
NATIONAL
BANK
OF CANADA
05006237

2004 Annual Report

opportunities



development
avenues
possibilities
potential

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Communication with Shareholders

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address or telephone numbers opposite.

Other shareholder inquiries
can be addressed to:
Investor Relations
National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196

E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

This Annual Report is published by the Public Relations Department, National Bank of Canada.

Design and Theme
CG3 inc. | Communications | Graphisme

Photography
Carl Lessard Photographe, 2M2

Printing
Transcontinental Litho Acme

Legal Deposit
4th quarter 2004
Bibliothèque nationale du Québec
Printed in Canada
ISBN 2-921835-37-1

Head Office
National Bank Tower
600 de La Gauchetière West
Montreal, Quebec H3B 4L2
Canada

Pour obtenir un exemplaire de la version française du rapport annuel, veuillez vous adresser à :
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Banque Nationale du Canada
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Montréal (Québec) H3B 4L2
Canada


NATIONAL
BANK
OF CANADA

Highlights 2004

	2004	2003	Percentage change 2004/2003
OPERATING RESULTS			
(millions of dollars)			
Total revenues	3,549	3,362	6
Total revenues (taxable equivalent basis)[1]	3,657	3,459	6
Net income	725	624	16
Return on common shareholders' equity	18.8 %	16.5 %	
PER COMMON SHARE			
Net earnings			
Basic	$ 4.10	$ 3.37	22
Diluted	4.05	3.34	21
Dividends declared	1.42	1.08	31
Book value	22.87	21.32	7
Stock trading range			
High	$ 48.78	$ 41.19	
Low	40.17	29.95	
Close	48.78	40.91	
FINANCIAL POSITION			
(millions of dollars)			
Total assets	88,807	84,931	5
Loans and acceptances	44,574	41,715	7
Deposits	53,432	51,463	4
Subordinated debentures and shareholders' equity	5,612	5,613	–
Capital ratios – BIS			
Tier 1	9.6 %	9.6 %	
Total	13.0 %	13.4 %	
Impaired loans, net of specific and general allowances	(190)	(154)	
As a percentage of loans and acceptances	(0.4)%	(0.4)%	
Interest coverage	12.61	10.22	
Asset coverage	3.42	3.19	
OTHER INFORMATION			
Number of common shares at end of year *(thousands)*	167,430	174,620	
Number of common shareholders of record	26,961	27,865	
Number of employees	16,555	16,935	(2)
Number of branches in Canada	462	477	(3)
Number of banking machines	770	817	(6)

(1) See "Financial Reporting Method" on page 14.

At your bank, we see the world as a place of endless opportunity. From our vantage point as Quebec's leading bank and an institution firmly anchored in key niches across Canada, we see and seize opportunities to create innovative financial products and services, which we then deploy through our many vast networks.

grasp

achievement

identify

capitalize

persistence

achievement

identify

focus

drive

see and seize

knowledge

speed

drive

focus

speed

knowledge

persistence

observe

capitalize

imagine
organization
invent
expertise
inspiration
network
expand
create and deploy
expand
innovate
grow
innovate
ingenuity
network
organization
expertise



Message from the Chairman of the Board

As this is my first time addressing you as Chairman of the Board, I would like to begin by thanking the shareholders for the confidence they showed in me by electing me to the Board, and my fellow directors, who have entrusted me with the honour of presiding over the Board's activities.

National Bank of Canada had another outstanding year in 2004. On behalf of all the shareholders, I would like to congratulate the management and employees of the Bank on their stellar performance.

The year's results reveal a business that is performing well on all fronts. They also provide excellent stimulus to the members of the Board, who are naturally eager to play a role in the Bank's success. And this leads me to reflect on the Board's contribution to the Bank, which is contingent on the quality of the men and women seated around the boardroom table.

Jean Douville, Chairman of the Board

The role of a board of directors is twofold. It must safeguard the company's assets while ensuring compliance with the applicable laws and regulations and the disclosure of timely, meaningful and accurate financial information. This fiduciary role is very important, especially in light of the events that have shaken the business world in recent years. As a result, fiduciary responsibilities are increasingly the subject of legislation governing businesses and the standards of sound business practices set by financial industry regulators. Such statutory and regulatory measures have limited practical value, however, unless they are diligently applied and overseen by highly qualified directors and officers who possess impeccable integrity.

In addition to this fiduciary role, the Board must ensure the Bank's viability, profitability, sustainability and development in order to maximize its growth potential and the return to its shareholders. To meet this challenge, teamwork between Management and the Board—and among the Board members themselves—is absolutely paramount.

While the personal and professional qualities of individual directors are obviously critical to the Board's ability to participate meaningfully in reviewing results and determining orientations, so is a good understanding of the banking industry in general and the issues specific to the Bank. Armed with this knowledge, the Board can go beyond its basic stewardship obligations and discharge its responsibilities effectively.

Such expertise is not innate. The corporate governance environment has become increasingly complex for large businesses like the Bank due to new standards and requirements. In addition, the scope of the Bank's activities demands that directors possess broad-based knowledge and keen intellectual curiosity.

There are several ways in which the Bank's directors hone their skills and thereby gain the expertise needed to fulfill their mandate. They benefit from constructive dialogue with Management during Board meetings. The meetings also provide an opportunity to speak with business-line officers about their mandates, the issues they face and their projects.

The directors also gain expertise by taking part in the work of the various committees, which undertake detailed analyses of key areas of the Bank's corporate governance, human resources, financial and risk management practices.

Finally, the directors benefit from training seminars, where specific aspects of the Bank's operations are discussed at length.

I would like to point out the significant contribution that the Bank and its Chief Executive Officer, Réal Raymond, are making in the area of director education. In partnership with McGill University, the University of Toronto, and the Institute of Corporate Directors, they have set up the first French-language training program for corporate directors. Excellence in corporate governance is more than an obligation for the Bank; it also greatly facilitates the operational decisions the Bank must make as a business that is particularly dependent on the accuracy of financial information.

With a well-balanced blend of expertise, experience and knowledge of Bank operations, the directors have the confidence they need to fully carry out their duties. They also feel more committed and ready to work as a team when the time comes to make decisions.

In fiscal 2004, steps were taken to further strengthen corporate governance at the Bank. At the last Annual Meeting of Shareholders, the minimum number of directors permitted on the Board was therefore reduced from 15 to 12 and the maximum number was cut from 25 to 18. As at October 31, 2004, there were 15 directors, including 11 independent directors, as defined in securities legislation. A smaller Board means greater participation by each member, which in turn means more effective teamwork.

Furthermore, the new provisions governing the exercise of stock options by senior officers who are members of the Executive Committee are designed to be more transparent to shareholders. Among other things, they provide for five business days' notice prior to exercising options and a holding period for the shares acquired.

As for the Board's internal governance, a self-assessment process was instituted to ensure even greater engagement from individual Board members.

The Board also played a key role in setting the Bank's major orientations, particularly in capital management and strategic planning.

With the Bank's excellent profitability and sound risk and balance sheet management of the past few years, the Board has had the enviable task of deciding how best to provide shareholders with the rewards of their investment. Decisions concerning frequent and substantial dividend increases and the share repurchase programs have aimed to preserve a balance between available resources, shareholders' expectations of a high return and the Bank's capital requirements, while ensuring continued growth and excellent capitalization. The 120% return that shareholders have received since October 2001 suggests that the decisions taken have been the right ones.

The Board's participation in the strategic planning process, meanwhile, has never been as important as it is today. The Board helps to define the issues, major orientations and action plans of the Bank and its operating units. It also deals with crucial matters such as information technology and key human resources orientations and oversees the strict monitoring of strategy deployment.

Finally, the Board carefully studies the regulatory environment in which Canadian financial institutions operate, including prospective rules concerning mergers between large and smaller institutions. It explores all scenarios, with or without mergers, so as to be prepared for any outcome.

In 2004, the Bank continued on the upward trajectory begun a few years ago. It increased its profitability, strengthened its financial base, and achieved excellent results for its shareholders. This performance speaks to the financial robustness of our organization, the soundness of its business plan and, above all, the commitment of all concerned to the Bank's success.

As Chairman of the Board, I would like to conclude by thanking my colleagues, and especially the chairs of the Board committees, for their steadfast support and tremendous work. I would also like to take the opportunity to thank Suzanne Leclair, Dee Parkinson-Marcoux and Jean Turmel for their dedication to the Bank and invaluable contribution to the work and deliberations of the Board. Ms. Parkinson-Marcoux stepped down as a director on December 17, 2004, while Ms. Leclair and Mr. Turmel will not be standing for re-election.

Jean Douville
Chairman of the Board

Message from the President and Chief Executive Officer

National Bank had an excellent year in 2004. Not only did we meet or exceed our financial targets, but we did so by making significant strides in realizing the Bank's strategic objectives.

Net income reached $725 million, for an increase of $101 million over 2003 and an 18.8% return on common shareholders' equity. Earnings per share, meanwhile, amounted to $4.10, up 22% from 2003.

Over the past few years, the Bank's results and financial soundness indicators have steadily improved, both in absolute terms and relative to the industry. This sustained performance has been recognized by financial markets, as evidenced by the sharp rise in the value of National Bank stock. In fact, from 1999 to 2004, National Bank's share price soared 173%, from $17.90 to $48.78. This increase—the largest of any major Canadian bank by far—resulted from a combination of three factors that determine share price.

- First, our earnings per share grew 80%, from $2.28 in 1999 to $4.10 in 2004.
- Second, our dividend more than doubled, from $0.70 per share in 1999 to $1.42 in 2004.
- Third, these higher earnings per share and dividends led to an approximately 50% improvement in the valuation metrics of the Bank's stock, with the price/earnings ratio increasing from 7.9 to 11.9 times earnings per share.

Improving the price/earnings ratio to reach banking industry levels has been a major concern in recent years, not only because of what it means in immediate terms for shareholders, but also because valuation metrics reflect market recognition of the quality of current and future performance.



Réal Raymond, President and Chief Executive Officer

The Bank earned this market recognition by diligently pursuing its strategy of being a super-regional bank with steadfast professionalism, by working tirelessly to convince investors that this strategy was the right one and, most importantly, by delivering the anticipated results.

Fiscal 2004 provides a perfect illustration of how the Bank has gained the confidence of investors. For the Bank as a whole, revenues grew a solid 6%, productivity remained in line with that of much larger banks, and specific allowances for credit losses were reduced by 20%. Because of this ongoing improvement in credit quality, the Bank was also able to reduce its general allowance by $55 million, adding $0.20 after tax to earnings per share.

Capitalization, for its part, continued to be excellent, enabling the Bank to reconcile a 31% increase in the dividend paid during the year, a third share repurchase program for 5% of the Bank's common stock, and maintaining a Tier 1 capital ratio near the high end of the target range.

All segments of the Bank contributed to this growth by increasing their net income. For two of three segments, revenue growth outpaced the rise in expenses. Moreover, there was generalized improvement in portfolio quality, reflected in an across-the-board drop in allowances for credit losses and impaired loans.

More importantly, a link can be drawn between the segment results and our strategic priorities. At Personal and Commercial, for instance, our partnership strategy for the delivery of bank products proved very successful, as seen in the rapid growth in loans made through this distribution channel. On the other hand, commercial loans to energy sector companies showed solid growth. The Bank sought to maintain its spreads in the face of fierce competition and low interest rates, and was largely successful in doing so.

In addition, our different networks were very effective in managing the sale of wealth management products, resulting in increased share of wallet for National Bank and its subsidiaries.

Wealth Management performed very well in fiscal 2004. After a fairly difficult few years, full-service brokerage made a strong comeback. Furthermore, National Bank Mutual Funds sold through our branches posted the highest ratio of net inflows to assets under management in the banking industry and the second highest among the big fund families. Finally, Private Investment Management, a high-end product that has given us a strong presence on the discretionary wealth management market, was an unmitigated success.

The performance of the Financial Markets segment was no less impressive. Five years after acquiring First Marathon, National Bank Financial has risen to become one of Canada's top-tier investment dealers—especially in advisory services and merger and acquisition financing—adding to its enviable position in fixed-income securities and as a distributor of equities. This year's results for the Financial Markets segment once again showed that the strategy of building a vast, diversified portfolio of activities, where risk is effectively managed, was the best way to ensure solid medium-term gains with acceptable volatility in the short term.

In summing up the performance of the Bank and its segments, I would say that the efforts of the past few years have been channelled into bolstering the Bank's profitability and strengthening its balance sheet by focussing, with considerable success, on its natural pathways to growth.

National Bank has consequently made more than satisfactory progress in a fast-changing financial industry. In the years ahead, the Bank intends to build on these gains by seeking out new opportunities even more proactively. Growth will first be generated from within the organization by making profitable use of our core competencies. Such opportunities for expansion will more than likely be an extension of the super-regional bank model that has proved to be such a good fit.

Acquisitions, as part of bank mergers or other projects, could step up the pace of internal growth; however, as I have said many times, the Bank's future will hinge on its capacity to deploy its own human and financial resources in a rigorous and disciplined manner.

The Canadian financial landscape is rich with such opportunities: it is up to the Bank and its subsidiaries to tap them. Our successes in wealth management and automobile insurance show that there is still plenty of room for growth in our Quebec core market, where the Bank's reputation, loyal customer base and extensive resources give it powerful leverage.

We will, of course, be prudent in undertaking any such expansion projects, and the principle of diversifying risk among several new initiatives will continue to be stringently upheld.

Our unwavering focus on quality customer service has been, and will continue to be, a key factor in our success. In the next few years, this value, which is shared by all National Bank employees, will be backed up by major investments that will improve customer service and our sales capability while yielding efficiency gains. National Bank has become a truly modern enterprise and intends to remain so in every respect.

In conclusion, I would like to commend my colleagues on the Executive Committee and all personnel for their dedication to the Bank and its clients. Our employees are without a doubt our most valuable asset in achieving our business objectives and they have once again surpassed themselves this year. I would like to thank all the members of the Board of Directors for their generous support and sound advice. I would also like to thank Jean Turmel, who has played a crucial role in shaping the Bank into the institution we know today. We wish him a long and happy retirement. I would like to especially thank our many long-standing shareholders who put their trust in the Bank and today are reaping the benefits.

Réal Raymond
President and Chief Executive Officer


wealth
management
financial markets
personal and
commercial banking
a world of opportunity
wealth
management
financial markets
personal
and
commercial banking

Table of Contents

Management's Discussion and Analysis dated December 2, 2004.

Notes to Readers

Compliance with Canadian securities regulatory standards

The Management's Discussion and Analysis was prepared in accordance with the requirements set out in Regulation 51-102 respecting continuous disclosure obligations, which came into effect on March 30, 2004. While these requirements do not apply to the fiscal year ended October 31, 2004, National Bank of Canada has elected to provide additional disclosure of corresponding information in the Management's Discussion and Analysis for the fiscal year ended October 31, 2004 in order to comply immediately with the Regulation and facilitate examination of interim management reports in 2005.

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this Annual Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act of 1995*. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Financial reporting method

The consolidated financial statements of the Bank are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Unless otherwise stated, all amounts presented in the Management's Discussion and Analysis are expressed in Canadian dollars.

The Bank uses certain measurements that do not comply with GAAP to assess results. Securities regulators require companies to caution readers that net earnings and any other measurements adjusted using non-GAAP criteria are not standard under GAAP and cannot be easily compared with similar measurements used by other companies. Like many other institutions, the Bank uses the taxable equivalent basis to calculate net interest income, other income and income taxes. This calculation method consists in grossing up certain tax-exempt income (primarily dividends) by the income tax that would have been otherwise payable. An equivalent amount is added to income taxes. The impact of these adjustments is reversed under the "Other" heading. This adjustment is necessary in order to perform a uniform comparison of the return on different assets regardless of their tax treatment.

Since the beginning of the 2004 fiscal year, the Bank has been measuring the results of its business segments using actual losses incurred rather than expected losses. The previous year's data have been restated in order to compare them with this year's data.

Factors that could affect future results

As indicated in the caution regarding forward-looking statements, the inevitable risks and uncertainties of these statements, whether general or specific, could cause the Bank's actual results to be considerably different from those set out in the forward-looking statements. Some of these factors are discussed below. Others, such as credit risk, market risk, liquidity risk, operational risk and other risk factors are discussed under Risk Management on page 61 of the Annual Report.

Key factors

General economic and business conditions in regions where the Bank operates
Although the Bank operates primarily in Canada, it also has business operations in the United States and other countries. Consequently, the economic and business conditions in the geographic regions where the Bank operates can have an impact on its revenues. These conditions include short- and long-term interest rates, inflation, fluctuations in debt securities markets and financial markets, foreign exchange rates, the strength of the economy and the extent of the Bank's business operations in a given country.

Monetary policy
The monetary policies of the Bank of Canada and the Federal Reserve Board in the United States as well as other interventionist measures in capital markets have repercussions on the Bank's revenues. Variations in the exchange rate and the general level of interest rates can impact the Bank's profitability. The Bank has no control over changes in monetary policies or in capital market conditions.

Competition
The extent of competition on the markets where the Bank operates has an impact on its performance. Retaining clients hinges on a number of factors such as the price of products and services, the quality of service and changes in the products and services offered.

Legislative and regulatory amendments
Various levels of government and regulatory bodies have introduced regulations intended to protect the interests of the Bank's clients, employees and shareholders. Amended laws and regulations, including changes in the way they are interpreted or applied, could have an impact on the Bank in that they may limit its product or service offering or increase competitors' capacity to rival it with their own offering. Failure by the Bank to comply with applicable laws and regulations may result in sanctions and fines being levelled against it, which could have an unfavourable impact on the Bank's financial results and reputation.

Accuracy and completeness of information about clients and counterparties
The Bank relies on the accuracy and completeness of information on clients and counterparties. In decisions concerning approval of credit or other transactions with clients and counterparties, the Bank may use information provided by them, including their financial statements and other financial information. The Bank can also refer to the statements made by clients and counterparties regarding the accuracy and completeness of such information and auditors' reports with respect to their financial statements. In the event that the financial statements of its clients or counterparties are misleading or do not present fairly, in all material respects, their financial position or operating results, there could be negative consequences on the Bank's revenues.

New products and services to maintain or increase market share
The Bank's capacity to maintain or increase its market share depends, in part, on the way in which it is able to tailor its products and services to changing industry standards. Financial services companies are now under growing pressure in terms of product and service pricing, which can reduce total revenues. Moreover, adopting new technologies, including web-based services, in order to modify or adapt products and services can lead to huge expenses for the Bank.

Acquisitions
The Bank's ability to successfully complete an acquisition is often conditional on regulatory approval, and the Bank cannot be certain when or under what conditions, if any, approval will be given. Acquisitions can affect future results depending on whether Management succeeds in integrating the acquired company.

Commercial infrastructure
Third parties provide the essential components of the Bank's commercial infrastructure, such as Internet connections and network access. Interruptions in these or other communication services provided by third parties can adversely affect the Bank's ability to provide products and services to its clients and to otherwise conduct business.

Other factors
Other factors that can affect the Bank's future results include its ability to recruit and retain key personnel, amendments to tax legislation, unforeseen changes in consumption and savings habits, technological advances, the potential impact of international conflicts or natural catastrophes on the Bank's activities, and the Bank's capacity to foresee and effectively manage the risks associated with these factors against the backdrop of rigorous risk management.

The Bank cautions readers that other factors in addition to those indicated above could have an impact on its future results. When relying on forward-looking statements to make decisions concerning the Bank, investors and other stakeholders should carefully consider these factors and all other uncertainties, potential events and industry-related or particular factors at the Bank that could negatively affect the future results of the Bank. The Bank will not update forward-looking statements, be they written or oral, that may be made from time to time by the Bank or on its behalf.

Additional disclosure

Additional information about National Bank of Canada, including the Annual Information Form, can be obtained from the SEDAR website at www.sedar.com and the Bank's website at www.nbc.ca.

Management's Discussion and Analysis of Financial Condition and Operating Results

OBJECTIVES AND RESULTS

Profitability well over target

In its 2003 Annual Report, National Bank published its financial objectives for fiscal 2004. The targets were set so as to create an attainable challenge given the prevailing context and the organization's strengths. More specifically, the Bank had committed to grow its earnings per share by 5% to 10%, to offer a return on common shareholders' equity (ROE) of 15% to 17%, to maintain a Tier 1 capital ratio of 8.75% to 9.50%, and to pay dividends representing between 35% and 45% of net income available to common shareholders. The Bank delivered on all these commitments. The table below compares the objectives with the results achieved as at October 31, 2004.

Objectives and Results

	Results 2004	Objectives 2004	Objectives 2005
Growth in earnings per share	22%	5% - 10%	5% - 10%
Return on common shareholders' equity	18.8%	15% - 17%	16% - 18%
Tier 1 capital ratio	9.6%	8.75% - 9.50%	More than 8.5%
Dividend payout ratio	35%	35% - 45%	35% - 45%

Looking ahead to 2005, the Bank intends to maintain its objective for growth in earnings per share at between 5% and 10%, and its dividend payout ratio at between 35% and 45%. The upper and lower limits of the target range for ROE will be increased by 1%, to between 16% and 18%. The minimum Tier 1 capital ratio has been lowered to 8.5%. The Bank has opted to no longer publish medium-term objectives.

For fiscal 2004, the Bank posted record net income of $725 million, up 16% compared to the $624 million of the previous fiscal year. Earnings per share reached $4.10 as against $3.37 for 2003, an increase of 22%. Return on common shareholders' equity was 18.8% in 2004 versus 16.5% a year earlier. This performance was achieved while maintaining a capital ratio of 9.6%. In addition, 35% of net income was paid out as dividends, up 3% from 2003.

Consolidated Results

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Net interest income	1,445	1,366	6
Other income	2,212	2,093	6
Total revenues	3,657	3,459	6
Operating expenses	2,392	2,257	6
Contribution	1,265	1,202	5
Provision for credit losses	86	177	(51)
Income before income taxes	1,179	1,025	15
Income taxes	426	374	14
Non-controlling interest	28	27	4
Net income	725	624	16
Earnings per share	$ 4.10	$ 3.37	22
Average assets	78,672	71,810	10
Risk-weighted assets	40,823	40,061	2
Average deposits	50,186	48,204	4
Net impaired loans[2]	(190)	(154)	(23)
ROE	18.8%	16.5%	
Efficiency ratio	65.4%	65.3%	

Fiscal 2004 also saw total revenues on a taxable equivalent basis[1] reach a new high of $3.7 billion, which was $198 million or 6% higher than for the previous year. This increase came equally from net interest income and other income, with the latter reaching $2,212 million as at October 31, 2004 or 60.5% of total revenues. Operating expenses were $2,392 million, up $135 million or 6%. The efficiency ratio remained relatively stable at 65.4%, versus 65.3% in 2003. In addition, loan losses were down 51% or $91 million compared to 2003. Reversals of the general allowance for credit risk accounted for 60% or $55 million of that reduction. Excluding the reversals of the general allowance, loan losses fell by 20% in 2004 and represented only 0.34% of average loans and bankers' acceptances, signalling a marked improvement in the quality of the Bank's portfolio. Impaired loans net of the specific allowances declined 36% to $160 million as a result of changes to the Bank's risk profile and the economy's continued strength.

It should be noted that all segments contributed to the Bank's success in terms of both revenues and income.

The consolidated results are discussed in greater detail on page 48 of the Management's Discussion and Analysis.

(1) See "Financial Reporting Method" on page 14.

(2) Net of specific and general allowances

Revenue and Net Income Growth by Segment from 2003 to 2004

Year ended October 31, 2004 (taxable equivalent basis)[1]

	Revenues	Net income
Personal and Commercial	+ 4%	+ 8%
Wealth Management	+ 13%	+ 28%
Financial Markets	+ 6%	+ 14%

IMPROVEMENT IN THE BANK'S RISK PROFILE

Loan Breakdown by Risk Type
Net Impaired Loans and Provisioning
(millions of dollars)

	2004	2003	2002	2001	2000
Total loans and acceptances*	**50,204**	47,958	47,953	51,172	49,931
Personal loans	**56%**	53%	52%	49%	50%
Business loans	**34%**	38%	40%	44%	44%
Other loans	**10%**	9%	8%	7%	6%
Net impaired loans	**160**	251	246	591	544
Provisioning rate	**58.7%**	47.3%	51.1%	39.1%	45.2%
General allowance	**350**	405	405	500	500
Impaired loans, net of specific and general allowances	**(190)**	(154)	(159)	91	44
as a % of loans and acceptances	**(0.38)%**	(0.32)%	(0.33)%	0.18%	0.09%

Including securitization

ONE OF THE MAIN REASONS FOR THE BANK'S STRONG PERFORMANCE IN RECENT YEARS HAS BEEN THE IMPROVED QUALITY OF ITS LOAN PORTFOLIO. STEADY GROWTH IN PERSONAL LOANS HAS BEEN A KEY FACTOR. ALTHOUGH THE CONTRIBUTION FROM BUSINESS LOANS HAS FALLEN SHARPLY (FROM 44% IN 2000 TO 34% IN 2004), THIS DOES NOT MEAN THAT THE BANK HAS BACKED AWAY FROM THE COMMERCIAL LENDING MARKET. INSTEAD, THE DECLINE REFLECTS WEAK DEMAND FOR CREDIT DUE TO HIGHLY LIQUID CORPORATE BALANCE SHEETS AND THE INCREASED CAPACITY OF FINANCIAL MARKETS TO ABSORB CREDIT RISKS, PARTICULARLY THROUGH THE USE OF DERIVATIVES.

ADAPTING TO MARKET TRENDS, THE BANK ADOPTED A PRUDENT AND PROACTIVE APPROACH TO RISK MANAGEMENT. AS A RESULT, NET IMPAIRED LOANS PLUNGED 71% BETWEEN 2000 AND 2004 WHILE THE PROVISIONING RATE INCREASED SIGNIFICANTLY. SIMILARLY, DESPITE A $55 MILLION DECREASE IN THE GENERAL ALLOWANCE, AGGREGATE ALLOWANCES EXCEEDED IMPAIRED LOANS BY $190 MILLION, ACCOUNTING FOR (0.38)% OF ALL LOANS AND ACCEPTANCES. THE CANADIAN BANKING SYSTEM SEEMS TO BE IN THE MOST FAVOURABLE PHASE OF THE CREDIT CYCLE. GIVEN THE POSITIVE GROWTH OUTLOOK FOR THE CANADIAN ECONOMY AS REFLECTED IN EMPLOYMENT GAINS AND RELATIVELY WEAK INTEREST RATES, COMBINED WITH RECENT TRENDS IN COMMERCIAL BANKRUPTCIES, THIS LOW-LOSS PHASE SHOULD CONTINUE FOR THE COMING QUARTERS.

(1) See "Financial Reporting Method" on page 14.

THE BANK'S STRATEGY

Focussing on key factors

A super-regional bank...
National Bank's strategy is solidly geared to the Canadian market, particularly Quebec. It has adopted the super-regional bank model, which has proven so successful in the United States. A super-regional bank concentrates resources in a given area rather than deploying them country-wide. In its core market, National Bank is focussed on building strongholds in retail, SME and corporate banking and defending them against larger national players.

Since its introduction during the 2003 advertising campaigns, our new tagline ("Quebec's leading bank") has been effective in ensuring that a growing number of Quebecers consider National Bank their main financial institution and the best financial institution in the province.

... with well chosen niches across Canada
Applying this business model in no way prevents a bank from moving beyond its core market. When doing so, however, it must be selective and choose specialized niches that do not require an extensive network of outlets. Capital market activities—including full-service brokerage and mutual funds—are among these niches, particularly in Canada where the main brokerage firms are bank subsidiaries.

Keys to success
All banks with diversified activities have certain factors of success in common: a varied palette of profitable products, credit quality, operational efficiency and sound financial management. National Bank closely monitors all of these aspects. To take full advantage of the business model it has chosen, six other factors of success, which underpin the Bank's various orientations, have been identified.

SIX KEY FACTORS OF SUCCESS

Maintain a strong position in Quebec
- By far the leading bank in Quebec, approximately double the size of its main bank competitor
- Ranked first or second among all banking institutions present in its priority markets

Keep activities outside Quebec very focussed
- Altamira
- Expansion of the full-service brokerage network
- Financing of emerging companies in the energy sector
- Niches in commercial financing thanks to high-calibre investment bankers recruited by National Bank Financial

Provide quality service to attain a high level of customer satisfaction
- Marked increase in satisfaction among individual and business clients
- Among the best brokerage firms in terms of research
- First in terms of service quality of online transactions

Create economies of scope through a comprehensive product offering
- Wealth management services deployed in the branch network
- Insurance products
- Canadian Blue Chip Portfolio-Linked Note

Maintain an excellent level of capitalization
- Tier 1 capital ratio consistently above the target range

Forge partnerships to increase revenues and reduce costs
- Partnership deployed with Investors Group, Great-West Life and London Life
- Partnership introduced with MD Management
- New partnership with Canada Life

SHAREHOLDER VALUE ADDED

Up 24% per year

Organizational capacity

National Bank also assigns a great deal of importance to its organizational capacity. The nine members of the Executive Committee meet frequently and mechanisms have been established to facilitate teamwork. For example, business units and support departments have signed service agreements that set performance standards for key criteria, such as response time, with a view to offering superior service.

Recruiting and retaining talented young professionals, as well as providing training to personnel and planning for succession, are key to the institution's overall performance. Linking the Bank's performance to compensation ensures the engagement of personnel. The Bank's bonus program based on unit performance and individual performance, the variable compensation paid to the sales forces, and the share ownership and stock option plans are all used to that end. Management also communicates regularly with employees to promote awareness about the Bank's performance, orientations and challenges.

As the table below shows, the Bank creates value for its shareholders. Shareholder value added (SVA) is calculated by deducting the cost of capital from available income (before goodwill charges). The cost of capital is the minimum compensation required by the Bank's common shareholders in light of returns available elsewhere on capital markets. In fiscal 2004, the Bank reduced its estimated cost of capital from 13% to 11%. Value created for shareholders in 2004 exceeded by $290 million what shareholders could have expected from investments having a comparable degree of risk. SVA grew by $162 million compared to the SVA recorded in 2003, with $74 million attributable to the change in the cost of capital. Over the past five years, National Bank of Canada has therefore created $546 million of added value for its shareholders, for average annual growth of 34% (or 24% once the change in the cost of capital is taken into account). Stock market capitalization, which broke above the $8 billion mark as at October 31, 2004, grew at a pace of 16.2%.

Shareholder Value Added

Year ended October 31
(millions of dollars)

	2004	2003	2002	2001	2000	AAGR[1]
Available income	**702**	599	408	547	500	
Average common equity used	**3,742**	3,624	3,628	3,430	3,144	
Cost of capital[2]	**412**	471	472	446	409	
Shareholder value added	**290**	128	(64)	101	91	33.6%
Stock market capitalization	**8,167**	7,144	5,366	4,616	4,727	16.2%

(1) Average annual growth rate
(2) 11% in 2004; 13% from 2000 to 2003

SHAREHOLDER RETURN

Higher than the industry


Total Return Index (1999 = 100)
310.0
260.0
210.0
160.0
110.0
60.0
NBC
S&P/TSX Banks
S&P/TSX Composite
1999
2000
2001
2002
2003
2004

Total shareholder return consists of the return on the share price, assuming dividends are fully reinvested. Over a five-year period, the Bank posted stronger shareholder returns than the industry as a whole. Since 1999, the Bank's total shareholder return has been 219% versus 134% for the Canadian banking industry, which itself significantly outperformed the TSX Composite Index. From October 31, 2003 to October 31, 2004, the Bank's shareholder return was 23%, or 6 points more than the 17% recorded for all banks.

CAPITAL MANAGEMENT

Clearly benefitting shareholders


Tier 1 Capital Ratio
13%
12%
11%
10%
9%
8%
Upper limit of target range
Lower limit of target range
2000
2001
2002
2003
2004

Capital management, which is a key component of the Bank's overall financial management, reflects regulatory requirements and the Bank's objectives in terms of business development and shareholder expectations.

Banks use their capital mainly to cover risks incurred by their various operations. Those risks relate mainly to material loan losses, highly unfavourable developments in financial markets, negative events such as fraud or errors and poor decisions concerning operations. Although current Tier 1 regulatory capital criteria apply only to credit and market risks, the Bank allocates capital to cover operational and business risks as well, thereby taking the initiative of adopting the capital framework scheduled to take effect in 2008 under the Basel II Accord.

As part of its capital management activities, the Bank also takes into account its current and projected income, its need for capital to finance internal growth or acquisitions, and the industry's capitalization standards. The Bank's target ratio for Tier 1 regulatory capital in 2004 (between 8.75% and 9.50%) was considerably higher than the 7% minimum requirement as of which level banks are deemed to be very well capitalized, based on the standards of sound practice developed by Canadian regulatory authorities. Since the third quarter of fiscal 2001, National Bank's Tier 1 capital ratio has been near or above 9.50%, putting it in the upper portion of the current target range.


Sources and Use of Common Equity
(millions of dollars)
Available net income
Common share dividends
Common share repurchases net of issues
Increase in Tier 1 capital ratio
Decrease in risk-adjusted assets
Increase in goodwill
Debenture repurchases and
net issue of preferred shares
Other
702
2,641
(908)
(243)
(838)
(340)
(3)
(646)
(61)
264
(261)
(79)
(343)
24
91
Fiscal 2004
2000 to 2004
(1,000)
(500)
0
500
1,000
1,500
2,000
2,500
3,000

To raise its Tier 1 capital ratio to this level, the Bank used $646 million to repurchase common equity. Given the role of bank capital, it is clear that tightly controlling risks is the cornerstone of capital management because it has a direct impact on the capital levels required. In that respect, the Bank has made considerable progress in recent years, not only on the basis of credit quality—the most visible aspect—but also in other areas of bank risk. Because of that progress, the capital the Bank needs in order to support each dollar of assets and revenues has been substantially reduced. During the past five years, the Bank's inherent risk, as measured by risk-adjusted assets, fell 8% while revenues and income jumped 49% and 74% respectively. In the process, approximately $264 million in capital was freed up.


Dividend Payout Ratio*
40%
30%
20%
10%
%
30%
30%
33%
32%
35%
2000
2001
2002
2003
2004

*Before the impairment charge on an investment in 2002

As a result of its excellent profitability during the period and its policy of rigorous balance sheet management, the Bank was in a good position to ensure that a growing share of its income was distributed to shareholders. This is confirmed by the sustained increase in the target and effective ratio of dividend payouts. During the past five years, the Bank paid $908 million in dividends on common shares. An additional $838 million was distributed to shareholders as part of three successive normal course issuer bids to repurchase 5% of Bank shares outstanding as at the respective commencement dates. In 2004, 83.2% of the Bank's available income of $702 million was returned to common shareholders as dividends ($243 million) or as part of the net repurchase of shares ($340 million).

The Bank intends to continue its current policy of actively managing its capital and balance sheet. Management does not consider it necessary to target a Tier 1 capital ratio that is significantly higher than the current ratio solely to build up a war chest that can be used for major acquisitions. It should definitely be possible to finance such acquisitions on the market, especially since the projects would not be contemplated unless they added value for shareholders. In the meantime, the Bank will continue to ensure that shareholders receive most of the capital not required to fuel internal growth.

ECONOMIC ENVIRONMENT

Canadian economy buoyed by global growth

Economic growth in 2004 is expected to be 2.9%, in line with our 2003 projections.

Following a slowdown in 2003, the economy benefitted significantly from strong global demand and higher prices for commodities. The ratio of export to import prices (terms of trade) reached a record level in 2004. While one might think that energy prices were the sole contributing factor, in fact a number of other commodities, including nickel, lead, zinc, aluminum, steel and forestry products, made solid gains.

Consequently, Canadian companies were able to more readily adjust to the strengthening loonie, which had advanced more than 21% against the greenback in 2003. Overall, higher world prices and capacity utilization rates boosted Canadian manufacturers' profit margins. As a result, commercial bankruptcies continued to fall in 2004, right across the country. The Bank has not experienced a deterioration in the risk profile of its entire loan portfolio and therefore does not expect loan losses to increase.

One of the downsides of the appreciation in the Canadian dollar has been the loss of approximately 80,000 manufacturing jobs since November 2002 when the sector was at its peak. The job market nevertheless performed honourably with 1.7% employment growth and lower unemployment anticipated for 2004 Canada-wide.

Growth in the personal bankruptcy rate, at 5%, was fairly contained in Quebec and Ontario. In Western Canada, bankruptcies were down. This is probably a reflection of the shift in economic growth in 2004 towards the Western provinces, which have plentiful natural resources and are recovering from a two-year drought. Economic growth for 2004 is expected to be below 3.0% in Atlantic Canada, Ontario and Quebec and above 3.0% in Western Canada.

Outlook

The run-up in energy prices is worrisome because, in the past, oil shocks have pushed the global economy into a recession. However, conditions today are fundamentally different. For one thing, the monetary policies of the major industrialized nations are now generally accommodating. Secondly, although the nominal price of oil topped a record US $50 per barrel in October, it would have to climb to $80 per barrel in order to equal, on a constant purchasing power basis, the price attained during the second oil crisis in the early 1980s.

Like the International Monetary Fund, we believe that global economic growth will be 4.3% in 2005, above the long-term trend of 3.6%. The U.S. economy, after expanding by 4.3% in 2004, should slow to 3.3%, bringing it closer to its potential growth rate.

As in Canada, the U.S. central bank feels that the time has come to adopt a neutral monetary policy. National Bank anticipates a hike of about 150 basis points in the target U.S. federal funds rate in 2005. The increase in the Bank of Canada benchmark rate, which may not be as high, will be contingent on the economic impact of any further rise in the Canadian dollar occurring after fall 2004.

Mortgage rates should therefore remain at affordable levels. With a more balanced resale home market in Canada, house prices rose by less than 10% in 2004 and the trend should continue at that pace in 2005. Housing starts will taper off somewhat while remaining at exceptional levels: just over 200,000 units will be built in Canada as a whole and 50,000 in Quebec. Growth in residential mortgages is expected to be 10% in 2004 and dip only slightly in 2005.

Given the substantial budget and trade deficits in the United States, the greenback is likely to trend downward. Consequently, the loonie could climb higher and Canadian companies will be forced to contend with an even tougher competitive environment. We therefore anticipate modest job growth of 1.3% in 2005. However, companies will likely spend money on boosting productivity and inventories. With more projects in the energy sector, capital spending will be a key engine of economic growth.

Canada's economy should expand by an average of 3.3% in 2005. Ontario, Quebec and New Brunswick should see their economies grow by 3.0%. As in 2004, the Bank expects economic growth to be stronger in Western Canada, particularly Alberta and British Columbia.

Consequences for the Bank

In recent years, Canadian companies have been more focussed on amassing profits than investing them. They now have enough capital to start investing again without turning to external financing. Overall, commercial and corporate lending, in the form of debt and equity financing, are not expected to expand.

The rising Canadian dollar will make some sectors, such as textiles, clothing and furniture, more vulnerable to foreign competition. The Bank takes a prudent approach to companies in sectors that use large quantities of raw materials or that are sensitive to energy prices—manufacturers of transportation equipment, machinery, and electrical appliances and equipment. To assist Quebec exporting companies, the Bank has partnered with Investissement Québec to provide financing for the equipment they need to enhance productivity and hedge against currency fluctuations.

After taking off in 2003, stock markets were flat during the final three quarters of fiscal 2004. The positive earnings outlook and anticipated interest rate hikes are pulling markets in opposite directions. Until stock markets make a definite move in one direction, investors are likely to play it safe. Consequently, the Bank expects to post modest gains from wealth management activities that generate transaction-based revenues. Nevertheless, those gains will be made from a much higher starting point than in 2002.

STAKEHOLDERS

Across-the-board performance

Although the raison d'être of any company is to achieve good returns for its shareholders, the performance of a bank is measured not only in financial terms but also by its ability to meet the expectations of all partners that put their trust in it.

For a company such as National Bank, success depends on its ability to forge long-term relations with its clients. Customer satisfaction is the key to continued growth and profitability. That is why the Bank has made quality service and customer satisfaction its top priorities. Each business unit and all service centres have an action plan that yields quantifiable results. The level of customer satisfaction is continually tracked to evaluate efforts made and identify areas on which the Bank must focus. For example, branch customers are regularly surveyed for their opinion on all aspects of the services we offer, from the courteousness of branch personnel, to their appreciation of automated banking machines and the quality of our advisory services.

The Bank's customer service efforts in recent years have paid off. The increase in the number of "satisfied" or "very satisfied" clients is proof that the Bank is listening to its clients and takes their concerns seriously.

Putting the focus on clients is also a very effective means of engaging personnel. It mobilizes everyone within the Bank, from the frontline employees who greet clients at the branches to those who input transactions at the administrative centres. Our commitment to clients is echoed at every level in the organization. Everyone is bound by internal service agreements to meet deadlines, eliminate irritants and minimize errors while increasing productivity. Our commitment to our clients has a domino effect on the people who work behind the scenes to help the Bank deliver superior service in every respect. Needless to say, responding promptly and ensuring total quality calls for streamlined, yet highly effective, technological processes. In the long run, such discipline translates into lower costs.

Another key factor is the competency of personnel. The Bank has focussed considerable resources and attention on developing its human capital and instilling a true culture of excellence. The criteria used in hiring personnel, appraising their performance and promoting them have been honed and tightened. The progress of each unit is measured by a scorecard through a process known as

"human resources certification" and, like customer satisfaction levels, has a direct influence on the bonuses paid to supervisory managers. Training activities offered by the Bank and via external institutions are available to and recommended for all employees. Through a partnership with Université du Québec à Montréal, the National Bank University Program offers courses at the undergraduate and graduate levels. In its eight years of existence, this program has enabled over 5,300 Bank employees to take university courses related to their line of work. As was the case with our emphasis on customer satisfaction, the results have been positive from the outset and our personnel continue to strengthen their competencies year after year. As the baby boom generation prepares to retire, our training initiatives and our efforts to retain top talent are particularly important as they enable the Bank to meet the challenge of replacing numerous management employees with a new generation of bankers.

Retaining talented employees is a priority for the Bank's Management. To meet that challenge, a variety of measures have been implemented, such as allowing those employees to contribute fully to the company's challenges, acknowledging their contribution, giving them the opportunity to strengthen their competencies and creating an environment where it is easier to reconcile work and family responsibilities. The Bank also tries to foster open dialogue between Management and employees and, in working towards that goal, has launched programs such as the Leaders' Institute. The practices introduced in the past few years are intended to ensure that the Bank has top-calibre employees who take pride in belonging to a highly respected company.

Lastly, the Bank is dedicated to helping the communities it serves. In keeping with its own business model, the Bank is committed to listening to the needs of the community. This intimate understanding of its local market not only gives it a definite competitive advantage, but also helps it rally "movers and shakers" who can drive important community projects or fundraising campaigns.

As a financial institution, we can make a difference through the business decisions we make. Our social involvement can also be measured by the financial resources we give to the community through donations, sponsorships and fundraising. Social involvement goes well beyond relations between the Bank and society. Many Bank employees are leaders in charity organizations, represent community interests, are involved in recreational or support groups for people who need a helping hand. The Bank's Social Responsibility Report provides details on the social involvement of the Bank and its employees.

Service quality: an ongoing commitment at every level of the Bank

National Bank has launched a quality initiative that reflects a total commitment to customer service. The success of our efforts was recognized in 2004 when the Bank received an honourable mention award at the Grands Prix québécois de la qualité.

Our service quality promise is based essentially on ensuring that a client approach is applied when managing operational processes. The approach is defined by the following principles:

- Focus on the eight dimensions of our service offering from the client's point of view (accessibility, competency, reliability, courtesy, speed, convenience, consideration and proactivity). The Bank's goal is to develop a long-term competitive advantage by reaching exceptional performance levels in three of those dimensions: competency, accessibility and proactivity.

- Identify "moments of truth"—client experiences that leave a lasting impression—and deploy high service standards for each of those moments.

- Implement service agreements between support units and business units that have direct contact with clients. The agreements enable business units to clearly define their needs and support units to make a commitment to achieving outstanding results.

- Make a sustained training effort and provide programs to enhance personnel satisfaction given that training and employee satisfaction are essential components of service quality.

- Use an advanced monitoring system that relies on a variety of instruments (e.g., client and employee surveys, scorecards for standards and agreements, efficient complaint management process).

All the facets of our service quality promise are analyzed on an ongoing basis in order to ensure superior performance levels for our clients and personnel. In an industry such as ours, that is the best way to guarantee success.

BUSINESS SEGMENT ANALYSIS

BUSINESS MIX

National Bank of Canada is a well-diversified business with over half its revenues and income generated by the Personal and Commercial segment. Its other two segments also make significant contributions to revenues and net income.

Economic capital is allocated to business segments on the basis of their evaluated risk level. As shown in the table, the Wealth Management segment uses little capital in relation to the income it

Business Mix(1)

Year ended October 31, 2004
(taxable equivalent basis)(2)
(millions of dollars)


27%
20%
53%
34%
14%
52%
37%
8%
55%
Financial Markets
Wealth Management
Personal and Commercial
Revenues
Income
Capital

(1) Excluding the "Other" heading
(2) See "Financial Reporting Method" on page 14.

Shareholder Value Added and Capital Breakdown by Business Segment

Year ended October 31
(millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net income available	**343**	314	**108**	79	**253**	228	**(2)**	(22)	**702**	599
Cost of capital	**175**	209	**24**	29	**119**	157	**94**	76	**412**	471
RAROC/ROE	**21.6%**	19.5%	**48.8%**	35.2%	**23.4%**	18.9%	**(0.2)%**	(3.7)%	**18.8%**	16.5%
Shareholder value added	**168**	105	**84**	50	**134**	71	**(96)**	(98)	**290**	128
Economic capital	**1,589**	1,611	**221**	226	**1,081**	1,205	**851**	582	**3,742**	3,624
Allocated to:										
Credit risk	**78.7%**	80.4%	**1.4%**	3.9%	**46.0%**	44.9%	**38.8%**	37.9%	**55.6%**	57.0%
Market risk	**2.7%**	3.1%	**2.5%**	2.3%	**37.8%**	38.1%	**38.2%**	49.0%	**20.9%**	22.1%
Operational risk	**18.6%**	16.5%	**96.1%**	93.8%	**16.2%**	17.0%	**23.0%**	13.1%	**23.5%**	20.9%
Efficiency ratio	**62.2%**	61.9%	**77.5%**	79.9%	**54.8%**	56.6%	**–**	–	**65.4%**	65.3%

generates, giving it an exceptionally high risk-adjusted return on capital (RAROC) ratio of 48.8%, an increase of nearly 14 points over fiscal 2003.

Nevertheless, the three segments present very different risk profiles. The Personal and Commercial segment drew the largest share of economic capital ($1,589 million) and was affected primarily by credit risk (78.7%) and, to a lesser degree, by operational risk (18.6%). The Wealth Management segment consumed $221 million of capital, and was sensitive to operational risk (96.1%). Contrary to popular belief, the Financial Markets segment had the most diversified risk: only 37.8% of the segment's economic capital was effectively allocated to the market, whereas 46.0% was attributable to credit activities and 16.2% to operations. This segment was allocated $1,081 million of capital. Overall, the Bank made progress in diversifying its risk for a second consecutive year, reducing credit risk from 57.0% to 55.6% and market risk exposure by 1%. As a result, the proportion of operational risk was relatively larger. Naturally, not all these risks are managed the same way. Risk management is discussed in more detail on page 61.

Every line of business added shareholder value for the Bank in 2004. Personal and Commercial contributed the most ($168 million). However, it was the Wealth Management segment that recorded the strongest growth in its shareholder value added (SVA), with a 13.6% higher return than in 2003. The Financial Markets segment generated $134 million of SVA. Given the excellent capitalization and strong profitability of all its business segments, the Bank does not have any specific plans to reallocate capital.

The Bank's average assets amounted to $78.7 billion this past year, versus $71.8 billion in 2003, an increase of 9.6% primarily attributable to Financial Markets. Average deposits were up 4.1% to $50.2 billion in 2004. In addition to the 2.4% and 30% increases in average deposits in the Personal and Commercial segment and the Wealth Management segment between October 31, 2003 and October 31, 2004, average deposits rose $0.8 billion or 4.6% in the Financial Markets segment. Total risk-weighted assets advanced 1.9% or $0.8 billion to reach $40.8 billion as at October 31, 2004, chiefly because of higher market risk and commitments to extend credit.

PERSONAL AND COMMERCIAL

In many ways, the Personal and Commercial segment is the Bank's most important line of business since it is responsible for the Bank's traditional activities and accounts for the largest share of employees, revenues, earnings and assets. The services it provides are constantly evolving. In addition to its traditional transaction, lending and deposit-taking operations, the Personal and Commercial segment offers individuals and businesses new services such as specialized financing, virtual access, payment options, insurance and international services. As its name indicates, this segment comprises two major types of activities—Personal Banking and Commercial Banking—each with its own senior vice-president.

Personal Banking Subsegment

Revenues – Personal Banking

($1,263 million)


Investing activities
12%
Transaction activities
35%
Credit activities
53%

Average Assets, Risk-Weighted Assets and Average Deposits

Year ended October 31
(millions of dollars)

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Average assets	**40,544**	38,679	**834**	805	**42,364**	37,819	**(5,070)**	(5,493)	**78,672**	71,810
Risk-weighted assets	**27,007**	25,222	**554**	659	**14,600**	16,020	**(1,338)**	(1,840)	**40,823**	40,061
Average deposits	**30,063**	29,359	**2,355**	1,812	**18,254**	17,459	**(486)**	(426)	**50,186**	48,204

The mission of the Personal Banking subsegment is to offer its clients outstanding transaction, lending, credit card, insurance and investment solutions that help them to achieve their financial goals.

First and foremost, Personal Banking is more than 8,500 direct or indirect employees serving in excess of 2.5 million clients across Canada through a network of 462 branches, 770 banking machines and virtual service infrastructures adapted to current realities.

In 2004, Personal Banking recorded revenues of $1,263 million, a 7% increase over 2003. Much of these revenues (53%) were generated by credit activities, which expanded by 12%. Transaction activities earned $4 million more than in the previous year, accounting for 35% of 2004 revenues. Investing activities did relatively better during the year with 4% growth, and at $153 million accounted for 12% of Personal Banking revenues. Most of the revenues from investing activities were commissions from the sale of products manufactured by units in the Wealth Management segment.

Revenues – Personal Banking

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Transaction activities	446	442	1
Credit activities	664	592	12
Investing activities	153	147	4
Total	1,263	1,181	7



Transaction activities

In terms of transaction activities, the Bank is faced with a definite challenge: to increase its revenue per client in a competitive environment that is both fierce and highly regulated and in a context characterized by strong consumer resistance to service charges as well as low interest rates that generate reduced spreads on transaction deposits.

To meet this challenge, the Bank focussed on reengineering its range of solutions. Its offering has been greatly simplified and optimized and now consists of six types of accounts (Chequing, Special Project Savings, Crescendo, Strategist, Natcan Strategist and US$ Progress) and four banking packages (Accessible, Direct Access, AccessPlus and Virtuoso) that allow for a variety of service combinations covering every need, from the most economical to the most sophisticated.

Transaction Deposits

Year ended October 31


10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Volumes
Spreads
5.02%
5.45%
4.37%
4.03%
3.60%
2000
2001
2002
2003
2004

The average volume of transaction deposits rose 4.3% between October 2003 and October 2004, but the average spread narrowed by 43 basis points, mainly because of declining interest rates in recent years. This drop in net interest income makes appropriate pricing all the more necessary, whether through packages or in other ways, for day-to-day transactions carried out on transaction accounts.

Transaction services have undergone a profound change in recent years with the deployment of the Internet and other electronic transaction methods. First of all, the number of transactions has risen sharply, with the Bank now processing 28% more transactions than it did in 2000, for almost 295 million transactions annually, demanding a huge effort in terms of systems and logistics. Furthermore, there has also been a major migration of clients towards remote transaction methods. As a result, the annual number of transactions carried out by non-electronic means dropped from 49 to 44 million between 2000 and 2004, while the number of electronic transactions soared to 250 million per year, for an average annual growth rate of 8%. And even within electronic transactions, habits change quickly. For instance, the proportion of transactions by telephone seems to be stagnating and even declining, while the proportion of transactions via the Internet, which accounted for less than 1% of transactions in 2000, now accounts for close to 4% of the total; an average annual growth rate of 52%.

(1) See "Financial Reporting Method" on page 14.


Transactions by Year and Type
(millions)
No. of transactions
% Electronic
233 79%
246 82%
262 84%
274 85%
295 85%
2000 2001 2002 2003 2004
Internet
Telephone
4.0%
3.0%
2.0%
1.0%
0
2000 2001 2002 2003 2004

The Bank's Internet strategy therefore has to be aligned to take advantage of this trend which is likely to lower the unit cost of transactions. In 2001, we implemented an Internet strategy in order to provide clients with simplified, reliable access to our products and services. A technology infrastructure that could meet current and future needs was developed, making it possible to update the www.nbc.ca portal, among other projects. All transaction activities have been centralized on the Bank's website so that clients can do their banking online. Clients are particularly pleased with the site's transaction functionalities as seen in the satisfaction rate, which has held steady at close to 100%.

Personal Internet Banking Solutions is secure and lets you carry out your banking transactions and manage your finances 24/7

- Consult a list of your past transactions (90 days)
- Consult the balance of all your accounts simultaneously
- Transfer funds between accounts
- Export data to financial planning software
- Order cheques
- Receive your bills (via webdoxs) from more than 1,000 suppliers and pay them online
- View the list of your past bill payments
- Transfer funds to other National Bank clients
- Obtain financial information
- Buy or sell National Bank Mutual Funds
- Apply for a mortgage or personal loan
- Make investments and manage your RRSP
- Consult the balance of your National Bank MasterCard account
- Open a bank account

The Bank's website is not the only electronic tool Personal Banking has to offer. Reflecting its mission to better serve the transaction needs of its clients, the Bank also features telephone banking services, the largest banking machine network of any bank in Quebec and access to The Exchange Network, which serves to extend the Bank's banking machine services beyond Quebec.

As a result of this shift in transaction methods, the configuration of the Bank's branches is gradually being modified. Special attention has been paid to the branch layout to bring it in line with the new vocation which is no longer solely transaction-based and is increasingly oriented towards advisory services. A project to update our branch outdoor signage was launched in March 2004 and should continue until October 2005. More than 200 branches now proudly display the Bank's new colours. The new signage uses the Bank's well-known logo, but it is now illuminated and three-dimensional, in addition to featuring new background colours and more flexible display options.

Customer satisfaction with branch service is always at the heart of the Bank's concerns because highly satisfied clients will naturally turn to us for their credit and investment needs. The Destination Client program, which was rolled out at every level of the Bank, involved not only establishing service standards, but enhancing personnel awareness, providing training and measuring results on an ongoing basis. As a result, the number of Bank clients who said they were "very satisfied" rose 22% between 2001 and 2004. The number of clients who were not satisfied, already low, dropped 58% during the same period.


Customer Satisfaction in Quebec
(2001 = 100)
Clients stating they were "very satisfied"
Clients stating they were "not satisfied"
125
100
75
50
25
0
100
122
100
42
2001 2004
2001 2004

Credit activities

The Bank's principal credit activity with consumers is mortgage lending. It offers a line of five basic fixed- or variable-rate products which are complemented by innovative features such as the Multi-Choice option used to diversify mortgage maturity dates, the revolving clause to add advances in various forms so as to simplify subsequent borrowing, and the Home Warranty Program covering major repairs. Introduced during the 2004 promotional campaign, the "$0 down" mortgage was aimed at maximizing the mortgage renewal rate without unduly impacting profit margins, and continues to gather momentum. The goal is to assign 100% of our mortgage clients to Bank representatives within two years, and we may well reach our objective ahead of schedule.

In addition to mortgage loans, the Bank's credit offering includes three lines of credit. The Flex Lines are designed to meet a variety of client financing needs ranging from one-time projects to large-scale undertakings such as major renovations or retirement planning. The new product highlight of the year was the launch of the Bank's All-In-One account, a universal account combining traditional transaction capabilities with savings or credit functions. With the All-In-One account, clients can draw on an authorized credit equivalent to 75% of the value of their collateral (home equity or investments), offered at the Bank's prime rate. Not only can clients consolidate all their personal and mortgage loans in their All-In-One account, they can also use it in a completely transparent manner as a low-fee transaction account. Furthermore, the All-In-One can be used as a high-yield account paying 2.25%[1] on cash holdings when the balance is positive and exceeds a certain threshold. This simple and attractive solution is intended to meet all the credit and cash management needs of the Bank's clients, and has been well received. Overall, our variable-rate products and our cashback mortgage have returned very good results. Mortgage volumes with a monthly variable rate doubled in 2004 over 2003.

The Personal Banking subsegment also offers credit card and insurance services.

National Bank is among the leading MasterCard issuers in Canada. The credit card unit successfully launched a new Gold MasterCard card in May with the air carrier Jetsgo. Cardholders enjoy many travel-related benefits and collect reward miles that can be exchanged for free flights.


jetsgold

(1) As at October 31, 2004, subject to change

In recent years, the Bank has implemented strategies to activate its credit cards and stimulate their use. These strategies have paid off, with credit card purchase volumes advancing 5.7% and interest-bearing balances increasing 10.3% between 2003 and 2004, in spite of a decline in the number of active cards. This decrease followed the termination of certain private-label programs that no longer met our profitability criteria.

These credit cards and lines of credit place the Bank in a good position to take advantage of the rising demand for revolving credit, i.e., variable-rate credit without a fixed expiry. Demand rose by 20% during 2004 alone. In October 2004, revolving credit accounted for 87% of non-mortgage personal loans, up from 56% in November 2001. For the Bank, the advantage of this type of credit is that it is more profitable and more stable than instalment loans in terms of volume.

National Bank offers a broad range of insurance products through three subsidiaries: 1) National Bank Life Insurance Company, whose activities focus chiefly on insurance products related to credit instruments (credit cards, mortgages, consumer loans); 2) National Bank General Insurance, which specializes in automobile insurance; and 3) National Bank Insurance Firm, our brokerage subsidiary that offers life insurance and investment products for individuals and businesses.

Revenues were up 15% at National Bank General Insurance in 2004. This joint venture with AXA has generated significant profits since 2003, after only four years of operations, and performed well in 2004. The subsidiary gained a significant share of the market in a short time—65,000 active auto insurance policies, including 40% to non-Bank clients—thanks to its direct marketing strategy combining the brand awareness of the Bank in Quebec with offers for low-risk drivers. Our brand ranked in the top three for recognition. Furthermore, National Bank General Insurance's streamlined cost structure enables it to achieve the kind of economies of scale enjoyed by major insurers.

Our efforts outside Quebec in 2004 focussed on deployment of the partnership agreements concluded in 2002 and 2003. Under the agreement signed with Investors Group, Great-West Life and London Life, delivery of the Bank's banking products kicked off in June 2003, when the partner companies' 7,000 advisors began distributing our products and services under their respective banners. This was a highly motivating project that required us to integrate management of the operations of a number of teams, and led to the on-time launch of the solutions not only at Investors Group, but also at Great-West Life and London Life several weeks later. Volumes have met our expectations. Our partnership with MD Management, a subsidiary of the Canadian Medical Association, was up and running sooner than expected. In its first months of operations, it brought in more new clients interested in the Bank's products. Under this agreement, National Bank-branded banking products are distributed by the 150 advisors in the group.

These partnerships have produced the expected results and positioned the Bank as the leading institution in the design and production of financial products for third-party distribution networks. Capitalizing on this unique expertise, the Bank's team is continuing to forge business relationships and undertaking serious discussions with important players on the Canadian scene.

Partnerships and Distribution Agreements
(millions of dollars)


1,000
900
800
700
600
500
400
300
200
100
0
Volumes
Net interest income
1.6
2.5
12.6
2002
2003
2004
London Life
Investors Group
Assante
Great-West Life
Edward Jones

Investing activities

The branch network acts as the distributor of a varied range of savings products that can be divided into two categories. The first category consists of term deposits in registered or non-registered form. Almost all the revenues from those products are recorded under the Personal and Commercial segment. The second category comprises investment vehicles and services that are generally manufactured by subsidiaries in the Wealth Management segment. For that product category, the branch network earns distribution or referral commissions.

The Bank has a long tradition of innovation in deposit products. It was the first bank in Canada to launch structured GICs that guarantee the principal while allowing investors to take advantage of capital market returns. Our retail credit and investment solutions team offers other original, effective products such as the Canadian Blue Chip Portfolio-Linked Note, the Active Management GIC with returns linked to hedge funds, and index-linked deposits whose returns are among the best in the industry.

The Strategic Portfolios from National Bank Securities and Private Investment Management from National Bank Trust are among the products manufactured by subsidiaries.

To round out their offering, the branches also distribute savings products manufactured by third parties. Fidelity mutual funds are one such example.

These products are sold and distributed by our financial services managers or personal bankers in the branches. In addition to this traditional distribution method, products are also sold by a specialized team of financial planners grouped under National Bank Wealth Management. This group was deployed in the branch network with the goal of developing the market for savings management among high net worth clients and has been pivotal in offering value-added wealth management advisory services to upscale client segments.

First deployed in 2001, the team of financial planners now numbers close to 300. Their role is to offer flexible, efficient financial planning services to more than 100,000 clients, meeting with them at the location of their choice when necessary. Thanks to an integrated offering of solutions, financial planners can meet the credit and transaction solution needs of their clients. They can draw on a complete range of savings products such as the Strategic Portfolios from National Bank Securities or Private Investment Management from National Bank Trust. Clients can buy or sell securities directly via National Bank Discount Brokerage or by being referred[1] to an Individual Investor Services broker at National Bank Financial.

The excellent spirit of cooperation that exists with the Commercial Banking subsegment has fostered client referral practices that enable us to offer a wider range of products and services and thus better serve our clients, increase their loyalty and secure a larger share of their savings.

The results have been convincing, with net sales up 21% to total $2 billion in 2004. Over 40% of Strategic Portfolio volumes are sold through this distribution channel. With each client assigned to a designated financial planner, the figures for mortgage renewals (96%) are just as revealing. In this way, the relationship provides more opportunities to both parties since long-term success presupposes a lasting relationship based on trust that enables advisors to manage their clients' emotional reactions to financial market performance in addition to managing their financial assets.

(1) In accordance with the Bank's confidentiality policy

Commercial Banking Subsegment



The mission of the Commercial Banking subsegment is to offer businesses of all sizes and in all industries the products and services they need to run their operations successfully. In doing so, some 150,000 commercial clients can rely on the Bank's 75 commercial banking centres and its network of 462 branches. The Bank's service offering covers a broad spectrum and meets most businesses' needs through a line of specialized products and solutions. National Bank is known as the bank most committed to the small and medium-sized enterprise (SME) market, a reputation it is proud of and intends to maintain. To emphasize this positioning, the Bank adopted and very successfully publicized the i&c. logo as the trademark for its SME operations.

This SME-oriented strategy is in line with the Bank's business model. More than in any other business segment, National Bank has established a stronghold in the Quebec market. Based on data from the Canadian Bankers Association, National Bank holds nearly 40% of the banking market, proving without a doubt that National Bank is the partner of choice for Quebec businesses.

In addition, the Bank has carved out niche markets outside Quebec, the largest being energy financing in Western Canada. Our main focus is emerging businesses in the primary sector and service enterprises in the energy industry. National Bank's expertise in this area dates back to the 1985 acquisition of The Mercantile Bank, a very successful endeavour in terms of business development and portfolio quality. Outside Quebec, the Bank's operations are concentrated in New Brunswick and Eastern Ontario (where the Bank has long benefitted from the necessary critical mass) as well as in targetted niches, such as the agri-food industry in the Prairies and Ontario, which are served by specialized commercial banking centres.

The Bank's agricultural financing operations have grown rapidly in recent years due in part to the transfer of family farms between generations. In such cases, it is necessary to reconcile the retirement income needs of the vendors, who have most of their often considerable assets tied up in the farm, with the new generation's ability to pay. The Bank offers an array of solutions that make judicious use of government programs. These services are highly decentralized among rural communities and are provided by account managers, most of whom have an educational background in both agricultural sciences and finance.

Another high-growth sector where the Bank offers customized services is film and television series financing. National Bank is by far the leading provider for Quebec-based productions. In addition to producers and distributors, our clientele includes post-production, special effects and equipment leasing companies, as well as studios. In this field, too, the Bank draws on its expertise in order to set up low-risk financing structures that combine in-depth knowledge of the sector and its players with assistance from various government support programs for the industry.

The "Health Bank" made its debut in 2004, built on a partnership with various stakeholders in this important growth sector. The primary target market for this new specialized financing is Quebec, given the Bank's unparalleled ability to mobilize public and private partners with which it has long-standing relations. Four account managers, all specialists in the health industry, serve this sector. The Bank's agreement with MD Management offers it another way to serve the sector, and is yielding very encouraging results.

Teams of Bank specialists are also involved in other fields such as franchising and major expansion or acquisition projects requiring structured financing. In addition, the Bank offers bridge financing for residential and commercial real estate projects. Drawing on our varied and extensive expertise in this sector, we always focus on the dual goal of serving our clients well and minimizing risk.

Profitable delivery of credit services to small businesses is a challenge that can be met by streamlining and automating the loan granting and monitoring process, as well as by offering a service structure that is simple and efficient for both the Bank and the client. Progress was made in this direction during the year with the launch of the BusinessFlex Line of Credit for microcredit and the conversion of the Direct.N@T SME line into the BusinessFlex Centre i&c., which already has 14,000 clients after less than a year. The Bank's relational service offering will now be geared primarily to borrowers with approved credit of $100,000 and depositors on the same scale, which will significantly increase the profitability of operations.

In addition to credit, the Commercial Banking product line also comprises cash management and investment products, with the latter two taking on even greater importance since 7 out of 10 of the Bank's commercial clients have only investment products. To improve service to these clients, the Bank has deployed account managers exclusively for depositors and products tailored to their specific needs, making use of remote banking channels. Finally, to maximize synergy between commercial clients and the Wealth Management segment, 26 financial planners are located right in Commercial Banking offices.

The international component of **i✱c.** activities is also very important. International business development managers, whose role is to advise commercial clients on export financing and international trade risk management, have their offices in most of the Bank's commercial banking centres across Canada. Moreover, through our NatExport and Sodex divisions, the Bank provides factoring services for exporters.

Portfolio quality is always a priority. The rise in the Canadian dollar had a direct impact on goods-producing businesses competing with foreign companies. In contrast, businesses serving the domestic market, particularly those in the service industry, were not subject to the same pressure given the sustained level of household demand in Canada. In order to ease the transition to a suddenly much stronger Canadian dollar, Investissement Québec and National Bank developed an equipment and machinery financing program featuring a foreign exchange line. This solution, aimed at locking in the cost of financing in order to reduce foreign exchange risk, is another good example of the Bank's ability to adapt to the changing needs of its commercial clients and to tap into resources in the milieu when necessary.

All the indicators confirm that the SME sector came through the slowdown without too much difficulty. During the 12-month period ended September 2004, there was a 10% annual reduction in the number of commercial bankruptcies in Quebec and an improvement in the segment's average risk rating. It is therefore not surprising that the level of net impaired loans in Commercial Banking fell from $125 million to $95 million between October 2003 and October 2004.

The Credit Department and Commercial Banking are working closely together in order to cut costs and processing times. They are also collaborating in updating credit approval and risk monitoring tools so that the Bank will be fully ready for the implementation of the new Basel Accord, an international treaty governing risk management for the chartered banks of the signatory countries.

Commercial Banking revenues remained stable in 2004. There was a slight drop in loans to small businesses and to the commercial segment, i.e., financing for mid-sized enterprises that do not require recourse to capital markets. Many of these medium-sized and sometimes fairly large enterprises have the same financial profile as major corporate clients, specifically, a very liquid balance sheet that encourages them to reduce their debt and finance a fairly low level of investment out of their cash flow. However, Commercial Banking took advantage of strong growth in the real estate and energy sectors to post increases in revenue of 7% and 24% respectively. Overall, the contribution before taxes was up 2.4% because of a minor 1% decrease in operating expenses and a 15% drop in the provision for credit losses.

Revenues – Commercial Banking

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Small businesses	246	249	(1)
Commercial	400	408	(2)
Energy	31	25	24
Real estate	15	14	7
Total	692	696	(1)

(1) See "Financial Reporting Method" on page 14.

Results

During fiscal 2004, the Personal and Commercial segment earned net income of $388 million, an increase of 8% over the $358 million recorded in 2003. The segment generated $1,955 million in revenues, which was $78 million or 4% more than a year earlier. Net interest income rose $41 million or 3%, driven primarily by volume growth in loans and acceptances, which were up $1.9 billion or 5%. The effect on net interest income was partially offset by a narrower interest spread, which was 3.18% in 2004 versus 3.23% in 2003. Other income amounted to $666 million in 2004, compared to $629 million the previous year. The growth was attributable mainly to transaction fees, credit card revenues, insurance revenues and fees paid by the Wealth Management segment for the sale of mutual funds and trust services. Operating expenses for fiscal 2004 totalled $1,216 million compared to $1,162 million in 2003. Almost half of this $54 million increase was related to salaries, with the remainder divided between technology development expenses and product promotion costs. In addition, net impaired loans fell sharply (21%), another sign of better portfolio quality.

Segment Results – Personal and Commercial

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Net interest income	1,289	1,248	3
Other income	666	629	6
Total revenues	1,955	1,877	4
Operating expenses	1,216	1,162	5
Contribution	739	715	3
Provision for credit losses	136	155	(13)
Income before income taxes	603	560	8
Income taxes	215	202	6
Net income	388	358	8
Average assets	40,544	38,679	5
Risk-weighted assets	27,007	25,222	7
Average deposits	30,063	29,359	2
Net impaired loans	111	141	(21)
Efficiency ratio	62.2%	61.9%	

(1) See "Financial Reporting Method" on page 14.



PERSONAL AND COMMERCIAL

Challenges and Strategies

CHALLENGE: Increase Personal Banking revenues

The challenge of increasing revenues is integrated into the Bank's strategy in two ways: first, by recruiting new clients, and second, by retaining existing ones. Enhancing awareness of the Bank, creating dynamic marketing campaigns and offering innovative products that deliver real value is the three-pronged approach to the client recruitment strategy that will be used in Quebec. Outside Quebec, partnerships will be the vehicle used to implement this strategy. The strategy for retaining existing clients will involve improving service quality and assigning clients to specific advisors for better follow-up.

It will also be important to implement a genuine sales culture for savings solutions in the branch network in keeping with our wealth management objectives: the expected outcome is an increase in the number of products held and share of wallet entrusted to National Bank by clients. Applying effective training and compensation policies and making major investments in technology will be essential to the Bank developing a better client image and more effective marketing strategies. Our distinctive expertise in savings combined with the wide-scale deployment of technological advances will enable us to adopt a much more aggressive competitive positioning in our natural market. With respect to credit cards and insurance, our growth strategy will be reinforced by the ongoing introduction of new products.

It will be harder to increase revenues in transaction activities because of their great sensitivity to short-term interest rates. Moreover, since consumers are increasingly resistant to service charges, our room to manoeuvre is limited when it comes to other income. More extensive analysis of client segmentation will therefore be necessary in order to offer packages that meet client needs while we continue our disciplined efforts in terms of itemized pricing.

CHALLENGE: Ensure growth of profitable business in Commercial Banking

With low credit demand on the one hand and increasingly fierce competition on the other, raising volumes and revenues while maintaining profitability and portfolio quality is a challenge. This is particularly the case in Quebec, where our position as the largest business bank for medium-sized enterprises does not give us much room to increase market share. Since the financing of businesses' routine operations and the provision of common cash management products is a market that is already being well served by the major deposit-taking institutions, we need to look elsewhere for sources of additional growth.

For instance, there are a number of specialized niches, often occupied by unregulated financial businesses, that call for a different and more complex approach to risk management. To grow our business, we intend to capitalize on opportunities for continued deployment of new specialized financing niches. In the firm hope of repeating the success we have achieved in the energy, motion picture and television sectors, we initiated the "Health Bank" project and will act on other opportunities as they arise.

We also believe that specialized financing is the best approach in order to significantly expand our commercial operations on a profitable basis in markets where we have not reached critical mass in terms of banking outlets, beginning with Ontario. In the same vein, we are also going ahead with developing cash management and international services tailored to the needs of SMEs.

CHALLENGE: Enhance operating efficiency

In Commercial Banking, excellent cost control is rendered all the more necessary by sluggish market conditions as well as the Bank's intention of moving into markets held by enterprises that are generally very efficient because they are so specialized. Controlling our costs means continuing our end-to-end reengineering of the processes involved in our service offering to achieve greater automation of credit decisions, centralization of administrative functions and increased use of remote banking capabilities.

In our search for greater efficiency, our ability to cover the widest range of our clients' needs is an asset, since it broadens the base for absorbing fixed costs related to recruiting and monitoring clients. In addition, the considerable progress we have made in risk management is an expertise that is easily transferable and adaptable from one type of financing to another.

In Personal Banking, productivity gains will result from an ongoing study of operating processes and their underlying systems in order to align them with our vision of being a low-cost designer and producer. Considerable effort has been focussed on limiting losses as a result of operational risk, specifically fraud. In the present environment of regulatory pressure, however, cost control can pose certain challenges.

CHALLENGE: Stand out from the competition other than through pricing

The Bank wants to stand out by offering a quality banking experience that is geared to customer satisfaction. It begins with optimal processes that make "moments of truth" like opening an account or taking out a loan easier, more pleasant and as short as possible for the client. It continues with high-calibre, flexible and personalized advisory services that add value for the client. It also means a full suite of financial product and service solutions for savings and loans, aimed at individuals and businesses alike. We intend to make our mark by having an exceptionally diversified and high-quality offering, and by maintaining our spreads in spite of the presence of independent intermediaries.

CHALLENGE: Maximize synergies with other Bank units, particularly Wealth Management

Commercial Banking intends to continue playing an active role in the development of other members of the National Bank family. Special emphasis is being placed on referring[1] business owners who are Bank clients in order to generate positive spin-offs for wealth management. In addition, efforts will be coordinated with National Bank Financial so that medium-sized enterprises can have direct access to capital markets. These kinds of opportunities can be found among companies in the energy sector in particular.

One of the Commercial Banking subsegment's major objectives is to strengthen the Bank's position among clients with substantial liquid assets in order to boost profitability and market penetration. To attract this revenue source, the Bank strives to present a highly competitive offering, with remote services that meet the needs of business.

All these developments should further improve the quality of our service offering and enhance customer satisfaction. **NBC** wants to be the bank with solutions for SMEs. By being attentive to the needs of its clients and the community, National Bank has carved out a unique position in SME financing, a position it will continue to consolidate.

(1) In accordance with the Bank's confidentiality policy

WEALTH MANAGEMENT



It should come as no surprise that the general aging of the population and the uncertain future of government pension plans are causing a shift from credit needs to savings and the management of accumulated wealth. Baby boomers are paying off their mortgages and are beginning to have significant net savings, which will need to be managed effectively. Volatile stock market returns in recent years have made more than one investor turn cautious about holding securities directly. Rather than toiling over complex transactions, these investors expect their products to be managed by competent professionals. We believe this is the start of a noticeable trend.

Many professionals have come to the same conclusion and are seeking to position themselves to serve this market. Insurance agents, brokers, mutual fund managers and financial planners are all vying with each other to build a relationship of trust with the investor and obtain the privilege of managing most of his wealth. Given this context, the great strength of an institution such as ours lies in the fact that it already manages the bulk of clients' cash savings and in that it offers an expansive array of financial products and services. At National Bank, clients can count on full-service and discount brokerage services, trust services, advisory services in all our Canadian branches, two families consisting of more than 100 mutual funds, as well as wealth management and private banking services, to name only a few.

This service offering comes with a selection of managed products designed by National Bank itself—a full suite of diversified and innovative investment solutions. What really sets these solutions apart is that they enable clients to benefit from advanced diversification techniques that are nevertheless economical and easy to use. The Bank can therefore play a more effective role than other institutions because its principle for the medium term is to generate most returns through diversification rather than by relying on timing, vision or just plain luck. This strategy gives the Bank a lasting competitive edge and underpins our wealth management approach: mobilize a wide range of competencies in a few well-marketed solutions that are highly advantageous for our clients, who have generally become more cautious. Although these products have traditionally been geared towards investors who did not have the necessary resources to achieve the minimum level of diversification that comes with owning a portfolio of securities directly, they offer so many advantages that even clients with substantial assets are investing several million dollars because they are confident of enjoying excellent diversification and satisfactory returns.

The Wealth Management segment is comprised of numerous subsidiaries whose mission is to offer our individual, self-employed and very small business clients a range of products and services designed to assist them in managing their savings and financial assets more effectively.

Successfully offering access to such a variety of products, services and professionals under a single banner is more than simply a question of economies of scale and diversification. Financial planning and wealth management call for a comprehensive approach matched by an offering of well-coordinated services. Very few financial institutions are able to do this as well as National Bank does in Quebec. That is a competitive advantage we have every interest in preserving.

Our wealth management strategy is firmly anchored in our branch network and our specialized distribution channels. Our branch representatives—financial services managers and personal bankers—all play a part in marketing core products like our mutual funds and discount brokerage service. But when a client holds significant assets or demonstrates exceptional growth potential, our financial planners at Wealth Management or our account managers at Private Banking step in.

Our specialized distribution channels, the other key in our wealth management strategy, have the common advantage of not having to depend on the branches to acquire and serve their clients, many of whom are not involved in a traditional banking relationship with the Bank. The Individual Investor Services division of National Bank Financial (NBF) and Altamira, whose activities are discussed below, are found in this category. The products of National Bank Securities are also available to third parties. As for financial security, National Bank Insurance Firm is active in the sale of individual

life insurance policies to our self-employed clients and in supplying group RRSPs in partnership with Industrial-Alliance. This subsidiary relies on a sales force of 70 representatives.

Together, the members of National Bank's Wealth Management family oversee every aspect of personal investing as part of a coherent strategy that draws on their complementary nature and existing synergies and covers as wide a scope as possible in order to better serve target clienteles.


Wealth Management Revenues
(millions of dollars)
Other
Brokerage
200
150
100
50
0
162
156
166
174
186
205
172
180
Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04

When it comes to revenue generation, fiscal 2004 can be divided into three parts. The first half of the year was characterized by a strong rebound in business activity in the wake of the stock market uptick that got under way in the summer of 2003. Consequently, revenues for the first six months of the year shot ahead 27% in comparison to the previous year. The summer of 2004 was a calmer period, with investors adopting a more cautious stance given the global context of rising oil prices and heightened tensions in the Middle East. The stock market recovery, buoyed by the earnings of North American companies and a favourable global growth outlook, seems to have convinced investors to shed their wait-and-see attitude in the final months of the year, as reflected by higher revenues. Overall, 2004 was a good year for Wealth Management, with revenues moving up 13% to $743 million.

Total assets under management or administration at the various units in the Wealth Management segment grew by 16% from $155 billion to $181 billion. Assets managed or administered for individuals by National Bank (including third-party products such as mutual funds for the Quebec order of engineers) rose by $15.5 billion or 16%. In general, gains were made in every category. Institutional assets such as pension funds or transfer and custody operations also surged, climbing 17% to reach $55.1 billion. Increases were recorded in that area by both Natcan Investment Management and National Bank Trust.

Looking back at brokerage operations in 2004, assets under administration at the National Bank Correspondent Network (NBCN) jumped 27%, illustrating the outstanding success of that business unit in penetrating its target market. The assets of NBF, including NBCN, advanced another $12 billion after rising $10 billion in 2003. Based on the aggregate total of $81.5 billion in assets under management for clients or under administration for third parties, NBF ranks among the top Canadian brokers in terms of its capacity for distributing new issues to individual investors.

Brokerage revenues were up 12% this past year, with approximately 75% of those revenues stemming from NBF Individual Investor Services. Revenues earned by National Bank Discount Brokerage

Assets Under Management or Administration and Revenues – Wealth Management

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	Assets under management or administration			Revenues		
	2004	2003	Change %	2004	2003	Change %
National Bank Financial	**41,470**	38,098	9%	**453**	408	11%
Correspondent Network	**40,008**	31,434	27%			
National Bank Discount Brokerage	**7,854**	7,186	9%	**45**	37	21%
Securities brokerage	**89,332**	76,718	16%	**498**	445	12%
National Bank Securities	**6,477**	5,507	18%	**57**	44	29%
Altamira	**4,087**	4,527	(10)%	**56**	61	(8)%
Mutual funds	**10,564**	10,034	5%	**113**	105	7%
Natcan Investment Management	**27,947**	24,541	14%	**56**	36	56%
National Bank Trust – Institutional	**37,498**	31,650	18%	**71**	53	35%
National Bank Trust – Individuals	**11,224**	8,188	37%			
Other (mortgages sold)	**4,033**	4,217	(4)%	**5**	19	(74)%
Gross total	**180,598**	155,348	16%	**743**	658	13%
Institutional and other funds	**55,138**	47,088	17%			
Assets presented in more than one activity	**14,552**	12,830	13%			
Total retail assets	**110,908**	95,430	16%			

(1) See "Financial Reporting Method" on page 14.

grew much more rapidly than assets (21% and 9% respectively), confirming that investors were more active in 2004.

In the mutual fund sector, National Bank Securities mutual funds climbed 18% whereas Altamira funds were down 10% mainly because of their indirect distribution channel which relies on independent investment advisors and securities brokers. Total mutual fund assets under management rose 5% after holding fairly steady in 2003. The increase in the revenues earned by National Bank Securities (29%) exceeded the increase in assets under management (18%), demonstrating the Bank's ability to take advantage of stronger markets in order to migrate mutual fund investments towards products that add considerable value, both for investors and the Bank itself.

Natcan Investment Management was able to take advantage of the overall growth in National Bank Mutual Funds and the rapid progress made by Private Investment Management, which was also responsible for boosting the assets under administration at National Bank Trust. The strong performance of Private Investment Management fuelled the revenues of National Bank Trust and Natcan Investment Management, which also benefitted from the fact that it took over the management of Altamira mutual funds.

These various growth rates resulted not only from stronger markets but also from the inflow of new funds and new clients. The fact that retail assets under management have advanced at such a steady rate during the past few years, despite conditions that have remained uncertain, is eloquent testimony to the value of active portfolio management and the services provided by investment advisors, who map out market-tailored strategies in line with the specific needs and goals of each investor.

The Bank therefore had a very good year both in terms of growing assets and revenues as well as in ensuring that across-the-board gains were made throughout the business units.

Securities Brokerage

Full-service brokerage

Full-service brokerage services, provided by Individual Investor Services of NBF, constitute the primary source of the Wealth Management segment's securities brokerage revenues. These upscale retail brokerage services are available across Canada through a network of 89 branches and a complement of 741 investment advisors. As the leading full-service broker in Quebec, NBF has an estimated market share of between 25% and 30%. The recruitment of advisors in recent years has enabled the company to strengthen its presence outside Quebec. Brokerage revenues generated outside Quebec accounted for 38% of revenues in 2004. NBF's recruitment efforts are succeeding for several reasons including NBF's entrepreneurial environment, the growing reputation of the NBF brand in the Canadian market, the quality of the firm's research, and the sophisticated range of new issues and structured products available for distribution to NBF's retail client base.

The complete array of investment products and personalized advisory services available through the Individual Investor Services division are offered with a single focus in mind, namely, addressing clients' investment objectives from an independent viewpoint. Investors may choose between transaction-based fee structures and comprehensive fixed fee structures, such as the Ambassador and Emissary Portfolio Services, which use third-party specialized fund managers to manage clients' assets. Through a subsidiary, NBF Financial Services, other services available include insurance and estate planning. Investment advisors work closely with banking and cash management specialists to offer investors seamless access to these products and services.

In a market that is generally characterized by increasingly shorter cycles and no overriding trends, the ability to offer context-specific products is a key advantage. In doing so, Individual Investor Services and the other National Bank units enjoy a mutually beneficial relationship. The Corporate Finance Group's enviable positioning with respect to income trusts, innovative structured products such as the note linked to the Dow Jones Global Titans index, and the leading role played by the bond trading desk enabled our advisors to maintain volumes given the popularity of these many products. In addition, the Bank's role in providing corporate financing through equity and debt security underwriting generates a continuous stream of new issues that are attractive to investors. A good indicator of this synergy is the measure of new issues as a percentage of commission revenue. In 2004, new issues generated 21.6% of commissions compared to 6% in 2000.

National Bank Correspondent Network

The National Bank Correspondent Network (NBCN) division of NBF offers third-party clearing and brokerage services. More than 90 associated organizations staffed by some 5,000 financial advisors trade through NBCN for their 420,000 clients, making it by far Canada's leading provider of such services. The breadth of its correspondent services makes NBCN unique in Canada. For instance, the company offers accounting services, office support services and research products, while ensuring that independent advisors have access to new issues that would otherwise not be available to them.

In addition to its significant contribution to bottom and top line results, NBCN augments the performance of NBF by enabling NBF to maintain a highly competitive cost-per-trade pricing structure for capital market transactions and securities custody operations. The combined trading volume of NBCN, NBF and the Bank is among the largest in Canada. NBCN wields considerable distribution power, which has a favourable impact on NBF's equity and debt underwriting market share. NBCN serves as an additional distribution outlet for the Bank's investment and banking solutions.

National Bank Discount Brokerage
With the stock market gaining strength during the past year, the number of discount brokerage transactions jumped 25%, growing faster than assets under management (9%). As trading volumes generated a substantial increase in revenues, profitability was good for National Bank Discount Brokerage (NBDB), which has a high proportion of fixed costs and can therefore count on economies of scale. This increase in activities was accompanied by an improvement in service quality as NBDB regained first place in the Dalbar surveys, enjoying a position far ahead of its nearest competitor especially in terms of telephone access. In 2004, many changes were made to the Web platform in order to enhance its functionality for the benefit of clients. In the future, NBDB will increasingly distinguish itself through the quality of the support services it provides to fully autonomous investors as well as to those who want their trades to be vetted.

Mutual Funds

The year 2004 can be described as a year of optimistic recovery as stock markets rallied. For example, although investors were still cautious to some extent, they began to convert their liquid assets into more long-term instruments, clearing the way for positive net sales of short-term, income and investment solutions.

National Bank Securities
National Bank Securities (NBS) posted positive results in 2004, with net asset inflows of $751 million or 13.6% of assets under administration. By comparison, the five other major banks recorded net inflows equivalent to 4.9% of their assets. The situation was particularly favourable for long-term funds, with $782 million in net sales. The difference is attributable chiefly to a decline in the institutional money market. Net assets are now $6.5 billion, up 17.8% from 2003.


Net Sales of Long-Term Funds
(millions of dollars)
800
700
600
500
400
300
200
100
0
77
217
275
782
2000-2001
2001-2002
2002-2003
2003-2004

Launched in December 2001, Strategic Portfolios offer investors an optimum investment solution, where asset allocation is based on six investor profiles. They are a turnkey solution that combines an advantageous return with effective diversification features. Portfolios are automatically rebalanced every six months. As at October 31, 2004, accumulated assets in Strategic Portfolios amounted to over $1.7 billion, or nearly one-third of National Bank's long-term funds, a progression in sales that has exceeded expectations. With Strategic Portfolios joining monthly income funds and diversified funds in the investment solutions category, investment solutions now account for over 68% of the assets invested in long-term funds, as compared to only 10% in 2001.

Having successfully implemented its business development plan with advisors in the Bank's branch network and at National Bank Financial, in September 2003 NBS launched an outside development strategy for its family of funds. Now, in addition to being offered through the Bank's network and National Bank Financial, National Bank Mutual Funds can also be purchased from independent brokers. This market niche, which National Bank had previously left untapped, represents enormous growth potential. Agreements concluded with four major Canadian banks as well as Laurentian Bank and Desjardins generated sales in excess of $200 million.

Altamira
Our subsidiary Altamira continued its development efforts by taking full advantage of its excellent trademark and focussing its strategy on advisory services and investment solutions. On these fronts, Altamira can rely on unparalleled customer service that has ranked first in the Dalbar survey four times in the past six years.

Altamira continues to play an important role in the Bank's wealth management strategy beyond the Quebec market. Building on its strengths as a telephone-based private banking specialist and advisor, Altamira now has seven advisors who have been deployed in National Bank branches in order to offer clients a wider range of investment solutions.

Investment Management

The year ended October 31, 2004 was very active for Natcan Investment Management, particularly because of the integration of its team of managers with Altamira's team. The year also saw the recruiting of a number of seasoned managers.

The integration, which was finalized on November 1, 2003 following Natcan's acquisition of Altamira Management Ltd., had several objectives. First, the Bank sought to strengthen the performance of the two families of funds (National Bank and Altamira funds) by entrusting portfolio management to the best resources in each organization. Second, the Bank deemed it important to review the management style of certain funds to better align them with today's financial markets and the tempered risk tolerance of many investors in recent years. Lastly, it was looking for significant cost savings from the synergies expected following the acquisition of Altamira.

Natcan not only manages the mutual funds and wealth management portfolios offered by the Bank and its subsidiaries, it also manages portfolios for other institutions, including the pension plans and the portfolios of many foundations and religious orders. Managed assets have grown significantly in recent years and today stand at close to $28 billion.

Trust Services

Through its subsidiary National Bank Trust, National Bank offers high value-added services such as Private Investment Management to a wealthy clientele. Private Investment Management includes components such as estate planning, financial planning and the creation and administration of trusts. Most recently, the Bank's offering of trust services was expanded to include an asset protection trust designed for executives and business owners for legal accountability purposes. In addition, a specialized team works closely with other Bank units to ensure that businesses can be transferred smoothly from one generation to the next.

The trust services offered by the Bank posted exceptional results with the Private Investment Management product. This discretionary management service is intended for upscale clients who, in their search for capital preservation, growth and tax effectiveness, entrust their assets to managers and experts with a disciplined investment approach who track markets and make day-to-day decisions on their behalf. This product is in line with National Bank's wealth management strategy and is one of the foundations for building its wealth management distribution network and business clientele.

During the past year, National Bank Trust significantly enhanced its service offering with the introduction of complementary securities, namely, high-yield bonds and preferred shares as well as hedge funds. Traditionally reserved for institutional clients, these instruments increase the potential return and diversification of investment strategies. Private Investment Management has developed very rapidly in recent years. Its assets under management grew by 45% in 2004, reaching $3.4 billion. Growth was attributable to net sales in excess of $880 million, up sharply from $300 million in 2003. Most of those sales represent newly invested assets. In addition, the number of clients rose by 2,000 during the year. This success was due to a number of factors. For instance, the product is highly flexible (in addition to having five model risk profiles to choose from, investors can rely on external managers for each of the equity portfolios) and the volatility of returns is reduced by using hedge funds and tactical deviation for asset class weightings. Private Investment Management has also benefitted from the referral efforts of the advisors in the Bank's branch network, especially the financial planners in the Wealth Management business line. The popularity of the product is evidence of its quality: it attracts a broad range of upscale investors who may have a few hundred thousand or several million dollars to invest.

National Bank Trust has enlisted the services of Natcan Investment Management to act as advisor and lead manager. Managers with complementary styles have also been added to ensure the diversification sought by certain clients.

Results

All in all, the segment had $166 billion in assets under management or administration and generated net income of $105 million in 2004, a 28% increase over fiscal 2003 after recording 23% growth in fiscal 2002. Revenues were $743 million, up 13% from $658 million the previous year. Over half of the gain was attributable to brokerage activities, while a quarter came from investment management and the remainder stemmed primarily from mutual funds. Operating expenses amounted to $576 million in 2004, compared to $526 million in 2003. Nearly two-thirds of the increase resulted from variable compensation driven by higher trading volumes for brokerage activities. Moreover, the efficiency ratio improved in 2004, going from 79.9% to 77.5%.

Segment Results – Wealth Management

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Net interest income	93	91	2
Other income	650	567	15
Total revenues	743	658	13
Operating expenses	576	526	10
Contribution	167	132	27
Provision for credit losses	–	–	–
Income before income taxes	167	132	27
Income taxes	58	46	26
Non-controlling interest	4	4	–
Net income	105	82	28
Average assets	834	805	4
Risk-weighted assets	554	659	(16)
Average deposits	2,355	1,812	30
Efficiency ratio	77.5%	79.9%	

(1) See "Financial Reporting Method" on page 14.

opportunities

WEALTH MANAGEMENT

Challenges and Strategies

CHALLENGE: Grow share of wallet

National Bank views itself as an advisor who uses the best of his abilities to suggest solutions to clients while refraining from imposing on them specific products or distribution channels. With our emphasis on letting investors choose their products, all our channels must be attractive enough to appeal to more than just the clients at our branches. This is particularly true for National Bank Financial and Altamira, which are our gateway to markets outside Quebec. Both these organizations must spearhead a strategy that is both intertwined with, yet independent from, the strategy the Bank has adopted for its banking clientele.

All operating units aim to increase their share of wallet, though the means may vary from one to the other. To succeed with our banking clients, we need a combination of high-performing investment vehicles and the ability to sell the right products to the right clients in keeping with their financial situation and personal preferences. We will therefore continue to segregate the functions of product design, management and sales. In fact, we are convinced that managed products, such as Strategic Portfolios and Private Investment Management, are well suited to most of our clients because they offer the best mix of return, security and ease of management. We will continue to promote these investment solutions, primarily by increasing the reach of our sales force in the branches and, more importantly, by matching up investors with advisors.

On the full-service brokerage side, the use of programs with asset-based commissions must be expanded even more quickly. This management approach has the dual advantage of stabilizing the company's revenues and boosting investors' confidence in their advisor. Lastly, with a view to building on the successes of the past fiscal year, we will continue to make the most of synergies in order to offer our clients the latest investment solutions available in the industry. Efforts will be stepped up to maintain and increase our advisors' level of expertise. National Bank Financial will employ the highest performing tools to be better able to serve its high net worth clients, which will result in an increase in managed assets and improved productivity.

Altamira's ability to fulfill its growth potential hinges partly on coordinating its efforts with those of the Bank. To tap into the growth environment, Altamira can count on the efficiency of its direct distribution model and its proven ability to forge long-term client relations. The Bank will strive to harness its value-added advisory expertise and apply it to markets outside Quebec (which have not been extensively solicited until now) to sell wealth management products. One way of effectively serving this clientele is to deploy advisors to the branches. Moreover, we will continue to seek high, sustainable fund returns, which is key to the success of direct mutual fund sales.

CHALLENGE: Expand our client base

Specialized networks and products, especially outside our core market, are needed to broaden our client base. The strategy for expanding National Bank Financial's geographic scope by recruiting advisors has proven its merits and is being pursued. In fact, recruitment is becoming increasingly easier as the Bank gains more and more recognition on capital markets, which proves to prospective employees that they are teaming up with an organization that is both dynamic and offers top-of-the-line products and support. The advantage of joining forces with Altamira is that, in addition to capitalizing on its internal synergies, it enjoys perennial popularity in surveys.

At National Bank Securities, our focus is on the new external distribution structure for the Advisor series of funds under which all these mutual funds are available to independent financial advisors. This initiative was entrenched in agreements signed with a number of prestigious firms. National Bank is counting on the high quality of customer service at National Bank Securities to make inroads into the independent advisor market.

Thanks to the quality of Private Investment Management and the level of service, this product has surpassed our expectations in terms of its potential to draw in new clients, particularly those with considerable assets. This is what makes National Bank a genuine competitor of the well-known independent fund managers. The success of this private discretionary management service, in tandem with National Bank Financial's established reputation with wealthy clients, guarantees National Bank a place among the top-ranking wealth managers in its core Quebec market and across the country.

CHALLENGE: Boost productivity

Considering that Wealth Management has the highest percentage of costs to revenues, a relative decrease in costs has the greatest impact on net income. In Wealth Management, productivity is raised by lowering costs per transaction and by increasing volumes both per transaction and per client. In order to further cut unit costs, the Bank will continue to invest in transaction automation by making use of Web technology and consolidating different platforms. Moreover, we will pursue our objective of increasing the average size of all wealth management portfolios, focussing initially on the ones that will affect revenues and fixed costs the most, specifically, full-service brokerage. At the branch level, the cumulative growth in business volumes per financial planner enhances productivity.

BY POOLING THEIR EXPERTISE, THE MEMBERS OF THE NATIONAL BANK TEAM CREATE AND MANAGE A DIVERSIFIED OFFERING OF AFFORDABLE, PERFORMANCE-ORIENTED INVESTMENT SOLUTIONS



NATIONAL BANK TRUST
Product design and promotion
NATIONAL BANK SECURITIES
Product design and promotion
RETAIL CREDIT AND INVESTMENT SOLUTIONS
Product design and promotion
TREASURY
Product design and promotion
NATCAN INVESTMENT MANAGEMENT
Product management
EXTERNAL MANAGERS
Alternatives to Natcan for product management
WEALTH MANAGEMENT
Product distribution and value-added advice
mutual funds
active management GICs
strategic portfolios
mutual funds
wealth management
mutual funds
portfolio-linked notes
investment management
mutual funds
blue chip
portfolio-linked notes
Private Investment Management
Strategic Portfolios
Blue Chip Portfolio-Linked Notes
Active Management GICs
Mutual funds

FINANCIAL MARKETS



The Financial Markets segment encompasses all brokerage and financing services which National Bank and National Bank Financial offer corporate and institutional clients, as well as the investment and trading operations carried out on the Bank's own behalf. As shown in the insert on page 46, the activities of the Financial Markets segment extend well beyond financing activities in debt and capital markets. They include functions critical to the operations of a major bank such as funding, asset and liability matching and investment portfolio management.

Revenues for this segment were up 6% in 2004, to nearly $1 billion. Despite the apparent quarter-to-quarter volatility, annual growth has actually been quite regular and sustained in recent years.

This overall increase in revenues was attributable to a very strong performance in terms of financial market fees and revenues from banking services to Canadian corporations, which rose 22% and 32% respectively. However, a financial environment characterized by low, fairly stable interest rates, was not very conducive to earning trading revenues on fixed-rate instruments or gains from asset and liability management. Nonetheless, the Bank succeeded in doubling its gains on securities, which stood at $100 million in 2004.


Revenues – Financial Markets
(millions of dollars)
Quarter
4-quarter average
300
275
250
225
200
175
150
125
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2000
2001
2002
2003
2004

Revenues for the second quarter of 2003 do not include a $19 million loss on credit derivatives unrelated to financial market activities.

The revenue breakdown of the Financial Markets segment illustrates the exceptional performance in a number of areas in fiscal 2004. National Bank Financial acted as advisor and/or financial arranger for a number of merger and acquisition projects undertaken by long-time clients such as The Jean Coutu Group (PJC) Inc., Alimentation Couche-Tard, CGI Group Inc., Sherritt International Corporation and Harvest Energy Trust. In many cases, U.S. companies were the targets and the transactions were among the largest involving Canadian companies in 2004. Based on transaction data compiled by Bloomberg, National Bank ranked among the premier firms in the Canadian mergers and acquisitions market in 2004. Not only did its advisory role in these projects earn the Bank substantial fees, but, as part of these relationships, the Bank becomes one of the lead managers in the syndicates responsible for financing the transactions, thus opening up another source of revenue.

These successes illustrate how National Bank, through its subsidiary National Bank Financial, has become one of the top-tier securities brokerage firms in Canada, and the undisputed industry leader in Quebec. It has succeeded in carving out enviable niches in the Canadian market and has been a dominant player,


Market Share, New Issues
12-month period ended September 30, 2004
Equities
9.1%
Corporate bonds
7.6%
Provincial bonds
12.5%
Treasury bills
8.7%
Canada bonds
6.9%
0
5%
10%
15%

Revenue Breakdown – Financial Markets

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Interest rate	43	86	(50)
Equities	190	145	31
Commodity, precious metal and currency contracts	30	96	(69)
Trading revenues	263	327	(20)
Banking services	190	144	32
Financial market fees	284	232	22
Asset/liability management	47	80	(41)
Gains on securities	100	50	100
Other	103	98	5
Total	987	931	6

(1) See "Financial Reporting Method" on page 14.

for over a decade, in the market for government bonds, particularly at the provincial and municipal levels. In recent years, National Bank Financial has also been one of the leading issuers in the booming income trust market. Fiscal 2004 was no exception, with income trust issues contributing to the very strong increase in financial market fee revenues.

One of the main strengths of this subsidiary is its exceptional distribution capacity, which greatly enhances its debt and equity underwriting services. For individual investors, National Bank Financial boasts an extensive network of full-service brokers in Canada, and indirectly serves an additional 420,000 clients through its Correspondent Network. Institutional investors are served by the fixed-income and equities trading desks. Our loan syndication group demonstrated its excellent ability to manage loan assets by selling large portions of the commitments made in the financial syndicates set up for the transactions described earlier, and our equity syndication group continued to earn National Bank Financial underwriting syndicate positions commensurate with its placement power. This extensive sales network is ably supported by a research department that consistently ranks among the best in the country.


Corporate Financing
Year ended October 31
(millions of dollars)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
6,030
4,704
4,173
3,308
2001
2002
2003
2004

In fact, the most recent Brendan Wood study ranked National Bank Financial second for the quality of its research.

Although 2004 was a banner year for corporate financing through securities, it was more of a challenge for corporate lending operations. Driven by the North American economic recovery, profits were much more robust but did not lead to renewed corporate investment spending. The resulting high levels of cash resources combined with easy access to capital markets spurred many corporate clients to trim back their bank debt. Consequently, corporate loan and bankers' acceptance volumes fell 21%.

The Financial Markets segment also plays an important role as a manufacturer of wealth management products, mainly for individual clients of the National Bank group but also for outside investors often through independent financial advisors. During the year, our structured products team—a leader in Canada due to its vast experience and the variety and ingenuity of its structures—designed and marketed some 60 products with a total value of $2 billion. In addition, National Bank participated in 80 other issues as co-leader or agent. Structured products include guaranteed capital notes pegged to different indexes, and income trusts.

This same innovative approach is reflected in our alternative management portfolio, one of the first and now one of the largest in Canada. Our fund is widely distributed and gaining in popularity among individual clients, whether in the form of notes or structured products with guaranteed capital or directly in Private Investment Management portfolios. Of the US $1,250 million under management, 71% is "held" by individuals, 15% by institutions and the balance is in the Bank's own portfolio.

Another example of our ability to innovate and join with major partners is the creation of Asset Management Finance Corporation, which is 50% owned by Pacific Life, a leading U.S. insurance company. The primary goal of this joint venture is to finance changes in the ownership of fund management companies. Through narrowly targetted initiatives such as this one, together with wider coverage of capital markets in Canada, the Financial Markets segment intends to bolster and diversify its revenues and profits.


Alternative Management
As at October 31
(millions of US$)
1,250
1,000
750
500
250
0
Individuals
Institutions
National Bank
216
482
588
837
1,250
2000
2001
2002
2003
2004

Also of note is the strategic alliance between Louis Dreyfus Corporation and National Bank to provide value-added products and services to the natural gas market in Canada. Louis Dreyfus will participate with the Bank in developing and providing innovative products, services and risk management to Canadian natural gas producers, aggregators and consumers. The alliance will couple Louis Dreyfus' physical energy delivery, merchandising and asset optimization capabilities with the Bank's proven expertise in derivatives and financial structuring.

In all, the Financial Markets segment has some 30 profit centres, reflecting the diversity of its operations. The purpose of this diversification is twofold: to maintain leading-edge expertise in the various markets and product areas, and to minimize the capital needed by diversifying product and market risks to the Bank's advantage. As financial markets offer different opportunities depending on the stage of the economic cycle and the specific features of each instrument, the results generated by each particular revenue stream can vary quite widely. The management style used by the Bank allows it to seize these opportunities as they arise, to allocate capital accordingly and thereby minimize the overall volatility of results despite the volatility inherent in each market.

By actively managing the capital allocated to the various trading desks and closely monitoring risks and positions, we can take full advantage of market upswings and quickly withdraw during market downturns. In this way, we keep the volatility of results asymmetrical, with occasional peaks in an otherwise steady continuum of positive results, a significant portion of which comes from third-party transactions with minimal risk for the Bank. The key is to apply the latest expertise to complex markets in such a way as to take quick preventive action in the event of losses, while allowing gains to accrue.

Results

With all the factors that determine profitability aligned in the same direction in 2004, net income in the Financial Markets segment climbed 14% year over year, to $250 million. Segment revenues, at $987 million, were up $56 million, or 6%. Gains on securities and corporate financing revenues were offset in part by the decline in trading revenues. Operating expenses were $541 million, compared to $527 million in 2003. Variable remuneration expenses increased $19 million. However, savings were achieved by streamlining certain non-profitable activities. The efficiency ratio improved, from 56.6% in 2003 to 54.8% in 2004. Overall, the Bank's varied and diversified operations within the financial markets continue to make a significant contribution to its growth and outstanding profitability.

Segment Results – Financial Markets

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003	Change %
Net interest income	256	186	38
Other income	731	745	(2)
Total revenues	987	931	6
Operating expenses	541	527	3
Contribution	446	404	10
Provision for credit losses	52	63	(17)
Income before income taxes	394	341	16
Income taxes	144	122	18
Net income	250	219	14
Average assets	42,364	37,819	12
Risk-weighted assets	14,600	16,020	(9)
Average deposits	18,254	17,459	5
Net impaired loans	49	107	(54)
Efficiency ratio	54.8%	56.6%	

(1) See "Financial Reporting Method" on page 14.

opportunities

FINANCIAL MARKETS

Challenges and Strategies

CHALLENGE: Contend with the economic and geopolitical uncertainty reflected in lacklustre financial markets

To offset the weak demand for financing in the corporate sector owing to high levels of cash resources and investor resistance in the context of low potential returns, the Bank continues to carve out more dynamic niches such as merger and acquisition advisory services and the transformation of businesses into income trusts. It will continue to develop new activities, especially in financial derivatives and commodities. The increased cross-fertilization between financial markets and individual and SME clients through instruments such as structured products and alternative management strategies enables us to expand our revenue base by taking advantage of all competencies. The tighter grouping of brokerage and Treasury operations will produce greater revenue and cost synergies. Given the strong demand for absolute return products, i.e., products whose primary risk elements are covered so that they are not likely to generate negative returns, the Bank intends to remain a leader in their development and marketing.

CHALLENGE: Strengthen the Bank's positioning as a leading securities broker in Canada

Our success in the past few years shows that the Bank has made great strides in strengthening its positioning as a broker. To sustain this trend, we will continue to excel in providing quality services, innovating and recruiting talented people by offering an environment where an entrepreneurial spirit is valued. By adding competencies, a process favoured by our unconditional commitment to ensuring a strong presence in capital markets, we also intend to broaden the fields of expertise and territorial coverage of our Canadian operations, building on our recent inroads into Western Canada. In addition, the Bank will continue to leverage its ability to distribute financial products to individuals and institutions.

CHALLENGE: Continue to achieve relatively stable income growth

In recent years, the Financial Markets segment has consistently posted fairly stable results given the volatility inherent in these markets, and major negative surprises have been avoided. These conditions are essential in order for Financial Markets operations to be justly recognized as core competencies that the Bank can rely on year after year. These results were achieved through a voluntary diversification of activities and effective risk control. This cautious diversification approach will be maintained with the goal of not only fuelling growth in an uncertain market but also tempering its volatility.

Financial Markets Segment Activities

Institutional and Corporate Financing

Corporate and investment banking

Description
Offer private and public corporations a comprehensive range of banking services, merger and acquisition advisory services and debt and equity financing.

Positioning
- Ranked among the top players in Canada
- Main business bank among corporations and governments in Quebec
- Second highest participation rate among syndicates for new share issues in 2004

Fixed income

Description
Manage and distribute new issues and actively participate in Canada's secondary bond market and the money market through offices in Montreal, Toronto, Vancouver, New York and London.

Positioning
- One of the key players in Canada
- Ranked first for municipal bonds
- Ranked first for provincial bonds

Institutional equities

Description
Distribute new issues and actively trade in the secondary equities market for institutional investors.

Positioning
- Recognized for the quality of its sales and trading teams

Market making

Description
Participate directly and actively in the secondary equities and derivatives markets on Canadian exchanges.

Positioning
- Largest market maker in Canada
- Dominates the Montréal Exchange derivatives market

Research

Description
Track changes in markets, industries and businesses with a view to formulating investment strategies, supporting income producers and guiding institutional and individual investors.

Positioning
- Named one of the best research teams in Canada for the quality of its research and investment ideas by Brendan Wood:
  - Garnered first place for a second consecutive year for client contact
  - Ranked second for research quality
  - Ten analysts among the top three for their industry

Treasury Activities

Currency operations

Description
Trade on the currency markets on behalf of clients and the Bank.

Positioning
- Target Quebec corporate clients
- One of the dominant players on the currency options market

Financing for the Bank

Description
Ensure the Bank's liquidity position and obtain diversified, fluid, low-cost financing for the Bank's operations in capital markets and with other banks.

Positioning
- Offices in New York and London
- Business dealings with 50 to 100 of the largest international banks on a daily basis

Asset/liability matching

Description
Manage the interest rate and liquidity risks inherent in personal and commercial banking operations.

Positioning
- Among the best practices in Canada

Portfolio management

Description
Manage the Bank's investments in equity and fixed-income portfolios and specialized portfolios such as alternative management, high-yield bonds, private equity and venture capital.

Positioning
- One of Canada's pioneers in alternative management on its own behalf and for Bank clients
- Highly profitable venture capital operation via an indirect investment in EdgeStone Capital
- Use of outside managers in order to diversify management styles and stabilize returns

Other activities

Description
Play a significant role in financial markets through various specialized operations.

Positioning
- Equity, credit and commodity (energy and forest product) derivatives, fund manager financing
- Defined, controlled and diversified risk taking

OTHER

The "Other" heading presents data on securitization operations, gains on the sale of activities and non-recurring items such as the revaluation of investments. It includes revenues and expenses that are not allocated to any one specific segment. Net interest income was negative because it included interest paid to third parties on securitization operations, whereas a gain at the time of the transaction and subsequent management fees were posted to other income.

Segment Results – Other

Year ended October 31
(taxable equivalent basis)[1]
(millions of dollars)

	2004	2003
Net interest income	**(193)**	(159)
Other income	**165**	152
Total revenues	**(28)**	(7)
Operating expenses	**59**	42
Contribution	**(87)**	(49)
Provision for credit losses	**(102)**	(41)
Income before income taxes	**15**	(8)
Income taxes	**9**	4
Non-controlling interest	**24**	23
Net income	**(18)**	(35)
Average assets	**(5,070)**	(5,493)
Risk-weighted assets	**(1,338)**	(1,840)
Average deposits	**(486)**	(426)
Net impaired loans	**(350)**	(402)

(1) See "Financial Reporting Method" on page 14.

For fiscal 2004, the net loss for the "Other" heading was $18 million as against a net loss of $35 million in 2003. The reduction of the general allowance for credit risk added $36 million, excluding income taxes, to results in the "Other" heading for fiscal 2004.

Total revenues in 2004 were $21 million lower than in 2003 because of a decrease in securitization revenues and in surplus capital following the share repurchase programs.

At $59 million, operating expenses in 2004 were up $17 million owing to higher technological costs and an allowance taken for vacant premises.

FINANCIAL ANALYSIS

ANALYSIS OF CONSOLIDATED INCOME

Total Revenues

Total revenues for fiscal 2004, on a taxable equivalent basis[1], amounted to $3,657 million, up $198 million or 6%. As in fiscal 2003, other income accounted for approximately 60% of total revenues.

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars)	2004	2003	Change %
Net interest income			
Personal and Commercial	1,289	1,248	3
Wealth Management	93	91	2
Financial Markets	256	186	38
Other	(193)	(159)	(21)
	1,445	1,366	6
Other income	2,212	2,093	6
Total revenues	3,657	3,459	6
Other income as a % of total revenues	61%	61%	
Average assets	78,672	71,810	
Spread	1.84%	1.90%	

Net interest income

For fiscal 2004, net interest income, on a taxable equivalent basis[1], was $1,445 million, versus $1,366 million in the previous year, an increase of $79 million or 6%. The Personal and Commercial segment recorded net interest income of $1,289 million, a 3% increase, primarily driven by the $1.9 billion, or 5%, expansion in loan volumes, especially consumer loans under partnership programs. The spread decreased by five basis points to 3.18% in 2004 compared to 3.23% in 2003. Once again, the prevailing low interest rate environment narrowed the spread on transaction deposits. This reduction was offset by an improvement in the spread on credit card advances and mortgage loans. In the Financial Markets segment, net interest income jumped $70 million or 38%. This increase was related to trading activities and must be included with the trading revenues presented as other income. For the "Other" heading, net interest income declined $34 million, of which about two-thirds was due to the normal course issuer bids for the repurchase of shares, which reduced residual capital.

Other income

Totalling $2,212 million in 2004, other income, on a taxable equivalent basis[1], was up 6% over the previous year. There was strong growth in financial market fees and gains on investment account securities, although these gains were offset by lower revenues from trading activities.

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars)	2004	2003	Change %
Financial market fees	633	544	16
Trading revenues	234	381	(39)
Gains on investment account securities	102	8	-
Lending and deposit fees	552	508	9
Securitization revenues	180	204	(12)
Trust services and mutual funds	244	210	16
Foreign exchange revenues	72	66	9
Other	195	172	13
Other income	2,212	2,093	6
Trading revenues			
Net interest income	37	(41)	
Other income	234	381	
	271	340	(20)

Financial market fees climbed $89 million, or 16%, to $633 million, representing close to 30% of other income in 2004, compared to one-quarter in 2003. More active trading by individual investors accounted for 40% of this growth, with the balance generated by the Bank's involvement in major corporate financing arrangements.

Taking into account the portion recorded as net interest income, trading revenues amounted to $271 million, down $69 million from fiscal 2003. The decline is due to trading in fixed-income securities, foreign exchange contracts and commodities. However, gains on investment account securities more than offset the slimmer trading revenues. These gains, primarily gains from merchant banking, represented $102 million in 2004, compared to $8 million in 2003.

Lending fees, card service revenues and deposit service charges grew by $44 million, or 9%, in 2004 to $552 million. Other income includes an amount of $25 million attributable to the change in accounting treatment of mortgage loan prepayment penalties. Prior to November 1, 2003, these penalties were amortized over the term of the renegotiated mortgage loan. Since November 1, 2003, they have been recognized in income when collected.

(1) See "Financial Reporting Method" on page 14.

At $180 million, securitization revenues for the year were down $24 million, or 12%, principally owing to lower securitized loan volumes, the termination of certain programs and rising interest rates towards the end of the year, which reduced gains on the sale of the underlying assets.

Strong sales efforts and a return to the stock market by investors were behind the $34 million, or 16%, rise in trust service and mutual fund revenues.

Exchange rate volatility, as evidenced by the substantial appreciation of the Canadian dollar against the US greenback during the year, pushed up foreign exchange revenues by $6 million.

Growth in portfolio management revenues accounted for $9 million of the total increase under the "Other" heading.

Operating Expenses

Operating expenses for fiscal 2004 were $2,392 million, as against $2,257 million in 2003, an increase of $135 million or 6%. However, the efficiency ratio was stable at 65.3% in 2003, compared to 65.4% for the year ended October 31, 2004.

Year ended October 31 (millions of dollars)	2004	2003	Change %
Salaries and staff benefits	**1,359**	1,287	6
Occupancy costs, computers and equipment	**534**	504	6
Professional fees	**118**	112	5
Other expenses	**381**	354	8
Operating expenses	**2,392**	2,257	6
Efficiency ratio	**65.4%**	65.3%	

Salaries and staff benefits totalled $1,359 million for fiscal 2004, up 6% over the previous year. This heading represents 57% of total operating expenses, a level similar to 2003. Variable compensation at National Bank Financial accounted for $67 million of the $72 million total increase. The annual salary increase and the constantly rising cost of staff benefits were largely offset by lower variable remuneration at Treasury and savings from measures implemented to exit unprofitable business lines.

Occupancy, computer and equipment costs, amounting to $534 million in 2004, were up 6% over the previous year, mainly as a result of IT costs, which increased by $22 million. Along with the $6 million, or 5%, rise in professional fees, totalling $28 million in 2004, these increases can be traced to various initiatives to improve client service and develop new markets.

Finally, at $381 million in 2004, other expenses were $27 million higher than in 2003. Nearly 45% of the increase was due to expenses for product promotion and client loyalty programs.

Provision for Credit Losses

During the year, the Bank reduced its provision for credit losses by half, to $86 million, compared to $177 million in 2003. Approximately 60% of this reduction was attributable to the reversal of $55 million from the general allowance for credit risk. Nevertheless, the general allowance was $350 million as at October 31, 2004, or 0.86% of risk-weighted assets. At year-end 2003, the general allowance was $405 million and represented 1.01% of risk-weighted assets.

Year ended October 31 (millions of dollars)	2004	2003	Change %
Individuals	**31**	47	(34)
Commercial and real estate	**58**	67	(13)
Corporate	**52**	64	(19)
Other	**-**	(1)	-
Specific allowances for credit losses	**141**	177	(20)
General allowance for credit risk	**(55)**	-	-
Provision for credit losses	**86**	177	(51)
Specific allowances as a % of average loans and acceptances	**0.34%**	0.45%	

The specific allowances for credit losses were reduced by 20%, to $141 million for fiscal 2004, versus $177 million for the 2003 fiscal year. Credit losses were down across the board in 2004. The most significant drop was in loans to individuals, with credit losses falling by $16 million, or 34%, to $31 million. Commercial and real estate credit losses declined 13%, to $58 million, and corporate credit losses shrank by $12 million, or 19%, to $52 million. Overall, the specific allowance for private risk loans, expressed as a percentage of average loans and acceptances, was 0.34% in 2004, as against 0.45% in 2003. The ratio in 2004 was the best it had been in 15 years.

Income Taxes

Note 16 to the consolidated financial statements on page 114 details the Bank's income taxes. For fiscal 2004, income taxes were $318 million, for an effective tax rate of 30%, the same as in 2003.

ANALYSIS OF FOURTH-QUARTER CONSOLIDATED INCOME

For the fourth quarter ended October 31, 2004, the Bank reported net income of $192 million, or earnings per share of $1.11, compared to net income of $158 million, or earnings per share of $0.87, for the corresponding quarter one year earlier. Net income climbed $34 million, or 22%, while earnings per share were up $0.24 or 28%.

During the quarter, the Bank reversed $35 million of its general allowance for credit risk, which increased earnings per share for the quarter by $0.13. Furthermore, the specific allowances for credit losses were $27 million for the quarter, compared to $50 million for the fourth quarter of 2003. This reduction added $0.09 to earnings per share for the fourth quarter of 2004 compared to the corresponding quarter of 2003.

Total revenues for the quarter, on a taxable equivalent basis[1], stood at $932 million versus $934 million in the year-earlier period. Trading revenues, which were particularly high in the fourth quarter of 2003, were down $55 million. This decline was offset by gains on investment account securities.

Operating expenses for the quarter totalled $625 million, compared to $623 million for the same quarter of 2003. Variable compensation related to trading activities, which were down during the quarter, explains the modest increase in operating expenses.

ANALYSIS OF CONSOLIDATED CASH FLOWS

Due to the nature of the Bank's business, most of its revenues and expenses are cash items. Moreover, significant cash flow movement can be observed, especially in trading activities which impact several assets and liabilities such as trading account securities, securities sold short and securities sold under repurchase agreements.

Year ended October 31 *(millions of dollars)*	2004	2003
Cash flows from:		
Operating activities	282	(4,711)
Financing activities	2,587	6,473
Investing activities	(4,139)	(1,579)
Increase (decrease) in cash and cash equivalents	(1,270)	183
Cash and cash equivalents at beginning	7,047	6,864
Cash and cash equivalents at end	5,777	7,047

Cash and cash equivalents were down $1.3 billion for the 2004 fiscal year, after having increased $183 million in the preceding year. As at October 31, 2004, cash and cash equivalents totalled $5.8 billion, compared to $7.0 billion one year earlier.

As in 2003, changes in trading account securities resulted in significant movement in cash flows from operating activities, which rose approximately $5 billion. Trading account securities actually grew by only $1.4 billion in 2004, compared to $6 billion in 2003.

Cash flows from financing activities represented cash inflows of $2.6 billion in fiscal 2004, whereas in 2003 they were up $6.5 billion. The improvement in 2004 was essentially due to higher deposits ($2 billion) and securities sold short ($1.7 billion). One year earlier, the increase stemmed from securities sold short and securities sold under repurchase agreements.

Finally, investing activities in 2004 required $4.1 billion in cash flows, primarily due to the increase in loans, whereas in 2003, $1.6 billion had been invested chiefly because of securities purchased under reverse repurchase agreements.

(1) See "Financial Reporting Method" on page 14.

ANALYSIS OF CONSOLIDATED BALANCE SHEET

The Bank's total assets rose $3.9 billion, or 5%, to $88.8 billion as at October 31, 2004, compared to $84.9 billion as at year-end 2003.

Cash Resources

Cash resources, comprised primarily of deposits with financial institutions, totalled $5.8 billion as at October 31, 2004, compared to $7 billion a year earlier, down 17%. A description of the Bank's liquidity management practices is presented on page 65 of the Annual Report.

As at October 31 (billions of dollars)	2004	2003	Change %
Assets			
Cash resources	**5.8**	7.0	(17)
Securities	**32.5**	30.1	8
Loans	**41.5**	38.4	8
Acceptances	**3.1**	3.3	(6)
Other	**5.9**	6.1	(3)
	88.8	84.9	5
Liabilities and shareholders' equity			
Deposits	**53.4**	51.5	4
Acceptances	**3.1**	3.3	(6)
Other	**26.3**	24.1	9
Subordinated debentures	**1.4**	1.5	(7)
Non-controlling interest	**0.4**	0.4	-
Shareholders' equity	**4.2**	4.1	2
	88.8	84.9	5

Securities

Securities amounted to $32.5 billion as at October 31, 2004, or 37% of total assets, for a year-over-year increase of $2.4 billion, or 8%. Investment account securities, i.e., those generally held long term, totalled $7.4 billion as at October 31, 2004, up $400 million, or 6%, since the previous fiscal year-end. Trading account securities advanced by $1.4 billion, or 7%, over the previous year. The Bank ensures that its trading activities are diversified in order to capitalize on the potential of specialized niches. The Bank's market risk management policies are described on page 63 of the Annual Report. Finally, securities purchased under reverse repurchase agreements stood at $4.5 billion as at October 31, 2004, up $500 million.

Loans and Acceptances

Accounting for half of total assets, loans and acceptances were up *substantially by $2.9 billion, or 7%, to $44.6 billion as at* October 31, 2004.

Residential mortgage loans grew 11%, to total $15.5 billion as at October 31, 2004, compared to $14.0 billion as at October 31, 2003, an increase of $1.5 billion. This growth was sustained by a strong performance from the residential real estate market, especially in the primary market served by the Bank.

Personal loans and credit card receivables totalled $7.8 billion at the end of fiscal 2004, compared to $6.1 billion a year earlier, an increase of 28%. Credit card receivables, at $1.7 billion before securitization, were up 13% over October 31, 2003, and consumer loans, at $7.5 billion before securitization, were ahead 19% from the previous year. This strong growth was partially due to the volumes generated by the various partnership agreements recently entered into by the Bank. As at October 31, 2004, the Bank had securitized $1.4 billion of personal loans and credit card receivables, as against $1.8 billion as at October 31, 2003.

Totalling $18.2 billion as at October 31, 2004, loans to businesses and government were relatively stable compared to fiscal 2003. As was the case last year, small and medium-sized businesses cut back sharply on their borrowing. As for corporate financing transactions, most new volumes were syndicated with other financial institutions. Table 10 on page 75 shows that business loans are well diversified by industry type. The breakdown of loans by industry is substantially unchanged, except for manufacturing loans, which accounted for 5.9% of all loans as at September 30, 2004, compared to 8.5% in 2003.

Net impaired loans

Net of specific and general allowances, impaired loans were negative $190 million as at October 31, 2004, compared to a negative balance of $154 million as at October 31, 2003, a 23% improvement.

As at October 31 (millions of dollars)	2004	2003	Change %
Individuals	**16**	16	-
Commercial and real estate	**95**	125	(24)
Corporate	**49**	107	(54)
Other	**-**	3	-
Net impaired loans	**160**	251	(36)
General allowance	**(350)**	(405)	14
Impaired loans, net of specific and general allowances	**(190)**	(154)	(23)

Gross private impaired loans totalled $388 million as at October 31, 2004, versus $454 million as at October 31, 2003, a decrease of $66 million, or 15%. These loans represented 11% of tangible capital and provisions, compared to 13% a year earlier. Net of specific allowances, impaired loans were down 36% year over year to $160 million.

Net impaired corporate loans experienced the deepest drop, falling by 54% to $49 million as at October 31, 2004. Net impaired commercial and real estate loans were down $30 million, which is one-quarter less than at the end of the previous year. Finally, impaired loans to individuals stood at only $16 million at fiscal year-end.

A detailed description of the Bank's risk management practices is presented on page 61 of the Annual Report.

Other Assets

As at October 31, 2004, other assets amounted to $5.9 billion, compared to $6.1 billion as at the corresponding date in 2003.

Deposits

Deposits, which totalled $53.4 billion as at October 31, 2004, were up 4% over the preceding year. Personal deposits, at $23.4 billion, as presented in Table 6 on page 72 of the Annual Report, represented 44% of total deposits. This is relatively stable compared to year-end 2003. A breakdown of total personal savings appears on page 53 of the Annual Report.

Commercial deposits decreased 3% compared to October 31, 2003, to $15.1 billion. Purchased funds grew $2.3 billion to $15 billion as at year-end 2004.

Other Liabilities

Comprised mainly of obligations related to securities sold short and securities sold under repurchase agreements, other liabilities climbed $2.2 billion from October 31, 2003, to $26.3 billion as at October 31, 2004. Changes in this heading are generally attributable to trading activities.

Subordinated Debentures and Non-Controlling Interest

Subordinated debentures were down $108 million from October 31, 2003, to $1.4 billion at the end of fiscal 2004. Two debentures matured during the year for a total of $79 million. The appreciation of the Canadian dollar accounted for the remainder of the year-over-year change.

Non-controlling interest is composed primarily of US $300 million (CDN $365 million) preferred shares issued by a wholly owned subsidiary of the Bank.

Shareholders' Equity

As at October 31, 2004, shareholders' equity totalled $4.2 billion, the same level as in 2003. The Consolidated Statement of Changes in Shareholders' Equity, which appears on page 88 of the Annual Report, details the components of shareholders' equity.

During fiscal 2004, the Bank repurchased 8.7 million of its common shares under a normal course issuer bid at a cost of $382 million, $80 million of which was applied against capital stock and $302 million allocated to retained earnings.

As at October 31, 2004, the Bank had 167.4 million shares outstanding, compared to 174.6 million a year earlier. In addition, two series of preferred shares were trading: 7 million Series 13 shares with a par value of $175 million and 8 million Series 15 shares with a par value of $200 million. There has been no change in preferred shares since October 31, 2003.

Regulatory Capital

The Tier 1 and total regulatory capital ratios calculated according to the standards of the Bank for International Settlements and the Superintendent of Financial Institutions Canada were 9.6% and 13.0% respectively as at October 31, 2004, versus 9.6% and 13.4% as at October 31, 2003. Because of weak growth in commercial loans during the 2004 fiscal year, risk-weighted assets varied little during 2004. Furthermore, the increase in regulatory capital attributable to available net income for the year was offset in large part by the common share repurchase program.

Contractual Obligations

(millions of dollars)

	Less than 1 year	1 to 3 years	Over 3 to 5 years	Over 5 years	Total
Long-term financing	–	2,052	671	650	3,373
Subordinated debentures	–	–	–	1,408	1,408
Obligations under operating leases	105	180	144	422	851
Purchase obligations	192	362	334	390	1,278
Total	297	2,594	1,149	2,870	6,910

Capital management standards and procedures are explained in more detail on page 67 of the Annual Report.

Related Party Transactions

The Bank grants loans to its directors and officers under various conditions. The balance of loans granted amounted to:

(millions of dollars)

	2004	2003
Mortgage loans	3	2
Other loans	71	83

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit card advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 are administered according to the conditions previously in effect, for a transitional period ending December 31, 2005. These conditions are as follows: loans to directors are granted under market conditions for similar risks; residential mortgage loans to officers are granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bear interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.

ANALYSIS OF OFF-BALANCE SHEET ITEMS AND ARRANGEMENTS

In addition to the assets and liabilities that appear on the balance sheet, the Bank manages assets for its clients that are not recorded on the balance sheet. These off-balance sheet items include derivatives and other instruments for the purpose of risk management and efficient use of capital.

Assets Under Administration and Assets Under Management

Table 9 on page 75 of the Annual Report shows assets under administration and management. As at October 31, 2004, total assets under administration and management amounted to $181 billion, for a one-year increase of $26 billion, or 17%.

Client assets administered by the brokerage subsidiary National Bank Financial posted the largest gains, accounting for $12 billion of the $26 billion growth. Assets under administration at National Bank Trust surged $9 billion, or 22%, while assets managed by Natcan Investment Management were up $3 billion or 14%. Improved performance by stock markets helped fuel the increase in assets under administration or management.

At the end of fiscal 2004, personal savings administered by the Bank were up $5.8 billion to $81.1 billion. The assets of National Bank Financial clients accounted for almost half of these savings and bank deposits, 30%.

As at October 31 (billions of dollars)	2004	2003	Change %
Deposits	23.7	23.5	1
Full-service brokerage	38.8	35.8	8
Mutual funds	9.0	7.8	15
Online brokerage	6.7	6.2	8
Other	2.9	2.0	45
Total personal savings	81.1	75.3	8

In monetary terms, the strongest gains were in savings administered by National Bank Financial, which were ahead $3 billion, or 8%, more than half of the total growth in personal savings. Successful mutual fund sales efforts resulted in 15% growth for a total of $9 billion in assets under administration. The $900 million increase in savings at Private Investment Management explains the 45% rise in the "Other" heading.

Special Purpose Entities

The Bank uses special purpose entities principally to securitize financial assets in order to obtain funding, reduce credit risk and manage capital. From time to time, the Bank acts as an intermediary for clients who want to use special purpose entities to securitize their financial assets.

National Bank's securitization programs

Securitization involves selling receivables to a trust, which funds the purchase by issuing term bonds or commercial paper. Sales of receivables are most often accompanied by a credit enhancement, so that the bonds or commercial paper benefit from higher credit ratings. This enhancement takes the form of first loss protection at the expense of the party selling the receivables, and second loss protection assumed by a third party. First loss protection is usually composed of two elements: the excess interest, i.e., the difference between the interest received on the receivables and the interest due to investors plus expenses related to the securitization program in question, and an escrow account deposit. Second loss protection may be assumed directly by a loan guarantor or indirectly by a subordinate class.

Securitization programs often feature interest exchange agreements and liquidity guarantee arrangements in order to guarantee, respectively, interest payments and payment of principal to investors. It should be noted that in Canada, liquidity guarantees, which are always an integral part of commercial paper programs, do not offer protection against credit risk for the underlying receivables; these liquidity guarantees can be invoked only if, following a disruption of financial markets, the trust that issued the commercial paper cannot meet principal maturities through new commercial paper issues. The seller of the receivables is frequently also the servicer.

Securitization of National Bank financial assets

National Bank has set up four securitization programs for its own assets: Canadian Credit Card Trust, VISION Trust, MOTION Trust and DPL Trust. These trusts are qualifying special purpose entities under the terms of CICA Accounting Guideline No. 12 "Transfers of Receivables" and are thus expressly exempt from consolidation under CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15), which will apply to the Bank as of November 1, 2004. The Bank also participates in two CMHC securitization programs: NHA Mortgage-Backed Securities and Canada Mortgage Bonds. These programs are tools for managing liquidity, capital and risk.

In all the securitization programs for its own assets, National Bank acts as the servicer of the receivables sold and, if necessary, also provides first loss protection. Furthermore, it administers the securitization programs and ensures that all related procedures are stringently followed and that investors are paid according to the provisions of these programs. Depending on the program, the Bank may also be asked to act as counterparty in interest exchange agreements and liquidity guarantee arrangements.

A detailed description of the asset securitization programs of National Bank is given below.

Securitization of credit card receivables

As at October 31, 2004, National Bank had sold to Canadian Credit Card Trust (CCCT) a credit card receivables portfolio representing $1.5 billion of receivables outstanding of which $0.9 billion was financed by the issue of two certificates sold to third parties and $0.6 billion through the participation of National Bank.

National Bank provides first loss protection, which is composed of two elements: the excess interest and an escrow account deposit, which is currently 0.5% of the amount of the certificates issued by CCCT, i.e., $4.5 million. Second loss protection in this instance takes the form of a guarantee offered by a third party and corresponds to 5% of the amount of the certificates, or $45 million. This securitization program does not feature interest exchange agreements or liquidity guarantee arrangements.

Securitization of uninsured mortgage loans on residential properties with five or more units

The Bank has securitized a portfolio of uninsured mortgage loans on residential properties with five or more units. This commercial paper program, VISION Trust, represented outstandings of $293 million as at October 31, 2004. First loss protection, which is provided by National Bank, consists of the excess interest (1.05% of commercial paper outstanding) and an escrow account deposit (2% of the initial amount). Second loss protection is provided by a subordinated class, in the amount of $26 million, sold to third parties.

This program features a liquidity guarantee arrangement and an interest exchange agreement for which National Bank assumes 75% and 100% respectively of the inherent risks.

Securitization of consumer loans

National Bank has set up two securitization programs for its consumer loans: MOTION Trust and DPL Trust. Under the provisions of the deed of sale signed with MOTION Trust, the Bank terminated the program in March 2004 when outstanding loans totalled less than 10% of the portfolio originally sold. The DPL program amounted to $515 million as at October 31, 2004.

The three series of certificates issued by DPL Trust are backed by a portfolio of direct consumer loans. For each senior certificate in a given series, there is a junior certificate subordinate to it that represents 3% of the senior certificate. The excess interest represents 3% and the escrow account, 6%. An interest exchange agreement assumed by National Bank completes the program.

NHA Mortgage-Backed Securities and
Canada Mortgage Bond programs
The Bank participates in the NHA Mortgage-Backed Securities (NHA-MBS) Program and, since its inception in June 2001, has participated in the Canada Mortgage Bond (CMB) Program. Under the CMB Program, lenders sell NHA securities to Canada Housing Trust (CHT), which finances the purchase through the issue of mortgage bonds guaranteed by Canada Mortgage and Housing Corporation (CMHC). Moreover, these mortgage bonds feature an interest exchange agreement under which a CMHC-certified counterparty pays CHT the interest due to investors and receives the interest on the NHA securities.

As at October 31, 2004, the outstanding amount of NHA mortgage-backed securities issued by National Bank and sold to third parties was $3.3 billion. Furthermore, the Bank is the counterparty for the interest exchange agreements on the NHA securities sold to CHT, which are made up of mortgage loans granted by National Bank.

The NHA-MBS Program and the CMB Program do not use liquidity guarantee arrangements. In accordance with the NHA-MBS Program, National Bank advances the funds required to cover late payments and eventually obtains reimbursement from CMHC or GE Capital, depending on which entity insured the loan in default.

Impact of securitization programs on regulatory capital ratios
Since NHA mortgages have a weighting factor of 0% and substantially all of the NHA securities issued by the Bank are backed by CMHC-insured mortgages, the sale of NHA mortgage-backed securities issued by the Bank has no significant impact on the Bank's risk-weighted assets and, consequently, on regulatory capital ratios. However, the CCCT, VISION Trust and DPL Trust programs have an impact on the Bank's capital ratios, since the underlying assets have a weighting factor of 100%.

Securitization of third-party financial assets
The Bank periodically acts as an intermediary to assist its clients in utilizing special purpose entities (SPEs) to achieve access to capital market funding, minimize credit risk and manage capital. The SPEs used are considered multi-seller asset-backed commercial paper conduits.

The multi-seller SPEs purchase or fund various financial assets from clients and finance themselves through the issuance of highly rated asset-backed commercial paper. The Bank's clients continue to manage the financial assets funded by the SPEs and generally provide some form of first loss protection. The Bank's primary role with respect to these multi-seller SPEs is to act as administrative agent or financial services agent. As financial services agent, the Bank provides transaction structuring and conduit administrative services. The Bank does not provide any credit protection to the SPEs; it does, however, provide some of the required market disruption liquidity facilities and act as principal placement agent for the commercial paper issued. The Bank is paid market rates for the provision of these services.

The Bank does not have any ownership position in these SPEs and, under current accounting guidelines, is not required to consolidate the SPEs into the accounts of the Bank. CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15), which will apply to the SPEs used by the Bank, will take effect on November 1, 2004. As at October 31, 2004, these SPEs have been structured to ensure that they will continue to not be consolidated on the Bank's consolidated financial statements, in accordance with AcG-15.

As at October 31, 2004, the total assets funded by these SPEs was $2.3 billion.

Derivative Financial Instruments

The Bank offers various types of derivatives to accommodate the needs of its clients in managing their risk exposure and investment and trading activities. It also uses derivatives in its own risk management and trading activities.

All derivatives, except those held for non-trading purposes and which qualify for hedge accounting, are recorded on the balance sheet at fair value. Although derivative transactions are calculated based on notional principal amounts because they serve as a reference for calculating payments, they are not presented on the balance sheet and do not reflect the credit risk related to derivative financial instruments.

The total notional principal amount of the Bank's derivative products was $292 billion as at October 31, 2004, compared to $285 billion as at year-end 2003. The fair value of assets related to derivative financial instruments held for trading and non-trading purposes totalled $2,735 million and $403 million, compared to $2,560 million and $592 million respectively as at October 31, 2003, while the fair value of liabilities related to derivative financial instruments held for trading and non-trading purposes totalled $2,386 million and $234 million, compared to $2,327 million and $372 million respectively as at October 31, 2003. Changes in the fair value of derivative financial instruments held for trading and non-trading purposes which do not qualify for hedge accounting are recognized in "Other income."

Note 1 and Note 19 to the consolidated financial statements, presented on page 90 and pages 118 to 122 respectively, provide additional details on the types of derivative products and their accounting basis.

Guarantees

In the normal course of business, the Bank enters into guarantee agreements that satisfy the definition in CICA Accounting

Guideline No. 14 "Disclosure of Guarantees" (AcG-14). The principal types of guarantees are letters of guarantee, liquidity facilities under asset-based commercial paper conduit programs further to securitization transactions, and certain derivative financial instruments and indemnification agreements. Note 18 to the consolidated financial statements on pages 115 to 118 provides detailed information on these guarantees, including the amounts presented in the Consolidated Balance Sheet related to these activities and the maximum payments the Bank could be required to make under these commitments.

Credit-Related Agreements

In the normal course of business, the Bank enters into various off-balance sheet credit commitments. The credit instruments used to meet the financing needs of Bank clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn. Note 18 to the consolidated financial statements on pages 117 and 118 contains more information on these off-balance sheet credit instruments.

CRITICAL ACCOUNTING ESTIMATES

A summary of the significant accounting policies used by the Bank is presented in Note 1 and Note 2 to the consolidated financial statements on pages 90 to 97 of the Annual Report. Certain of these accounting policies are considered critical because they are important to the presentation of the Bank's financial condition and operating results and require difficult, subjective and complex judgments and estimates because they relate to matters that are inherently uncertain. Any change in these judgments and estimates could have a material impact on the consolidated financial statements of the Bank. Following are the Bank's critical accounting policies.

Allowance for Credit Losses

The allowance for credit losses reflects Management's best estimate, as at the balance sheet date, of probable credit-related losses related to on- and off-balance sheet financial instruments, primarily loans, deposits with other banks, loan substitute securities, derivative products, acceptances and other indirect credit commitments such as letters of credit and letters of guarantee. Management reviews portfolio credit quality on an ongoing basis to ensure the adequacy of the allowance for credit losses.

In assessing the adequacy of the allowance for credit losses, Management must use its judgment in establishing reasonable assumptions and subjective and significant estimates concerning the probability of default, probable losses in the event of default, the amount at risk in the event of default, the amount and dates of future cash flows, the value of the underlying security, and realization costs. Any changes in these estimates and assumptions, as well as the use of different, but equally reasonable, estimates and assumptions may have an impact on the allowance for credit losses and, consequently, on the provision for credit losses for the year.

A detailed description of the methods used to calculate the allowance for credit losses can be found in Note 1 to the consolidated financial statements on page 90 and under "Credit risk assessment models" in the "Credit Risk" section of this report on page 63.

All operating segments, except Wealth Management, are affected by this critical accounting estimate.

Fair Value of Financial Instruments

The Bank records at fair value trading securities and derivative financial instruments other than those held for non-trading purposes and which qualify for hedge accounting. Any change in fair value is recognized in income under "Trading revenues." Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties who are under no compulsion to act, based on quoted market prices. If quoted market prices are not available, fair value is determined using estimates. The valuation techniques used to make these estimates incorporate current market prices, the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as the related costs. Because of the role of judgment in estimating fair value amounts, fair values are not necessarily comparable between financial institutions and may not be indicative of net realizable value. Further information on the determination of fair value is presented in Note 19 and Note 22 to the consolidated financial statements on pages 118 and 124.

In the Consolidated Balance Sheet, the items affected by this critical accounting estimate are "Securities – Trading account," "Obligations related to securities sold short" and certain components of "Other assets" and "Other liabilities." As for the Consolidated Statement of Income, this critical accounting estimate affects "Trading revenues" in the Financial Markets segment.

Valuation of Investment Account Securities

Under Canadian GAAP, investment account equity securities are recorded at acquisition cost if the Bank does not have a significant influence, while debt securities are stated at unamortized acquisition cost. When an investment account security experiences an other-than-temporary impairment in value, its carrying value must be written down to its net realizable value. Determining whether or not

there has been an other-than-temporary impairment in value and establishing the net realizable value require judgment and estimates. Management examines the value of investment account securities on an ongoing basis in order to determine whether the securities have experienced an other-than-temporary impairment. This examination includes an analysis of the facts specific to each investment and an assessment of expected future returns.

As part of this exercise, Management assesses a variety of factors that could be indicative of an other-than-temporary impairment in value. These include the carrying value of the security being less than its market value for a prolonged period, substantial losses by the investee in the prior year or previous few years, continued losses by the investee for the previous few years, a suspension of trading for the security, liquidity and going concern problems of the investee, and fair value being less than carrying value. When Management determines that a security has experienced an other-than-temporary impairment, it must form a judgment as to the estimated net realizable value.

Any change in the judgment used to identify securities that have experienced an other-than-temporary impairment and in estimating realizable value could have an impact on the amount of losses recognized.

In the Consolidated Balance Sheet, the item affected by this accounting estimate is "Securities – Investment account." In the Consolidated Statement of Income, "Gains on investment account securities, net" could be affected for all business segments.

Securitization

Securitization is a process by which the Bank sells receivables to a trust which funds the purchase by issuing term bonds or commercial paper to investors.

Securitization operations are recorded as sales when the Bank surrenders control over the receivables sold and receives a consideration other than a beneficial interest in these assets. Additional details on the Bank's securitization operations can be found in Note 3 to the consolidated financial statements on page 98 of the Annual Report and in the section on "Special Purpose Entities," on page 54.

To calculate the gain or loss on securitization operations, the previous carrying value must be allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. Since quoted market prices are not available for retained interests, the Bank estimates fair value based on the present value of estimated discounted cash flows. The Bank therefore must use estimates and assumptions mainly for expected credit losses, prepayment rates, discount rates and the excess spread. The use of different estimates and assumptions could have a material impact on income. In this regard, Note 3 to the consolidated financial statements contains a sensitivity analysis of the current fair value of the retained interests to immediate 10% and 20% adverse changes in key assumptions. The analysis shows that a 10% change in the spread for securitized guaranteed mortgage loans would cause a $10 million reduction in retained interests, while a 20% decrease would cause a $20 million reduction. The balance of retained interests for securitized guaranteed mortgage loans was $99 million as at October 31, 2004.

This critical accounting estimate has an impact on the item "Investment account" under "Securities" in the Consolidated Balance Sheet and on the item "Securitization revenues" under the heading "Other" in the Consolidated Statement of Income for all business segments.

Goodwill and Intangible Assets

Under Canadian GAAP, goodwill and other intangible assets with an indefinite life are tested periodically for impairment to ensure that their fair value remains greater than or equal to their carrying value. The fair value of goodwill and intangible assets with indefinite lives is obtained using valuation models. These models take a number of factors into account, such as projected future cash flows and discount rates. The use of different estimates and assumptions in applying the impairment tests for goodwill and intangible assets with indefinite lives could have a material impact on income.

The Consolidated Balance Sheet items affected by this critical accounting estimate are "Goodwill" and "Intangible assets."

Any aggregate impairment loss would be recognized as operating expenses for the segment concerned and presented under the "Other" heading.

Refer to Note 8 to the consolidated financial statements on page 103 for additional information.

Pension Plans and Other Employee Future Benefits

The Bank's pension and other employee future benefit obligation as well as the related costs require the use of actuarial valuations and assumptions. The significant assumptions used to calculate these amounts include the discount rates for pension benefit and other employee future benefit obligations, the long-term rate of return on plan assets, the rate of compensation increase, mortality rates, the rate of employee turnover and changes in the cost of healthcare benefits. The use of different assumptions could have a material impact on the accrued benefit asset (liability) presented in the Consolidated Balance Sheet under "Other assets" ("Other liabilities") and on pension plan and other employee future benefit expenses presented in the Consolidated Statement of Income under "Salaries and staff benefits." All segments are affected by this critical accounting estimate. The significant actuarial assumptions (weighted average) used by the Bank are shown in the following table.

	Pension benefit plans		Other benefit plans	
	2004	2003	2004	2003
	%	%	%	%
Accrued benefit obligation as of October 31				
Discount rate	6.25	6.75	6.50	6.75
Rate of compensation increase	4.00	4.00	4.00	4.00
Defined benefit expense for years ended October 31				
Discount rate	6.75	7.00	6.75	7.00
Expected long-term rate of return on plan assets	7.50	7.75	-	-
Rate of compensation increase	4.00	4.25	4.00	3.25

For measurement purposes, a 7.7% annual rate of increase (2003: 8.3%) in the per capita cost of covered healthcare benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.9% for 2008 and remain at that level thereafter.

A 1% change in the expected healthcare cost trend rate would have the following impact:

(millions of dollars)	1% increase	1% decrease
Sensitivity analysis of other benefit plans		
Impact on current service and interest cost	1	(1)
Impact on accrued benefit obligation	12	(10)

The table below shows the possible impact of changes in certain significant weighted average assumptions used to measure the accrued pension benefit obligation and related expense:

(millions of dollars)	Pension plans	
	Obligation	Expense
Impact of a 0.25% change in significant actuarial assumptions:		
Discount rate		
Decrease of 0.25%	51	6
Increase of 0.25%	(51)	(6)
Expected long-term rate of return on plan assets		
Decrease of 0.25%	-	3
Increase of 0.25%	-	(3)
Rate of compensation increase		
Decrease of 0.25%	(13)	(3)
Increase of 0.25%	13	3

The sensitivity analysis presented in the above table should be used with caution as the changes are hypothetical and the changes in each significant assumption may not be linear.

Additional information on the Bank's pension plans and other employee future benefits can be found in Note 13 to the consolidated financial statements on pages 106 to 109.

Income Taxes

The Bank formulates assumptions to estimate income tax expense as well as future income tax assets and liabilities. This process includes estimating the actual amount of income taxes payable and evaluating tax loss carry-forwards and temporary differences as a result of differences between the value of the items reported for accounting and for income tax purposes. Future income tax assets and liabilities, presented in the Consolidated Balance Sheet under "Other assets" and "Other liabilities," are calculated according to the tax rates to be applied in future periods. Previously recorded future income tax assets and liabilities must be adjusted when the expected date of the future event is revised based on current information. The Bank periodically evaluates future income tax assets for recoverability. In the Bank's opinion, based on current information, it is more likely than not that all future income tax assets will be realized prior to their expiration.

This critical accounting estimate affects the item "Income taxes" in the Consolidated Statement of Income for all business segments. For further information on income taxes, refer to Note 1 and Note 16 to the consolidated financial statements on pages 93 and 114.

Provision for Contingencies

In the normal course of business, the Bank is engaged in various legal proceedings, most of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. Recently, motions for authorization to institute class action suits were filed against various financial institutions, including the Bank, contesting, among other things, certain transaction fees. The subsidiary National Bank Financial is also engaged in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate in particular to the suitability of investments. In Management's opinion, based on past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

This critical accounting estimate has an impact on "Other liabilities."

CHANGES IN ACCOUNTING POLICIES

Recent Accounting Standards Adopted

Generally accepted accounting principles

On November 1, 2003, the Bank adopted the requirements of Section 1100 of the CICA Handbook, "Generally Accepted Accounting Principles." This Section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and identifies other sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that may have been used within a particular industry. The only material impact on the results of the Bank is that mortgage loan prepayment fees are no longer amortized. Since November 1, 2003, certain prepayment fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, these fees were deferred and amortized to interest income over the term of the loan. An unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded during fiscal 2004 in the Consolidated Statement of Income under "Lending fees." Furthermore, following the adoption of Section 1100, net amounts receivable from financial institutions related to cheques and other items in the clearing process are presented as assets in the Consolidated Balance Sheet, while net amounts payable to individual financial institutions are presented as liabilities. As at October 31, 2003, the net balance for all financial institutions was presented as an asset in the Consolidated Balance Sheet.

Hedging relationships

On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 13 "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management that satisfy the conditions for hedge accounting are recorded using the hedge accounting methodology described in Note 1 to the consolidated financial statements on page 90.

When the hedging relationship ceases to be effective, hedge accounting will be discontinued prospectively, and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income" in conformity with EIC-128 "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments." Should the financial instrument once again qualify as a hedging relationship, hedge accounting will take effect again on the new date of designation.

Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million net transitional gain is deferred and recognized in income over the remaining life of the hedged item.

Impairment of long-lived assets

Effective November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets," which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the fiscal year ended October 31, 2004.

Equity-linked deposit contracts

On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17 "Equity-Linked Deposit Contracts" (AcG-17). Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return on equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise.

The adoption of this Guideline did not have a material impact on the consolidated financial statements for the fiscal year ended October 31, 2004.

Recent Accounting Standards Pending Adoption

Variable interest entities

On November 1, 2004, the Bank will adopt CICA Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN 46R) of the same name and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial

support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. Based on information currently available, the application of the provisions of AcG-15 on November 1, 2004 will result in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The estimated impact of this standard will be an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $3 million. The Bank continues to assess the impact of this new Guideline on its consolidated financial statements.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies." Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline will apply to the Bank as of November 1, 2004. They will be applied prospectively. The Bank is currently evaluating the impact of this new Guideline.

FINANCIAL DISCLOSURE

In March 2004, the adoption of Multilateral Instrument 52-109 by the Canadian Securities Administrators confirmed their resolve to restore investor confidence in financial markets. Under the Multilateral Instrument, chief executive officers and chief financial officers are required to file a quarterly certificate on the quality of their financial reporting and an annual certificate on the effectiveness of the internal control structure for the financial reporting process. Multilateral Instrument 52-111, currently in preparation, will require, for fiscal years ending after June 30, 2006 at the earliest, not only a certificate from management on the adequacy of the internal control structure for each phase in the preparation of financial information, but also a certificate from the external auditors on the quality of the certification process and the quality of the control structure.

In fiscal 2004, the Disclosure Committee of the Bank and that of the subsidiary NB Capital Corporation, which is subject to the *Sarbanes-Oxley Act*, reviewed the quarterly disclosure controls and procedures in place at the Bank since April 30, 2004 so that the required certificates could be signed. The Bank's Committee also supervised the preparatory work for documenting the expanded internal control structure in readiness for the filing of the annual certificate in October 2005 pursuant to Multilateral Instrument 52-109, as well as any filings that could be required in 2006.

To ensure maximum efficiency and effectiveness in gathering this information, the Operational Risk and Compliance departments have joined forces with the financial certification process project team to use a common control model applicable to their respective objectives. They have adopted a recognized control framework and a common automated tool for documenting controls that is accessible to all parties involved.

The financial certification project team, made up of audit and control professionals, has established a methodology for intervention with business unit managers which minimizes the impact on their operating activities while ensuring that their role in implementing and maintaining the necessary controls is formally identified.

A 16-member team will continue the documentation work in 2005.

STRUCTURE OF THE BANK

Board of Directors

The Board of Directors supervises the management of the Bank. Its role is to safeguard the Bank's assets and ensure its viability, profitability and development. The Board is assisted in its role by three committees: the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

Specifically, the Board oversees the implementation of prudent and effective controls to assess and manage risks, reviews the Bank's business objectives and approves the strategies to achieve them, makes sure that the necessary financial and human resources are in place, and assesses Management's performance. The Board also sets appropriate values and standards to ensure that the Bank meets its obligations to its shareholders, clients, employees and the general public.

Audit and Risk Management Committee of the Board

The Audit and Risk Management Committee assists the Board of Directors by reviewing the financial statements, financial reporting processes, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness. In addition, it acts as an intermediary between the Board of Directors and the independent oversight functions: internal audit, external audit and compliance. It also conducts a detailed review of the Bank's risk management and control practices.

The Committee oversees the implementation of effective policies and procedures designed to ensure adequate internal control, and manages the external audit process. It also determines whether the Bank and its subsidiaries are in compliance with applicable regulations and reviews the attestations and reports relating to compliance with the Standards of Sound Business and Financial Practices, as well as any other reports as may be required by regulatory authorities.

Conduct Review and Corporate Governance Committee of the Board

The Conduct Review and Corporate Governance Committee assists the Board of Directors by overseeing the implementation of corporate governance rules, procedures and policies, ensuring compliance with the Code of Professional Conduct and monitoring transactions between related parties.

The Conduct Review and Corporate Governance Committee establishes and regularly reviews the composition and mandate of each committee of the Board, the Board itself and the Chairman of the Board. It also periodically reviews the report on corporate governance to be submitted to shareholders, the share ownership guidelines, the criteria and procedures for the selection and succession of directors, conflicts of interest, the size of the Board of Directors and the policies regarding terms of office. The Committee establishes a process to assess the performance and effectiveness of the Board and its committees and reviews the orientation and education programs for new directors.

The Committee ensures that there are proper procedures in place for the disclosure of information to clients and supervises the application of a review procedure for claims from clients who have acquired products or services in Canada.

Human Resources Committee of the Board

The Human Resources Committee assists the Board of Directors by reviewing and approving the Bank's human resources practices and policies.

The Committee annually reviews the Bank's salary policy and its approach to total compensation and other employment conditions. It ensures that there is a human resources management program in place that includes, among other things, a recruiting process and a succession plan, the allocation of decision-making authority, the separation of incompatible functional responsibilities, an employee communications program and effective employee supervision.

The Committee annually evaluates the performance of executive officers and the prudence with which they manage the Bank's activities and the risks to which the Bank is exposed. It evaluates the profiles of directors, competency requirements and the management succession plan of the Bank and its subsidiaries. Lastly, it reviews and approves the mandate of the Retirement Committee, annually receives and examines reports on the decisions of that committee, the financial situation, the returns on the pension plans and the performance of the pool fund.

Executive Committee

The Executive Committee, which consists of the President and Chief Executive Officer and the officers responsible for the Bank's major lines of business, defines the culture and philosophy of the Bank, approves and monitors the strategic initiatives of the Bank group as a whole, manages the succession process, and ensures a balance between employee engagement and client and shareholder satisfaction.

The Committee carries out its responsibilities as a team, thereby ensuring consistency as well as information and knowledge sharing among the Bank's business units.

RISK MANAGEMENT

In the normal course of its operations, the Bank is exposed to different types of risk, including credit risk, market risk, liquidity risk and operational risk. To manage these risks effectively and in a targetted manner, it has developed a management framework to identify, measure and monitor the various risks inherent in its business activities. This risk management framework has been established so that i) a rigorous, judicious culture underlies decision making and ensures an appropriate risk-return balance while creating shareholder value, and ii) operational business decisions comply with the target degree of tolerance set by the Bank while optimizing overall shareholder return. Communication concerning risk and the appetite for risk within the organization is assured by this management framework in order to keep the decision-making levels regularly informed about risk. By recognizing and understanding risk factors throughout the processes or activities that may trigger risk, the Bank is able to take these factors into account in its business operations.

Competent, experienced risk management professionals, acting independently or in cooperation with business units according to risk category, also contribute to sound risk management. These professionals foster a strong corporate culture by emphasizing rigorous control processes and measures. They apply risk management standards and use proven management processes and models to ensure insightful decision making. Investing in the management capacity of these resources enables the organization to maintain high risk supervision standards.

The risk management framework is built into a governance model that ensures general and direct management of the various aspects of risk and helps improve the efficiency and responsiveness of key processes and policies.

Risk Governance

To convey the institution's risk culture and optimize shareholder return, risk governance is based on a set of components and an operational structure, which is shown below. This governance model ensures that revenue-generating activities are in compliance with both the degree of risk that the Bank is willing to take and its risk standards.


Board of Directors
Audit and Risk Management Committee
Internal Audit
Compliance
Credit Committee
Market Risk Management Committee
Operational Risk Management Committee
New Products Committee
NBF Risk Management Committee

Heading the risk management structure at National Bank is the Board of Directors, which is responsible for establishing risk management policies. The Board delegates a portion of its responsibilities in this regard to the Audit and Risk Management Committee, which recommends policies and, once they are adopted, oversees their application. This Committee also makes all exceptional risk-related decisions. The Audit and Risk Management Committee is assisted by Internal Audit, Compliance and three committees, the Credit Committee, the Market Risk Management Committee and the Operational Risk Management Committee, all of which are composed of members of Management. Internal Audit, whose Senior Vice-President reports directly to the Audit and Risk Management Committee, provides an independent and objective assessment of the effectiveness of processes, policies, procedures and control measures implemented by managers. Moreover, Internal Audit recommends solutions designed to improve the effectiveness of the risk management, internal control and operating activities of the Bank and its subsidiaries.

Global Risk Management

Global risk management entails establishing, developing and maintaining effective processes and models to ensure uniform and stringent treatment of risk. Processes are reassessed periodically; risk models are evaluated separately.

Economic capital constitutes a dynamic measure of risk that permits a comparison of different activities and risk categories. It forms the basis of risk-aligned capital management and is used to assign a capital cost to the relative risk of the various business segments.

In its operations, the Bank is exposed to four main risk categories: credit risk, market risk, liquidity risk and operational risk. Global risk management therefore includes assessment of the possible consequences of each risk and establishment of policies and processes to effectively reduce the incidence of each risk. Global risk management converges toward a unique measure, i.e., economic capital, which defines the ultimate risk the Bank must take in its business activities.

Credit Risk

The Bank is exposed to credit risk in its lending activities and operations, which involve settlements between the Bank and counterparties. These activities and operations include direct loans, commitments to extend credit, risk of non-settlement, derivative transactions, and securities held for extended periods.

The Bank supervises and manages credit risk at every level of the organization using an advanced management process governing activities associated with credit risk, namely:

- A prudent credit-approval process based on policies governing the philosophy, principles and conduct of lending operations
- An advanced process establishing limits and monitoring, ranging from the policy on maximum credit per borrower group to sector limits for credit commitments
- A credit committee that supervises and approves credit

An efficient lending process has long been in place at the Bank. This process requires competent, experienced lenders, a transparent line authority structure, a high degree of personal accountability, account monitoring, and dynamic portfolio management. Credit decisions are made on a case-by-case basis by the various risk management authorities and Management, at the level corresponding to the

size and the degree of risk inherent in the transaction. Decisions are based on client creditworthiness, available security and compliance of the transaction with standards and procedures as well as the Bank's overall risk-adjusted return objective.

Credit risk is the possibility of financial loss should a borrower or counterparty fail to honour its obligations.

Establishment of limits
Credit risk governance policies ensure credit risk is diversified. The degree of portfolio diversification is achieved by applying and monitoring limits according to country risk, sector risk, single-holder risk and transaction risk. The Audit and Risk Management Committee of the Board of Directors reviews the limits at least once a year. The Bank's credit risk governance structure ensures that these limits are respected and that any exception is detected and rapidly reported so it can be resolved effectively.

Standards and procedures
To manage credit risk, each year the Board of Directors adopts, on the recommendation of the Audit and Risk Management Committee, a comprehensive policy that defines the main standards, procedures and control methods for credit granted by the Bank. The policy is applied by the Bank's Credit Committee, which is chaired by the Senior Vice-President – Risk Management. The Credit Committee's decisions are supported by sector analyses performed by the Bank's economists and Risk Management Group. The credit policy established by the Board of Directors and the administrative measures adopted by the various units of the Bank in applying the policy define acceptable risk, portfolio diversification criteria, economic and geographic sector-specific constraints, as well as allocation and authorization line levels. All standards and policies are reviewed by the Audit and Risk Management Committee. The higher the credit amount or risk inherent in the application, the higher the line authority within the Bank needed for approval. Exceptionally, decisions may even be referred to the Board of Directors. In addition, specific standards apply to individuals or companies related to the Bank.

When an application for credit is made to the Bank, it is subject to a procedure that becomes increasingly rigorous depending on the amount requested or the degree of risk of the industry sector, region or borrower. Once the application is completed and after the required information and documents have been provided, it is analyzed according to a sophisticated credit scoring system. The decision to approve credit is made by a credit officer or by the Bank's Credit Committee. Any deviation from the procedure must be submitted to the Audit and Risk Management Committee.

Credits and borrowers are continuously monitored according to the degree of risk they represent. Ongoing analyses attempt to foresee potential problems in an industry or region or with a borrower before these become apparent in the form of past due payments. Any loan on which interest is in arrears for 90 days or more is classified as impaired and a loss provision must be taken for it. Moreover, loans that are not past due but where repayment of principal or interest is not reasonably assured are also deemed impaired. The Bank's policies set out detailed provisioning criteria and, where required, write-off criteria for irrecoverable debts. The credit policies also define recovery practices, the intent of which is to minimize losses by recovering the largest possible portion of the amounts owing. A team of internal auditors ensures the standards are respected at all times.

Credit risk assessment models
The Bank assesses credit risk using various models adapted to portfolio type. In all cases, the risk correlation is a key piece of information and enters into the estimate of the risk of the various credit portfolios. Expected and unexpected losses are calculated for major transactions and for all portfolios that involve credit risk. These estimates are used in forecasting loss provisions and the level of the general allowance for credit risk. Expected and unexpected losses are based on experience, portfolio monitoring, market data and statistical modelling. The material factors are:

- Probability of default
- Outstanding credit at the time of default
- Potential loss in the event of default
- Impact of economic and sector cycles on asset quality

Expected and unexpected losses enter into the estimate of economic capital for each of the Bank's relevant business segments. Measures of credit-related economic capital, like all measures of risk capital, are based on a 99.95% confidence interval over a one-year holding period.

The Bank also carries out stress tests to gauge, as a function of specific shocks, the amount of economic capital that would be required in adverse situations. These sensitivity tests show, in a crisis, the degree of solvency that is closely related to the amount of capital needed to absorb the resulting potential losses. Credit risk modelling and quantification result in improved internal risk management since they broaden risk oversight.

Market Risk

Market risk is the risk of financial loss incurred by the Bank as a result of unfavourable changes in underlying market factors, including interest rates, foreign exchange rates, equity prices, commodity prices and credit.

Consequently, market risk is inextricably linked with the Bank's participation on financial markets, in both its trading operations and asset/liability management. Market risk management is a core focus at the Bank. In managing market risk, the Bank does not seek to neutralize market risk but rather to maximize the risk-return trade-off within carefully defined limits.

Standards, procedures and controls

On the recommendation of its Audit and Risk Management Committee, the Bank's Board of Directors has adopted detailed policies as well as limits for managing the four components of market risk: interest rate risk, foreign exchange risk, equity risk and commodity risk. The policies adopted by the Board of Directors set out standards, procedures and controls aimed at optimizing the risk-return trade-off and ensuring oversight of financial transactions.

The Audit and Risk Management Committee oversees the Market Risk Management Committee, which heads the risk management structure for the entire Financial Markets segment. The New Products Committee and the Risk Management Committee of National Bank Financial also report to this committee. The Market Risk Management Committee plays a key role in establishing market risk policies and practices, including risk assessment, maximum limits, simulation and oversight processes, as well as operational compliance with Bank policies.

The Risk Management Group is an independent team that is responsible for day-to-day monitoring of market risk exposure, including ensuring that maximum limits and authorization procedures are respected. The Group also develops risk measurement procedures and models used for simulations.

Value-at-Risk

The Value-at-Risk (VaR) simulation model is one of the main tools used to manage market risk in the Bank's financial market activities. The VaR measure is based on a 99% confidence level, which is an estimate of the maximum potential trading loss in 99 out of 100 days, or, to put it another way, actual losses will probably exceed VaR on only one day out of 100. VaR is calculated on an ongoing basis for the major categories of financial instruments (including derivatives) and all of the Bank's portfolios. Insofar as is possible, it ensures that trading and investment decisions do not entail risks that exceed set limits. The computerized VaR calculation model is based on two years of historical data.

Outstanding value at risk in comparison with established limits is monitored regularly for each product, portfolio and business unit, as well as by type of activity: trading, investment and asset/liability management. As a result, risk management of structural interest rates (management of asset and liability maturities) has a VaR limit approved by the Board of Directors. Moreover, the Bank has an overall limit, covering all its market-related operations. Other limits complement VaR to control the associated residual risks, primarily concentration, volatility and liquidity.

Stress tests and sensitivity analyses

The VaR model simulates losses in a market situation similar to that observed from historical data. To simulate the impact of improbable events, the Bank also runs stress tests, exploring events such as the stock market crash of 1987, and performs sensitivity analyses related to wide market movements, for interest rates, prices and currencies. Stress tests are established jointly by the Risk Management Group and line managers and are reviewed regularly to reflect changes in market conditions, new products and trading strategies. Each day the Bank performs more than 80 scenarios and analyses, and all financial market-related activities are covered. Maximum potential loss limits have been approved by the Board for stress tests and sensitivity analyses.

Trading activities

The Bank maintains trading portfolios for market-making, arbitrage for its own account, liquidity for its institutional clients or the sale of financial products.

The table below shows the VaR distribution of the trading portfolios by risk category while demonstrating the diversification effect.

Trading Activities[1]

Year ended October 31
(millions of dollars)
Global VaR by Risk Category

				2004				2003
	At end	High	Average	Low	At end	High	Average	Low
Interest rate	(3.7)	(7.1)	(4.3)	(2.1)	(3.8)	(5.3)	(3.4)	(2.0)
Foreign exchange	(0.9)	(3.2)	(1.3)	(0.2)	(0.8)	(2.2)	(0.9)	(0.2)
Equity	(3.6)	(5.6)	(2.8)	(1.1)	(1.7)	(4.8)	(2.3)	(1.2)
Commodity contracts	(1.0)	(1.0)	(0.5)	(0.2)	(0.2)	(0.5)	(0.4)	(0.2)
Correlation effect[2]	3.6	9.3	3.9	0.9	2.7	6.9	3.1	0.7
Global VaR	(5.6)	(7.6)	(5.0)	(2.7)	(3.8)	(5.9)	(3.9)	(2.9)

(1) Amounts are shown before income taxes and represent one-day VaR.
(2) The correlation effect results from diversification by risk type.

The breakdown of trading revenues by risk type is as follows:

Trading Revenues

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars)

	2004	2003
Financial Markets		
Interest rate	43	86
Equity	190	145
Commodities and foreign exchange	30	96
	263	327
Other segments	8	13
Total	271	340

Trading revenues generated by Financial Markets stood at $263 million, down $64 million from 2003. The decline is due to fixed-income, foreign exchange and commodities trading.

Backtesting

(millions of dollars)


VaR (CAD)
Theoretical results (CAD)
8
4
0
(4)
(8)
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
June-04
Jul-04
Aug-04
Sept-04
Oct-04

Backtesting

The above chart gives the results of backtesting, which each day compares the VaR projected by the Bank's simulations with the theoretical revenues obtained. This type of testing, done on a daily basis, validates the usefulness and integrity of the VaR model used to estimate the maximum risk of market losses.

Interest rate risk in asset/liability management

Managing assets (investments, including loans) and liabilities (debt, including deposits) exposes the Bank to interest rate risk. Interest rate fluctuations give rise to changes in interest income and interest expense. Although these changes move in the same direction, the impact of their relative weighting on net interest income and the economic value of shareholders' equity will be favourable or unfavourable. The extent of the impact depends on several factors, including asset and liability matching and the interest rate curve. Assets and liabilities are managed in such a way as to optimize the impact of changes in interest rates taking into account anticipated interest rate movements.

Interest Rate Sensitivity

As at October 31 (millions of dollars)

	2004	2003
100 basis point increase in interest rates		
Impact on net interest income	(14)	(11)
Impact on shareholders' equity	(70)	(67)

The Bank's Treasury is responsible for managing assets and liabilities in accordance with the policies adopted by the Board of Directors and overseen by the Audit and Risk Management Committee. The Asset and Liability Management Committee works closely with Treasury in this activity. Simulations are carried out regularly to assess the impact of various scenarios on net interest income and the economic value of shareholders' equity and to provide guidance for the management of the assets and liabilities portfolio.

Liquidity Risk

Objective

The objective of the Bank's liquidity management is to honour daily cash outflow commitments and to avoid having to purchase funds rapidly, possibly at an excessively high premium, or having to sell readily traded securities. Liquidity risk arises from two sources: mismatched cash flows related to assets and liabilities; and liquidity risk due to the characteristics of certain products, such as credit commitments and demand deposits.

The Bank therefore constantly strives to spread the maturities of its deposit liabilities, to maintain diversified sources of liabilities and to hold sufficient liquid assets. It maintains constant contact with institutional and corporate depositors to ensure diverse sources of funds.

Policy

The Bank has a liquidity and funding management policy and has prepared a contingency plan in the event of a liquidity or funding crisis. The policy establishes ratios and limits to restrict the Bank's dependence on any particular depositor or to avoid an undue concentration of deposits from a single depositor. In this way, the concentration of purchased funds (wholesale market) is limited to a percentage of total deposits, and a maximum amount per depositor is established. Any amount over and above these limits reduces the liquidity ratios. Similarly, the Bank regularly assesses its survival period and measures the liquidity of its assets in relation to a predetermined liquidation horizon. The policy is approved by the Board of Directors on the recommendation of the Audit and Risk Management Committee.

Responsibilities

The President - Financial Markets, Treasury and Investment Bank is responsible for overseeing the liquidity and funding management policy. Treasury assumes daily responsibility for managing liquid assets and ensures compliance with ratios and limits. Similarly, Treasury coordinates funding for all of the Bank's centres abroad.

(1) See "Financial Reporting Method" on page 14.

The Audit and Risk Management Committee is regularly informed of the liquidity situation at the Bank.

Contingency plan
The Bank has also put in place a liquidity contingency plan setting out the steps to be taken in a crisis. The Bank has adopted mitigation strategies that can be applied in a crisis, defined the responsibilities of senior management and established the procedures to be applied by the Bank in assessing its liquidity needs. The Liquidity Crisis Committee is mandated by the Board to assume day-to-day management of the Bank in a liquidity crisis.

The scenarios and types of crises are reviewed and updated annually to take into account the Bank's new products and operations.

Operational Risk

Operational risk is the potential loss resulting from inadequacy or breakdown related to processes, technology or human performance, or external events.

For instance, fraud or unauthorized activities, system outages, human error, non-compliance with legal, regulatory or contractual requirements, lawsuits involving clients and property damage are events likely to give rise to financial loss or other inconvenience for the Bank, including damage to its reputation.

While operational risk can never be fully eliminated, it must be managed in a disciplined, transparent manner to keep it at an acceptable level. To that end, the Bank continues to implement its management framework, which includes a governance model, as well as standards and procedures to identify, measure and monitor operational risks.

Governance
Policies
The Bank's governance model includes a Board-approved policy that applies to the Bank and its subsidiaries and sets out the operational risk management framework as well as the responsibilities of the various parties.

In addition, support units, such as Compliance, Human Resources, Finance and Information Technology, develop other specific policies and standards.

Responsibilities of parties
- The Bank's business units are responsible for the daily management of the operational risks to which they are exposed and must allocate resources for that purpose. Each unit has introduced a process for identifying and monitoring operational losses and is in the process of implementing a program for self-assessment of operational risks and appointing a committee composed of senior managers of the unit to oversee and monitor operational risk.
- The central operational risk unit develops the standards and procedures used to identify, measure and monitor operational risk. It provides support and assistance to the business units for implementation of and compliance with these standards and procedures. Finally, it gathers and compiles information on the business units' level of risk and reports on this matter.
- The Operational Risk Management Committee approves the relevant standards and procedures, coordinates implementation of the management framework, oversees and monitors the Bank's level of operational risk, and reports to the Board on such matters.

Finally, the Internal Audit Department and the Compliance Department give the Board of Directors assurance on the measurement of the quality and effectiveness of the internal controls put in place by the business units.

Standards and procedures used to identify, measure and monitor operational risk
Guidelines
The business units must draw on a set of guidelines for sound operational risk management, including the following:
- Competent, well-trained personnel
- Segregation of incompatible duties and delegation of decision-making authority
- Monitoring of technology development and information security
- A planning process for resumption of activities in the event of business interruption
- Identification and assessment of risks created by the introduction of new products

Self-assessment of risks and controls
A methodology for self-assessment of risks and controls is being deployed. Using this methodology, each business unit can identify the most significant operational risks to which it is exposed, assess and document the corresponding control environment and establish residual risk, i.e., the risk that remains after the control environment has been taken into account. Action plans are then developed to establish an acceptable level for residual risks deemed too high.

Operational loss database
The operational risk management group has implemented a process to collect operational loss data across the Bank and its subsidiaries using a centralized database to carry out segment or consolidated analyses. The data collected include type and amount of loss, as well as a description of the triggering events, so as to provide a better understanding of the causes of these losses and establish mitigation strategies. No material operational loss occurred during the year.

Business continuity
The Bank has adopted a program with an integrated corporate policy and governance model to ensure continuity of operations in the event of an unexpected interruption in its activities.

Regulatory capital

Pursuant to the Basel Accord, the Bank intends to qualify for the standardized approach when new regulatory capital standards are introduced in 2007-2008.

Current initiatives

The Bank carefully monitors changes in operational risk practices within the financial industry and plans initiatives to ensure proactive management of operational risk, such as implementation of risk indicators and economic capital.

Compliance

Regulatory framework

National Bank operates in a highly regulated industry. The diversity of its activities and its geographical reach add to this complexity, since its operations are overseen by various regulatory bodies and self-regulatory organizations.

Regulatory risk

Regulatory risk arises when the Bank does not comply with established laws, regulations, rules and practices and with ethical standards applicable to its operations internationally.

Regulatory risk is present in the Bank's daily activities. Failure to comply with regulatory requirements can have a negative impact on the Bank's reputation and result in penalties and sanctions.

Regulatory risk management and compliance

To ensure sound management of regulatory risk, the Bank uses a proactive approach, emphasizing integration of regulatory requirements in its daily operations as well as ongoing communication to remind its employees of the importance of complying with laws and regulations.

The Bank's Compliance Department has stewardship for implementing a regulatory risk management framework across the organization. This department:

- Ensures that regulatory compliance policies and procedures are in place in all jurisdictions where the Bank carries on business
- Develops compliance training and information programs for Bank employees
- Oversees the Bank's compliance with policies and procedures
- Refers compliance matters to the Bank's Board of Directors

In order to exercise oversight at every level of the Bank, the Compliance Department relies on an organizational structure with functional links to the Bank's major operating segments.

The Bank's Compliance Department is an independent function. Its Vice-President has direct access to the Chair of the Audit and Risk Management Committee as well as to the President and Chief Executive Officer.

The Compliance Department also has the authority to communicate directly with the officers and directors of the Bank and its subsidiaries, obtain unrestricted access to files, reports, records and data, and require employees of all the entities in the National Bank group to provide the information deemed necessary for effective oversight.

The managers of the business units are responsible for putting in place daily mechanisms to control regulatory risks arising from the operations under their responsibility. The Compliance Department exercises independent oversight to assist managers in managing these risks effectively.

The control framework comprises the following:

- Identification of laws that impose compliance requirements, namely, those laws that oblige the Bank to take certain measures or to act or to carry out activities in a specific manner
- Evaluation of significant compliance requirements
- Identification of the business units affected by compliance requirements
- Communication of compliance requirements to managers of the business units so that they can manage legal and regulatory risks effectively
- Oversight of compliance with policies and procedures
- Reporting, on an annual basis, to the Audit and Risk Management Committee of the Board on the major results of compliance oversight

The Bank has high regulatory risk management standards in order to earn the trust of its clients, its shareholders, the market and the general public.

CAPITAL MANAGEMENT

Structure

As is the case with risk management, the Bank's capital management structure is headed by the Board of Directors, which establishes its capital management policies. The Board delegates certain responsibilities to the Audit and Risk Management Committee, which recommends capital management policies and oversees their application. The Audit and Risk Management Committee is assisted by the Capital Management Committee and the Capital and Balance Sheet Management unit. The Capital Management Committee, which is chaired by the Senior Vice-President – Finance, Technology and Corporate Affairs, consists of officers from the Bank's main business segments as well as representatives from Finance and Risk Management. The Capital and Balance Sheet

Management unit, which reports to the Capital Management Committee, ensures that the Bank continues to have a solid capital structure and supervises the use of capital for the Bank as a whole.

Standards, Procedures and Controls

Capital management strives to balance the risk-adjusted capital needed to maintain capital ratios that meet the minimum requirements of a well-capitalized financial institution, as defined by the Office of the Superintendent of Financial Institutions Canada (OSFI), with the need to offer the Bank's shareholders a competitive return.

Each year, the Board of Directors, on the recommendation of the Audit and Risk Management Committee, approves a comprehensive capital management policy and the Bank's capital plan. The capital management policy sets out the principles and practices that the Bank incorporates into its capital management strategy as well as the basic criteria that it adopts to ensure it has adequate capital at all times and prudently manages its future capital requirements.

The capital plan establishes operational targets and takes into account the forecast levels for risk-weighted assets, assessed according to the regulatory approach. Moreover, the capital plan analyzes the various strategies the Bank can adopt to optimize capital management such as the dividend policy and the issuance and redemption of equity capital and subordinated debt securities.

The Capital Management Committee meets monthly to assess the regulatory capital ratios as well as events that could affect capital management. Moreover, a compliance report on regulatory capital ratios is submitted quarterly to the Audit and Risk Management Committee. Finally, the team of internal auditors and the Bank's Compliance Department ensure compliance with regulatory capital standards set by OSFI.

Capital Management Activities in 2004

In applying the capital management policy and the annual capital plan, the Bank repurchased 8.7 million common shares and twice increased the quarterly dividend on its common shares in fiscal 2004.

The Bank also obtained authorization from OSFI to raise the asset/equity ratio from 20 to 23. This increase, made necessary by the sustained growth of certain types of activities that have a low risk weighting factor, reflects a trend observed in the Canadian banking industry. The Bank also lowered its capital cost from 13% to 11%.

Economic Capital

Economic capital is calculated in order to quantify the hypothetical impact of the risks to which the Bank is exposed, i.e., credit, market and operational risks. Economic capital thus helps determine the equity capital required by the Bank to protect itself against these risks and ensure its long-term viability. The method used to assess economic capital is regularly reviewed so as to accurately quantify these risks.

Concomitantly with the assessment of required economic capital, risk-adjusted return on capital (RAROC) and shareholder value added (SVA) are calculated quarterly for each of the Bank's operating segments. Submitted to the Bank's Executive Committee, the results help the Committee determine the allocation of capital among the different operating segments.

Available Capital and Active Capital Management

As part of the active capital management process, the concepts of available capital (equity capital), regulatory capital and economic capital are emphasized in order to maximize shareholder value. This process leads first to the development of the capital plan, which helps determine the optimal level and structure of equity capital to comply with the regulatory ratios determined by OSFI. It also leads to the allocation of capital among the different operating segments so as to optimize SVA creation without unduly impacting the Bank's regulatory capital ratios.

New Basel Accord

In June 2004, the Bank for International Settlements (BIS) published the final version of the Basel Accord. Also known as "Basel II," the Accord will amend the rules governing the calculation of regulatory capital. The coming into force of the Accord was pushed back one year and is now slated for fiscal 2007-2008.

The new rules include several key changes:

- Review of the method for calculating capital requirements for credit risk which will take greater account of counterparty risks and place more importance on internal risk management models
- Introduction of a capital requirement for operational risk
- Heightened disclosure of bank risk profiles

In order to be able to comply with the requirements of the new Accord, the Bank created a group dedicated to implementing the new rules. The group is working closely with different parties at the Bank to ensure timely completion of required projects. It is also playing an active role in shaping industry positions and is cooperating with Canadian regulatory bodies to streamline the transition to the new regime.

Table 1 – Overview of Results

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars and as a percentage of average assets)	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %
Net interest income	1,445	1.84	1,366	1.90	1,473	2.13	1,389	2.01	1,232	1.76
Other income	2,212	2.81	2,093	2.91	1,641	2.37	1,858	2.68	1,940	2.78
Provision for credit losses	86	0.11	177	0.25	490	0.71	205	0.30	184	0.26
Operating expenses	2,392	3.04	2,257	3.14	2,040	2.95	1,989	2.87	2,120	3.03
Income taxes	426	0.54	374	0.52	236	0.34	398	0.58	343	0.49
Non-controlling interest	28	0.04	27	0.03	30	0.04	28	0.04	26	0.04
Income before discontinued operations and goodwill charges	725	0.92	624	0.87	318	0.46	627	0.90	499	0.72
Discontinued operations	–	–	–	–	111	0.16	(45)	(0.07)	29	0.04
Income before goodwill charges	725	0.92	624	0.87	429	0.62	582	0.83	528	0.76
Goodwill charges	–	–	–	–	–	–	19	0.03	19	0.03
Net income	725	0.92	624	0.87	429	0.62	563	0.80	509	0.73
Average assets[2]	78,672		71,810		69,292		69,197		69,840	

(1) See "Financial Reporting Method" on page 14.
(2) Excluding discontinued operations

Table 2 – Changes in Net Interest Income

Year ended October 31 (taxable equivalent basis)[1] (millions of dollars and as a percentage of average assets)	2004 Average Volume $	2004 Rate %	2004 Interest $	2003 Average Volume $	2003 Rate %	2003 Interest $	2004-2003 Average Volume $	2004-2003 Rate %	2004-2003 Interest $	$ Change due to: Average Volume	$ Change due to: Rate
Assets											
Deposits with financial institutions	7,404	1.54	114.0	6,421	2.05	131.4	983	(0.51)	(17.4)	15.1	(32.5)
Securities	21,162	3.13	663.0	18,861	3.01	566.8	2,301	0.12	96.2	72.0	24.2
Residential mortgage loans	15,073	5.01	755.0	13,752	5.49	755.3	1,321	(0.48)	(0.3)	66.2	(66.5)
Personal loans	6,647	5.70	379.0	5,646	6.51	367.3	1,001	(0.81)	11.7	57.1	(45.4)
Business and other loans	20,447	3.61	738.6	20,169	4.16	839.5	278	(0.55)	(100.9)	10.1	(111.0)
Impaired loans, net	(167)	(0.42)	0.7	(174)	(0.46)	0.8	7	0.04	(0.1)	–	(0.1)
Earning assets	70,566	3.76	2,650.3	64,675	4.11	2,661.1	5,891	(0.35)	(10.8)	220.5	(231.3)
Other assets	8,106	–	–	7,135	–	–	971	–	–	–	–
Total assets	78,672	3.37	2,650.3	71,810	3.71	2,661.1	6,862	(0.34)	(10.8)	220.5	(231.3)
Liabilities and shareholders' equity											
Personal deposits	21,470	2.47	529.9	21,038	2.69	566.6	432	(0.22)	(36.7)	10.7	(47.4)
Deposit-taking institutions	5,789	1.72	99.8	5,488	1.80	98.8	301	(0.08)	1.0	5.2	(4.2)
Other deposits	22,927	2.06	472.2	21,678	2.70	585.9	1,249	(0.64)	(113.7)	25.7	(139.4)
	50,186	2.20	1,101.9	48,204	2.60	1,251.3	1,982	(0.40)	(149.4)	41.6	(191.0)
Subordinated debentures	1,469	6.71	98.6	1,553	6.77	105.2	(84)	(0.06)	(6.6)	(5.6)	(1.0)
Liabilities other than deposits	12,826	2.66	340.6	10,363	1.87	193.4	2,463	0.79	147.2	65.5	81.7
Other[2]	(35)	–	(335.6)	239	–	(254.8)	(274)	–	(80.8)	–	(80.8)
Interest-bearing liabilities	64,446	1.87	1,205.5	60,359	2.15	1,295.1	4,087	(0.28)	(89.6)	101.5	(191.1)
Other liabilities	10,105	–	–	7,431	–	–	2,674	–	–	–	–
Shareholders' equity	4,121	–	–	4,020	–	–	101	–	–	–	–
Total liabilities and shareholders' equity	78,672	1.53	1,205.5	71,810	1.80	1,295.1	6,862	(0.27)	(89.6)	101.5	(191.1)
Impact of non-interest bearing assets and liabilities	–	–	–	–	–	–	–	–	–	7.0	(7.0)
Net interest income		1.84	1,444.8		1.91	1,366.0		(0.07)	78.8	126.0	(47.2)

(1) See "Financial Reporting Method" on page 14.
(2) Other interest income and interest expense including hedging operations.

Table 3 – Other Income

Year ended October 31 *(taxable equivalent basis)*[1] *(millions of dollars)*	2004	2003	2002	2001	2000
Financial market fees	**633**	544	539	493	566
Deposit and payment service charges	**200**	192	186	160	155
Trading revenues	**234**	381	123	227	281
Gains (losses) on investment account securities, net	**102**	8	(98)	71	37
Card service revenues	**49**	49	47	86	85
Lending fees	**238**	204	181	175	171
Acceptances, letters of credit and guarantee	**65**	63	63	65	60
Securitization revenues	**180**	204	204	157	99
Foreign exchange revenues	**72**	66	67	61	52
Trust services and mutual funds	**244**	210	160	96	87
Other	**195**	172	169	267	347
	2,212	2,093	1,641	1,858	1,940
Domestic	**2,108**	1,934	1,595	1,856	1,927
International – United States	**32**	58	(3)	6	6
– Other	**72**	101	49	(4)	7
Other income as a percentage of total revenues on a taxable equivalent basis[2]	**60.5%**	60.5%	54.7%	56.2%	59.4%

(1) See "Financial Reporting Method" on page 14.
(2) In 2002, the $137 million impairment charge on an investment was excluded. In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant payment solutions was excluded. In 2000, the $136 million gain (taxable equivalent basis) on the sale of a subsidiary was excluded.

Table 4 – Provision for Credit Losses

Year ended October 31 *(millions of dollars)*	2004	2003	2002	2001	2000
Provision for credit losses					
Domestic					
Personal and small business	39	61	186	72	88
Commercial	49	46	154	102	69
Corporate	52	64	44	26	13
Real estate	1	7	23	12	15
Other	-	(1)	(13)	(6)	(2)
Domestic – Private risks	141	177	394	206	183
International					
Real estate – United States	-	-	(3)	(1)	(7)
Corporate	-	-	129	-	-
Other	-	-	-	-	8
International – Private risks	-	-	126	(1)	1
General allowance for credit risk	(55)	-	(30)	-	-
Provision for credit losses charged to income before discontinued operations	86	177	490	205	184
Provision for credit losses charged to discontinued operations	-	-	(51)	120	16
Total provision for credit losses charged to income	86	177	439	325	200
Net average loans and acceptances					
Domestic	40,209	38,443	37,543	38,308	39,345
International – United States	771	778	663	677	851
– Other	120	103	188	291	301
Discontinued operations	-	-	-	3,925	3,967
Total	41,100	39,324	38,394	43,201	44,464
Provision for credit losses as a percentage of net average loans and acceptances					
Domestic	0.35 %	0.46 %	1.05 %	0.54 %	0.47 %
International – United States	– %	– %	19.00 %	(0.15) %	(0.83) %
– Other	– %	– %	– %	– %	2.66 %
Discontinued operations	– %	– %	– %	3.06 %	0.40 %
Total	0.21 %	0.45 %	1.14 %	0.75 %	0.45 %
Allowance for credit losses					
Balance at beginning	634	666	896	965	989
Transfer from allowance for assets held for disposal	-	-	(45)	-	-
Provision for credit losses charged to income:					
Related to ongoing operations	86	177	490	205	184
Related to discontinued operations	-	-	(51)	120	16
Write-offs[1]	(199)	(259)	(673)	(402)	(257)
Recoveries	59	50	49	8	33
Balance at end	580	634	666	896	965
Composition of allowances					
Designated countries					
Portion related to loans	-	19	22	38	35
Portion related to securities	2	4	4	17	17
Specific	228	206	235	341	413
General allocated	272	300	296	306	-
General unallocated	78	105	109	194	500

(1) Including exchange rate fluctuations

Table 5 – Operating Expenses

Year ended October 31 (millions of dollars)	2004	2003	2002	2001	2000
Salaries and staff benefits	**1,359**	1,287	1,147	1,064	1,129
Occupancy costs, computers and equipment, including amortization	**534**	504	496	483	465
Other					
Messenger services and communications	**77**	80	77	69	71
Professional fees	**118**	112	99	92	85
Advertising and external relations	**75**	62	50	42	45
Stationery	**26**	26	28	27	26
Travel expenses	**20**	21	17	16	15
Security and theft	**14**	16	24	16	13
Capital and payroll taxes	**65**	60	57	63	64
Other	**104**	89	45	117	207
	499	466	397	442	526
Total	**2,392**	2,257	2,040	1,989	2,120
Domestic	**2,198**	2,082	1,999	1,956	2,083
International – United States	**123**	121	18	16	20
– Other	**71**	54	23	17	17
Operating expenses as a percentage of total revenues on a taxable equivalent basis[1]	**65.4 %**	65.3 %	62.8 %	62.7 %	65.8 %

(1) In 2002, the $137 million impairment charge on an investment was excluded from other income. In 2001, the $76 million gain (taxable equivalent basis) on the sale of merchant payment solutions was excluded. In 2000, the $136 million gain (taxable equivalent basis) on the sale of a subsidiary and $120 million in non-recurring charges were excluded.

Table 6 – Deposits

As at October 31 (millions of dollars)	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %
Personal	**23,355**	**43.7**	23,301	45.3	22,306	43.2	21,485	41.8	20,497	40.6
Commercial	**15,072**	**28.2**	15,477	30.1	14,183	27.4	11,667	22.7	9,726	19.3
Purchased funds	**15,005**	**28.1**	12,685	24.6	15,201	29.4	18,284	35.5	20,250	40.1
Total	**53,432**	**100.0**	51,463	100.0	51,690	100.0	51,436	100.0	50,473	100.0
Domestic	**45,636**	**85.4**	43,809	85.1	40,959	79.2	38,161	74.2	35,383	70.1
International – United States	**957**	**1.8**	877	1.7	2,814	5.5	4,315	8.4	6,935	13.7
– Other	**6,839**	**12.8**	6,777	13.2	7,917	15.3	8,960	17.4	8,155	16.2
Total	**53,432**	**100.0**	51,463	100.0	51,690	100.0	51,436	100.0	50,473	100.0
Personal deposits as a percentage of total assets		**26.3**		27.4		29.3		28.3		27.0

Table 7 – Sources of Capital

As at October 31 *(millions of dollars)*	2004	2003	2002	2001	2000
Non-controlling interest	**370**	398	486	487	468
Subordinated debentures	**1,408**	1,516	1,592	1,647	1,361
Shareholders' equity					
Preferred shares	**375**	375	300	492	492
Common shares	**1,545**	1,583	1,639	1,668	1,653
Contributed surplus	**7**	2	-	-	-
Unrealized foreign currency translation adjustments	**(10)**	6	17	19	11
Retained earnings	**2,287**	2,131	1,945	1,937	1,672
	4,204	4,097	3,901	4,116	3,828
Total capital	**5,982**	6,011	5,979	6,250	5,657
Internally generated capital					
Net income	**725**	624	429	563	509
Other amounts affecting retained earnings	**(1)**	(4)	(2)	(107)	(3)
Contributed surplus	**5**	2	-	-	-
Unrealized foreign currency translation adjustments	**(16)**	(11)	(2)	8	4
Dividends	**(266)**	(218)	(195)	(191)	(170)
	447	393	230	273	340
External financing					
Non-controlling interest	**(28)**	(88)	(1)	19	25
Subordinated debentures	**(108)**	(76)	(55)	286	326
Preferred shares	**-**	75	(192)	-	175
Common shares	**(340)**	(272)	(253)	15	12
	(476)	(361)	(501)	320	538
Increase (decrease) in capital	**(29)**	32	(271)	593	878

Table 8 – Capital Ratios

As at October 31 (millions of dollars) (in accordance with BIS guidelines)	2004	2003	2002	2001	2000
Tier 1 capital					
Common shareholders' equity	**3,829**	3,722	3,601	3,624	3,336
Non-cumulative permanent preferred shares	**375**	375	300	492	492
Innovative instruments	**365**	396	467	477	457
Non-controlling interest	**5**	2	19	10	11
Less: goodwill	**(662)**	(660)	(661)	(305)	(325)
	3,912	3,835	3,726	4,298	3,971
Tier 2 capital					
Subordinated debentures	**1,408**	1,437	1,524	1,595	1,290
General allowance for credit risk	**350**	350	341	391	343
	1,758	1,787	1,865	1,986	1,633
Less: investments in companies subject to significant influence	**(296)**	(174)	(181)	(326)	(329)
Less: first loss protection	**(55)**	(79)	(116)	(82)	(54)
Total capital	**5,319**	5,369	5,294	5,876	5,221
Risk-weighted balance sheet items					
Cash resources	**1,070**	1,363	1,421	1,187	1,160
Securities	**2,317**	2,688	2,336	2,686	1,921
Mortgage loans	**5,420**	4,634	3,971	3,486	2,816
Other loans	**18,849**	18,360	19,478	23,030	25,328
Other assets	**4,876**	5,692	5,117	6,572	5,528
	32,532	32,737	32,323	36,961	36,753
General allowance for credit risk	**350**	350	341	391	343
	32,882	33,087	32,664	37,352	37,096
Risk-weighted off-balance sheet items[1]					
Letters of guarantee and documentary credit	**874**	606	751	1,180	1,292
Commitments to extend credit	**4,431**	4,075	3,872	4,415	4,747
Interest rate contracts	**129**	100	161	106	84
Foreign exchange contracts	**166**	230	221	374	331
Equity and commodity contracts	**309**	256	161	148	187
	5,909	5,267	5,166	6,223	6,641
Market risk items	**2,032**	1,707	1,148	1,121	2,098
Total risk-weighted assets	**40,823**	40,061	38,978	44,696	45,835
Assets-to-capital multiple[2]	**16.8**	15.9	14.5	13.1	14.8
Ratios					
Tier 1 capital	**9.6 %**	9.6 %	9.6 %	9.6 %	8.7 %
Total capital	**13.0 %**	13.4 %	13.6 %	13.1 %	11.4 %

(1) Since 2002, items are as at October 31. For 2001, letters of guarantee and documentary credit and commitments to extend credit are as at October 31; all other information is as at September 30. Off-balance sheet items prior to 2001 are as at September 30.

(2) The assets-to-capital multiple corresponds to total balance sheet assets and direct credit substitutes divided by total capital as defined according to capital adequacy requirements.

Table 9 – Assets under Administration and Management

As at October 31 (millions of dollars)	National Bank Trust	National Bank Financial	National Bank Securities	Altamira Investment Services	Natcan Investment Management	National Bank Discount Brokerage	Bank excluding subsidiaries	2004	2003
Assets under administration									
Institutional	37,498	5,664	–	–	–	–	–	**43,162**	36,348
Personal	–	73,854	–	–	–	7,854	–	**81,708**	70,525
Mutual funds	8,028	–	6,477	4,087	–	–	–	**18,592**	13,474
Mortgage loans sold to third parties	–	–	–	–	–	–	4,033	**4,033**	4,217
Total assets under administration	45,526	79,518	6,477	4,087	–	7,854	4,033	**147,495**	124,564
Assets under management									
Personal	3,196	–	–	–	–	–	–	**3,196**	2,334
Managed portfolios	–	1,960	–	–	14,442	–	–	**16,402**	13,975
Mutual funds	–	–	–	–	13,505	–	–	**13,505**	14,475
Total assets under management	3,196	1,960	–	–	27,947	–	–	**33,103**	30,784
Total assets under administration/management – 2004	48,722	81,478	6,477	4,087	27,947	7,854	4,033	**180,598**	155,348
Total assets under administration/management – 2003	39,838	69,532	5,507	4,527	24,541	7,186	4,217		

Table 10 – Allocation of Loans by Borrower Category

As at September 30 (millions of dollars)	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %
Personal[1]	**7,704**	**18.4**	5,947	15.3	5,859	15.3	6,100	15.0	7,415	18.4
Residential mortgage	**15,272**	**36.4**	13,753	35.5	12,548	32.8	12,132	29.9	11,503	28.6
Non-residential mortgage	**1,042**	**2.5**	911	2.4	836	2.2	779	1.9	756	1.9
Agricultural	**1,686**	**4.0**	1,653	4.3	1,486	3.9	1,286	3.2	1,169	2.9
Financial institutions	**2,415**	**5.8**	1,277	3.3	1,583	4.1	1,231	3.0	973	2.4
Manufacturing	**2,458**	**5.9**	3,282	8.5	5,050	13.2	5,733	14.1	5,132	12.8
Construction and real estate	**1,247**	**3.0**	1,291	3.3	1,707	4.5	1,301	3.2	1,388	3.4
Transportation and communications	**453**	**1.1**	515	1.3	632	1.6	1,041	2.6	1,013	2.5
Mines, quarries and energy	**763**	**1.8**	774	2.0	601	1.6	742	1.8	585	1.4
Forestry	**185**	**0.4**	264	0.7	252	0.7	293	0.7	289	0.7
Governments	**1,080**	**2.6**	1,286	3.3	921	2.4	819	2.0	908	2.3
Wholesale	**612**	**1.5**	558	1.4	807	2.1	1,682	4.2	1,839	4.6
Retail	**1,108**	**2.6**	1,296	3.3	1,281	3.3	1,423	3.5	1,481	3.7
Services	**4,774**	**11.4**	4,059	10.5	3,518	9.2	4,033	9.9	4,022	10.0
Other	**1,101**	**2.6**	1,912	4.9	1,169	3.1	2,011	5.0	1,754	4.4
	41,900	**100.0**	38,778	100.0	38,250	100.0	40,606	100.0	40,227	100.0

(1) Includes consumer loans, credit card loans and other personal loans

Table 11 – Real Estate Loans

As at October 31 (millions of dollars)	2004 $	2004 %	2003 $	2003 %	2002 $	2002 %	2001 $	2001 %	2000 $	2000 %
Geographic distribution										
Canada										
Ontario	59	9	69	12	73	13	81	15	101	16
Quebec	544	85	456	80	399	73	350	64	371	58
Other	–	–	–	–	3	1	3	1	16	2
	603	94	525	92	475	87	434	80	488	76
United States										
California	–	–	–	–	2	–	29	6	58	9
New York	–	–	5	1	6	2	7	1	15	2
Illinois	–	–	–	–	–	–	7	1	7	1
Other	37	6	42	7	61	11	68	12	78	12
	37	6	47	8	69	13	111	20	158	24
	640	100	572	100	544	100	545	100	646	100
By type of project										
Retail	117	18	123	22	147	27	148	27	183	28
Office	100	16	148	26	202	37	202	37	235	37
Residential	329	51	245	43	101	18	68	12	93	14
Industrial	18	3	14	2	31	6	31	6	45	7
Land	1	–	2	–	5	1	15	3	25	4
Other	75	12	40	7	58	11	81	15	65	10
	640	100	572	100	544	100	545	100	646	100
Allowance for credit losses	10		14		37		42		53	
Real estate loans, net	630		558		507		503		593	
As a percentage of shareholders' equity		15		14		13		12		15
As a percentage of total loans and acceptances		2		1		1		1		1

Table 12 – Designated Countries

As at October 31 (millions of dollars)	2004	2003	2002	2001	2000
Loans and securities, gross					
Brazil	–	33	39	40	38
Ivory Coast	–	12	14	15	14
Sudan	–	–	–	15	13
Nicaragua	–	–	–	14	13
Peru	–	12	14	14	13
Other	1	10	12	11	12
	1	67	79	109	103
Country risk allowance	–	23	26	55	52
Loans and securities, net of allowance	1	44	53	54	51
Allowance as a % of loans and securities	– %	34.3 %	32.9 %	50.5 %	50.5 %
Loans and securities, net, as a % of shareholders' equity	– %	1.2 %	1.4 %	1.3 %	1.3 %

Table 13 – Impaired Loans

As at October 31 (millions of dollars)	2004	2003	2002	2001	2000
Private impaired loans, net					
Domestic					
Personal and small business[1]	**35**	46	62	214	194
Commercial	**63**	68	99	210	233
Corporate	**49**	107	36	15	23
Real estate	**11**	25	44	29	26
Other	**–**	–	–	–	1
	158	246	241	468	477
International					
Real estate – United States	**–**	–	–	3	12
Other	**2**	2	3	3	4
Discontinued operations	**–**	–	–	117	51
	2	2	3	123	67
Total private impaired loans, net[2]	**160**	248	244	591	544
Total impaired loans, designated countries					
Gross	**–**	22	24	38	35
Allowance	**–**	19	22	38	35
Total impaired loans, designated countries, net	**–**	3	2	–	–
Total impaired loans, net	**160**	251	246	591	544
Private impaired loans, gross	**388**	454	479	932	957
Allowance for credit losses	**228**	206	235	341	413
Private impaired loans, net	**160**	248	244	591	544
Provisioning rate	**58.8 %**	45.4 %	49.1 %	36.6 %	43.2 %
As a percentage of net loans and acceptances					
Domestic – Private	**0.4 %**	0.6 %	0.6 %	1.2 %	1.1 %
International – Private	**– %**	0.1 %	0.1 %	1.7 %	0.9 %
International – Designated countries	**– %**	0.1 %	0.1 %	– %	– %
Total	**0.4 %**	0.6 %	0.6 %	1.2 %	1.1 %
As a percentage of common shareholders' equity	**4.2 %**	6.7 %	6.8 %	16.3 %	16.3 %

(1) Including $15 million in net consumer loans in 2004 (2003: $16 million; 2002: $22 million; 2001: $108 million; 2000: $80 million)
(2) The Bank has no loans classified as past-due loans (90 days and over) other than those already designated as impaired.

Table 14 – Interest on Impaired Loans

Year ended October 31 (millions of dollars)	2004	2003	2002	2001	2000
Interest on impaired loans					
Domestic	**6**	6	5	(4)	(6)
International	**–**	–	–	–	–
	6	6	5	(4)	(6)
Average impaired loans					
Domestic	**(182)**	(203)	(129)	30	30
International	**5**	18	12	37	15
	(177)	(185)	(117)	67	45
Interest as a percentage of average impaired loans, net					
Domestic	**(3.3) %**	(3.0) %	(3.9) %	(13.3) %	(20.0) %
International	**– %**	– %	– %	– %	– %
Total	**(3.4) %**	(3.2) %	(4.3) %	(6.0) %	(13.3) %

Quarterly Results

(millions of dollars, except per share amounts)

	2004				
	Total	Q4	Q3	Q2	Q1
Income statement data					
Net interest income	$ 1,383	$ 387	$ 390	$ 328	$ 278
Other income	2,166	507	468	556	635
Total revenues	3,549	894	858	884	913
Provision (recovery) for credit losses	86	(8)	31	19	44
Operating expenses	2,392	625	586	602	579
Income taxes	318	77	68	76	97
Non-controlling interest	28	8	6	7	7
Income before discontinued operations	725	192	167	180	186
Discontinued operations	-	-	-	-	-
Net income	725	192	167	180	186
Earnings per common share					
before discontinued operations	4.10	1.11	0.95	1.01	1.03
before discontinued operations - diluted	4.05	1.09	0.94	1.00	1.02
net	4.10	1.11	0.95	1.01	1.03
net - diluted	4.05	1.09	0.94	1.00	1.02
Dividends *(per share)*					
Common	1.4200	0.3800	0.3800	0.3300	0.3300
Preferred					
Series 11	-	-	-	-	-
Series 12	-	-	-	-	-
Series 13	1.6000	0.4000	0.4000	0.4000	0.4000
Series 15	1.4625	0.3657	0.3656	0.3656	0.3656
Return on common shareholders' equity	18.8 %	19.7 %	17.2 %	19.0 %	19.0 %
Total assets		88,807	85,555	86,498	83,107
Long-term financial liabilities[1]		1,408	1,474	1,488	1,473
Impaired loans					
Net private		$ 160	$ 199	$ 219	$ 232
Designated countries					
Gross outstanding		-	-	10	10
Allowances		-	-	9	8
Net total		160	199	220	234
Number of common shares *(thousands)*					
Average	170,918	167,671	169,332	172,023	174,669
End of period	167,430	167,430	168,058	169,730	173,569
Diluted	173,276	169,936	171,634	174,520	177,008
Per common share					
Book value		$ 22.87	$ 22.30	$ 21.94	$ 21.81
Stock trading range					
High		48.78	45.50	47.93	45.00
Low		42.31	42.72	43.27	40.17
Number of employees		16,555	16,673	16,366	16,914
Number of branches in Canada		462	472	474	476

(1) Corresponds to subordinated debentures

Quarterly Results

2003					2002				
Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
$ 1,324	$ 321	$ 305	$ 343	$ 355	$ 1,444	$ 361	$ 346	$ 356	$ 381
2,038	582	546	430	480	1,584	434	311	458	381
3,362	903	851	773	835	3,028	795	657	814	762
177	50	45	41	41	490	53	62	130	245
2,257	623	557	529	548	2,040	540	508	491	501
277	66	80	58	73	150	56	50	63	(19)
27	6	7	7	7	30	7	8	8	7
624	158	162	138	166	318	139	29	122	28
–	–	–	–	–	111	(4)	(3)	–	118
624	158	162	138	166	429	135	26	122	146
3.37	0.87	0.89	0.73	0.88	1.59	0.73	0.13	0.62	0.11
3.34	0.86	0.88	0.72	0.88	1.59	0.73	0.13	0.62	0.11
3.37	0.87	0.89	0.73	0.88	2.18	0.71	0.12	0.62	0.73
3.34	0.86	0.88	0.72	0.88	2.18	0.71	0.12	0.62	0.73
1.0800	0.2800	0.2800	0.2600	0.2600	0.9300	0.2400	0.2400	0.2400	0.2100
–	–	–	–	–	0.5000	–	–	–	0.5000
0.8125	–	–	0.4063	0.4062	1.6250	0.4063	0.4063	0.4062	0.4062
1.6000	0.4000	0.4000	0.4000	0.4000	1.6000	0.4000	0.4000	0.4000	0.4000
1.1480	0.3657	0.3656	0.4167	–	–	–	–	–	–
16.5 %	16.4 %	17.3 %	14.8 %	17.6 %	11.3 %	14.5 %	2.3 %	13.1 %	15.0 %
	84,931	80,474	77,852	74,630		76,031	72,300	74,670	75,970
	1,516	1,543	1,553	1,581		1,592	1,600	1,630	1,645
	$ 248	$ 230	$ 225	$ 228		$ 244	$ 279	$ 311	$ 307
	22	23	23	24		24	24	23	9
	19	20	22	22		22	22	21	9
	251	233	226	230		246	281	313	307
177,751	174,585	175,363	178,348	182,728	186,608	183,124	184,134	188,794	190,450
174,620	174,620	174,507	175,670	181,563	182,596	182,596	183,256	185,109	190,500
179,235	176,347	177,038	179,666	183,905	187,727	184,168	185,439	190,260	191,350
	$ 21.32	$ 20.77	$ 20.28	$ 20.22		$ 19.72	$ 19.29	$ 19.53	$ 19.56
	41.19	37.41	35.15	33.10		32.50	33.73	34.93	30.07
	34.50	34.55	31.26	29.95		27.00	29.01	29.14	24.70
	16,935	17,214	16,961	17,153		17,285	17,235	16,957	16,962
	477	480	488	491		507	544	544	543

GLOSSARY OF FINANCIAL TERMS

Acceptance | Short-term debt security traded on the money market which a bank guarantees on behalf of a borrower for a stamping fee.

Allowance for credit losses | Allowance taken to absorb expected credit losses (loans, acceptances, letters of guarantee, letters of credit, deposits with other banks and derivatives). The allowance for credit losses comprises the country risk allowance and specific and general allowances for credit risk. It is increased by the annual provision for credit losses less write-offs, net of recoveries.

Asset/liability management | Management of maturities of assets and liabilities as well as off-balance sheet items to minimize interest rate risk and foreign exchange risk through appropriate matching.

Assets under administration | Assets in respect of which a financial institution provides administrative services such as custodial services, collection of investment income, settlement of purchase and sale transactions and record-keeping. Assets under administration, which are beneficially owned by clients, are not reported on the balance sheet of the institution offering such services.

Assets under management | Assets managed by a financial institution that are beneficially owned by clients. Management services are more comprehensive than administrative services, and include selecting investments or offering investment advice. Assets under management, which may also be administered by the financial institution, are not reported on the financial institution's balance sheet.

Average assets | Daily average of balance sheet assets.

Basis point | Unit of measure equal to one one-hundredth of a percentage point (0.01%).

Capital | Amount which would be owed to the holders of shares and subordinated debentures if assets had to be liquidated to reimburse depositors and other creditors. Capital consists of bank debentures, shareholders' equity and non-controlling interest.

Capital ratio | The ratio of regulatory capital to risk-adjusted assets, expressed as a percentage. The Bank for International Settlements (BIS) distinguishes between two types of capital: Tier 1 capital, or base capital, consists of common shareholders' equity, non-cumulative preferred shareholders' equity and non-controlling interests in subsidiaries; Tier 2, or supplementary capital, consists of the book value of other preferred shares and the eligible portion of subordinated debentures as well as the general allowance for credit risk. Total regulatory capital, or total capital, is the sum of the various types of capital less investments in companies subject to significant influence and first loss protection with respect to asset securitization. In accordance with BIS rules, the Superintendent of Financial Institutions Canada defines a third tier of capital intended specifically to cover market risk, which must also be covered by Tier 1 capital.

Commodity risk | Potential loss due to movements in the price of commodities for which the Bank holds derivatives in its trading portfolio.

Credit derivative | Derivative instrument based on credit instruments and offering protection against credit risk (credit swaps, for example).

Credit risk | Potential loss resulting from the inability or unwillingness of a counterparty to honour its contractual obligations with respect to a loan or other type of credit. Credit risk can arise because of specific counterparty conditions or be a consequence of market risk.

Derivative instruments (derivatives) | Financial contracts whose value is "derived" from interest rates, foreign exchange rates or equity prices. Derivatives are used in treasury operations as well as for hedging regular financial instruments. Derivatives include foreign currency or interest rate futures, swaps, options and credit derivatives.

Documentary letters of credit | Documents, issued by the Bank and used in international trade, authorizing a third party to draw drafts on the Bank up to a certain amount under specific terms and conditions and secured by the delivery of related goods.

Earnings per share | Net income available to holders of common shares, i.e., net income less dividends on preferred shares, divided by the average number of common shares outstanding during the reporting period.

Equity risk | Potential loss due to movements in the price of shares held by the Bank or its subsidiaries.

Foreign currency future | Contractual obligation to buy or sell, on or before a specified future date, a given quantity of foreign currency at a given exchange rate.

Foreign currency or interest rate option | The right, but not the obligation, to buy (call option) or sell (put option), on or before a set date, a given amount of foreign currency or securities at a set price (strike price).

Foreign exchange risk | Potential loss caused by currency price movements and the resulting decline in the value of a security or other financial instrument held by the Bank.

Forward rate agreement | Contractual obligation to buy or sell, on or before a specified future date, a given quantity of securities at a given interest rate.

Hedging | A technique by which derivatives or other financial instruments are used to reduce or offset exposure to changes in interest rates, foreign exchange rates, and equity or commodity prices.

Impaired loan | A loan is considered impaired when, in the opinion of Management, there is reasonable doubt as to the payment of principal or interest. Any loan where payments are 90 days past due is considered impaired, unless there is no doubt as to the collectibility of principal and interest.

Interest rate risk | Potential loss due to interest rate fluctuations resulting in mismatched maturities of earning assets and liabilities or, more generally, reduction in the value of a financial instrument held by the Bank.

Letter of guarantee | Irrevocable commitment by the Bank to make payments in the event that its client cannot meet its financial obligations to third parties.

Liquidity risk | Potential difficulty in obtaining cash or cash equivalents in a timely manner in order to meet financial obligations.

Market risk | Potential loss due to changes in the value of financial instruments as a result of changes in interest rates, foreign exchange rates, equity prices or commodity prices. Changes in these rates or prices result in exposure to four main categories of market risk: interest rate risk, foreign exchange risk, equity risk and commodity risk.

Mark-to-market | Valuation of securities and derivatives at market rates at the balance sheet date.

Net interest income | Difference between interest and dividends earned on total assets and interest expense paid on total liabilities. Specifically, net interest income is the difference between what the Bank earns on assets such as loans and securities and what it pays on liabilities such as deposits. Net interest margin corresponds to the ratio of net interest income to average assets.

Notional principal amount | Principal amount used to calculate payments for instruments such as forward rate agreements and interest rate swaps. It is considered "notional" because, in most cases, the principal amount never changes hands.

Operational risk | Potential loss resulting from inadequate or failed processes, technology or human performance, or from external events.

Other income | Includes all revenue except for interest and dividend income. Other income consists of such items as deposit and payment service charges, lending fees, financial market revenues, card service revenues, investment management and custodial fees, mutual fund revenues and securitization revenues.

Provision for credit losses | Amounts added annually to the allowance for credit losses to bring it to a level deemed adequate, taking into account write-offs and recoveries with respect to specific loans.

Return on common shareholders' equity (or ROE) | Net income, less dividends on preferred shares, expressed as a percentage of the average value of common shareholders' equity.

Risk weighting | Risk-weighting factors are applied to the face value of certain assets in order to present comparable risk levels. This procedure is also used to recognize the risk in off-balance sheet instruments by adjusting the notional value to balance sheet (or credit) equivalents before applying the appropriate risk-weighting factors. Total risk-weighted assets are used in calculating the various capital ratios according to the rules of the Bank for International Settlements (BIS).

Securities purchased under reverse repurchase agreements | Securities purchased by the Bank from a client pursuant to an agreement under which the securities will be resold to the same client on a specified date and at a specified price. Such an agreement is a form of short-term collateralized lending.

Securities sold under repurchase agreements | Financial obligations related to securities sold pursuant to an agreement under which the securities will be repurchased on a specified date and at a specified price. Such an agreement is a form of short-term funding.

Securitization | Transaction in which certain assets, such as mortgages or credit card receivables, are sold to an entity which finances their acquisition by issuing negotiable securities.

Swap | Transaction in which counterparties agree to exchange, for a specified period, currencies and/or interest payment streams (generally by exchanging a fixed rate for a floating rate) based on a notional principal amount.

Taxable equivalent basis | Calculation method used to gross up certain tax-exempt income (primarily dividends) by the income tax that would have otherwise been payable. The gross-up of such income permits a uniform comparison of the yield on the various types of assets, regardless of their tax treatment, such as net interest income.

Value-at-risk (VaR) | Value-at-risk is one of the Bank's principal market risk management tools. This simulation model calculates maximum daily losses, based on a confidence level of 99%, for the Bank's major categories of financial instruments and its aggregate portfolio.

Yield curve | Graphic representation of interest rates in effect on a given date for different maturities. Interest rates vary according to the risks factored in by the market. Interest rates for short-term maturities are generally lower than those for long-term maturities. The curve may be inverted, i.e., rates for short-term maturities may be higher than those for long-term maturities.

Management's Report

The consolidated financial statements of National Bank of Canada (the "Bank") and the other financial information presented in the Annual Report were prepared by Management, which is responsible for their integrity, including the material estimates and judgments incorporated therein. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

Management maintains the necessary accounting and control systems in discharging its responsibility and ensuring that the Bank's assets are safeguarded. These controls include establishing standards for hiring and training personnel, defining and evaluating tasks and functions, and implementing operating policies and procedures and budget controls.

The Board of Directors (the "Board") is responsible for examining and approving the financial information which appears in the Annual Report. Acting through the Audit and Risk Management Committee (the "Committee"), the Board also oversees the presentation of the consolidated financial statements and ensures that accounting and control systems are maintained.

The Committee, composed of directors who are neither officers nor employees of the Bank, is responsible for evaluating internal control procedures on an ongoing basis, examining the consolidated financial statements, and recommending them to the Board for approval. The Committee oversees a team of internal auditors, which reports to it on a regular basis.

The control systems are further supported by the Bank's observance of the laws and regulations that apply to its operations. The Superintendent of Financial Institutions Canada regularly examines the affairs of the Bank to ensure that the provisions of the *Bank Act* with respect to the safety of the Bank's depositors and shareholders are being duly observed and that the Bank is in a sound financial condition.

The independent auditors, Samson Bélair / Deloitte & Touche, s.e.n.c.r.l., whose report follows, were appointed by the shareholders on the recommendation of the Board. They were given full and unrestricted access to the Committee to discuss their audit and financial reporting matters.

Réal Raymond

President and
Chief Executive Officer

Michel Labonté

Senior Vice-President
Finance, Technology and Corporate Affairs

Montreal, December 2, 2004

Auditors' Report

To the Shareholders of National Bank of Canada

We have audited the Consolidated Balance Sheet of National Bank of Canada (the "Bank") as at October 31, 2004 and the Consolidated Statements of Income, Changes in Shareholders' Equity and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at October 31, 2003 and for the year then ended were audited by Samson Bélair / Deloitte & Touche, s.e.n.c.r.l., and PricewaterhouseCoopers LLP, who issued an unqualified opinion on the consolidated financial statements in their report dated November 28, 2003.

Samson Bélair / Deloitte & Touche, s.e.n.c.r.l.
Chartered Accountants

Montreal, December 2, 2004

Year ended October 31
(millions of dollars except per share amounts)

Consolidated Statement of Income

	Note	2004	2003
Interest income and dividends			
Loans		1,904	1,977
Securities		588	526
Deposits with financial institutions		113	131
		2,605	2,634
Interest expense			
Deposits		800	1,030
Subordinated debentures		99	105
Other		323	175
		1,222	1,310
Net interest income		1,383	1,324
Other income			
Financial market fees		633	544
Deposit and payment service charges		200	192
Trading revenues		198	335
Gains on investment account securities, net		91	1
Card service revenues		49	49
Lending fees		238	204
Acceptances, letters of credit and guarantee		65	63
Securitization revenues		180	204
Foreign exchange revenues		72	66
Trust services and mutual funds		244	210
Other		196	170
		2,166	2,038
Total revenues		3,549	3,362
Provision for credit losses	6	86	177
Operating expenses			
Salaries and staff benefits		1,359	1,287
Occupancy		200	192
Computers and equipment		334	312
Communications		77	80
Professional fees		118	112
Other		304	274
		2,392	2,257
Income before income taxes and non-controlling interest		1,071	928
Income taxes	16	318	277
		753	651
Non-controlling interest		28	27
Net income		725	624
Dividends on preferred shares	14	23	25
Net income available to common shareholders		702	599
Average number of common shares outstanding *(thousands)*	17		
Basic		170,918	177,751
Diluted		173,276	179,235
Net earnings per common share	17		
Basic		4.10	3.37
Diluted		4.05	3.34
Dividends per common share	14	1.42	1.08

As at October 31
(millions of dollars)

Consolidated Balance Sheet

	Note	2004	2003
ASSETS			
Cash resources			
Cash		481	222
Deposits with financial institutions		5,296	6,825
		5,777	7,047
Securities			
Investment account	4	7,428	6,998
Trading account	4	20,561	19,151
Loan substitutes		18	30
		28,007	26,179
Securities purchased under reverse repurchase agreements		4,496	3,955
Loans	5 and 6		
Residential mortgage		15,500	13,976
Personal and credit card		7,825	6,101
Business and government		18,751	18,934
Allowance for credit losses		(578)	(630)
		41,498	38,381
Other			
Customers' liability under acceptances		3,076	3,334
Premises and equipment	7	267	263
Goodwill	8	662	660
Intangible assets	8	180	183
Other assets	9	4,844	4,929
		9,029	9,369
		88,807	84,931
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	10		
Personal		23,675	23,512
Business and government		24,299	22,700
Deposit-taking institutions		5,458	5,251
		53,432	51,463
Other			
Acceptances		3,076	3,334
Obligations related to securities sold short		10,204	8,457
Securities sold under repurchase agreements		8,182	8,674
Other liabilities	11	7,931	6,992
		29,393	27,457
Subordinated debentures	12	1,408	1,516
Non-controlling interest		370	398
Shareholders' equity			
Preferred shares	14	375	375
Common shares	14	1,545	1,583
Contributed surplus	15	7	2
Unrealized foreign currency translation adjustments		(10)	6
Retained earnings		2,287	2,131
		4,204	4,097
		88,807	84,931

Réal Raymond
President and Chief Executive Officer

Pierre Bourgie
Director

Year ended October 31
(millions of dollars)

Consolidated Statement of Changes in Shareholders' Equity

	Note	2004	2003
Preferred shares at beginning		375	300
Issuance of preferred shares, Series 15		-	200
Redemption of preferred shares, Series 12 for cancellation		-	(125)
Preferred shares at end	14	375	375
Common shares at beginning		1,583	1,639
Issuance of common shares		42	26
Repurchase of common shares for cancellation		(80)	(82)
Common shares at end	14	1,545	1,583
Contributed surplus at beginning		2	-
Stock option expense		5	2
Contributed surplus at end	15	7	2
Unrealized foreign currency translation adjustments at beginning		6	17
Losses on foreign exchange operations with a functional currency other than the Canadian dollar, net of income taxes		(16)	(11)
Unrealized foreign currency translation adjustments at end		(10)	6
Retained earnings at beginning		2,131	1,945
Net income		725	624
Dividends			
Preferred shares	14	(23)	(25)
Common shares	14	(243)	(193)
Income taxes related to dividends on preferred shares, Series 12, 13 and 15	16	(1)	-
Premium paid on common shares repurchased for cancellation	14	(302)	(216)
Share issuance expenses, net of income taxes		-	(4)
Retained earnings at end		2,287	2,131
Shareholders' equity		4,204	4,097

Year ended October 31
(millions of dollars)

Consolidated Statement of Cash Flows

	2004	2003
Cash flows from operating activities		
Net income	725	624
Adjustments for:		
Provision for credit losses	86	177
Amortization of premises and equipment	52	49
Future income taxes	50	5
Translation adjustment on foreign currency subordinated debentures	(29)	(76)
Gains on sale of investment account securities, net	(91)	(1)
Gains on asset securitizations	(67)	(86)
Stock option expense	5	2
Change in interest payable	4	72
Change in interest and dividends receivable	320	(34)
Change in income taxes payable	(160)	208
Change in unrealized losses (gains) and net amounts payable on derivative contracts	10	(458)
Change in trading account securities	(1,410)	(5,972)
Excess of pension plan contributions over expenses	(20)	(255)
Change in other items	807	1 034
	282	(4,711)
Cash flows from financing activities		
Change in deposits	1,969	(227)
Maturity of subordinated debentures	(79)	-
Issuance of common shares	42	26
Issuance of preferred shares	-	200
Repurchase of common shares for cancellation	(382)	(298)
Redemption of preferred shares for cancellation	-	(125)
Dividends paid on common shares	(179)	(235)
Dividends paid on preferred shares	(23)	(25)
Change in obligations related to securities sold short	1,747	2,915
Change in securities sold under repurchase agreements	(492)	4,258
Change in other items	(16)	(16)
	2,587	6,473
Cash flows from investing activities		
Change in loans	(4,730)	(1,528)
Proceeds from securitization of assets	1,527	1,729
Purchases of investment account securities	(15,480)	(21,342)
Sales of investment account securities	15,141	21,208
Change in securities purchased under reverse repurchase agreements	(541)	(1,589)
Net acquisitions of premises and equipment	(56)	(57)
	(4,139)	(1,579)
Increase (decrease) in cash and cash equivalents	(1,270)	183
Cash and cash equivalents at beginning	7,047	6,864
Cash and cash equivalents at end	5,777	7,047
Cash and cash equivalents		
Cash	481	222
Deposits with financial institutions	5,296	6,825
	5,777	7,047
Supplementary information		
Interest and dividends paid	1,420	1,498
Income taxes paid	460	127

Year ended October 31
(millions of dollars)



1 Summary of Significant Accounting Policies

The consolidated financial statements of National Bank of Canada (the "Bank") were prepared in accordance with Section 308(4) of the *Bank Act*, which states that Canadian generally accepted accounting principles ("GAAP") are to be applied unless otherwise specified by the Superintendent of Financial Institutions Canada (the "Superintendent"). These principles differ in some regards from United States GAAP, as explained in Note 25.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amounts of balance sheet assets and liabilities and disclosure of contingent assets and liabilities as at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies used in preparing these consolidated financial statements are summarized below.

The consolidated financial statements of the Bank include the assets, liabilities and operating results of the Bank and all its subsidiaries, after the elimination of intercompany transactions and balances.

Investments in companies over which the Bank exercises significant influence are accounted for using the equity method and are included in "Other assets" in the Consolidated Balance Sheet. The Bank's share of income (losses) from these companies is included in "Interest income and dividends" in the Consolidated Statement of Income.

Translation of foreign currencies
Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at month-end exchange rates at the date of the consolidated financial statements. Operating revenues and expenses are translated using average monthly exchange rates. Realized and unrealized translation gains and losses are recorded in the current year Consolidated Statement of Income.

Assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at month-end exchange rates as at the balance sheet date, while operating revenues and expenses are translated using the average monthly exchange rates. Exchange gains and losses arising from translation of foreign operations with a functional currency other than the Canadian dollar, and the results of hedging these positions, net of income taxes, are recorded in unrealized foreign currency translation adjustments.

Cash resources
Cash resources consist of cash and cash equivalents. Cash comprises cash on hand, bank notes and coin. Cash equivalents consist of deposits with the Bank of Canada, deposits with financial institutions, including net receivables related to cheques and other items in the clearing process, as well as the net amount of cheques and other items in transit.

Securities
Securities are held in the investment or the trading account, depending on Management's intention.

Investment account securities are purchased with the intention of holding them to maturity or until market conditions favour other types of investments. Equity securities are stated at acquisition cost if the Bank does not exercise a significant influence over the investee. Debt securities are stated at unamortized acquisition cost and any premiums and discounts are amortized using the effective yield method over the period to maturity or disposal of the security. Dividend and interest income as well as the amortization of premiums and discounts are recorded in "Interest income and dividends." Gains or losses realized on the disposal of securities, calculated using the average cost method, and any loss in value that is other than a temporary impairment is recorded in "Other income."

Trading account securities purchased for resale in the short term are presented at fair value based on publicly disclosed market prices. In the event market prices are not available, the fair value is estimated on the basis of the market prices of similar securities.

Dividend and interest income is recorded in "Interest income and dividends." Realized and unrealized gains or losses on these securities are recorded in "Other income."

Securities purchased under reverse repurchase agreements and sold under repurchase agreements
The Bank purchases securities under reverse repurchase agreements and sells securities under repurchase agreements. These securities are recorded at cost in the Consolidated Balance Sheet. Interest income from reverse repurchase agreements and interest expense under repurchase agreements are recorded on an accrual basis in the Consolidated Statement of Income.

Year ended October 31
(millions of dollars)



Summary of Significant Accounting Policies (cont.)

Loans
A loan, other than a credit card loan, is considered impaired when, in the opinion of Management, there is reasonable doubt as to the ultimate collectibility of a portion of principal or interest or where payment of interest is contractually 90 days past due, unless there is no doubt as to the collectibility of the principal or interest. A loan may revert to performing status only when principal and interest payments have become fully current. Credit card loans are written off when payments are more than 180 days in arrears.

When a loan is deemed impaired, interest ceases to be recorded and the carrying value of the loan is adjusted to its estimated realizable amount by writing off all or part of the loan or by taking an allowance for credit losses.

Foreclosed assets held for sale in settlement of an impaired loan are presented at fair value less selling costs at the date of foreclosure. Any difference between the carrying value of the loan before foreclosure and the initially estimated realizable amount of the assets is recorded as a charge to "Provision for credit losses." For any subsequent change in their fair value, gains or losses are recognized under "Other income" in the Consolidated Statement of Income. Gains may not exceed losses in value recognized after the date of foreclosure. Revenues generated by foreclosed assets and the related operating expenses are included in the Consolidated Statement of Income.

Foreclosed assets held for use in settlement of an impaired loan are measured at fair value at the date of foreclosure. Any difference in the carrying value of the loan exceeding fair value is recorded under "Provision for credit losses." These assets are subsequently presented at the date of foreclosure as premises and equipment and are subject to the same accounting rules as those applicable to the premises and equipment to which they relate.

Loan origination fees, including loan commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on the loan and are deferred and amortized to interest income over the term of the loan. Commitment fees are treated on the same basis if there is reasonable expectation that the commitment will result in a loan; the fees are then amortized to interest income over the term of the loan. Otherwise, the fees are included in other income over the term of the commitment. Loan syndication fees are recognized as other income, unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing. In such cases, an appropriate portion of the fees is deferred and amortized to interest income over the term of the loan.

Allowance for credit losses
The allowance for credit losses reflects Management's best estimate of losses in its loan portfolio as at the balance sheet date. The allowance relates primarily to loans, but may also cover the credit risk associated with deposits with other banks, derivative products, loan substitute securities and other credit instruments such as acceptances, letters of guarantee and letters of credit. The allowance for credit losses, which consists of specific allowances for impaired loans, the country risk allowance and the general allowance for credit risk, is increased by the provision for credit losses, which is charged to income, and decreased by the amount of write-offs, net of recoveries.

The specific allowances for impaired loans are established for all such loans for which impairment could be estimated individually, reducing them to their estimated realizable amounts. The estimated realizable amounts are measured by discounting expected future cash flows. For groups of impaired loans consisting of large numbers of homogeneous balances of relatively small amounts, the realizable amounts are determined by discounting expected future cash flows for each group of loans using formulas that take into account past loss experience, economic conditions and other relevant circumstances. No specific allowance is established for credit card loans, as balances are written off if payment has not been received within 180 days.

The allowance for credit losses in relation to loans to countries designated by the Superintendent is revalued on an ongoing basis according to risk exposure in the various countries and their related economic conditions.

The allocated general allowance for credit risk represents Management's best estimate of probable losses within the portion of the portfolio that has not yet been specifically identified as impaired. This amount is determined by applying expected loss factors to outstanding and undrawn facilities. The allocated general allowance for corporate and government loans is based on the application of expected default and loss factors, determined by statistical loss migration analysis, according to loan type. For more homogeneous portfolios, such as residential mortgage loans, small and medium-sized enterprise loans, personal loans and credit card loans, the allocated general allowance is determined on a product portfolio basis. Losses are determined by the application of loss ratios determined through statistical analysis of loss migration over an economic cycle. The unallocated general allowance for credit risk is based on Management's assessment of probable losses in the portfolio that have not been captured in the determination of the specific allowances for impaired loans, the country risk allowance and the allocated general allowance. This assessment takes into account general economic and business conditions, recent loan loss experience, and trends in credit quality and concentrations. This allowance also reflects model and estimation risks. The unallocated general allowance does not represent future losses or serve as a substitute for the allocated general allowance.

Year ended October 31
(millions of dollars)

1 Summary of Significant Accounting Policies (cont.)

Asset securitization

The Bank enters into securitization transactions involving residential and commercial mortgage loans, consumer loans, personal loans and credit card receivables by selling them to special purpose entities or trusts that issue securities to investors. These transactions are recorded as sales when the Bank is deemed to have surrendered control over the assets sold and to have received consideration other than beneficial interests in these assets. Gains and losses on securitization transactions are recognized in income on the transaction date.

As part of securitization transactions, the Bank may retain certain interests in the securitized receivables in the form of one or more subordinated tranches, rights to future excess interest and, in some cases, a cash reserve account. Gains and losses on securitizations, net of transaction fees, are carried in the Consolidated Statement of Income under "Securitization revenues." Gains and losses on the sale of receivables depend in part on the allocation of the previous carrying amount of the receivables between the assets sold and the retained interests. This allocation is based on their relative fair value at the date of transfer. Fair value is based on market prices, when available. However, as quotes are usually not available for retained interests, fair value is determined using the present value of future expected cash flows estimated in relation to assumptions on credit losses, prepayment rates, forward yield curves, and discount rates commensurate with the risks involved.

Retained interests are recorded at cost and included in investment account securities. Any impairment in the value of retained interests that is other than temporary is recorded in the Consolidated Statement of Income under "Securitization revenues."

The Bank generally transfers receivables on a fully serviced basis. At the time of transfer, a servicing liability is recognized and amortized to income over the term of the transferred assets. This servicing liability is presented in the Consolidated Balance Sheet under "Other liabilities."

Prior to July 1, 2001, securitization transactions were accounted for in accordance with Emerging Issues Committee Abstract No. 9 "Transfers of Receivables" (EIC-9) of the CICA Handbook. Gains on securitization transactions were amortized to income over time, while losses were recognized as incurred. For securitization transactions that provide for the payment of the proceeds of sale when the sum of interest and fees collected from borrowers exceeded the yield paid to investors, these proceeds were considered income when the amount could legally be paid by the trust. Since July 1, 2001, gains and losses have been recognized in income on the date of the transaction. Transactions entered into prior to July 1, 2001 (or completed after that date pursuant to commitments to sell prior to July 1, 2001) have not been restated, and deferred gains and other income will continue to be recorded under the original terms of the agreements.

Guaranteed mortgage loans

The Bank finances a portion of its residential mortgage loan portfolio through the mortgage-backed securities program provided for in the *National Housing Act*. Under this program, the Bank pools eligible mortgage loans and sells ownership rights in these pools to investors. Investors are paid a pre-set coupon rate and the principal from the underlying mortgages. The Canada Mortgage and Housing Corporation ("CMHC") unconditionally guarantees the payments to the investors. The Bank continues to service the securitized mortgage loans.

The Bank is committed to the CMHC to make sufficient funds regularly available to the paying agent and the transfer agent to pay the amounts due to investors, whether or not the mortgagors have made their payments. Moreover, the Bank must place all funds due to investors at maturity of the securities at the disposal of the paying agent and the transfer agent. Should the Bank default, the CMHC can assign the servicing of the securitized loans to another servicer.

Acceptances and customers' liability under acceptances

The potential liability of the Bank under acceptances is recorded as a liability in the Consolidated Balance Sheet. The Bank's potential recourse to customers is recorded as an equivalent offsetting asset. Fees are recorded in "Other income" in the Consolidated Statement of Income.

Year ended October 31
(millions of dollars)



Summary of Significant Accounting Policies (cont.)

Premises and equipment
Premises, equipment, furniture and leasehold improvements are recognized at cost less accumulated amortization and are amortized over their estimated useful lives according to the following methods and rates. Land is recorded at cost.

	Methods	Rates
Buildings	(a) or (b)	2% to 14%
Equipment and furniture	(a) or (b)	20% to 50%
Leasehold improvements	(a)	(c)

(a) straight-line
(b) diminishing balance
(c) over the lease term plus the first renewal option

Goodwill
The purchase method is used to account for the acquisition of subsidiaries. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Goodwill is tested for impairment annually (or more frequently if changes in circumstances indicate that the asset might be impaired) to ensure that the fair value remains greater than or equal to the carrying value. Any excess of the carrying value over the fair value is charged to income for the period during which the impairment has been determined.

Intangible assets
The intangible assets of the Bank result from the acquisition of subsidiaries or groups of assets and are mainly composed of management contracts recorded at their fair value at the time of acquisition. Since these assets have indefinite lives, they are not amortized, but are tested for impairment annually, or more frequently if changes in circumstances indicate that they might be impaired. The impairment test consists of comparing the fair value of the asset with its carrying value. The excess of the carrying value over the fair value is charged to income for the period during which the impairment is determined. Intangible assets with finite useful lives are amortized over their useful lives. These assets are written down when the long-term expectation is that their carrying values will not be recovered. Any excess of the carrying value over the net recoverable value is charged to income.

Obligations related to securities sold short
These liabilities represent the Bank's obligation to deliver securities it sold but did not own at the time of sale. Obligations related to securities sold short are recorded as liabilities at fair value; obligations related to securities that are used as hedges are accounted for at unamortized cost. Realized and unrealized gains and losses on trading activities are recorded in "Trading revenues" in the Consolidated Statement of Income.

Gains and losses on securities sold short used for hedging purposes are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

Income taxes
The Bank provides for income taxes under the asset and liability method. The Bank determines future income tax assets and liabilities based on the differences between the carrying values and the tax bases of assets and liabilities, according to income tax laws and income tax rates enacted or substantively enacted on the date the differences are reversed. Future income tax assets represent tax benefits related to deductions the Bank may claim to reduce its taxable income in future years. No future income tax expense is recorded for the portion of retained earnings of foreign subsidiaries that is permanently reinvested.

Derivative financial instruments
The Bank offers various types of derivatives to accommodate the needs of its clients in managing their risk exposure and investment and trading activities. It also uses derivatives in its own risk management and trading activities.

The main derivative instruments used by the Bank are exchange-traded contracts such as futures and options as well as over-the-counter products such as forward rate agreements, credit derivatives, swaps and options.

<u>Derivatives held for trading purposes</u>
Derivatives used to accommodate the needs of clients and to enable the Bank to generate income from its trading activities are recognized on the fair value basis. Unrealized gains are presented as assets and unrealized losses as liabilities in the Consolidated Balance Sheet. Realized and unrealized gains and losses on trading activities are recorded in "Other income" in the Consolidated Statement of Income.

Year ended October 31
(millions of dollars)

1 Summary of Significant Accounting Policies (cont.)

Derivatives held for asset/liability management
Derivative instruments used to manage the Bank's own risks, in particular interest and exchange rate risks, are recorded using hedge accounting, when appropriate.

Documentation
The Bank prepares formal documentation for all hedging relationships which identifies the hedging derivative and the specific asset or liability or cash flow being hedged. It also documents the risk management objective and strategy used for all hedging activities. The Bank also systematically determines, at inception of the hedge and over the term of the hedging relationship, whether changes in the fair value or cash flows of the hedged item can be effectively offset by changes in the fair value or cash flows of the hedging derivative.

Types of derivatives
The Bank uses mainly interest rate swaps to hedge against changes in the fair values of assets and liabilities and changes in the cash flows related to a variable rate asset or liability.

Recognition
When the derivative is designated and deemed effective as a fair value or cash flow hedge, the related gains and losses are recorded in "Other income" in the Consolidated Statement of Income at the same time as the gains or losses on the assets and liabilities hedged.

Discontinuance of hedge accounting
Realized and unrealized gains and losses on terminated financial instruments or financial instruments that have ceased to be effective before they expire are presented with assets or liabilities in the Consolidated Balance Sheet and recognized in "Other income" in the period during which the underlying hedge activity is recognized. Should the financial instrument once again qualify as a hedging relationship, any fair value already presented in the Consolidated Balance Sheet will be amortized to "Other income." If a designated hedged item is sold, terminated or expires before the related instrument is terminated, any realized or unrealized gain or loss on the instrument is recognized in "Other income" in the Consolidated Statement of Income.

Financial instruments held for non-trading purposes and ineligible for hedge accounting
Financial instruments held for non-trading purposes and which do not qualify for hedge accounting are carried at fair value as an asset or liability. Any change in the fair value of these instruments is recorded in "Other income" in the Consolidated Statement of Income.

Insurance revenues and expenses
Premiums less claims and changes in actuarial liabilities are reflected in "Other income." Income from securities held by the insurance subsidiaries is included in "Interest income and dividends" in the Consolidated Statement of Income and under "Securities" in the Consolidated Balance Sheet. Amortization of deferred gains and losses on the disposal of securities is included in "Other income." Administrative costs are recorded in "Operating expenses" in the Consolidated Statement of Income.

Assets under administration and assets under management
The Bank administers and manages assets that are owned by clients but which are not reflected on the Consolidated Balance Sheet. Asset management fees are earned for providing investment and mutual fund management services. Asset administration fees are earned for providing trust, estate administration and custodial services. Fees are recognized in "Other income" as the services are provided.

Employee future benefits
The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans. The Bank also offers its employees certain post-retirement and post-employment benefits, compensated leave and termination benefits (non-pension employee benefits), which are generally not funded. These benefits include health care, life insurance and dental benefits. Employees eligible for the post-retirement benefits are those who retire at certain retirement ages. Employees eligible for post-employment benefits are those on long-term disability or maternity leave.

The Bank records its benefit obligation under employee pension plans and the related costs net of plan assets.

Actuarial valuations are made periodically to determine the present value of plan obligations. The actuarial valuation of accrued pension and post-retirement benefit obligations is based on the projected benefit method prorated on services using the most likely assumptions according to Management as regards future salary levels, cost escalation, retirement age and other actuarial factors. The accrued benefit obligation is valued using market rates as at the measurement date. With regard to the expected long-term returns of plan assets used to calculate pension expense, most of the fixed-income securities in the plans are measured using fair value while equity securities and other assets are measured using a market-related value. This value takes into account the changes in the fair value of assets over a three-year period. Prior to November 1, 2003, all portfolio securities were valued at market-related values. The impact of this change for the year ended October 31, 2004 is negligible.

Year ended October 31
(millions of dollars)



1 Summary of Significant Accounting Policies (cont.)

The cost of pension and other post-retirement benefits earned by employees is established by calculating the sum of the following: the current period accrued benefit cost; the notional interest on the actuarial liability of the plans and the expected long-term return on plan assets; the amortization, over the estimated average remaining service lives of employees, of actuarial gains and losses; and the amounts resulting from the changes made to the assumptions and the plans. The cumulative excess of pension plan contributions over the amounts recorded as expenses is recognized in "Other assets" in the Consolidated Balance Sheet while the cumulative cost of other post-retirement benefits, net of disbursements, is recognized in "Other liabilities."

Past service costs arising from amendments to the plans are amortized on a straight-line basis over the average remaining service period of active employees on the date of the amendments. The portion of the actuarial net gain or loss which exceeds 10% of either the accrued benefit obligation or the fair value of the plan assets, whichever is higher, is amortized over the average remaining service period of active employees. This average remaining service period varies from 9 to 12 years depending on the plan. When the restructuring of an employee benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Stock-based compensation plans
On November 1, 2002, the Bank adopted the requirements of CICA standard "Stock-Based Compensation and Other Stock-Based Payments," which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

In accordance with this standard, rights awarded under the Stock Appreciation Rights (SARs) Plan are recorded at fair value by measuring, on an ongoing basis, the excess of the stock price over the exercise price of the option. The standard applies to SARs outstanding as at the date of the adoption of the recommendations and to subsequent awards. The Bank's obligation, which results from the variation in the stock's market price, is recognized in income on a straight-line basis over the vesting period, i.e., four years, and a corresponding amount is included in "Other liabilities." When the vesting period expires and until the SARs are exercised, the change in the obligation attributable to variations in the stock price is recognized by increasing or decreasing the compensation expense for the period in which the variations occur. With regard to SARs outstanding as at the date of the adoption of the recommendations, the application of the new transitional provisions of the standard, taking into account the liability previously recognized by the Bank, did not require any cumulative adjustment to the balance of retained earnings as at November 1, 2002.

The Bank uses the fair value based method to account for stock options awarded under its Stock Option Plan subsequent to November 1, 2002. The fair value of the stock options is estimated on the grant date using the Black-Scholes model.

This cost is recognized on a straight-line basis over the vesting period, i.e., four years, as an increase in compensation expense and contributed surplus. When the options are exercised, the proceeds and the contributed surplus are credited to common share paid-up capital. For options awarded before November 1, 2002, no compensation expense is recognized. Any consideration paid by employees upon exercise of stock options is also credited to common share paid-up capital. The exercise price of each option awarded is equal to the closing price of the common shares of the Bank on The Toronto Stock Exchange on the business day preceding the date of the award.

The Bank also offers a Deferred Stock Unit ("DSU") Plan for Officers intended for certain members of senior management and other key employees of the Bank and its subsidiaries. Under the Plan, a portion of the value of the officer's compensation is tied to the future value of the Bank's common shares as an incentive award. A DSU is a right whose value corresponds to the market value of a common share of the Bank at the time the DSU is awarded. DSUs vest according to specific criteria and on the dates established in the officer's grant letter. Additional DSUs are allocated to the officer's account in proportion to the dividends paid on common shares of the Bank. DSUs can only be exercised when the officer retires or ceases to be a Bank employee. The compensation expense for this plan is recorded under "Operating expenses" in the year the incentive award vests to the officer. Any change in the value of DSUs is recorded to "Operating expenses" in the Consolidated Statement of Income.

Comparative figures
Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Year ended October 31
(millions of dollars)



Changes in Accounting Policies

2a. Recent Accounting Standards Adopted

Generally accepted accounting principles
On November 1, 2003, the Bank adopted the requirements of Section 1100 of the CICA Handbook, "Generally Accepted Accounting Principles." This Section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP") and identifies other sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that may have been used within a particular industry. The only material impact on the results of the Bank is that mortgage loan prepayment fees are no longer amortized. Since November 1, 2003, certain prepayment fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, these fees were deferred and amortized to interest income over the term of the loan. Following the adoption of Section 1100, an unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded during the year in the Consolidated Statement of Income under "Lending fees." In addition, the net amounts receivable from financial institutions related to cheques and other items in the clearing process are now presented as assets in the Consolidated Balance Sheet, while net amounts payable to individual financial institutions are presented as liabilities. As at October 31, 2003, the net balance for all financial institutions was presented as an asset in the Consolidated Balance Sheet.

Hedging relationships
On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 13 "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management that satisfy the conditions for hedge accounting are recorded using the hedge accounting methodology described in Note 1.

Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million net transitional gain is deferred and recognized in income over the remaining life of the hedged item.

Impairment of long-lived assets
Effective November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets," which establishes the standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the fiscal year ended October 31, 2004.

Equity-linked deposit contracts
On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17 "Equity-Linked Deposit Contracts." Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return of equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise.

The adoption of this Guideline did not have a material impact on the consolidated financial statements for the year ended October 31, 2004.

Year ended October 31
(millions of dollars)



Changes in Accounting Policies (cont.)

2b. Recent Accounting Standards Pending Adoption

Variable interest entities

On November 1, 2004, the Bank will adopt Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15). This Guideline is harmonized with new FASB Interpretation No. 46 (FIN 46R) "Consolidation of Variable Interest Entities" and provides guidance on the application of the standards set out in CICA Handbook Section 1590 "Subsidiaries" for certain entities defined as variable interest entities ("VIEs"). VIEs are entities in which equity investors do not have controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. AcG-15 requires the consolidation of a VIE by its primary beneficiary, i.e., the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. Based on information currently available, the application of the provisions of AcG-15 on November 1, 2004 will result in the consolidation of certain mutual funds in which the Bank has a significant investment and the consolidation of the VIE that leases the Bank's head office building under a capital lease. The estimated impact of this standard will be an increase in "Premises and equipment" of $84 million, "Securities" of $54 million, "Other assets" of $3 million, "Other liabilities" of $93 million, "Non-controlling interest" of $45 million, and "Retained earnings" of $3 million. The Bank continues to evaluate the impact of this new Guideline on its consolidated financial statements.

Investment companies

In January 2004, the CICA issued Accounting Guideline No. 18 "Investment Companies." Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value.

The provisions of the Guideline will apply to the Bank as of November 1, 2004. They will be applied prospectively. The Bank is currently evaluating the impact of this new Guideline.

Year ended October 31
(millions of dollars)



Securitization Transactions

Mortgage loans

During 2004, the Bank securitized $1,527 million of guaranteed residential mortgage loans (2003: $1,529 million) through the creation of mortgage-backed securities. The Bank received net cash proceeds of $1,520 million (2003: $1,522 million) and retained the rights to the excess spread of $47 million (2003: $66 million) earned on the mortgage loans. The Bank also recorded a servicing liability of $9 million (2003: $10 million). A pre-tax gain of $31 million (2003: $50 million, $1 million of which was from mortgage-backed securities created and unsold before November 1, 2002), net of transaction fees, was recognized in the Consolidated Statement of Income under "Securitization revenues."

During 2003, the Bank made an upward revision to one of its assumptions, the prepayment rate, which is used to evaluate the fair value of retained rights to the excess spread on all securitized mortgage loans. As a result of this change in assumption, the Bank recorded a permanent impairment charge for retained rights of approximately $3 million in the Consolidated Statement of Income under "Securitization revenues."

Credit card receivables

Under a 1998 agreement, the Bank sells credit card receivables on a revolving basis to a trust. During 2003, the Bank sold an additional $200 million of its credit card receivables. The Bank received cash proceeds of $199 million, net of an initial reserve of $1 million, and transaction fees, and retained the rights to the excess spread of $6 million generated on the receivables, net of any credit losses. The Bank also recorded a servicing liability of approximately $1 million and recognized a pre-tax gain of approximately $5 million, net of transaction fees. Following the maturity of a $200 million bond during fiscal 2004 (net repayment of $300 million in 2003), gross securitized credit card receivables outstanding declined from $1.1 billion as at October 31, 2003 to $900 million as at October 31, 2004.

Key assumptions

The key assumptions used to measure the fair value of retained interests as at the securitization date for transactions carried out during 2004 and 2003 were as follows:

	Guaranteed mortgage loans		Credit card receivables		Personal loans	
	2004	2003	2004	2003	2004	2003
Weighted average term *(months)*	**27.1**	29.7	**-**	-	**13.3**	13.4
Payment rate	**-**	-	**31.2 %**	30.8 %	**-**	-
Prepayment rate	**20.0 %**	20.0 %	**-**	-	**30.0 %**	30.0 %
Excess spread, net of credit losses	**1.3 %**	1.7 %	**10.3 %**	11.3 %	**1.8 %**	3.8 %
Expected credit losses	**-**	-	**3.4 %**	3.3 %	**1.2 %**	1.2 %
Discount rate	**3.9 %**	4.1 %	**21.0 %**	21.0 %	**21.0 %**	21.0 %

Year ended October 31
(millions of dollars)

3 Securitization Transactions (cont.)

The table below presents certain amounts recorded in the consolidated financial statements with respect to securitization operations:

	Securitization revenues				Investment account securities		Other liabilities	
	Gains (losses) on sale of assets		Retained interests		Cash deposits at a trust		Servicing liability	
	2004	2003	2004	2003	2004	2003	2004	2003
Mortgage loans								
- Guaranteed	31	50	99	97	-	-	16	15
- Other[1]	-	-	-	-	20	23	-	-
Credit card receivables	38	33	13	17	5	6	3	3
Consumer loans[2]	-	-	-	1	-	19	-	-
Personal loans[3]	(2)	4	7	17	26	25	4	4
Total	67	87	119	132	51	73	23	22

(1) During 2000, the Bank sold uninsured mortgage loans on properties with five or more units to a trust.
(2) During 2001, the Bank sold consumer loans to a trust. The Bank terminated this program in March 2004. At that time, outstanding loans represented less than 10% of the portfolio originally sold.
(3) During 2002, the Bank sold a $515 million portfolio of fixed-rate personal loans to a trust, and the trust issued $515 million of bonds. On a revolving basis, the Bank sells most of its new fixed-rate loans to this trust each month.

The table below presents total securitized assets and certain credit data on securitized assets:

	2004			2003		
	Securitized assets	Impaired loans	Net credit losses	Securitized assets	Impaired loans	Net credit losses
Mortgage loans						
- Guaranteed	3,520[1]	-	-	3,643[1]	-	-
- Other	293	-	-	443	-	-
Credit card receivables	900	4	40	1,100	8	31
Consumer loans	-	-	1	145	3	2
Personal loans	515	3	8	515	2	7
Total	5,228[2]	7	49	5,846	13	40

(1) Includes $243 million of mortgage-backed securities created and unsold in 2004 (2003: $720 million). These securities are presented in the Consolidated Balance Sheet under "Securities - Investment account."
(2) Commitments under securitization programs, maturing or renewable in 2005, amount to $706 million, or $500 million for the credit card program and $206 million for the personal loans program.

The table below summarizes certain cash flows received from securitization vehicles:

	Guaranteed mortgage loans		Credit card receivables		Consumer loans		Personal loans	
	2004	2003	2004	2003	2004	2003	2004	2003
Proceeds from new securitizations	1,527	1,529	-	200	-	-	-	-
Proceeds collected and reinvested in revolving securitizations	-	-	3,273	3,085	-	-	377	345
Cash flows from retained interests in securitizations	55	61	64	48	-	6	27	25

Year ended October 31
(millions of dollars)

3 Securitization Transactions (cont.)

As at October 31, the sensitivity of the current fair value of these retained interests to immediate 10% and 20% adverse changes in key assumptions was as follows:

Sensitivity of key assumptions to adverse changes

Assumptions	Guaranteed mortgage loans		Credit card receivables		Personal loans	
	2004	2003	**2004**	2003	**2004**	2003
Prepayment rate	**20.0 %**	20.0 %	**31.2 %**	30.8 %	**30.0 %**	30.0 %
Impact on fair value of 10% adverse change	**$ (2.6)**	$ (3.0)	**$ (0.9)**	$ (1.2)	**$ (0.2)**	$ (0.3)
Impact on fair value of 20% adverse change	**$ (5.2)**	$ (5.8)	**$ (1.7)**	$ (2.3)	**$ (0.4)**	$ (0.6)
Excess spread, net of credit losses	**1.5 %**	1.6 %	**10.3 %**	11.3 %	**1.8 %**	3.8 %
Impact on fair value of 10% adverse change	**$ (9.9)**	$ (9.8)	**$ (1.3)**	$ (1.7)	**$ (1.3)**	$ (1.7)
Impact on fair value of 20% adverse change	**$ (19.7)**	$ (19.5)	**$ (2.7)**	$ (3.5)	**$ (2.6)**	$ (3.4)
Discount rate	**4.2 %**	4.7 %	**21.0 %**	21.0 %	**21.0 %**	21.0 %
Impact on fair value of 10% adverse change	**$ (0.4)**	$ (0.5)	**$ (0.1)**	$ (0.1)	**$ (0.6)**	$ (0.7)
Impact on fair value of 20% adverse change	**$ (0.8)**	$ (1.0)	**$ (0.1)**	$ (0.2)	**$ (1.1)**	$ (1.4)
Servicing	**0.3 %**	0.3 %	**2.0 %**	2.0 %	**1.0 %**	1.0 %
Impact on fair value of 10% adverse change	**$ (1.6)**	$ (1.5)	**$ (0.3)**	$ (0.3)	**$ (0.4)**	$ (0.4)
Impact on fair value of 20% adverse change	**$ (3.3)**	$ (3.0)	**$ (0.5)**	$ (0.6)	**$ (0.8)**	$ (0.9)

These sensitivities are hypothetical and should be used with caution. Changes in fair value attributable to changes in assumptions generally cannot be extrapolated because the relationship between the change in the assumption and the change in fair value may not be linear. Changes affecting one factor may result in changes to another, which might magnify or counteract the sensitivities attributable to changes in assumptions.

Year ended October 31
(millions of dollars)

4 Securities

Securities held are as follows:

	Under 1 year	1 to 5 years	5 to 10 years	Over 10 years	No maturity	2004 Total	2003 Total
Investment account							
Securities issued or guaranteed by							
Canada							
Unamortized cost	316	1,980	77	20	–	**2 393**	2 564
Fair value	319	2,015	80	21	–	**2 435**	2 615
Provinces							
Unamortized cost	1	44	80	25	–	**150**	617
Fair value	1	44	84	27	–	**156**	646
Municipalities or school boards							
Unamortized cost	–	–	2	–	–	**2**	9
Fair value	–	–	2	–	–	**2**	10
U.S. Treasury and other U.S. agencies							
Unamortized cost	25	126	112	–	–	**263**	604
Fair value	25	127	113	–	–	**265**	601
Other debt securities							
Unamortized cost	1,309	1,416	449	127	172	**3,473**	1,692
Fair value	1,315	1,415	461	128	172	**3,491**	1,687
Equity securities							
Cost	74	180	24	19	850	**1,147**	1,512
Fair value	77	190	26	17	893	**1,203**	1,567
Total carrying value	1,725	3,746	744	191	1,022	**7,428**	6,998
Total fair value	1,737	3,791	766	193	1,065	**7,552**	7,126
Trading account							
Securities issued or guaranteed by							
Canada	5,180	1,536	1 261	254	–	**8,231**	9,610
Provinces	596	1,258	939	781	–	**3,574**	3,616
Municipalities or school boards	119	224	83	8	–	**434**	393
U.S. Treasury and other U.S. agencies	448	1,037	304	215	–	**2,004**	34
Other debt securities	1,280	677	684	135	–	**2,776**	2,127
Equity securities	10	5	1	8	3,518	**3,542**	3,371
	7,633	4,737	3,272	1,401	3,518	**20,561**	19,151
Total carrying value of securities	9,358	8,483	4,016	1,592	4,540	**27,989**	26,149
Total fair value of securities	9,370	8,528	4,038	1,594	4,583	**28,113**	26,277

Where no organized market exists for which prices are available, the fair value is estimated using the market prices of similar securities.

Year ended October 31
(millions of dollars)

4 Securities (cont.)

Unrealized gains (losses) are as follows:

	2004				2003			
	Carrying value	Gross unrealized gains	Gross unrealized losses	Fair value	Carrying value	Gross unrealized gains	Gross unrealized losses	Fair value
Investment account								
Securities issued or guaranteed by								
Canada	2,393	42	-	2,435	2,564	51	-	2,615
Provinces	150	6	-	156	617	29	-	646
Municipalities or school boards	2	-	-	2	9	1	-	10
U.S. Treasury and other U.S. agencies	263	2	-	265	604	-	(3)	601
Other debt securities	3,473	24	(6)	3,491	1,692	16	(21)	1,687
Equity securities	1,147	83	(27)	1,203	1,512	90	(35)	1,567
Total investment account	7,428	157	(33)	7,552	6,998	187	(59)	7,126

5 Loans and Impaired Loans

		Impaired loans			
	Gross amount	Gross allowance	Specific allowances	Country risk allowance	Net balance
October 31, 2004					
Residential mortgage	15,500	4	2	-	2
Personal and credit card	7,825	32	17	-	15
Business and government	18,751	352	209	-	143
	42,076	388	228	-	160
General allowance[1]					(350)
Impaired loans, net of specific and general allowances					(190)
October 31, 2003					
Residential mortgage	13,976	7	3	-	4
Personal and credit card	6,101	33	17	-	16
Business and government	18,934	436	186	19	231
	39,011	476	206	19	251
General allowance[1]					(405)
Impaired loans, net of specific and general allowances					(154)

As at October 31, 2004, net foreclosed assets held for sale represented a negligible net amount (2003: $6 million) and foreclosed assets held for use, $1 million (2003: $4 million).

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

Year ended October 31
(millions of dollars)

6 Allowance for Credit Losses

The changes made to allowances during the year are as follows:

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	2004 Total	2003 Total
Allowances at beginning	206	300	105	19	**630**	662
Provision for credit losses	141	(28)	(27)	–	**86**	177
Write-offs	(178)	–	–	(19)	**(197)**	(259)
Recoveries	59	–	–	–	**59**	50
Allowances at end	228	272	78	–	**578**	630

7 Premises and Equipment

	Cost	Accumulated amortization	2004 Net carrying value	2003 Net carrying value
Land	8	–	**8**	10
Buildings	73	38	**35**	53
Equipment and furniture	516	393	**123**	102
	597	431	**166**	165
Leasehold improvements	101	–	**101**	98
	698	431	**267**	263
Amortization for the year recorded in the Consolidated Statement of Income			**52**	49

8 Goodwill and Intangible Assets

The Bank performs an annual impairment test of goodwill and intangible assets with indefinite lives. No impairment loss was recorded in 2004 or 2003.

The change in the carrying value of goodwill is as follows:

	Personal and Commercial	Wealth Management	Financial Markets	Total
Balance as at October 31, 2002	61	408	192	661
Other	–	(1)	–	(1)
Balance as at October 31, 2003	61	407	192	660
Acquisitions	–	1	–	1
Other	(12)	13	–	1
Balance as at October 31, 2004	49	421	192	662

Year ended October 31
(millions of dollars)

8 Goodwill and Intangible Assets (cont.)

Intangible assets are:

	Cost	Accumulated amortization	2004 Net carrying value	2003 Net carrying value
Trademarks[1]	11	-	11	11
Management contracts[1]	160	-	160	160
Other	16	7	9	12
Total	187	7	180	183

(1) Not subject to amortization.

9 Other Assets

	2004	2003
Fair value of trading derivatives *(Note 19)*	2,735	2,560
Interest and dividends receivable	333	601
Prepaid expenses and other receivables	378	353
Future income tax assets *(Note 16)*	324	334
Brokers' client accounts	73	135
Investments in companies subject to significant influence	119	124
Accrued benefit asset *(Note 13)*	358	347
Other	524	475
	4,844	4,929

10 Deposits

	Payable on demand	Payable after notice	Payable on a fixed date	2004 Total	2003 Total
Personal	2,143	6,905	14,627	23,675	23,512
Business and government	7,542	5,327	11,430	24,299	22,700
Deposit-taking institutions	442	41	4,975	5,458	5,251
	10,127	12,273	31,032	53,432	51,463

Year ended October 31
(millions of dollars)

11 Other Liabilities

	2004	2003
Fair value of trading derivatives *(Note 19)*	**2,386**	2,327
Interest and dividends payable	**692**	570
Income taxes payable	**129**	289
Future income tax liabilities *(Note 16)*	**255**	215
Accrued benefit liability *(Note 13)*	**98**	91
Trade and other payables	**2,054**	1,839
Brokers' client accounts	**263**	132
Commitments related to insurance operations	**92**	99
Subsidiaries' debts to third parties	**745**	511
Accounts payable and deferred income	**324**	342
Other	**893**	577
	7,931	6,992

12 Subordinated Debentures

Debentures are subordinated in right of payment to the claims of depositors and certain other creditors.

Maturity date		Interest rate	Characteristics	Denominated in foreign currency	2004	2003
December	2003	7.50%	Not redeemable by the Bank prior to maturity		**-**	45
August	2004	8.13%	Not redeemable by the Bank prior to maturity unless the debentures become subject to foreign taxes	(2003: US 26)	**-**	34
November	2009	7.75%	Not redeemable by the Bank prior to maturity unless the debentures become subject to foreign taxes	US 250	**305**	330
June	2010	6.90%[1]	Not redeemable prior to June 7, 2005		**350**	350
October	2011	7.50%[2]	Redeemable since October 17, 2001		**150**	150
October	2012	6.25%[3]	Not redeemable prior to October 31, 2007		**300**	300
April	2014	5.70%[4]	Redeemable since April 16, 2004		**250**	250
February	2087	Floating[5]	Redeemable at the Bank's option since February 28, 1993	US 44	**53**	57
Total					**1,408**	1,516

(1) Bearing interest at a rate of 6.90% until June 7, 2005, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(2) Bearing interest at a rate of 7.50% until October 17, 2006, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(3) Bearing interest at a rate of 6.25% until October 31, 2007, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(4) Bearing interest at a rate of 5.70% until April 16, 2009, and thereafter at an annual rate equal to the 90-day acceptance rate plus 1%.
(5) Bearing interest at an annual rate of 1/8% above LIBOR.

The subordinated debenture maturities are as follows:

2005	-
2006	-
2007	-
2008	-
2009	305
2010 to 2014	1,050
2015 and thereafter	53

Year ended October 31
(millions of dollars)

13 Employee Future Benefits

The Bank offers defined benefit pension plans that cover substantially all salaried employees. These defined benefit plans are funded pension plans.

The effective dates of the most recent actuarial valuations and those of compulsory future valuations to ensure the funded status of these plans are:

	Date of most recent actuarial valuation	Date of compulsory actuarial valuation
Employee pension plan	December 31, 2002	December 31, 2005
Pension plan for designated employees	December 31, 2003	December 31, 2006
Post-Retirement Allowance Program	January 1, 2003	December 31, 2004

The Bank's employee pension plans provide for the payment of benefits based on length of service and final average earnings of the employees covered by the plans. The Bank also offers a variety of complementary, contributory insurance plans to eligible current and retired employees, their spouses and their dependants. However, these benefit plans are not funded.

The following tables describe the Bank's commitments and costs for these employee future benefits, presented in accordance with the standards defined in Section 3461 of the CICA Handbook, "Employee Future Benefits." The measurement date used is October 31 of each year.

Accrued benefit asset (liability)

	Pension benefit plans		Other benefit plans	
	2004	2003	2004	2003
Accrued benefit obligation				
Balance at beginning	**1,305**	1,172	**104**	109
Current service cost	**31**	28	**4**	11
Interest cost	**89**	84	**7**	8
Employee contributions	**15**	14	**-**	-
Benefits paid	**(56)**	(54)	**(5)**	(11)
Plan amendments	**-**	9	**-**	-
Settlement of long-term disability obligations	**-**	-	**-**	(27)
Actuarial losses	**96**	52	**6**	14
Balance at end	**1,480**	1,305	**116**	104
Plan assets				
Fair value at beginning	**1,365**	965	**-**	-
Actual return on plan assets	**104**	156	**-**	-
Bank contributions	**49**	284	**-**	-
Employee contributions	**15**	14	**-**	-
Benefits paid	**(56)**	(54)	**-**	-
Fair value at end	**1,477**	1,365	**-**	-
Funded status – plan surplus (deficit)	**(3)**	60	**(116)**	(104)
Unamortized net actuarial losses	**346**	271	**18**	13
Unamortized past service costs	**15**	16	**-**	-
Accrued benefit asset (liability) at end	**358**	347	**(98)**	(91)

Year ended October 31
(millions of dollars)

13 Employee Future Benefits (cont.)

The accrued benefit asset (liability) is presented as follows in the Consolidated Balance Sheet:

	Pension benefit plans		Other benefit plans	
	2004	2003	**2004**	2003
Accrued benefit asset included in "Other assets"	**358**	347	**-**	-
Accrued benefit liability included in "Other liabilities"	**-**	-	**(98)**	(91)
	358	347	**(98)**	(91)

Included in the above accrued benefit obligation and fair value of plan assets at year-end are the following amounts in respect of benefit plans with accrued benefit obligations in excess of plan assets:

	2004	2003
Fair value of plan assets	**1,390**	35
Accrued benefit obligation	**1,424**	42
Funded status – plan deficit	**(34)**	(7)

As at October 31, plan assets consist of:

	2004	2003
	%	%
Asset category		
Money market	**5**	12
Bonds	**28**	24
Equities	**56**	53
Other	**11**	11
	100	100

Plan assets include securities issued by the Bank. As at October 31, 2004, these investments totalled $128 million (2003: $94 million).

In fiscal 2004, the Bank or its subsidiaries received close to $5 million in management fees for related management, administration and custodial services.

Year ended October 31
(millions of dollars)

13 Employee Future Benefits (cont.)

Elements of defined benefit expense for the years ended October 31:

	Pension benefit plans		Other benefit plans	
	2004	2003	2004	2003
Current service cost	31	28	4	11
Interest cost	89	84	7	8
Actual return on plan assets	(104)	(156)	-	-
Actuarial losses on accrued benefit obligation	96	52	6	14
Plan amendments	-	9	-	-
Additional settlement cost for long-term disability benefits	-	-	-	7
Curtailment and settlement loss	2	-	-	-
Expense before adjustments to recognize the long-term nature of employee future benefits	114	17	17	40
Difference between expected return and actual return on plan assets for year	5	70	-	-
Difference between actuarial losses (gains) recognized for year and actual actuarial losses (gains) on accrued benefit obligation for year	(83)	(48)	(6)	(14)
Difference between amortization of past service costs for year and actual plan amendments for year	2	(7)	-	-
Defined benefit expense	38	32	11	26

The significant assumptions used by the Bank are as follows (weighted average):

	Pension benefit plans		Other benefit plans	
	2004	2003	2004	2003
	%	%	%	%
Accrued benefit obligation as of October 31				
Discount rate	6.25	6.75	6.50	6.75
Rate of compensation increase	4.00	4.00	4.00	4.00
Defined benefit expense determined for years ended as at October 31				
Discount rate	6.75	7.00	6.75	7.00
Expected long-term rate of return on plan assets	7.50	7.75	-	-
Rate of compensation increase	4.00	4.25	4.00	3.25

For measurement purposes, a 7.7% annual rate of increase (2003: 8.3%) in the per capita cost of covered healthcare benefits was assumed for 2004. The rate was assumed to decrease gradually to 5.9% for 2008 and remain at that level thereafter.

A 1% change in the expected healthcare cost trend rate would have the following impact:

	1% increase	1% decrease
Sensitivity analysis of other benefit plans		
Impact on current service and interest cost	1	(1)
Impact on accrued benefit obligation	12	(10)

Year ended October 31
(millions of dollars)

13 Employee Future Benefits (cont.)

The table below shows the possible impact of changes in certain significant weighted average assumptions used to measure the accrued pension benefit obligation and the related expense:

Sensitivity of significant actuarial assumptions in 2004

	Pension plans	
	Obligation	Expense
Impact of a 0.25% change in significant actuarial assumptions:		
Discount rate		
Decrease of 0.25%	51	6
Increase of 0.25%	(51)	(6)
Expected long-term rate of return on plan assets		
Decrease of 0.25%	–	3
Increase of 0.25%	–	(3)
Rate of compensation increase		
Decrease of 0.25%	(13)	(3)
Increase of 0.25%	13	3

The sensivity analysis presented in the above table must be used with caution given that the changes are hypothetical and the changes in each significant assumption may not be linear.

Cash payments for employee future benefits for the years ended October 31 are as follows:

	2004	2003
Bank pension benefit plan contributions	49	284
Benefits paid (other benefit plans), excluding the settlement of long-term disability benefits	5	11

Year ended October 31
(millions of dollars)



Capital Stock

Authorized

First preferred shares
An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $1 billion.

Second preferred shares
15 million shares, without par value, issuable for a maximum aggregate consideration of $300 million.

Common shares
An unlimited number of shares, without par value, issuable for a maximum aggregate consideration of $3 billion.

				2004
Shares outstanding and dividends declared		Shares		Dividends
	Number of shares	$	$	Per share
First preferred shares				
Series 13	7,000,000	175	11	1.6000
Series 15	8,000,000	200	12	1.4625
Preferred shares and dividends	15,000,000	375	23	
Common shares at beginning	174,619,903	1,583		
Issued pursuant to the Dividend Reinvestment and Share Purchase Plan and the Stock Option Plan	1,510,350	42		
Repurchase of common shares	(8,700,000)	(80)		
Common shares at end and dividends	167,430,253	1,545	243	1.4200
Total dividends			266	

				2003
Shares outstanding and dividends declared		Shares		Dividends
	Number of shares	$	$	Per share
First preferred shares				
Series 12	–	–	4	0.8125
Series 13	7,000,000	175	11	1.6000
Series 15	8,000,000	200	10	1.1480
Preferred shares and dividends	15,000,000	375	25	
Common shares at beginning	182,596,351	1,639		
Issued pursuant to the Dividend Reinvestment and Share Purchase Plan and the Stock Option Plan	1,123,552	26		
Repurchase of common shares	(9,100,000)	(82)		
Common shares at end and dividends	174,619,903	1,583	193	1.0800
Total dividends			218	

Year ended October 31
(millions of dollars)



14 Capital Stock (cont.)

Characteristics of first preferred shares *(amounts in dollars)*

Series 13

Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent and upon notice of not more than 60 and not less than 30 days, i) on August 15, 2005 and on the last day of each period of five years plus one day thereafter (conversion date), in whole at any time or in part from time to time, at a price equal to $25 per share plus all declared and unpaid dividends at the date fixed for redemption and, ii) after August 15, 2005, other than on a conversion date, in whole but not in part, at a price equal to $25.50 per share, plus all declared and unpaid dividends at the date fixed for redemption; non-cumulative preferential dividends at a quarterly rate of $0.40 per share for the first five years and at a variable rate thereafter.

Convertible at the holder's option on August 15, 2005 or a subsequent conversion date into fully paid preferred shares, Series 14.

Series 15

Redeemable in cash at the Bank's option, subject to the prior approval of the Superintendent, on or after May 15, 2008, in whole or in part, at a price equal to $26 per share if redeemed before May 15, 2009, at a price equal to $25.75 per share if redeemed during the 12-month period preceding May 15, 2010, at a price equal to $25.50 per share if redeemed during the 12-month period preceding May 15, 2011, at a price equal to $25.25 per share if redeemed during the 12-month period preceding May 15, 2012, and at a price equal to $25 per share if redeemed on or after May 15, 2012, plus, in all cases, all declared and unpaid dividends at the date fixed for redemption.

Issuance and redemption of preferred shares

On January 31, 2003, the Bank issued 8,000,000 first preferred shares with non-cumulative preferential dividends at a quarterly rate of $0.365625 per share, Series 15, for a consideration of $195 million, net of fees of $5 million.

On May 15, 2003, the Bank redeemed for cancellation all 5,000,000 first preferred shares with non-cumulative dividends, Series 12, at a price equal to $25 per share, plus all declared and unpaid dividends until the date of redemption.

Repurchase of common shares

On December 8, 2003, the Bank commenced a normal course issuer bid for the repurchase of up to 8,700,000 common shares over a 12-month period ending no later than December 7, 2004. Purchases were made in the open market at market prices through the facilities of The Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings. As at October 31, 2004, the Bank completed the repurchase of 8,700,000 common shares at a cost of $382 million, which reduced common equity capital by $80 million and retained earnings by $302 million.

On January 20, 2003, the Bank commenced a normal course issuer bid for the repurchase of up to 9,100,000 common shares over a 12-month period ending no later than January 19, 2004. Purchases were made in the open market at market prices through the facilities of The Toronto Stock Exchange. Premiums paid above the average carrying value of the common shares were charged to retained earnings. As at October 31, 2003, the Bank completed the repurchase of 9,100,000 common shares at a cost of $298 million, which reduced common equity capital by $82 million and retained earnings by $216 million.

Reserved common shares

As at October 31, 2004, 3,964,354 common shares (2003: 4,251,099) were reserved under the Dividend Reinvestment and Share Purchase Plan and 16,155,918 common shares (2003: 17,392,723) were reserved under the Stock Option Plan.

In connection with the acquisition of Putnam Lovell Group Inc., 476,119 common shares were reserved, with issuance contingent upon certain profitability targets being met as at December 31, 2004. If applicable, the value of the shares granted will increase goodwill.

Restriction on the payment of dividends

Under the *Bank Act*, the Bank is prohibited from declaring dividends on its common or preferred shares if there are reasonable grounds for believing that the Bank would, by so doing, be in contravention of the regulations of the *Bank Act* or the guidelines of the Superintendent with respect to capital adequacy and liquidity. In addition, the ability to pay common share dividends is restricted by the terms of the outstanding preferred shares pursuant to which the Bank may not pay dividends on its common shares without the approval of the holders of the outstanding preferred shares, unless all preferred share dividends have been declared and paid or set aside for payment.

Year ended October 31
(millions of dollars)

15 Stock-Based Compensation

The Bank has four stock-based compensation plans:

Stock Appreciation Rights (SARs) Plan
The Bank offers a Stock Appreciation Rights Plan to senior management and other key employees of the Bank and its subsidiaries ("designated employees"). Under the SARs Plan, when designated employees exercise their SARs, they receive a cash amount equal to the difference between the market price of a common share of the Bank on the exercise date of the SAR and the exercise price of the SAR. The exercise price of each SAR awarded is equal to the market price of the stock at closing on the day before the date of the award. SARs vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits.

	2004		2003	
	Number of SARs	Weighted average exercise price	Number of SARs	Weighted average exercise price
SARs Plan				
Outstanding at beginning	1,269,640	$ 17.71	1,869,225	$ 17.42
Awarded	16,000	$ 41.00	24,500	$ 30.95
Exercised	(566,310)	$ 17.19	(600,285)	$ 17.31
Cancelled	(3,650)	$ 27.34	(23,800)	$ 19.01
Outstanding at end	715,680	$ 18.59	1,269,640	$ 17.71
Exercisable at end	668,649	$ 17.58	956,293	$ 17.20

Exercise price	SARs outstanding	SARs exercisable	Expiry date
$13.50	66,100	66,100	December 2006
$24.50	5,900	5,900	December 2007
$25.00	7,025	7,025	December 2008
$17.35	556,080	556,080	December 2009
$24.90	25,025	18,769	December 2010
$28.01	19,550	9,775	December 2011
$30.95	20,000	5,000	December 2012
$41.00	16,000	-	December 2013
Total	715,680	668,649	

Stock Option Plan
The Bank offers a Stock Option Plan to senior management and other key employees of the Bank and its subsidiaries ("designated employees"). Under the Bank's Stock Option Plan, options are periodically awarded to designated employees. These options provide employees with the right to subscribe for common shares of the Bank at an exercise price equal to the market price of shares on the day before the date of the award. The options vest evenly over a four-year period and expire 10 years from the award date or, in certain circumstances set out in the Plan, within specified time limits. The maximum number of common shares that may be issued under the Stock Option Plan is 16,155,918 as at October 31, 2004. The maximum number of common shares reserved for a participant may not exceed 5% of the total number of Bank shares issued and outstanding. Each participant in the SARs Plan who is a resident of Canada may exchange each SAR held for a stock option governed by the Stock Option Plan at an exercise price representing the market value of a common share at closing on the day preceding the date the option is exchanged.

Year ended October 31
(millions of dollars)

15 Stock-Based Compensation (cont.)

	2004		2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock Option Plan				
Outstanding at beginning	**6,134,765**	**$ 26.40**	5,692,822	$ 24.38
Awarded	**1,376,900**	**$ 41.00**	1,542,700	$ 30.95
Exercised	**(1,240,055)**	**$ 23.39**	(858,482)	$ 20.65
Cancelled	**(90,650)**	**$ 30.04**	(242,275)	$ 28.45
Outstanding at end	**6,180,960**	**$ 30.20**	6,134,765	$ 26.40
Exercisable at end	**2,826,403**	**$ 25.72**	2,788,017	$ 23.68

Exercise price	Options outstanding	Options exercisable	Expiry date
$11.00	86,930	86,930	December 2005
$13.50	92,500	92,500	December 2006
$25.20	309,700	309,700	December 2007
$25.20	564,870	564,870	December 2008
$24.90	931,690	698,768	December 2010
$28.01	1,480,070	740,035	December 2011
$30.95	1,349,400	333,600	December 2012
$41.00	1,365,800	-	December 2013
Total	6,180,960	2,826,403	

The fair value on the grant date of options awarded in 2004 was estimated at $9.10 (2003: $6.90) using the Black-Scholes model. The following assumptions were used: i) a risk-free interest rate of 4.37% (2003: 4.54%), ii) an expected life of options of 6 years (2003: 6 years), iii) an expected volatility of 27% (2003: 27%), and iv) an expected dividend yield of 5.00% (2003: 3.36%).

The compensation expense recorded for these stock options was $5 million for the year ended October 31, 2004 (2003: $2 million). The offsetting entry was credited to contributed surplus.

Deferred Stock Unit Plan for Officers
The Deferred Stock Unit ("DSU") Plan for Officers is for certain members of senior management and other key employees of the Bank and its subsidiaries. A total of 328,851 DSUs were outstanding as at October 31, 2004 (2003: 215,965). The expense for the Plan amounted to $7 million in 2004 (2003: $2 million).

Employee Share Ownership Plan
Under the Bank's Employee Share Ownership Plan, employees who meet the eligibility criteria can contribute up to 8% of their annual gross salary by way of payroll deductions. The Bank matches 25% of the employee contribution amount, to a maximum of $1,500 per annum. Bank contributions vest to the employee after one year of continuous participation in the Plan. Subsequent contributions vest immediately. The Bank's contributions, amounting to $4 million in 2004 (2003: $4 million), were charged to "Operating expenses" when paid.

Year ended October 31
(millions of dollars)

16 Income Taxes

The Bank's income taxes for the years ended October 31 in the consolidated financial statements are as follows:

	2004	2003
Consolidated Statement of Income		
Income taxes	318	277
Consolidated Statement of Changes in Shareholders' Equity		
Income taxes related to		
Share issuance expenses	-	(2)
Dividends on preferred shares, Series 12, 13 and 15	1	-
Unrealized foreign currency translation adjustments	31	63
	32	61
	350	338
Income taxes were as follows:		
Current income taxes	300	333
Future income taxes relating to the inception and reversal of temporary differences	50	5
Income taxes	350	338

The temporary differences and carryforwards resulting in future income tax assets and liabilities are as follows:

	2004	2003
Future income tax assets		
Allowance for credit losses and other liabilities	294	307
Accrued benefit liability – Other benefit plans	30	27
	324	334
Future income tax liabilities		
Premises and equipment	20	19
Securitization	30	32
Accrued benefit asset – Pension benefit plans	108	103
Other	97	61
	255	215

Reconciliation of the Bank's income tax rate for the years ended October 31 is as follows:

	2004		2003	
	$	%	$	%
Income before income taxes and non-controlling interest	1,071	100.0	928	100.0
Income taxes at Canadian statutory income tax rate	364	34.0	335	36.1
Reduction in income tax rate due to:				
Tax-exempt income from securities, mainly dividends from Canadian corporations	(40)	(3.7)	(35)	(3.8)
Capital gain	-	-	(6)	(0.6)
Rates applicable to subsidiaries abroad	(32)	(3.0)	(30)	(3.2)
Federal large corporations tax and surtax	5	0.5	7	0.8
Other items	21	1.9	6	0.6
	(46)	(4.3)	(58)	(6.2)
Income taxes and effective income tax rate	318	29.7	277	29.9

Year ended October 31
(millions of dollars)

17 Earnings per Share

Diluted net earnings per common share are calculated based on net income, less dividends on non-convertible preferred shares divided by the average number of common shares outstanding.

	2004	2003
Net income	$ 725	$ 624
Dividends on preferred shares	(23)	(25)
Net income available to common shareholders – basic and diluted	702	599
Average number of common shares outstanding *(thousands)*		
Average basic number of common shares outstanding	170,918	177,751
Adjustment to number of common shares		
Stock options	2,358	1,484
Average diluted number of common shares outstanding	173,276	179,235

18 Guarantees, Commitments and Contingent Liabilities

Guarantees
On April 30, 2003, the Bank adopted the requirements of CICA Accounting Guideline No. 14 "Disclosure of Guarantees" (AcG-14). This Guideline broadens the definition of guarantees and requires that the guarantor disclose significant information on the guarantees which it has provided.

AcG-14 defines a guarantee as a contract (including an indemnity) that contingently requires the guarantor to make payments (either in cash, financial instruments, other assets or shares of the entity, or provision of services) to the beneficiary due to (a) changes in interest rate, security or commodity price, foreign exchange rate, index or other variable, including the occurrence or non-occurrence of a specified event, that is related to an asset, a liability or an equity security of the beneficiary of the guarantee, (b) failure of a third party to perform under a contractual agreement or (c) failure of a third party to pay its indebtedness when due.

Significant guarantees issued by the Bank and in effect as at October 31, 2004 are described below.

Letters of guarantee
In the normal course of business, the Bank issues letters of guarantee. These letters of guarantee represent irrevocable commitments that the Bank will make payments in the event that a client cannot meet its financial obligations to third parties. The Bank's policy for requiring collateral security with respect to letters of guarantee is similar to that for loans. Generally, the term of these letters of guarantee is less than two years. The maximum potential future payments for letters of guarantee totalled approximately $1,225 million as at October 31, 2004 (2003: $903 million). The general allowance for credit losses covers all credit risks including those relating to letters of guarantee.

Backstop liquidity facilities
The Bank provides backstop liquidity facilities under asset-backed commercial paper conduit programs administered by it further to securitization operations. The Bank also administers a multi-seller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank also provides backstop liquidity facilities for commercial paper to this multi-seller conduit.

The backstop liquidity facilities may only be drawn upon if, after market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at October 31, 2004, the maximum potential future payments the Bank may be required to make under these backstop liquidity facilities was $1,378 million (2003: $441 million). No amount has been accrued in the Consolidated Balance Sheet with respect to these backstop liquidity facilities.

Year ended October 31
(millions of dollars)



Guarantees, Commitments and Contingent Liabilities (cont.)

Derivatives
In the normal course of business, the Bank enters into written put options to meet the needs of its clients and for its own risk management and trading activities. Put options are contractual agreements where the Bank conveys to the purchaser the right, but not the obligation, to sell to the Bank by or before a predetermined date, a specific amount of currency, commodity or financial instrument, at a price agreed to when the option is contracted. Written put options that qualify as a guarantee under AcG-14 include primarily over-the-counter currency options with companies other than financial institutions and over-the-counter stock options when it is probable that the counterparty holds the underlying securities. The terms of these options vary based on the contracts but do not exceed two years. The maximum potential future payments with respect to these options sold totalled $385 million as at October 31, 2004 (2003: $1,022 million). As at that date, the Bank recorded a liability of $3 million in the Consolidated Balance Sheet with respect to these written put options (2003: $5 million).

Securities lending
Under securities lending agreements the Bank has entered into with certain clients who have entrusted it with the safekeeping of their securities, the Bank, as the agent for these clients, lends their securities to third parties and indemnifies these clients in the event of loss. In order to protect itself against any contingent loss, the Bank requires as security from the borrower a cash amount or highly liquid marketable securities with a fair value greater than that of the securities loaned. The fair value of the securities loaned totalled $761 million as at October 31, 2004 (2003: $579 million). No amount has been accrued in the Consolidated Balance Sheet with respect to potential indemnities resulting from these securities lending agreements.

Sale of a business and operations
Under agreements for the sale of a business and operations, the Bank agreed to indemnify the purchaser for losses incurred resulting from certain types of claims from the Bank's past conduct of the business or operations, as well as any representations and guarantees that may have been incorrect on the date they were made. Where the maximum potential future payments are limited by the agreements, the maximum amount for all such agreements totalled $230 million as at October 31, 2004 (2003: $244 million). One of these agreements does not limit the maximum potential future payments if the guarantee is enforced. The nature of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The applicable periods of the various indemnification clauses are described in the agreements and may vary. No amount has been accrued in the Consolidated Balance Sheet with respect to these indemnification agreements.

Other indemnification agreements
In the normal course of business, including securitization activities, the Bank enters into contractual agreements other than those described above. Under these agreements, the Bank undertakes to compensate the counterparty for costs incurred as a result of litigation, changes in laws and regulations (including tax legislation), claims with respect to past performance, incorrect representations or the non-performance of certain restrictive covenants. Moreover, as a member of a securities transfer network and pursuant to the membership agreement and the regulations governing the operation of the network, the Bank granted a movable hypothec to the network that could be used in the event another member fails to meet its contractual obligations. The nature of these commitments prevents the Bank from estimating the maximum potential liability it may be required to pay. The duration of these agreements is stipulated in each contract. No amount has been accrued in the Consolidated Balance Sheet with respect to these agreements.

Other guarantee
Pursuant to a mutual guarantee agreement required by a regulatory authority, a subsidiary of the Bank has agreed to guarantee all commitments, debts and liabilities of a company subject to significant influence to the maximum of its regulatory capital, $22 million as at October 31, 2004 (2003: $28 million). This guarantee expires on the date the investment in the company subject to significant influence is sold, or sooner if deemed appropriate by the regulatory authority. To date, this guarantee remains undrawn and no amount has been accrued in the Consolidated Balance Sheet with respect to the agreement.

Year ended October 31
(millions of dollars)

18 Guarantees, Commitments and Contingent Liabilities (cont.)

Commitments

As at October 31, 2004, minimum commitments under leases, contracts for outsourced information technology services and other leasing agreements are as follows:

	Premises	Service contracts	Equipment and furniture	Total
2005	99	192	6	297
2006	94	183	2	279
2007	83	179	1	263
2008	75	171	–	246
2009	69	163	–	232
2010 and thereafter	422	390	–	812
	842	1,278	9	2,129

Pledged assets

In the normal course of business, the Bank pledges securities and other assets as collateral for various liabilities it contracts. A breakdown of assets pledged as collateral is provided below.

As at October 31

	2004	2003
Assets pledged to:		
– Bank of Canada	25	25
– Direct clearing organizations	2,812	3,395
Assets pledged in relation to:		
– Derivative transactions	544	202
– Borrowing, securities lending and securities sold under repurchase agreements	12,016	9,304
– Other	643	225
Total	16,040	13,151

Credit instruments

In the normal course of business, the Bank enters into various off-balance sheet commitments. The credit instruments used to meet the financing needs of its clients represent the maximum amount of additional credit the Bank could be obligated to extend if the commitments were fully drawn.

As at October 31

	2004	2003
Letters of guarantee[1]	1,225	903
Documentary letters of credit[2]	102	93
Credit card loans[3]	4,882	4,838
Commitments to extend credit[3]		
Original term of one year or less	6,756	6,415
Original term of more than one year	10,346	9,689

(1) See "Letters of guarantee" on page 115.
(2) Documentary letters of credit are documents issued by the Bank and used in international trade to enable a third party to draw drafts on the Bank up to an amount established under specific terms and conditions; these instruments are collateralized by the delivery of the goods they represent.
(3) Credit card loans and commitments to extend credit represent the undrawn portions of credit authorizations granted in the form of loans, acceptances, letters of guarantee and documentary letters of credit. The Bank is required at all times to make the undrawn portion of the authorization available, subject to certain conditions.

Year ended October 31
(millions of dollars)



18 Guarantees, Commitments and Contingent Liabilities (cont.)

Other commitments
The Bank acts as an investor in investment banking activities by entering into agreements to finance external private equity funds and investments in equity and debt securities at market value at the time the agreements are signed. In connection with these activities, the Bank had commitments to invest up to $747 million as at October 31, 2004 (2003: $647 million).

Litigation
In the normal course of business, the Bank is engaged in various legal proceedings, most of which are related to lending activities and arise when the Bank takes measures to collect delinquent loans. Recently, motions for authorization to institute class action suits were filed against various financial institutions, including the Bank, contesting, among other things, certain transaction fees. The subsidiary National Bank Financial is also engaged in various legal proceedings in the normal course of business. Most of these proceedings concern services to individual investors and may relate to the suitability of investments. In Management's opinion, based on past experience, the related aggregate potential liability will not have a material impact on the Bank's financial position.

19 Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, or equity, commodity or credit instrument or index. The Bank uses these instruments to accommodate the needs of its clients and for its own risk management and trading activities.

The main derivative financial instruments used are as follows:

Foreign exchange forward contracts are tailor-made agreements transacted between counterparties in the over-the-counter market to buy or sell foreign currencies for delivery on a future date at a specified rate.

Futures are contractual obligations to buy or deliver a specific amount of currency, commodities or financial instruments on a future date at a specified price. Futures are standardized contracts traded on organized exchanges and are subject to daily cash margining.

Forward rate agreements are contracts fixing an interest rate to be paid or received, calculated on a notional principal amount, with a specified maturity commencing at a specified future date.

Swaps are transactions in which two parties agree to exchange cash flows having specific characteristics in terms of rates (fixed or floating), currency, commodity price, index, etc. based on a notional principal amount for a specified period of time.

Options are agreements between two parties in which the writer of the option conveys to the buyer the right, but not the obligation, to buy or to sell, at or by a predetermined date, a specific amount of currency, commodities or financial instruments at a price agreed to when the option is arranged. The writer receives a premium for selling this instrument.

Notional principal amounts
Notional principal amounts, which are presented off balance sheet, represent the set underlying principal of a derivative instrument and serve as a reference for currency and interest rates and stock market prices to determine the amount of cash flows to be exchanged.

Year ended October 31
(millions of dollars)

19 Derivative Financial Instruments (cont.)

		Remaining term to maturity				2004		2003
	Contracts held for trading purposes	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Total contracts	Contracts held for trading purposes	Total contracts
Foreign exchange contracts								
OTC contracts								
Forwards	6,277	4,126	1,482	698	–	**6,306**	6,652	6,748
Swaps	25,227	19,236	9,154	1,169	–	**29,559**	36,874	42,889
Options purchased	5,514	3,395	1,788	331	–	**5,514**	9,459	9,459
Options written	5,284	2,867	2,163	254	–	**5,284**	9,676	9,676
Total	42,302	29,624	14,587	2,452	–	**46,663**	62,661	68,772
Exchange-traded contracts								
Futures								
Long positions	90	90	–	–	–	**90**	9	9
Short positions	62	3	32	27	–	**62**	306	306
Options purchased	30	30	–	–	–	**30**	160	160
Options written	1	1	–	–	–	**1**	11	11
Total	183	124	32	27	–	**183**	486	486
Interest rate contracts								
OTC contracts								
Forward rate agreements	7,033	1,675	5,283	75	–	**7,033**	7,487	7,487
Swaps	95,709	38,983	30,776	39,391	7,611	**116,761**	66,528	88,477
Options purchased	12,908	3,476	8,340	1,265	76	**13,157**	7,275	7,590
Options written	13,566	3,914	8,331	1,319	2	**13,566**	13,455	13,455
Total	129,216	48,048	52,730	42,050	7,689	**150,517**	94,745	117,009
Exchange-traded contracts								
Futures								
Long positions	12,316	1,197	9,606	1,513	–	**12,316**	6,804	6,804
Short positions	20,756	8,228	13,442	–	–	**21,670**	15,584	16,862
Options purchased	21,748	18,732	3,016	–	–	**21,748**	31,115	31,115
Options written	21,002	13,381	7,621	–	–	**21,002**	28,761	33,706
Total	75,822	41,538	33,685	1,513	–	**76,736**	82,264	88,487
Equity, commodity and credit derivative contracts								
OTC contracts								
Forwards	107	1	14	33	59	**107**	164	164
Swaps	13,166	6,089	4,807	1,814	456	**13,166**	7,993	8,018
Options purchased	1,635	63	380	995	197	**1,635**	640	648
Options written	1,405	60	101	1,036	208	**1,405**	342	342
Total	16,313	6,213	5,302	3,878	920	**16,313**	9,139	9,172
Exchange-traded contracts								
Futures								
Long positions	94	94	–	–	–	**94**	86	102
Short positions	755	707	43	5	–	**755**	1,012	1,012
Options purchased	387	210	103	51	27	**391**	219	219
Options written	102	78	22	11	–	**111**	24	24
Total	1,338	1,089	168	67	27	**1,351**	1,341	1,357
Total 2004	265,174	126,636	106,504	49,987	8,636	**291,763**	250,636	285,283
Total 2003	250,636	120,693	106,655	47,986	9,949	285,283		

Year ended October 31
(millions of dollars)



Derivative Financial Instruments (cont.)

Credit risk

Credit risk on derivative financial instruments is the risk of a financial loss occurring as a result of a counterparty failing to honour its contractual obligations to the Bank. The current replacement cost, which is the positive fair value of all outstanding derivative financial instruments, represents the Bank's maximum credit derivative exposure. The credit equivalent amount is calculated by taking into account the current replacement cost of all outstanding contracts in a gain position, potential future exposure and the impact of master netting agreements. The risk-weighted amount is the credit equivalent amount multiplied by the counterparty risk factors prescribed by the Superintendent. The Bank negotiates master netting agreements with counterparties with which it has significant credit risk exposure resulting from derivative transactions. Such agreements provide for the simultaneous close-out and settling of all transactions with a counterparty in the event of default. Some of these agreements also provide for the exchange of collateral between parties where the fair value of outstanding transactions between the parties exceeds an agreed threshold.

As at October 31, credit risk exposure on the derivatives portfolio is as follows:

	2004					2003				
	Current replacement cost					Current replacement cost				
	Trading[1]	Non-trading	Total	Credit equivalent	Risk-weighted amount	Trading[1]	Non-trading	Total	Credit equivalent	Risk-weighted amount
Interest rate contracts	743	376	1,119	1,443	281	509	514	1,023	1,172	225
Foreign exchange contracts	1,111	23	1,134	1,619	354	1,403	75	1,478	2,280	515
Equity, commodity and credit derivative contracts	841	4	845	2,048	504	597	3	600	1,346	380
	2,695	403	3,098	5,110	1,139	2,509	592	3,101	4,798	1,120
Impact of master netting agreements	(1,560)	-	(1,560)	(2,394)	(535)	(1,586)	-	(1,586)	(2,319)	(534)
	1,135	403	1,538	2,716	604	923	592	1,515	2,479	586

(1) Excluding, in accordance with the guidelines of the Office of the Superintendent of Financial Institutions Canada, exchange-traded instruments and forward contracts with an original maturity of 14 days. The total positive fair value of these excluded contracts amounted to $40 million as at October 31, 2004 (2003: $51 million).

Fair value

The fair value of derivatives is determined before factoring in the impact of master netting agreements. When available, market prices are used to determine the fair value of derivatives. Otherwise, fair value is determined using pricing models that incorporate current market prices and the contractual prices of the underlying instruments, the time value of money, yield curves and volatility factors. If necessary, fair value is adjusted to take market, model and credit risks into account, as well as related costs.

As at October 31, 2004, the positive fair value of trading derivatives is presented in "Other assets" on the Consolidated Balance Sheet. The negative fair value is presented under "Other liabilities." Figures as at October 31, 2003 have been reclassified to conform with the presentation adopted in the current year.

Year ended October 31
(millions of dollars)

19 Derivative Financial Instruments (cont.)

As at October 31, the fair value of derivative financial instruments is as follows:

			2004			2003
(millions of dollars)	Positive	Negative	Net	Positive	Negative	Net
Contracts held for trading purposes						
Interest rate contracts						
Forwards	6	7	(1)	10	4	6
Swaps	675	501	174	481	609	(128)
Options	72	65	7	27	48	(21)
Total	753	573	180	518	661	(143)
Foreign exchange contracts						
Forwards	54	143	(89)	74	183	(109)
Swaps	971	603	368	1,195	724	471
Options	102	157	(55)	165	213	(48)
Total	1,127	903	224	1,434	1,120	314
Equity, commodity and credit derivative contracts						
Forwards	24	171	(147)	59	147	(88)
Swaps	615	475	140	492	372	120
Options	216	264	(48)	57	27	30
Total	855	910	(55)	608	546	62
Total - Contracts held for trading purposes	2,735	2,386	349	2,560	2,327	233
Contracts held for non-trading purposes						
Interest rate contracts						
Forwards	–	–	–	–	–	–
Swaps	374	183	191	512	145	367
Options	2	–	2	2	–	2
Total	376	183	193	514	145	369
Foreign exchange contracts						
Forwards	–	–	–	–	–	–
Swaps	23	50	(27)	75	227	(152)
Options	–	–	–	–	–	–
Total	23	50	(27)	75	227	(152)
Equity, commodity and credit derivative contracts						
Forwards	–	–	–	–	–	–
Swaps	–	–	–	1	–	1
Options	4	1	3	2	–	2
Total	4	1	3	3	–	3
Total – Contracts held for non-trading purposes	403	234	169	592	372	220
Total fair value	3,138	2,620	518	3,152	2,699	453
Impact of master netting agreements	(1,577)	(1,577)	–	(1,600)	(1,600)	–
	1,561	1,043	518	1,552	1,099	453

Year ended October 31
(millions of dollars)

19 Derivative Financial Instruments (cont.)

As at October 31, the distribution of risk exposure by counterparty is as follows:

	2004		2003	
	Replacement cost	Credit equivalent	Replacement cost	Credit equivalent
OECD governments	13	625	31	407
OECD banks	2,545	1,473	2,432	1,501
Other	540	618	638	571
Total	3,098	2,716	3,101	2,479

20 Geographic Distribution of Earning Assets by Ultimate Risk

	2004		2003	
	$	%	$	%
North America				
Canada	63,103	85.4	62,698	84.3
United States	6,111	8.3	4,717	6.3
	69,214	93.7	67,415	90.6
Europe				
United Kingdom	1,087	1.5	2,283	3.1
Germany	244	0.3	648	0.9
Other	2,048	2.8	2,651	3.5
	3,379	4.6	5,582	7.5
Asia and Pacific	612	0.8	1,091	1.5
Latin America and Caribbean	627	0.9	315	0.4
Middle East and Africa	30	-	18	-
Earning assets as at September 30	73,862	100.0	74,421	100.0
Other assets as at September 30	9,483		9,456	
Net change in assets in October	5,462		1,054	
Total assets as at October 31	88,807		84,931	

Earning assets are those which bear interest. Consequently, they do not include cash, cheques and other items in the clearing process (net value), customers' liability under acceptances, premises and equipment, and other assets. The Bank's earning assets as at September 30 were distributed according to location of ultimate risk, i.e., the geographic location of the borrower or, if applicable, the guarantor. Earning assets are calculated net of any allowance for credit losses.

There is no material concentration of credit risk in any given operating segment.

Year ended October 31
(millions of dollars)

21 Interest Rate Sensitivity Position

The Bank offers a range of financial products for which the cash flows are sensitive to interest rate fluctuation. Interest rate risk arises from on- and off-balance sheet cash flow mismatches. The degree of exposure is based on the size and direction of interest rate movements and on the maturity of the mismatched positions. Analyzing interest rate sensitivity gaps is one of the techniques used by the Bank to manage interest rate risk.

The table below illustrates the sensitivity of the Bank's Consolidated Balance Sheet to interest rate fluctuations as at October 31, 2004.

	Floating rate	Within 3 months	3 to 12 months	1 to 5 years	Over 5 years	Non-interest sensitive	Total
Assets							
Cash resources	1,269	3,700	582	–	–	226	5,777
Effective yield		1.9 %	2.6 %	– %	– %		
Securities	1,228	2,130	6,000	8,484	5,608	4,557	28,007
Effective yield		1.0 %	2.4 %	3.8 %	3.9 %		
Loans	1,371	25,549	5,830	9,021	390	3,833	45,994
Effective yield		3.8 %	4.9 %	5.7 %	7.0 %		
Other assets	–	–	–	–	–	9,029	9,029
	3,868	31,379	12,412	17,505	5,998	17,645	88,807
Liabilities and shareholders' equity							
Deposits	2,972	26,788	6,911	13,850	557	2,354	53,432
Effective yield		2.2 %	3.1 %	3.6 %	4.4 %		
Other debt[1]	–	8,584	993	2,025	2,706	4,078	18,386
Effective yield		2.1 %	2.2 %	3.3 %	4.1 %		
Subordinated debentures	53	–	–	–	1,355	–	1,408
Effective yield		– %	– %	– %	6.8 %		
Acceptances and other liabilities	–	–	–	–	–	11,377	11,377
Shareholders' equity	–	–	–	375	–	3,829	4,204
	3,025	35,372	7,904	16,250	4,618	21,638	88,807
On-balance sheet gap	843	(3,993)	4,508	1,255	1,380	(3,993)	–
Derivative financial instruments	–	(27,772)	13,414	14,164	194	–	–
Total	843	(31,765)	17,922	15,419	1,574	(3,993)	–
Position in Canadian dollars							
On-balance sheet total	187	335	3,054	24	460	(3,999)	61
Derivative financial instruments	–	(15,288)	6,318	8,553	116	–	(301)
Total	187	(14,953)	9,372	8,577	576	(3,999)	(240)
Position in foreign currency							
On-balance sheet total	656	(4,328)	1,454	1,231	920	6	(61)
Derivative financial instruments	–	(12,484)	7,096	5,611	78	–	301
Total	656	(16,812)	8,550	6,842	998	6	240
Total 2004	**843**	**(31,765)**	**17,922**	**15,419**	**1,574**	**(3,993)**	–
Total 2003	67	(18,920)	11,574	6,298	2,839	(1,858)	–

(1) Obligations related to securities sold short and securities sold under repurchase agreements.

Effective yield represents the weighted average effective yield based on the earlier of contractual repricing and the maturity date.

Year ended October 31
(millions of dollars)

22 Fair Value of Financial Instruments

The following table presents the fair value of balance sheet financial instruments, except for instruments whose fair value is estimated to approximate their carrying value. This fair value is determined using the valuation methods and assumptions described below. The fair values of derivative financial instruments are not included in the table and are presented separately in Note 19.

Fair value represents the amount at which a financial instrument could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price. If no quoted market prices are available, the fair values presented are estimates derived using present value or other valuation techniques and may not be indicative of the net realizable value.

The fair values disclosed exclude the values of assets and liabilities that are not considered financial instruments such as premises and equipment. Due to the judgment used in applying a wide range of acceptable valuation techniques and estimations in calculating fair value amounts, fair values are not necessarily comparable among financial institutions. The calculation of estimated fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

		2004		2003
	Carrying value	Fair value	Carrying value	Fair value
Assets				
Securities	**28,007**	**28,131**	26,179	26,307
Loans	**41,498**	**41,700**	38,381	38,758
Liabilities				
Deposits	**53,432**	**53,682**	51,463	51,831
Subordinated debentures	**1,408**	**1,496**	1,516	1,627

Valuation methods and assumptions

Securities

The fair value of securities is presented in Note 4 to the consolidated financial statements. It is based on quoted market prices. If quoted market prices are not available, fair value is estimated using the quoted market prices of similar securities.

Loans

The fair value of floating-rate loans is assumed to approximate their carrying value. The fair value of other loans is estimated based on a discounted cash flows calculation that uses market interest rates currently charged for similar new loans as at the balance sheet date applied to expected maturity amounts (adjusted for any prepayments).

Deposits

The fair value of fixed-rate deposits is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with the same remaining terms to maturity. The fair value of deposits with no stated maturity is assumed to approximate their carrying value.

Subordinated debentures

The fair value of subordinated debentures is determined by discounting the contractual cash flows, using market interest rates currently offered for similar financial instruments with the same remaining term to maturity.

Year ended October 31
(millions of dollars)

23 Related Party Transactions

The Bank grants loans to its directors and officers under various conditions. The balance of loans granted is:

	2004	2003
Mortgage loans	3	2
Other loans	71	83

Since January 1, 2003, loans to eligible officers have been granted under the same conditions as those applicable to loans granted to any other employee of the Bank. The principal conditions are as follows: the employee must meet the same credit requirements as a client; mortgage loans are granted at the market rate less 2%; personal loans and credit card advances bear interest at the client rate divided by 2; and personal lines of credit bear interest at the Canadian prime rate less 3%, but never lower than Canadian prime divided by 2.

For personal loans, credit cards advances and personal lines of credit, employees may not borrow more than 50% of their annual salary at the reduced rate. The Canadian prime rate is applied to the remainder.

Loans granted to officers before January 1, 2003 are administered according to the conditions previously in effect, for a transitional period ending December 31, 2005. These conditions are as follows: loans to directors are granted under market conditions for similar risks; residential mortgage loans to officers are granted at the market rate divided by 3 for the first $50,000 and at the lower of the market rate divided by 3 and the market rate less 5% for the remainder; and other loans granted to officers, mainly personal lines of credit, bear interest at the prime rate divided by 2 for the first $10,000 to $20,000 and at the lower of prime less 3% and prime divided by 2 for the remainder, to an aggregate maximum of 50% of the officer's annual salary.



24 Segment Disclosures

The Bank carries out its activities in three reportable segments, defined below. The other operating activities are grouped for presentation purposes. Each reportable segment is distinguished by services offered, type of client and marketing strategy. The operations of each of the Bank's reportable segments are summarized below.

Personal and Commercial
The Personal and Commercial segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
The Wealth Management segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
The Financial Markets segment encompasses corporate financing and lending, treasury operations, including asset and liability management for the Bank, and corporate brokerage.

Other
This heading comprises securitization transactions, certain non-recurring items, and the unallocated portion of centralized services.

The accounting policies are the same as those presented in the note on accounting policies (Note 1), with the exception of the net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up certain tax-exempt income by the amount of income tax that would have been otherwise payable. The impact of these adjustments is reversed under the "Other" heading. Head office expenses are allocated to each operating segment and disclosed in segmented results. The Bank assesses performance based on net income. Intersegment revenues are recognized at the exchange amount. Segment assets correspond to average assets directly used in segment operations.

Year ended October 31
(millions of dollars)

24 Segment Disclosures (cont.)

Results by business segment

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income[1]	**1,289**	1,248	**93**	91	**256**	186	**(255)**	(201)	**1,383**	1,324
Other income[1]	**666**	629	**650**	567	**731**	745	**119**	97	**2,166**	2,038
Total revenues	**1,955**	1,877	**743**	658	**987**	931	**(136)**	(104)	**3,549**	3,362
Operating expenses	**1,216**	1,162	**576**	526	**541**	527	**59**	42	**2,392**	2,257
Contribution	**739**	715	**167**	132	**446**	404	**(195)**	(146)	**1,157**	1,105
Provision for credit losses	**136**	155	**-**	-	**52**	63	**(102)**	(41)	**86**	177
Income before income taxes and non-controlling interest	**603**	560	**167**	132	**394**	341	**(93)**	(105)	**1,071**	928
Income taxes[1]	**215**	202	**58**	46	**144**	122	**(99)**	(93)	**318**	277
Non-controlling interest	**-**	-	**4**	4	**-**	-	**24**	23	**28**	27
Net income (net loss)	**388**	358	**105**	82	**250**	219	**(18)**	(35)	**725**	624
Average assets	**40,544**	38,679	**834**	805	**42,364**	37,819	**(5,070)**	(5,493)	**78,672**	71,810

(1) Net interest income was grossed up by $62 million (2003: $42 million) and other income by $46 million (2003: $55 million) to bring the tax-exempt income earned on certain securities in line with the income earned on other financial instruments. An equivalent amount was added to income taxes. The effect of these adjustments is reversed under the "Other" heading.

Results by geographic segment
Total revenues are allocated based on the country in which the client conducts business. More than 93.8% (2003: 94.5%) of revenues are concentrated in Canada.

25 Comparison with Generally Accepted Accounting Principles in the United States

The consolidated financial statements of the Bank were prepared in accordance with Canadian GAAP. The principal differences resulting from the application of U.S. GAAP on net income and on the Consolidated Balance Sheet are presented below. In addition, a Consolidated Statement of Comprehensive Income is presented in conformity with U.S. GAAP.

	2004	2003
Reported net income	725	624
Charge for other-than-temporary impairment	-	(20)
Investment account securities	(2)	(2)
Sale of premises – FIN 46R	(2)	(2)
Mutual funds – FIN 46R	13	-
Loan securitization	6	4
Derivatives and hedging	(21)	(11)
Income tax effect on above items	2	11
Net income per U.S. GAAP	721	604
Net earnings per common share, basic – U.S. GAAP	$ 4.08	$ 3.26
Net earnings per common share, diluted – U.S. GAAP	$ 4.03	$ 3.23

Year ended October 31
(millions of dollars)

25 Comparison with Generally Accepted Accounting Principles in the United States (cont.)

Consolidated Statement of Comprehensive Income

	2004	2003
Net income per U.S. GAAP	721	604
Other comprehensive income		
Change in unrealized gains (losses) on securities available for sale, net of income taxes (income tax savings) of $(5) (2003: $59)	(6)	104
Change in gains (losses) on derivatives designated as cash flow hedges, net of income tax savings of $(26) (2003: $(35))	(60)	(64)
Minimum pension liability adjustment, net of income taxes of $2 (2003: $1)	4	1
Change in unrealized foreign currency translation adjustments, net of income taxes of $31 (2003: $63)	(16)	(11)
Comprehensive income	643	634

Consolidated Condensed Balance Sheet

			2004			2003
	Canadian GAAP	Increase	U.S. GAAP	Canadian GAAP	Increase	U.S. GAAP
Assets						
Cash resources	5,777	2	5,779	7,047	–	7,047
Investment account securities	7,428	176	7,604	6,998	121	7,119
Trading account securities	20,561	–	20,561	19,151	–	19,151
Loan substitutes	18	–	18	30	–	30
Securities purchased under reverse repurchase agreements	4,496	–	4,496	3,955	–	3,955
Loans	41,498	–	41,498	38,381	588	38,969
Premises and equipment	267	84	351	263	81	344
Goodwill	662	22	684	660	22	682
Other assets	8,100	288	8,388	8,446	599	9,045
Total assets	88,807	572	89,379	84,931	1,411	86,342
Liabilities						
Deposits	53,432	–	53,432	51,463	514	51,977
Other liabilities	29,393	212	29,605	27,457	533	27,990
Subordinated debentures	1,408	131	1,539	1,516	114	1,630
Non-controlling interest	370	45	415	398	–	398
Total liabilities	84,603	388	84,991	80,834	1,161	81,995
Shareholders' equity						
Preferred shares	375	–	375	375	–	375
Common shares	1,545	24	1,569	1,583	24	1,607
Contributed surplus	7	–	7	2	–	2
Unrealized foreign currency translation adjustments	(10)	10	–	6	(6)	–
Retained earnings	2,287	27	2,314	2,131	31	2,162
Accumulated other comprehensive income	–	123	123	–	201	201
Total shareholders' equity	4,204	184	4,388	4,097	250	4,347
Total liabilities and shareholders' equity	88,807	572	89,379	84,931	1,411	86,342

Year ended October 31
(millions of dollars)



Comparison with Generally Accepted Accounting Principles in the United States (cont.)

Impairment charge
Under Canadian GAAP, unless compelling evidence is provided to indicate otherwise, a decrease in the value of an investment is considered an other-than-temporary impairment when the carrying value exceeds the market value for a prolonged period. The factors indicative of an impairment that is other than temporary under Canadian GAAP differ from those under U.S. GAAP as regards the period during which the carrying value may exceed the market value before it must be concluded that the decrease in value is an other-than-temporary impairment. In comparison to Canadian GAAP, the period under U.S. GAAP is significantly shorter. Lastly, under U.S. GAAP, when there has been a loss in value of an investment that is other than a temporary decline, the investment should be written down to fair value, based on market prices.

Investment account securities
Under U.S. GAAP, investment account securities are separated into two categories: securities available for sale (recognized in the balance sheet at fair value) and securities held to maturity (carried in the balance sheet at unamortized cost). Unrealized gains and losses on securities available for sale, net of income taxes, are presented separately in "Accumulated other comprehensive income" under "Shareholders' equity," while the change in unrealized gains and losses, net of income taxes, is recorded in the Consolidated Statement of Comprehensive Income. Under U.S. GAAP, the Bank records substantially all investment account securities as available for sale. Furthermore, under U.S. GAAP, all obligations related to securities sold short must be recorded at fair value as liabilities, and any changes in fair value must be accounted for in the Consolidated Statement of Income. Under Canadian GAAP, securities sold short that are used in hedging relationships are recorded at unamortized cost. Gains and losses realized on these securities are included in the Consolidated Statement of Income concurrently with the gains and losses on the hedged items.

Sale of premises
Under Canadian GAAP, the head office building leases are considered a sales-type lease followed by an operating lease as a lessee. Under U.S. GAAP (SFAS No. 98 "Accounting for Leases"), in order to be accounted for as a sales-type lease, title of property must be transferred at the end of the lease term; therefore, the two leases must be accounted for as operating leases. Consequently, the building remains on the balance sheet, and the proceeds received are recorded as a liability. In addition, under new FASB Interpretation No. 46 (FIN 46R), revised in December 2003, on the consolidation of variable interest entities ("VIEs"), applicable to quarters ending after March 15, 2004, the Bank, as the primary beneficiary, must consolidate, as of October 31, 2004, the VIE that leases the head office building under a capital lease. VIEs are entities in which equity investors do not have controlling financial interest or where the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The primary beneficiary is the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity's expected losses. The Canadian standard, Accounting Guideline No. 15 "Consolidation of Variable Interest Entities" (AcG-15), is harmonized with FIN 46R and will apply to the Bank effective November 1, 2004.

Loan securitization
A new Canadian GAAP standard applies to loan securitization transactions carried out as of July 1, 2001, substantially harmonizing the Canadian accounting treatment with that required under U.S. GAAP. However, certain differences remain with respect to transactions entered into before July 1, 2001 and the conditions under which special purpose entities ("SPEs") require consolidation. Under Canadian GAAP, SPEs are consolidated only when the Bank is deemed to control these SPEs and retains substantially all the residual risks and rewards of the SPEs. U.S. GAAP, applicable in 2003, required SPEs to be consolidated unless they received a substantial investment from an independent third party or they qualified as entities because their activities were sufficiently limited. In 2004, under new U.S. FIN 46R, the Bank must consolidate SPEs, other than qualifying special purpose entities which are specifically exempt from consolidation, if the Bank is the primary beneficiary. Under Canadian standards, the Bank has not consolidated any SPEs in 2003 and 2004, whereas under U.S. standards, two entities were consolidated in 2003 (total assets: $588 million) and no entities were consolidated in 2004.

Mutual funds
Under U.S. GAAP (FIN 46R), in 2004 the Bank must consolidate certain mutual funds it manages because, by virtue of its investments in these funds, the Bank is deemed to be the primary beneficiary. In accordance with current consolidation standards under Canadian GAAP, the Bank is not required to consolidate these mutual funds. However, effective November 1, 2004, following the adoption of AcG-15, the Bank will have to consolidate them.

Derivative financial instruments
Under Canadian GAAP, derivatives used in sales or trading activities as well as instruments that do not qualify for hedge accounting are recorded on the Consolidated Balance Sheet at fair value. Under the U.S. standard, the Bank is required to recognize all derivatives at fair value on the Consolidated Balance Sheet as an asset or liability. The Canadian and U.S. accounting treatments for derivatives held for sale or trading are therefore the same.

Year ended October 31
(millions of dollars)

25 Comparison with Generally Accepted Accounting Principles in the United States (cont.)

However, the Canadian and U.S. accounting treatments for derivatives held for hedging purposes differ. In accordance with the U.S. standard, changes in the fair value of derivatives designated as fair value hedges are recorded in income and are generally offset by changes in the fair value of the hedged items. With respect to derivatives designated as cash flow hedges, the effective portion of the changes in fair value is recorded as a separate component of comprehensive income in the Consolidated Statement of Comprehensive Income until the hedged items are recognized in the Consolidated Statement of Income. The ineffective portion of the changes in fair value of a hedged item is always recognized in the Consolidated Statement of Comprehensive Income.

Minimum pension liability

Under U.S. GAAP (SFAS No. 87 "Employers' Accounting for Pensions"), if the accrued benefit obligation, without salary projections, exceeds the fair value of the assets of a pension plan, a liability (minimum pension liability) equivalent to the difference must be recorded in the consolidated balance sheet. Recognition of an additional liability is required where the accrued benefit obligation, without salary projections, exceeds the fair value of the pension plan assets, and a net accrued benefit asset is recognized in the consolidated balance sheet. If an additional liability is recognized, an equal amount is recognized as an intangible asset, up to the amount of unamortized prior service cost, with any excess recorded, net of income taxes, under "Other comprehensive income."

Goodwill

In 1999, the value of the shares issued by the Bank as part of the acquisition of First Marathon was based on the market price of the shares over a reasonable period of time before and after the acquisition date, as required by Canadian GAAP in effect before July 1, 2001. Under U.S. GAAP, the value of these shares would have been based on their market price over a reasonable period of time before and after the date the terms of the acquisition were agreed to and announced. Had the Bank followed U.S. GAAP, goodwill and common shares would have increased.

Statistical Review

As at October 31

	2004	2003	2002	2001	2000	1999	1998	1997[7]	1996[6]	1995
Balance sheet data *(millions of dollars)*										
Cash resources	$ 5,777	$ 7,047	$ 6,864	$ 5,832	$ 5,655	$ 3,561	$ 4,852	$ 4,476	$ 3,528	$ 5,174
Securities	28,007	26,179	20,118	17,872	16,835	16,932	15,439[5]	10,010	8,414	7,285
Securities purchased under reverse repurchase agreements	4,496	3,955	2,366	4,041	5,397	3,480	4,947	9,155	2,697	654
Loans	41,498	38,381	38,446	40,351	41,342	40,411	40,560[5]	38,104	35,238	33,141
Customers' liability under acceptances	3,076	3,334	2,988	3,593	3,640	2,962	2,658	2,273	1,725	1,293
Premises and equipment and other assets	5,953	6,035	5,249	4,277	2,958	2,455	2,207	2,217	1,532	1,366
Total assets	$ 88,807	$ 84,931	$ 76,031	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235	$ 53,134	$ 48,913
Deposits	$ 53,432	$ 51,463	$ 51,690	$ 51,436	$ 50,473	$ 49,984	$ 48,026	$ 43,270	$ 40,125	$ 40,424
Other liabilities	29,763	27,855	18,848	18,767	20,165	15,481	18,976	19,136	9,494	4,895
Long-term debt										
Floating-capital notes	–	–	–	–	–	–	–	–	–	106
Subordinated debentures	1,408	1,516	1,592	1,647	1,361	1,035	966	1,069	1,016	1,177
Capital stock										
Preferred	375	375	300	492	492	317	317	376	376	376
Common	1,545	1,583	1,639	1,668	1,653	1,641	1,327	1,309	1,268	1,234
Contributed surplus	7	2	–	–	–	–	–	–	–	–
Unrealized foreign currency translation adjustments	(10)	6	17	19	11	7	(16)	(2)	(13)	(11)
Retained earnings	2,287	2,131	1,945	1,937	1,672	1,336	1,067	1,077	868	712
Total liabilities and shareholders' equity	$ 88,807	$ 84,931	$ 76,031	$ 75,966	$ 75,827	$ 69,801	$ 70,663	$ 66,235	$ 53,134	$ 48,913
Average assets	$ 78,672	$ 71,810	$ 69,292	$ 69,197	$ 69,840	$ 65,784	$ 65,873	$ 55,685	$ 49,239	$ 47,582
Average capital funds[1]	5,238	5,216	5,249	5,020	4,660	3,512	3,886	3,744	3,511	3,620
Income statement data *(millions of dollars)*										
Net interest income	$ 1,383	$ 1,324	$ 1,444	$ 1,338	$ 1,190	$ 1,187	$ 1,209	$ 1,235	$ 1,136	$ 1,170
Other income	2,166	2,038	1,584	1,789	1,878	1,232	1,108	1,030	970	712
Total revenues	$ 3,549	$ 3,362	$ 3,028	$ 3,127	$ 3,068	$ 2,419	$ 2,317	$ 2,265	$ 2,106	$ 1,882
Provision for credit losses	86	177	490	205	184	170	147	280	235	255
Operating expenses	2,392	2,257	2,040	1,989	2,120	1,615	1,535	1,451	1,402	1,219
Income taxes	318	277	150	278	239	213	239	209	130	146
Non-controlling interest	28	27	30	28	26	32	31	16	10	7
Income before discontinued operations and goodwill charges	725	624	318	627	499	389	365	309	329	255
Discontinued operations	–	–	111	(45)	29	36	24	42	–	–
Goodwill charges	–	–	–	19	19	8	73	9	11	10
Net income	$ 725	$ 624	$ 429	$ 563	$ 509	$ 417	$ 316	$ 342	$ 318	$ 245

Statistical Review

As at October 31

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
Share data										
Number of common shares *(thousands)*	**167,430**	174,620	182,596	190,331	189,474	188,729	171,616	170,461	167,151	163,963
Number of common shareholders of record	**26,961**	27,865	28,549	29,766	30,795	32,048	32,902	34,433	36,549	39,053
Earnings per basic share before goodwill charges	**$ 4.10**	$ 3.37	$ 2.18	$ 2.88	$ 2.65	$ 2.28	$ 2.12	$ 1.92	$ 1.82	$ 1.32
Net earnings per basic share	**$ 4.10**	$ 3.37	$ 2.18	$ 2.78	$ 2.54	$ 2.24	$ 1.69	$ 1.86	$ 1.76	$ 1.26
Dividend per share	**$ 1.42**	$ 1.08	$ 0.93	$ 0.82	$ 0.75	$ 0.70	$ 0.66	$ 0.575	$ 0.49	$ 0.40
Stock trading range										
High	**$ 48.78**	$ 41.19	$ 34.93	$ 31.00	$ 25.25	$ 26.20	$ 31.25	$ 20.30	$ 13.90	$ 11.88
Low	**$ 40.17**	$ 29.95	$ 24.70	$ 23.00	$ 16.40	$ 17.15	$ 20.10	$ 13.20	$ 10.38	$ 8.63
Close	**$ 48.78**	$ 40.91	$ 29.39	$ 24.25	$ 24.95	$ 17.90	$ 23.05	$ 20.15	$ 13.00	$ 11.00
Book value	**$ 22.87**	$ 21.32	$ 19.72	$ 19.04	$ 17.60	$ 15.81	$ 13.86	$ 13.99	$ 12.70	$ 11.88
Dividends on preferred shares										
Series 5	–	–	–	–	–	–	3.9531	3.3670	4.8235	5.9462
Series 7	–	–	–	–	–	–	1.0306	0.8777	1.2576	1.5503
Series 8	–	–	–	–	–	–	0.9883	0.8417	1.2059	1.4865
Series 10	–	–	–	2.1875	2.1875	2.1875	2.1875	2.1875	2.1875	2.1875
Series 11	–	–	0.5000	2.0000	2.0000	2.0000	2.0000	2.0000	2.0000	2.0000
Series 12	–	0.8125	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250	1.6250
Series 13	**1.6000**	1.6000	1.6000	1.6000	0.5447	–	–	–	–	–
Series 15	**1.4625**	1.1480	–	–	–	–	–	–	–	–
Financial ratios										
Return on common shareholders' equity before goodwill charges	**18.8 %**	16.5 %	11.3 %	16.0 %	16.0 %	15.5 %	14.6 %	14.5 %	15.1 %	11.5 %
Return on average assets	**0.92 %**	0.87 %	0.62 %	0.80 %	0.73 %	0.62 %	0.51 %	0.62 %	0.64 %	0.51 %
Return on average capital funds	**13.8 %**	11.9 %	9.5 %	12.5 %	12.4 %	13.2 %	9.3 %	10.5 %	10.6 %	8.3 %
Capital ratios – BIS										
Tier 1	**9.6 %**	9.6 %	9.6 %	9.6 %	8.7 %	7.7 %	7.7 %	8.1 %	6.9 %	6.8 %
Total	**13.0 %**	13.4 %	13.6 %	13.1 %	11.4 %	11.0 %[4]	10.7 %	11.3 %	10.2 %[2]	10.4 %
Other information										
Impaired loans *(millions of dollars)*	**$ 160**	$ 251	$ 246	$ 591	$ 544	$ 543	$ 547	$ 497	$ 506	$ 611
Number of Bank employees[3]										
In Canada	**11,074**	11,328	11,287	11,676	11,050	11,744	11,641	11,245	11,022	10,249
Outside Canada	**128**	132	155	351	407	431	400	406	380	371
National Bank Financial	**2,920**	2,868	3,147	2,294	2,419	2,489	1,895	1,676	1,425	1,578
Branches in Canada	**462**	477	507	525	586	649	646	641	632	629
Banking machines	**770**	817	826	834	802	761	744	738	712	624

(1) Average capital funds include common shareholders' equity, redeemable preferred shares and subordinated debentures.

(2) Taking into account the issuance of $150 million of subordinated debentures on November 1, 1996.

(3) The number of employees is provided on a full-time equivalent basis. This basis was changed in 1996.

(4) Taking into account the issuance of US $250 million of subordinated debentures on November 2, 1999.

(5) These securities figures were restated to include mortgage-backed securities held by the Bank. Figures prior to fiscal 1998 have not been restated.

(6) Figures prior to fiscal 1996 have not been restated to reflect the fact that gains and losses on securities previously recorded under "Interest income" were reclassified to "Other income," as they could not be obtained through reasonable effort.

(7) Figures prior to fiscal 1997 have not been restated to reflect the impact of activities discontinued in 2001.

Principal Subsidiaries

Name	Principal office address[1]	Voting and participating shares	Investment at cost[2] (millions of dollars)
National Bank Acquisition Holding Inc.	Montreal, Canada	100%	649
National Bank Group Inc.	Montreal, Canada	100%	720
National Bank Financial & Co. Inc.	Montreal, Canada	100%	1,149
Natcan Insurance Company Limited	Bridgetown, Barbados	100%	77
Natcan Trust Company	Montreal, Canada	100%	137
National Bank Trust Inc.	Montreal, Canada	100%	240
National Bank Life Insurance Company	Montreal, Canada	100%	71
National Bank Insurance Firm Inc.[3]	Montreal, Canada	100%	-
CABN Investments Inc.[4]	Montreal, Canada	100%	1
National Bank Securities Inc.	Montreal, Canada	100%	140
Natcan Investment Management Inc.	Montreal, Canada	69.1%	7
Natcan Acquisition Holdings Inc.	Montreal, Canada	100%	273
National Bank Discount Brokerage Inc.	Montreal, Canada	100%	48
Altamira Investment Services Inc.	Toronto, Canada	100%	203
Innocap Investment Management Inc.	Montreal, Canada	100%	14
3562719 Canada Inc.	Montreal, Canada	100%	3
3535916 Canada Inc.	Montreal, Canada	100%	-
National Bank Realty Inc.	Montreal, Canada	100%	16
FMI Acquisition Holding Inc.	Montreal, Canada	100%	92
NBC Financial (U.K.) Ltd.	London, United Kingdom	100%	82
1261095 Ontario Inc.	Toronto, Canada	100%	58
Assurances générales Banque Nationale (Gestion) Inc.	Montreal, Canada	100%	10
National Bank General Insurance Inc.	Montreal, Canada	90%	-
4166540 Canada Inc.	Calgary, Canada	100%	684
NB Invest Trust	Montreal, Canada	100%	685
Natcan Holdings International Limited	Nassau, Bahamas	100%	493
National Bank of Canada (International) Limited	Nassau, Bahamas	100%	193
National Bank of Canada (Global) Limited	St. Michael, Barbados	100%	376
NB Capital Corporation	New York, United States	100%	200
NB Finance Ltd.	Hamilton, Bermuda	100%	562
National Canada Finance LLC	New York, United States	100%	758
NatBC Holding Corporation	Florida, United States	100%	18
Natbank, National Association	Florida, United States	100%	-
NBC Global Risk Management Inc.	Houston, United States	100%	1
NBC Trade Finance Limited	Hong Kong, China	100%	-

(1) All the subsidiaries are incorporated under the laws of the state or country in which their principal office is located, except for NB Capital Corporation, which is incorporated under the laws of the State of Maryland, USA, and National Canada Finance LLC and NatBC Holding Corporation, both of which are incorporated under the laws of the State of Delaware, USA.
(2) The investment at cost is the carrying value stated on the equity basis of accounting as at October 31, 2004.
(3) Formerly Services Financiers Banque Nationale Inc.
(4) Formerly National Bank Financial Services (Investments) Inc.

Principal Investments in Companies Subject to Significant Influence

		Voting and participating shares	Investment at carrying value
Alter Moneta Trust	Montreal, Canada	34.9%	33
Maple Financial Group Inc.	Toronto, Canada	24.8%	85

Directors

Lawrence S. Bloomberg
Advisor
National Bank Financial Inc.
Toronto, Ontario

Pierre Bourgie
President and Chief Executive Officer
Société Financière Bourgie Inc.
Outremont, Quebec

Gérard Coulombe
Chairman of the Board and Senior Partner
Desjardins Ducharme Stein Monast
Sainte-Marthe, Quebec

Bernard Cyr
President
Cyr Holdings Inc.
Cap Shediac, New Brunswick

Shirley A. Dawe
President
Shirley Dawe Associates Inc.
Toronto, Ontario

Nicole Diamond-Gélinas
President and General Manager
Aspasie Inc.
Saint-Barnabé-Nord, Quebec

Jean Douville
Chairman of the Board
National Bank of Canada
Chairman of the Board
UAP Inc.
Bedford, Quebec

Marcel Dutil
Chairman of the Board and
Chief Executive Officer
The Canam Manac Group Inc.
Outremont, Quebec

Jean Gaulin
Corporate Director
San Antonio, Texas
United States

Paul Gobeil
Vice-Chairman of the Board
Métro Inc. and
Chairman of the Board
Export Development Canada
Île-des-Sœurs, Quebec

Suzanne Leclair
President, Chief Executive Officer and
Chairwoman of the Board
Transit Truck Bodies Inc.
Île-des-Sœurs, Quebec

E. A. (Dee) Parkinson-Marcoux
Corporate Director
Canmore, Alberta

Réal Raymond
President and Chief Executive Officer
National Bank of Canada
Île-des-Sœurs, Quebec

Roseann Runte
President
Old Dominion University
Norfolk, Virginia
United States

Jean Turmel
President – Financial Markets, Treasury and
Investment Bank
National Bank of Canada
Outremont, Quebec

Corporate Governance

Effective corporate governance is an essential component of Bank operations as it enables the Bank to participate as a corporate citizen in the efforts made by regulatory bodies, governments and companies worldwide to maintain investor confidence in capital markets. Transparency and discipline are two core values at the Bank. We firmly believe that it is in the interest of our shareholders, our clients and all of our partners to have sound corporate governance policies and practices, to monitor the latest developments in this area and to make the requisite adjustments. With the assistance of its committees and members of Management, the Board oversees the application of sound corporate governance standards and practices which everyone must respect.

We invite you to read the Management Proxy Circular pertaining to the 2005 Annual Meeting of Shareholders, which provides a detailed description of the Bank's practices with respect to corporate governance, as well as a description of the Board's committees, their mandates and their activities.

Responsibilities of the Board of Directors

The Board's role is to oversee management of the Bank, safeguard its assets, and ensure its viability, profitability, sustainability and development. The Board aims to fulfill these objectives primarily through strategic planning, risk assessment, succession planning for the Board of Directors and at the Management level, and also by evaluating its own efficiency, and implementing and maintaining a policy governing communications and public disclosure of information. As part of its management oversight responsibilities, it obtains, among other things, assurance of sound management by requiring Management to implement and maintain a legislative compliance program.

Composition of the Board

As at October 31, 2004, the Board was composed of 15 directors. Through the Conduct Review and Corporate Governance Committee, the Board periodically reviews the impact of its size and composition on its activities in order to maintain a balance between the competencies and experience of directors that is conducive to supporting the Bank's strategic orientations and needs in the short, medium and long term. This Committee also manages the process for selecting new directors in order to recruit candidates with a reputation for integrity and honesty, who are capable of actively contributing to the conduct of the Bank's business.

Independence of the Board and its Committees

Jean Douville, appointed Chairman of the Board on March 10, 2004, is an outside, unrelated and independent director.

The chairs of the three Board committees, namely, Pierre Bourgie of the Audit and Risk Management Committee, Paul Gobeil of the Conduct Review and Corporate Governance Committee, and Jean Gaulin of the Human Resources Committee, are all outside, unrelated and independent directors. All the members of the Audit and Risk Management Committee and the Conduct Review and Corporate Governance Committee are also outside, unrelated and independent directors. The five members of the Human Resources Committee are outside directors, with only one being related to the Bank and non-independent. As at October 31, 2004, 11 of the 15 directors were unrelated and independent directors. To strengthen the Board's independence from Management, outside directors meet in camera from time to time. Recruiting and nominating new candidates for the Board and assessing directors is the exclusive purview of the Conduct Review and Corporate Governance Committee which is composed entirely of outside, unrelated and independent directors.

Commitment to Ethical Standards

The directors demonstrate their commitment to observe the highest ethical standards by signing an undertaking to respect the Bank's Code of Professional Conduct when they are first appointed and once a year thereafter. Directors withdraw from any meeting during which a major contract or draft contract with the Bank is discussed and in which they have a direct or indirect interest. Moreover, they do not vote on the motion presented for approval, except where permitted under the *Bank Act*.

Corporate Governance (cont.)

Information

The effective functioning of the Board and its committees depends on the quality of the information that directors are given. To this end, each director is issued a Directors' Handbook which describes their responsibilities, the Bank's organizational structure and the mandates of the Board and its committees. Ten days prior to each meeting of the Board or of any of the committees on which they sit, the directors generally receive all the documents relating to the items on the agenda. They also benefit from an orientation and ongoing training program that includes special presentations on topical subjects. The directors and officers of the Bank work together and share relevant information with a view to making informed decisions in the best interests of the Bank, its shareholders, its clients and its partners.

Communication

The Board sees to establishing mechanisms to ensure effective communication between the Bank, its shareholders, clients, financial analysts, the media and the public. The Board is an advocate of transparency in all its communications. The Bank responds to the requests of shareholders, investors and financial analysts through its Investor Relations Department, Corporate Secretary's Office and National Bank Trust Inc., the Bank's transfer agent and registrar. The Bank's quarterly reports and the related conference calls are broadcast in real time on the Bank's website (www.nbc.ca). Clients with specific concerns or needs can contact their branch or TelNat. If a complaint cannot be resolved through the administrative procedures in effect at the Bank, clients may contact the Bank's Ombudsman.

Officers

Executive Committee

Réal Raymond
President and Chief Executive Officer
Île-des-Sœurs, Quebec

Jean Turmel
President – Financial Markets,
Treasury and Investment Bank
Outremont, Quebec

G.F. Kym Anthony[1]
President and Chief Executive Officer
National Bank Financial Inc.
Toronto, Ontario

Patricia Curadeau-Grou
Senior Vice-President
Risk Management
Outremont, Quebec

Gisèle Desrochers
Senior Vice-President
Human Resources and Operations
Île-des-Sœurs, Quebec

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
Île-des-Sœurs, Quebec

Tony Meti
Senior Vice-President
Commercial Banking and International
Kirkland, Quebec

Michel Tremblay
Senior Vice-President
Personal Banking and Wealth Management
Mont-Royal, Quebec

Louis Vachon[2]
Senior Vice-President
Treasury and Financial Markets
Beaconsfield, Quebec

Officers of Subsidiaries

G.F. Kym Anthony[1]
President and Chief Executive Officer
National Bank Financial Inc.
Toronto, Ontario

Yves G. Breton
President
National Bank Discount Brokerage Inc.
Brossard, Quebec

Pierre Desbiens
President and Chief Executive Officer
National Bank Trust Inc. and
National Bank Life Insurance Company
Saint-Lambert, Quebec

Charles Guay
President and Chief Operating Officer
National Bank Securities Inc.
Île-des-Sœurs, Quebec

Salvatore (Sam) Reda
President and Chief Operating Officer
Natcan Investment Management Inc.
Kirkland, Quebec

Greg A. Reed
President and Chief Executive Officer
Altamira Investment Services Inc.
Toronto, Ontario

Senior Vice-Presidents

(who are not Members of the Executive Committee)

Pierre Desbiens
Insurance and Trust Services
Saint-Lambert, Quebec

Pierre Dubreuil
Greater Montreal and Southern Quebec
Longueuil, Quebec

Alice Keung
Information Technology
Saint-Laurent, Quebec

Olivier H. Lecat
Internal Audit
Île-des-Sœurs, Quebec

Réjean Lévesque
Northern and Eastern Quebec
Sillery, Quebec

Luc Papineau
Sales and Personal Banking
Montreal, Quebec

Ricardo Pascoe
Capital Markets
Westmount, Quebec

Denis Pellerin
Operational and Market Risk Management
Brossard, Quebec

Greg A. Reed
Personal Banking and Wealth Management
Ontario and Western Canada
Toronto, Ontario

Ombudsman

Pierre Desroches
Montreal, Quebec

Vice-Presidents

Jean-Luc Alimondo
Europe/Middle East/Africa
Neuilly Plaisance, France

Francine Aubertin
Project Office
Dollard-des-Ormeaux, Quebec

Richard Barriault
Taxation
Montreal, Quebec

Guy Benoit
Ontario and Western Canada
Longueuil, Quebec

Pierre Blais
Government Affairs
Vaudreuil-Dorion, Quebec

Jean Blouin
Retail Credit and Investment Solutions
Boucherville, Quebec

Yves G. Breton
Discount Brokerage
Brossard, Quebec

Michel Brouillette
Quebec City and Eastern Quebec
Quebec City, Quebec

Jean-François Bureau
Credit and Specialized Products
Longueuil, Quebec

Vincent Butkiewicz
Financial Markets and Derivatives
Westmount, Quebec

Jean-Paul Caron
Corporate Affairs
Mont Saint-Hilaire, Quebec

Linda Caty
Vice-President and Corporate Secretary
Saint-Bruno, Quebec

Gilles Choquet
Specialized Networks - Credit
Longueuil, Quebec

René Collette
Atlantic Canada
Dieppe, New Brunswick

(1) As of January 1, 2005, G.F. Kym Anthony will also hold the positions of President and Chief Executive Officer of National Bank Financial Group and Senior Vice-President of the Bank.
(2) As of January 1, 2005, Louis Vachon will hold the positions of Chairman of the Board of National Bank Financial Group, Chairman of the Board of Natcan Investment Management Inc. and Senior Vice-President of the Bank.

Officers (cont.)

Vice-Presidents (cont.)

Suzanne Côté
Legal Affairs
Saint-Laurent, Quebec

Jean Dagenais
Chief Accountant
Outremont, Quebec

France David
Basel Accord and Risk Analysis
Longueuil, Quebec

Yvan Desrosiers
Natbank, National Association
Chicoutimi, Quebec

Lévis Doucet
Montreal
Boucherville, Quebec

Nicole Dumont
INC. Business Solutions
Repentigny, Quebec

Michel Faubert
Operations Optimization
Léry, Quebec

Luc Fredette
Credit Canada
Longueuil, Quebec

Clément Gignac
Chief Economist
Saint-Bruno, Quebec

Éric Girard
Internal Fund Manager
Mont-Royal, Quebec

Marc Godin
Finance and Control
Outremont, Quebec

Rubina Havlin
Electronic Payment Solutions
Pointe-Claire, Quebec

Richard Hébert
South Shore
Boucherville, Quebec

Jacynthe Hotte
Operational Risk
Sainte-Geneviève, Quebec

Lynn Jeanniot
Marketing and Public Affairs
Mont-Royal, Quebec

D. William Kennedy
Intervention
Islington, Ontario

Raymond H. Keroack
Laval/North Shore and Abitibi-Témiscamingue
Saint-Bruno, Quebec

Marc Knuepp
Operations Review Program
Laval, Quebec

Pierrette Lacroix
Market Risk
Senneville, Quebec

Jean-Pierre Lambert
Montérégie/Eastern Townships
Boucherville, Quebec

Jacques Latendresse
Nassau
Nassau, Bahamas

Yannik Laurin
West Island
Boisbriand, Quebec

Michelle Leduc
Retail Credit
Montreal, Quebec

Benoît Loranger
Alternative Networks
Laval, Quebec

Benoît Marcotte
Coordination –
Wealth Management Advisory Services
Île-des-Sœurs, Quebec

André Mondor
Montreal
Boucherville, Quebec

Renaud Nadeau
Wealth Management and
Specialized Networks
Île-des-Sœurs, Quebec

Jacques Naud
Laval and North Shore
Laval, Quebec

Martin Ouellet
Treasurer
Outremont, Quebec

David Pinsonneault
Commercial Banking – Bank Tower
Saint-Hilaire, Quebec

Paolo Pizzuto
Sales and Service Strategies
Laval, Quebec

Gérard Proulx
Montérégie and Central Quebec
Brossard, Quebec

Roland Provost
Drummondville/Bois-Francs/Mauricie
Boucherville, Quebec

Chantal Reid
Network Support
Montreal, Quebec

Nicole Rondou
Compliance
Saint-Lambert, Quebec

France Roy Maffeï
Human Resources Intervention
Montreal, Quebec

Sylvie Roy
Customer Relations Centres
Verdun, Quebec

Lili J. Shain
National Accounts, Ontario
Toronto, Ontario

Kevin Smith
Human Resources Operations
Repentigny, Quebec

Vincent Sofia
Asia
Hong Kong, China

John W. Swendsen
Western Canada and Energy
Calgary, Alberta

Marc Taillon
Quebec City and Eastern Quebec
Sainte-Foy, Quebec

Pierre Therrien
Private Banking, Quebec
Montreal, Quebec

Peter D. Thompson
Outaouais/Northern and Eastern Ontario
Manotick, Ontario

Jimmy Villeneuve
Organizational Performance,
Premises and Material Resources
Île-des-Sœurs, Quebec

Kathleen Zicat
Laval/Northern and Western Quebec
Anjou, Quebec

Principal Subsidiaries and Representative Offices Abroad

Canada

Securities brokerage

National Bank Financial Inc.
1155 Metcalfe
5th Floor
Montreal, Quebec H3B 4S9

NBCN Clearing Inc.
1010 de La Gauchetière West
16th Floor
Montreal, Quebec H3B 5J2

Portfolio management

Natcan Investment Management Inc.
1100 University
4th Floor
Montreal, Quebec H3B 2G7

Insurance

National Bank Life Insurance Company
1100 University
12th Floor
Montreal, Quebec H3B 2G7

National Bank General Insurance Inc.
1100 University
11th Floor
Montreal, Quebec H3B 2G7

Trust services

National Bank Trust Inc.
1100 University
12th Floor
Montreal, Quebec H3B 2G7

Natcan Trust Company
1100 University
12th Floor
Montreal, Quebec H3B 2G7

Discount brokerage and mutual funds

National Bank Securities Inc.
1100 University
10th Floor
Montreal, Quebec H3B 2G7

National Bank Discount Brokerage Inc.
1100 University
7th Floor
Montreal, Quebec H3B 2G7

Altamira Financial Services Ltd.
The Exchange Tower
130 King Street West
Suite 900
Toronto, Ontario M5X 1K9

Opus 2 Securities Inc.
141 Adelaide Street West
Suite 330
Toronto, Ontario M5H 3L5

Financial services

National Bank Insurance Firm Inc.
1100 University
12th Floor
Montreal, Quebec H3B 2G7

United States

Natbank, National Association
4031 Oakwood
Plaza Oakwood
Hollywood, FL 33020
U.S.A.

Putnam Lovell NBF Securities Inc.
65 East 55th Street
New York, NY 10022

NBF Private Equity Holdings Inc.
501 Deep Valley Drive
Suite 300
Rolling Hills Estate, CA 90274

NB Capital Corporation
125 West 55th Street
New York, NY 10019

NBC Global Risk Management Inc.
700 Louisiana Street
Suite 3905
Houston, TX 77002

Bahamas

National Bank of Canada (International) Limited
Goodman's Bay Corporate Center
West Bay Street
P.O. Box N-3015
Nassau

United Kingdom

NBC Financial (U.K.) Ltd.
71 Fenchurch Street
11th Floor
London EC3M 4HD

Putnam Lovell NBF Securities Inc.
130 Jermyn Street, St. James's
London SW1Y 4UR

Switzerland

NBF International SA
15, rue du Cendrier
Suite 1201
Geneva

China

NBC Trade Finance Limited
7/F Citic Tower
1 Tim Mei Avenue
Central
Hong Kong

Offices and Branches Abroad

Representative offices

Paris
123, avenue des Champs-Élysées
75008 Paris
France

Hong Kong
3903 Jardine House
1 Connaught Place
Central
Hong Kong
China

Branches

71 Fenchurch Street
11th Floor
London, United Kingdom
EC3M 4HD

125 West 55th Street
22nd Floor
New York, NY 10019
U.S.A.

Goodman's Bay Corporate Center
West Bay Street
P.O. Box N-3015
Nassau, Bahamas

4031 Oakwood
Plaza Oakwood
Hollywood, FL 33020
U.S.A.

1231 South Federal Highway
Pompano Beach, FL 33062
U.S.A.

Information for Shareholders

The Bank's share capital consists of common shares and two series of First Preferred Shares, Series 13 and 15.

Stock Exchange Listings

The common shares of the Bank as well as the First Preferred Shares, Series 13 and 15 and notes are listed on The Toronto Stock Exchange.

Stock exchange listings

Issue or Class	Ticker Symbols	Newspaper Abbreviations
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 13	NA.PR.J	Nat Bk s13 or Natl Bk s13
Series 15	NA.PR.K	Nat Bk s15 or Natl Bk s15
Notes	NA.NT.J	
	NA.NT.K	
	NA.NT.O	

Dividend dates in fiscal 2004-2005

(Subject to approval by the Board of Directors of the Bank)

Ex-dividend dates	Record dates	Payment dates
Common Shares		
December 23, 2004	December 27, 2004	February 1, 2005
March 22, 2005	March 24, 2005	May 1, 2005
June 23, 2005	June 27, 2005	August 1, 2005
September 20, 2005	September 22, 2005	November 1, 2005
First Preferred Shares, Series 13 and 15:		
January 5, 2005	January 7, 2005	February 15, 2005
April 6, 2005	April 8, 2005	May 15, 2005
July 6, 2005	July 8, 2005	August 15, 2005
October 5, 2005	October 7, 2005	November 15, 2005

Dividends declared in fiscal 2003-2004

Common Shares

Ex-dividend dates	Record dates	Payment dates	Dividend per share
December 23, 2003	December 29, 2003	February 1, 2004	$0.33
March 23, 2004	March 25, 2004	May 1, 2004	$0.33
June 24, 2004	June 28, 2004	August 1, 2004	$0.38
September 21, 2004	September 23, 2004	November 1, 2004	$0.38

First Preferred Shares, Series 13 and 15

Ex-dividend dates	Record dates	Payment dates	Dividend per share Series 13	Series 15
January 7, 2004	January 9, 2004	February 15, 2004	$0.40	$0.365625
April 7, 2004	April 12, 2004	May 15, 2004	$0.40	$0.365625
July 7, 2004	July 9, 2004	August 15, 2004	$0.40	$0.365625
October 6, 2004	October 8, 2004	November 15, 2004	$0.40	$0.365625

Dividend Reinvestment and Share Purchase Plan

Under the Dividend Reinvestment and Share Purchase Plan, holders of common shares or preferred shares of the Bank may invest in common shares of the Bank without paying a commission or administration fee.

Participants in the Plan may acquire shares by reinvesting cash dividends paid on shares held by them or by making optional cash payments of a minimum of $500 per cash payment, up to $5,000 per quarter.

For additional information, contact the Registrar, National Bank Trust Inc. at 1-800-341-1419 or (514) 871-7171.

Direct Deposit

Shareholders may elect to have their dividends deposited by electronic funds transfer directly to their bank account at any financial institution that is a member of the Canadian Payments Association.

To do so, they must send a written request to the Transfer Agent, National Bank Trust Inc.

Quarterly Report Publication Dates in Fiscal 2004-2005

First quarter	February 24, 2005
Second quarter	May 26, 2005
Third quarter	August 25, 2005
Fourth quarter	December 8, 2005

Head Office

National Bank of Canada
National Bank Tower
600 de La Gauchetière West
Montreal, Quebec H3B 4L2
Telephone: (514) 394-5000
Telex: 0525181
(Nabacan Montreal)
www.nbc.ca

Transfer Agent and Registrar

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442

For any correspondence:

National Bank Trust Inc.
Share Ownership Management
P.O. Box 888, Station B
Montreal, Quebec
Canada H3B 9Z9

Annual Meeting

The Annual Meeting of Holders of Common Shares of the Bank will be held on Wednesday, March 2, 2005, at 9:30 a.m., Eastern time, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque West, Montreal, Quebec, Canada.

Public Accountability Statement

National Bank of Canada will publish its 2004 Social Responsibility Report in early March 2005. The document will be available on its website at www.nbc.ca.



2004 Annual Report

NATIONAL BANK OF CANADA

Table of Contents

The paper used for this Annual Report is made up of 20% Forest Stewardship Council (FSC) or EcoLogo certified fibres. Much of the paper is also made up of 30% post-consumer fibres.


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FORM OF PROXY

COMMON SHARES

ANNUAL MEETING - MARCH 2, 2005

The undersigned shareholder of **NATIONAL BANK OF CANADA** (the "Bank") hereby appoints **Jean Douville**, failing whom **Paul Gobeil**, failing whom **Réal Raymond**, or instead of the foregoing, ______________________, as proxyholder to attend and act for and on behalf of the undersigned at the **ANNUAL MEETING OF HOLDERS OF COMMON SHARES OF THE BANK TO BE HELD ON MARCH 2, 2005 AT 9:30 A.M.** (Eastern time) (the "Meeting") and at any continuation thereof after an adjournment, with the power of substitution and with all the powers which the undersigned could exercise with respect to said shares if personally present at the Meeting. The shares are to be voted, on any ballot, in accordance with the instructions given below:

BANK PROPOSALS

Management of the Bank recommends voting **FOR** items 1 and 2 below.

1. ELECTION OF DIRECTORS
   PROPOSED NOMINEES:

01 - Lawrence S. Bloomberg	08 - Marcel Dutil
02 - Pierre Bourgie	09 - Jean Gaulin
03 - Gérard Coulombe	10 - Paul Gobeil
04 - Bernard Cyr	11 - Réal Raymond
05 - Shirley A. Dawe	12 - Roseann Runte
06 - Nicole Diamond-Gélinas	13 - Marc P. Tellier
07 - Jean Douville	

TICK ONLY ONE BOX (X)

☐ Vote **FOR** all proposed nominees
or
☐ **ABSTAIN** from voting for the entire slate of proposed nominees
or
☐ **ABSTAIN** from voting for one or more individual nominees*

* WRITE BELOW ONLY THE NUMBER(S) OF THE NOMINEE(S) FOR WHICH YOU ABSTAIN FROM VOTING:

____

2. APPOINTMENT OF AUDITOR ☐ FOR ☐ ABSTAIN

SHAREHOLDER PROPOSALS

Management of the Bank recommends voting **AGAINST** items 3 to 7 below.

3. SHAREHOLDER PROPOSAL NO. 1 ☐ FOR ☐ AGAINST
4. SHAREHOLDER PROPOSAL NO. 2 ☐ FOR ☐ AGAINST
5. SHAREHOLDER PROPOSAL NO. 3 ☐ FOR ☐ AGAINST
6. SHAREHOLDER PROPOSAL NO. 4 ☐ FOR ☐ AGAINST
7. SHAREHOLDER PROPOSAL NO. 5 ☐ FOR ☐ AGAINST

The text of the shareholder proposals is set out in Schedule A of the Management Proxy Circular.

THE INSTRUCTIONS APPEARING OVERLEAF ARE AN INTEGRAL PART OF THIS FORM OF PROXY. PLEASE READ THEM CAREFULLY.

DATE: **SIGNATURE OF SHAREHOLDER:**

This proxy is solicited by the management of the Bank.

PLEASE COMPLETE, DATE, SIGN AND RETURN THE FORM OF PROXY TO NATIONAL BANK TRUST INC. BY MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR BY FAX TO (514) 871-3673 NO LATER THAN 5:00 P.M. (EASTERN TIME) ON FEBRUARY 28, 2005.

SEE INSTRUCTIONS OVERLEAF

INSTRUCTIONS

SIGNATURE

This form of proxy must be signed by the shareholder or by the shareholder's duly authorized agent. If the shareholder is a legal entity, an estate or a trust, the form of proxy must be signed by a duly authorized officer or agent of the legal entity, estate or trust. Signatories of the form of proxy must specify in what capacity they are signing.

ASSUMPTION REGARDING THE SIGNING DATE

If the form of proxy is not dated in the space provided, the form of proxy will be deemed to bear the same date as the date it was mailed or faxed.

PROXIES

Subject to voting right restrictions prescribed by the *Bank Act* (Canada), the shareholder has the right to appoint as proxyholder a person other than one of the persons designated on the front of the form of proxy and may do so by striking out the names indicated and inserting the name of the person chosen in the blank space provided. The proxyholder is not required to be a shareholder of the Bank.

VOTING INSTRUCTIONS

The proxyholder identified on the front of the form of proxy will exercise the voting rights attached to the common shares, in accordance with the instructions given.

If no instructions are given, the voting rights attached to the common shares will be exercised by the proxyholder who is a director of the Bank by voting as follows: FOR items 1 and 2 and AGAINST items 3 to 7. If no instructions are given, the voting rights attached to the common shares will be exercised at the discretion of any other proxyholder with respect to such matters.

The form of proxy confers on the designated proxyholder a discretionary power in relation to any changes proposed with regard to the items set out therein or any other business which may properly come before the Meeting.

ELECTION OF DIRECTORS

Shareholders have the option of voting FOR all the nominees or of ABSTAINING from voting for the entire slate of nominees or for one or more nominees. Shareholders who abstain from voting for certain nominees are presumed to have voted for all the other nominees.

VALIDITY

In order to be valid, the form of proxy must be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec, Canada H3B 9Z9, or by fax to (514) 871-3673 no later than 5:00 p.m. (Eastern time) on February 28, 2005.

Any proxy previously given is hereby revoked.

REVOCATION

Shareholders may revoke a proxy by delivering a written notice to that effect signed by them or by their duly authorized agent to:

i) the Head Office of the Bank, c/o Corporate Secretary's Office, National Bank of Canada, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2, no later than the last business day preceding the day of the Meeting or any continuation thereof after an adjournment; or

ii) the Secretary of the Meeting on the day of the Meeting or any continuation thereof after an adjournment.

CONFIDENTIALITY OF VOTES

In order to protect the confidential nature of voting by proxy, the votes exercised by proxy will be received and compiled for the Meeting by National Bank Trust Inc., the transfer agent and registrar of the Bank. National Bank Trust Inc. will submit a copy of the form of proxy to the Bank only when a shareholder clearly wishes to express a personal opinion to management or when it is required for legal reasons.

PLEASE REFER TO THE MANAGEMENT PROXY CIRCULAR WHICH ACCOMPANIES THIS FORM OF PROXY. FOR ANY INFORMATION REGARDING THIS FORM OF PROXY, PLEASE CALL 1-877-288-1230.

File No. 82-3764


NATIONAL
BANK
OF CANADA

Notice of Annual Meeting of Shareholders
March 2, 2005
and
Management Proxy Circular

TABLE OF CONTENTS



January 13, 2005

Dear Shareholder,

We are pleased to invite you to attend the Annual Meeting of Shareholders of National Bank of Canada to be held at 9:30 a.m., on Wednesday, March 2, 2005, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec.

At this Annual Meeting, you will have an opportunity to consider certain information about the Bank and you will be called upon to vote on the business set out in this Notice of Annual Meeting.

We also invite you to consult the attached Management Proxy Circular, which contains important information, in particular, about exercising your voting rights.

Sincerely,

Jean Douville
Chairman of the Board

Réal Raymond
President and Chief Executive Officer


NATIONAL
BANK
OF CANADA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Date: Wednesday, March 2, 2005
Time: 9:30 a.m. (Eastern time)
Place: Fairmont The Queen Elizabeth Hotel
900 René-Lévesque Boulevard West
Montreal, Quebec
Canada

Business of the Meeting:

1. Receive the consolidated financial statements for the financial year ended October 31, 2004 and the auditors' report thereon;
2. Elect directors;
3. Appoint the auditor;
4. Consider shareholder proposals, as set out in Schedule A to the Circular; and
5. Transact such other business as may properly be brought before the Meeting.

Holders of record of common shares of the Bank at 5:00 p.m. on January 13, 2005 are entitled to receive the Notice of Annual Meeting of Shareholders. On that date, 168,519,379 common shares of the Bank were issued and outstanding. Each holder of common shares is entitled to cast one vote per share held, unless restricted in the *Bank Act* (Canada).

By order of the Board of Directors,

Linda Caty
Vice-President and Corporate Secretary

January 13, 2005

Holders of common shares of the Bank who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy. Proxies may be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec, Canada H3B 9Z9 or sent by fax to (514) 871-3673. In order to be valid, the form of proxy must reach National Bank Trust Inc. no later than 5:00 p.m. on February 28, 2005.

For any questions regarding the Circular, the form of proxy or the exercise of voting rights, please call 1-877-288-1230.

As at December 29, 2004 (unless otherwise indicated)

SECTION 1

Voting Information

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by the management of National Bank of Canada (the "Bank") of proxies to be used at the Annual Meeting of Holders of Common Shares of the Bank (the "Meeting"), for the purposes indicated in the Notice of Meeting, to be held at 9:30 a.m. (Eastern time) on Wednesday, March 2, 2005, at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque Boulevard West, Montreal, Quebec, and at any continuation thereof after an adjournment. The solicitation of proxies will be done by mail, electronically, by telephone or in person. Employees, officers, directors or agents of the Bank will solicit the proxies. The Bank will also use the services of an outside agency, Georgeson Shareholder Canada Inc., to solicit proxies on its behalf. The Bank estimates the cost for such solicitation will be approximately $33,000, which it will assume.

VOTING COMMON SHARES

Holders of record of common shares of the Bank at 5:00 p.m. on January 13, 2005 or their duly authorized agents are entitled to receive the Notice of Annual Meeting and to vote at the Meeting. After such date, any person who acquires common shares of the Bank must request, no later than 10 days before the Meeting, that their name be included on the register of shareholders of the Bank in order to be entitled to vote. To do so, such person must contact the transfer agent by writing to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec, Canada H3B 9Z9, or by calling one of the following numbers: 1-800-341-1419 or (514) 871-7171.

On January 13, 2005, the date the register of the Bank was closed, 168,519,379 common shares of the Bank were issued and outstanding.

Holders of common shares are entitled to cast one vote per share held. However, the *Bank Act* (Canada) (the "Act") contains provisions which specifically prohibit the exercise of voting rights attached to the shares of the Bank held by the government of Canada or a province or a government of a foreign country, as well as any agency thereof.

To the knowledge of the directors and officers of the Bank, no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to the common shares of the Bank.

Holders of common shares of the Bank may vote in person at the Meeting or may complete, sign and return the enclosed form of proxy. This form of proxy authorizes a proxyholder to represent and to vote on behalf of the holder of common shares at the Meeting.

NON-REGISTERED SHAREHOLDERS

The names of shareholders whose shares are held in the name of a broker or other intermediary do not appear on the list of shareholders of the Bank. To vote, these shareholders must ask the broker or other intermediary to send them the material relating to the Meeting, complete the request for voting instructions sent by the broker or other intermediary and, if they wish to vote in person, insert their name as the proxyholder.

APPOINTMENT OF PROXYHOLDERS

The proxyholders designated in the enclosed form of proxy are directors and/or officers of the Bank. If a shareholder wishes to appoint a proxyholder other than one of the persons designated in the form of proxy, the shareholder may do so by striking out the names appearing thereon and inserting the name of such person in the blank space provided. If the shareholder is a legal entity, an estate or a trust, the form of proxy must be signed by a duly authorized officer or agent. A proxyholder is not required to be a shareholder of the Bank. In order to be valid, the form of proxy must be returned by mail in the postage-paid envelope provided to National Bank Trust Inc., Share Ownership Management, P.O. Box 888, Station B, Montreal, Quebec, Canada H3B 9Z9, or by fax to (514) 871-3673, no later than 5:00 p.m. on February 28, 2005.

SECTION 1

Voting Information (cont.)

VOTING BY PROXY

Common shares represented by a proxy are to be voted by the proxyholder designated in the enclosed form of proxy as instructed by the shareholder.

If no instructions are given, the voting rights attached to the common shares will be exercised by the proxyholder who is a director and/or officer of the Bank by voting as follows:

- **FOR** the election of all nominees proposed as director by the management of the Bank;
- **FOR** the appointment of the auditor;
- **AGAINST** the shareholder proposals set out in Schedule A to the Circular.

If no instructions are given, any other proxyholder will have discretionary authority when exercising the voting rights attached to the common shares concerning these matters.

The proxy confers on the proxyholder designated therein discretionary authority with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meeting. Any proxy previously given is thereby revoked.

As at the date hereof, management of the Bank is not aware of any amendment or other matter which may properly come before the Meeting.

REVOCATION OF PROXIES

Shareholders may revoke a proxy by delivering a written notice to the Bank to that effect signed by them or their duly authorized agents to:

- the Head Office of the Bank, c/o Corporate Secretary's Office, National Bank of Canada, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2, no later than the last business day preceding the day of the Meeting, namely at 5:00 p.m. on March 1, 2005, or any continuation thereof after an adjournment; or
- the Secretary of the Meeting on the day of the Meeting, or any continuation thereof after an adjournment.

CONFIDENTIALITY OF VOTES

In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the Meeting by National Bank Trust Inc., the transfer agent and registrar of the Bank. National Bank Trust Inc. submits a copy of the form of proxy to the Bank only when a shareholder clearly wishes to express a personal opinion to management or when necessary to comply with legal requirements.

SECTION 2

Business of the Meeting

FINANCIAL STATEMENTS AND AUDITORS' REPORT

The consolidated financial statements of the Bank for the financial year ended October 31, 2004 and the auditors' report thereon are included in the Annual Report of the Bank, which has been mailed to shareholders with this Circular.

ELECTION OF DIRECTORS

This section presents the professional experience of the nominees for election to the Board of Directors (the "Board") of the Bank. The names of the public corporations on whose boards the nominees currently serve or have served as director in the past five years are also indicated.

Management of the Bank recommends voting **FOR** the election of all the nominees to the Board whose biographies follow.

Each director elected at the Meeting will hold office until the close of the subsequent annual meeting of the Bank.

Lawrence S. Bloomberg
Toronto, Ontario



Mr. Bloomberg, 62, is an advisor to National Bank Financial Inc., where he served as Co-Chairman of the Board and Co-Chief Executive Officer from October 1999 to October 2000. Prior to that, Mr. Bloomberg was Chairman of the Board and President and Chief Executive Officer of First Marathon Inc., a company he founded in 1979 and which was integrated with National Bank Financial Inc. in 1999.

Mr. Bloomberg has extensive expertise in the financial sector, both nationally and internationally. He contributed to the growth of several financial companies before starting his own business and becoming one of the Bank's experts in financial matters. As a result of his involvement in several business organizations, he brings valuable insight and a unique perspective to the Board concerning developments in the financial sector in Canada and abroad.

Mr. Bloomberg currently serves as Chairman of the Board of Mount Sinai Hospital. In the past five years, he served on the board of Cinram International Inc.

Director since:	August 1999
Common shareholdings[1]:	623,325

Pierre Bourgie
Outremont, Quebec



Mr. Bourgie, 48, has been President and Chief Executive Officer since 1996 of Société Financière Bourgie Inc., a diversified investment company, and President of Montreal Partners Inc., a merchant bank specializing in business financing. He is actively involved in a number of economic, community and cultural organizations.

As a business leader and a director of several companies, Mr. Bourgie brings to the Board his business management skills as well as a keen understanding of corporate governance and international business management.

Mr. Bourgie currently serves on the boards of Saputo Inc. and Canam Group Inc. In the past five years, he served as a director of Hydro-Québec.

Director since:	March 1998
Chair of the Audit and Risk Management Committee	
Member of the Conduct Review and Corporate Governance Committee	
Common shareholdings:	108,513

(1) Common shareholdings include common shares beneficially owned, controlled or directed.

SECTION 2

Business of the Meeting (cont.)

Gérard Coulombe
Sainte-Marthe, Quebec



Mr. Coulombe, 57, has been a Senior Partner of Desjardins Ducharme Stein Monast, General Partnership, since 1977, where he practises business law. He was appointed Chairman of the Board of the firm in 2000. Mr. Coulombe is also Chairman Emeritus of Lex Mundi Ltd., a global association of more than 150 independent law firms. He was formerly with the Department of Finance Canada where he was responsible for negotiating international tax treaties.

Mr. Coulombe sits on the boards of FMI Acquisition Inc., National Bank Life Insurance Company, National Bank Group Inc. and National Bank Acquisition Holding Inc.

He has vast expertise in business management and corporate law, especially regarding financial institutions and crown corporations, as well as the creation of financial and industrial consortiums. He also has a solid understanding of corporate governance matters.

In the past five years, Mr. Coulombe served as a director of Sodisco-Howden Group Inc., which was privatized in December 2004.

Director since:	February 1994
Member of the Human Resources Committee	
Common shareholdings:	3,800
Deferred stock units ("DSUs")(1):	9,651

Bernard Cyr
Cap Shediac, New Brunswick



Mr. Cyr, 56, has been President of Cyr Holdings Inc., a holding company in the hotel, commercial real estate, restaurant and entertainment sectors, since 1986, and President of Dooly's Inc., an entertainment industry franchisor, since 1993. Mr. Cyr serves on the boards of several companies and is involved with charitable organizations. He was a member of the Bank's Atlantic Canada business development committee from 1996 to 2001.

In addition to his entrepreneurial vision, Mr. Cyr brings to the Board varied experience in the management of small and medium-sized enterprises as well as a thorough understanding of regional markets.

Mr. Cyr currently serves on the board of the New Brunswick Power Corporation.

Director since:	August 2001
Member of the Audit and Risk Management Committee	
Common shareholdings:	6,787

Shirley A. Dawe
Toronto, Ontario



Ms. Dawe, 58, is a Corporate Director and has been President of Shirley Dawe Associates Inc., a Toronto-based management consulting company specializing in the retail sector, since 1986. From 1969 to 1985, she held progressively senior executive positions with Hudson's Bay Company.

Her wide management and consumer marketing experience brought Ms. Dawe to the boards of directors of numerous public and private companies in Canada and the United States. Her expertise in the retail sector led to her appointment on industry-specific public task forces and to academic and not-for-profit boards.

Ms. Dawe brings to the Board a deep understanding of consumer trends and winning business strategies in the North American retail industry coupled with a keen appreciation of corporate governance issues.

Ms. Dawe currently serves on the boards of OshKosh B'Gosh, Inc., The Bon-Ton Stores, Inc. and Henry Birks & Sons Inc. In the past five years, she served as a director of Moore Wallace Incorporated, formerly known as Moore Corporation Limited, and Silcorp Limited.

Director since:	July 1988
Member of the Human Resources Committee	
Member of the Conduct Review and Corporate Governance Committee	
Common shareholdings:	3,560
DSUs:	3,558

Nicole Diamond-Gélinas
Saint-Barnabé-Nord, Quebec



Ms. Diamond-Gélinas, 60, has been President and General Manager of Aspasie Inc., a manufacturer of colour charts, since 1976 and is President of Plastifil Inc., a plastics extrusion and injection molding company. She also heads a company specializing in the sale, leasing and servicing of motor vehicles. Actively involved in her region's business community, she is a member of the Chambre de commerce de Trois-Rivières and was a member of the Mauricie business development committee of the Bank from 1992 to 1998.

Ms. Diamond-Gélinas serves on the board of National Bank Life Insurance Company.

She has first-hand experience of the realities and challenges facing small and medium-sized manufacturers as well as a solid grasp of the economic and social dynamics of regional markets.

Director since:	March 1998
Member of the Audit and Risk Management Committee	
Common shareholdings:	21,933
DSUs:	396

(1) For more information, please refer to the "Forms of Remuneration of Directors of the Bank" section of this Circular.

SECTION 2

Business of the Meeting (cont.)

Jean Douville
Bedford, Quebec



Mr. Douville, 61, has been Chairman of the Board of the Bank since March 10, 2004. He is also Chairman of the Board of UAP Inc., a company specializing in the distribution and reconditioning of replacement parts and accessories for cars, trucks and industrial machinery. Mr. Douville was called to the Quebec Bar in 1968 and began working for UAP Inc. in 1971. He became President of the company in 1981, and was subsequently appointed Chief Executive Officer in 1982 and then Chairman of the Board in 1994.

Mr. Douville brings to the Board in-depth knowledge of a key industrial sector in North America as well as experience in managing a large corporation.

Before serving as Chairman of the Board of the Bank, he was successively Chair of the Audit and Risk Management Committee and Chair of the Conduct Review and Corporate Governance Committee.

He currently serves on the board of Genuine Parts Company. In the past five years, he served as a director of Leroux Steel Inc. and Van Houtte Inc.

Director since:	November 1991
Chairman of the Board of Directors	
Common shareholdings:	5,003
DSUs:	5,928

Marcel Dutil
Outremont, Quebec



Mr. Dutil, 62, is Chairman of the Board and Chief Executive Officer of Canam Group Inc. He is the founder of this industrial company, which mainly designs and manufactures frames, joists and steel decks.

In building his business from the ground up, Mr. Dutil has acquired solid experience in the areas of management and market development, especially international markets.

Mr. Dutil currently serves on the boards of Canam Group Inc. and The Jean Coutu Group (PJC) Inc. In the past five years, he served as a director of Leroux Steel Inc., Donohue Inc., MAAX Inc., which was privatized in June 2004, and Total Containment Inc.

Director since:	January 1982
Member of the Human Resources Committee	
Common shareholdings:	20,331
DSUs:	6,212

Jean Gaulin
San Antonio, Texas, United States



Mr. Gaulin, 62, is a corporate director. He was Chairman of the Board of Ultramar Diamond Shamrock Corporation from January 1, 2000 to January 1, 2002, and also President and Chief Executive Officer from January 1, 1999 to January 1, 2002. In 1996, following the merger of Ultramar Corporation and Diamond Shamrock Inc., he was named Vice-Chairman of the Board, President and Chief Operating Officer of Ultramar Diamond Shamrock. Prior to the merger, he was Chairman of the Board and Chief Executive Officer of Ultramar Corporation. He is also involved in a number of charitable organizations.

Mr. Gaulin was a member of the Board of Directors of National Bank Financial & Co. Inc. until January 2, 2005.

He brings to the Board expertise in the oil industry and solid experience in managing a large North American corporation.

Mr. Gaulin currently serves on the boards of Crane Co., RONA Inc. and Saputo Inc. In the past five years, Mr. Gaulin served as a director of Abitibi-Consolidated Inc. and Ultramar Diamond Shamrock Corporation.

Director since:	October 2001
Chair of the Human Resources Committee	
Member of the Audit and Risk Management Committee	
Common shareholdings:	23,442
DSUs:	7,018

Paul Gobeil, FCA
Île-des-Soeurs, Quebec



Mr. Gobeil, 62, is Vice-Chairman of the Board of Metro Inc. and Chairman of the Board of Export Development Canada. He has been a Member of the Ordre des comptables agréés du Québec since 1965 and a Fellow since 1986. From 1974 to 1985, he held a number of executive positions at Provigo Inc. Elected as the MNA for Verdun in 1985, he was, until 1989, successively Minister Responsible for Administration, President of the Treasury Board and Minister of International Affairs in the Quebec government.

Mr. Gobeil was a member of the Board of Directors of National Bank Financial & Co. Inc. until January 2, 2005.

His corporate governance, financial and accounting management and corporate strategy expertise make him an invaluable asset to the Board.

Mr. Gobeil currently serves on the boards of Hudson's Bay Company, Yellow Pages Income Fund, Canam Group Inc. and Metro Inc. In the past five years, he served as a director of BridgePoint International Inc., DiagnoCure Inc., Nstein Technologies Inc., and MAAX Inc., which was privatized in June 2004.

Director since:	February 1994
Chair of the Conduct Review and Corporate Governance Committee	
Member of the Audit and Risk Management Committee	
Common shareholdings:	10,441
DSUs:	16,168

SECTION 2

Business of the Meeting (cont.)

Réal Raymond
Île-des-Soeurs, Quebec



Mr. Raymond, 54, has been President and Chief Executive Officer of the Bank since March 2002. He is responsible for the strategies, orientations and development of the Bank and its subsidiaries. Mr. Raymond has held a number of positions since joining the Bank in 1970, including that of Senior Vice-President – Treasury and Financial Markets from 1992 to 1997. In 1997, he joined Lévesque Beaubien Geoffrion Inc., now National Bank Financial Inc., where he served as Senior Executive Vice-President – Corporate Financing while maintaining his responsibilities as Senior Vice-President at the Bank. In November 1999, he was named President – Personal and Commercial Bank and, in July 2001, President and Chief Operating Officer of the Bank.

Mr. Raymond chairs the boards of two of the Bank's subsidiaries, National Bank Life Insurance Company and National Bank Trust Inc. He is also President of National Bank Group Inc. and National Bank Acquisition Holding Inc.

Mr. Raymond has an MBA from the Université du Québec à Montréal (UQAM).

He is involved in many professional and community organizations. Mr. Raymond is the Vice-Chair of the board of directors of the Conference Board of Canada. He serves on the board of directors of the Fondation de l'Université du Québec à Montréal, St. Mary's Hospital Foundation and the Montreal Symphony Orchestra. He is also President of The Montreal Museum of Fine Arts Foundation.

Mr. Raymond brings to the Board his diverse expertise in the field of banking as well as an in-depth understanding of business operations and strategies in several sectors of activity.

Director since:	November 1999
Common shareholdings:	29,640
DSUs for officers[1]:	65,243

Marc P. Tellier
Montreal, Quebec



Mr. Tellier, 36, has been President and Chief Executive Officer of Yellow Pages Group, *publisher of telephone directories in Canada*, since 2001. He has held a number of management positions in sales and finance throughout his career, including Senior Vice-President – Partnership Development at Bell Canada. He was also President and Chief Executive Officer of Sympatico-Lycos Inc., the leading Canadian Internet portal. Mr. Tellier was named one of Canada's "Top 40 under 40" for 2000 by *The Globe and Mail* and is committed to a charitable organization in the Greater Montreal area.

Mr. Tellier brings to the Board management experience in the Canadian communications and media industry.

Mr. Tellier also sits on the Board of the Yellow Pages Income Fund.

Director since:	–
Common shareholdings:	–

Roseann Runte
Norfolk, Virginia, United States



Ms. Runte, 56, has been President of Old Dominion University in Norfolk, Virginia since July 1, 2001. She also served as President of Victoria University in Toronto from 1994 to 2001. She has a Ph.D. in French from the University of Kansas. She is the author of many books and articles, especially on education and economic and cultural development. Ms. Runte chairs the Commission on International Education. She is a member of the executive committee of the Club of Rome and also serves on the board of the Virginia Advanced Ship Building Information Carrier Design Center. In the past, she sat on various boards of directors in the literary, cultural and economic development sectors, and she served as President of the Canadian Commission for Unesco from 1992 to 1996. She also served on the board of Expo 2000 in Germany.

Drawing on her management experience in the Canadian university milieu and her involvement with boards in Canada and abroad, Ms. Runte brings to the Board her vision of the issues facing markets in a globalized business environment.

Ms. Runte serves on the board of The Jean Coutu Group (PJC) Inc.

Director since:	April 2001
Member of the Conduct Review and Corporate Governance Committee	
Common shareholdings:	2,317
DSUs:	4,579

(1) For more information, please refer to the "Total Compensation of Named Executive Officers of the Bank" section of this Circular.

SECTION 2

To the knowledge of the Bank, no director of the Bank has been, in the 10 years prior to the date of this Circular, a director or an officer of any other company, that while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied it access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the director, except for Marcel Dutil, who was on the board of directors of Total Containment Inc. when it was placed under the protection of Chapter 11 of the *United States Bankruptcy Code* on March 4, 2004.

For further information on the number of meetings held by the Board and its committees as well as the attendance of directors at such meetings, and their remuneration during the most recently completed financial year, please refer to the "Corporate Governance" section of this Circular.

Suzanne Leclair and Jean Turmel will not be standing for re-election. E.A. (Dee) Parkinson-Marcoux resigned as a director on December 17, 2004.

APPOINTMENT OF AUDITOR

On the advice of the Audit and Risk Management Committee and the Board, the Bank's management recommends voting **FOR** the appointment of the accounting firm Samson Bélair/Deloitte & Touche, S.E.N.C.R.L. ("SB/DT") as auditor of the Bank for the financial year commencing November 1, 2004 and ending October 31, 2005.

SB/DT has served as auditor of the Bank during the previous five financial years, whereas PricewaterhouseCoopers LLP ("PwC") served as auditor of the Bank in 1999, 2000, 2002 and 2003.

In order to be passed, the proposal regarding the appointment of the auditor must be approved by a majority of votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting.

The chart below sets out the fees billed by SB/DT and PwC to the Bank and its subsidiaries for various services rendered during the past two financial years.

AUDITOR FEES

	2004	2003[1]	
	SB/DT ($)	SB/DT ($)	PwC ($)
Audit services[2]	3,691,258	2,111,504	1,652,369
Audit-related services[3]	–	145,209	25,900
Tax consulting[4]	1,242,348	1,995,816	105,925
Other services[5]	40,066	126,569	361,096
Total	4,973,672	4,379,098	2,145,290

(1) Fees for 2003 are presented taking into account the new, recently published Canadian Securities Administrators' requirements, which clarify the definition of the components of the various service categories.

(2) Audit fees include fees for services related to the audit of the Bank's financial statements or other services that are normally provided by the external auditors in connection with statutory or regulatory filings or engagements. These fees also include fees for comfort letters, statutory audits, attest services, consents and assistance with the preparation and review of documents filed with regulators, as well as in connection with the interpretation of accounting and financial reporting standards.

(3) Audit-related fees include assurance and related services that are performed by the Bank's auditors. These services also include accounting consultations in connection with acquisitions and divestitures and internal control reviews.

(4) Tax consulting fees include fees for assistance with tax planning, during restructurings and when taking a tax position, as well as preparation and review of income and other tax returns and tax opinions.

(5) Other fees include fees for financial services (business recovery), risk management services, legislative and/or regulatory compliance services and merger integration services.

SECTION 2

Business of the Meeting (cont.)

SHAREHOLDER PROPOSALS

Shareholder proposals were received by the Bank within the time limits prescribed in the Act.

A translation of the complete text of the proposals on which the shareholders will be voting is provided in Schedule A to this Circular.

Management of the Bank recommends voting **AGAINST** shareholder proposals Nos. 1 to 5 for the reasons set out at the end of these proposals.

In order to be passed, these proposals must be approved by a majority of the votes cast by the holders of common shares present or represented by proxy and entitled to vote at the Meeting.

Any proposal a shareholder would like to have included at the Annual Meeting of Shareholders to be held in 2006 must be received no later than 5:00 p.m. (Eastern time) on December 2, 2005.

SECTION 3

Information on Compensation

REMUNERATION OF DIRECTORS OF THE BANK

In order to provide competitive remuneration and recognize the ongoing and increasing complexity of the Bank's business, the Board of the Bank, on the recommendation of the Conduct Review and Corporate Governance Committee, has adopted a remuneration program for directors.

The purpose of the remuneration program for directors is to provide the Bank with the tools required to recruit and retain qualified individuals to serve as members of the Board and contribute to the Bank's success. The program also aims to align the interests of the members of the Board of Directors more closely with those of the Bank's shareholders. The Bank offers directors remuneration that is in line with that of its reference market.

Directors are required to hold common shares of the Bank or DSUs valued at not less than five times the amount of their annual retainer as a director of the Bank. They have a period of five years from the date they take office to attain this level. A DSU is a right which has a value equal to the market price of a common share of the Bank at the time the DSUs are credited, i.e., quarterly, to an account in the director's name. Additional DSUs are credited to that account when dividends are paid on common shares. DSUs can only be cashed when the director leaves the Board.

Directors may choose to receive their annual retainer and meeting fees in the form of cash and/or common shares and/or DSUs.

Directors receive the following fees for serving on the Boards of Directors and committees of the Bank and its subsidiaries designated below:

National Bank of Canada

Annual retainer of a director	
• In cash:	$ 25,000
• In common shares:	$ 7,500
Annual retainer of the Chairman of the Board:	$ 150,000
Committee chair annual retainers	
• In cash:	$ 10,000
• In common shares:	$ 5,000
Committee member annual retainers (including committee chairs)	
• In cash:	$ 3,500
• In common shares:	$ 2,500
Board and committee meeting fees:	$ 1,500

SECTION 3

Information on Compensation (cont.)

National Bank Financial & Co. Inc.	
Annual retainer of a director	
• In cash:	$ 15,000
Committee chair annual retainers	
• In cash:	$ 7,500
Committee member annual retainers (including committee chairs)	
• In cash:	$ 2,500
Board and committee meeting fees:	$ 1,500
National Bank Life Insurance Company	
Annual retainer of a director	
• In cash:	$ 6,000
Committee chair annual retainers	
• In cash:	$ 3,000
Committee member annual retainers (including committee chairs)	
• In cash:	$ 1,800
Board and committee meeting fees:	$ 1,000
National Bank Trust Inc.	
Annual retainer of a director	
• In cash:	$ 6,000
Committee chair annual retainers	
• In cash:	$ 1,000
Committee member annual retainers (including committee chairs)	
• In cash:	$ 1,000
Board and committee meeting fees:	$ 500
FMI Acquisition Inc.	
Annual retainer of a director	
• In cash:	$ 500

For more information on the remuneration received by individual directors during the financial year, please refer to the "Corporate Governance" section of this Circular.

OTHER REMUNERATION PAID TO A DIRECTOR

During the most recently completed financial year, only one director received, directly from one of the Bank's subsidiaries, remuneration other than that received in his capacity as a Bank director. Under a service contract entered into in February 2001 with National Bank Financial Inc. and renewed in October 2002, Lawrence S. Bloomberg serves as advisor to National Bank Financial and, as such, receives an annual retainer, commissions, a business development allowance and reimbursement for various administrative expenses incurred when carrying out his duties. For the financial year ended October 31, 2004, Mr. Bloomberg received a total of $1,593,306.

The directors of the Bank who are also officers of the Bank do not receive any remuneration in their capacity as directors of the Bank or any of its subsidiaries. However, the Bank and its subsidiaries reimburse these directors for the expenses they incur to attend meetings.

SECTION 3

Information on Compensation (cont.)

COMPENSATION PAID TO OFFICERS

Report of the Human Resources Committee on the Compensation of Officers of the Bank

Dear Shareholder,

I am pleased to present, in the following pages, the report of the Human Resources Committee on the Compensation of Officers of the Bank.

The Board mandates the Human Resources Committee to supervise and approve the human resources policies and practices of the Bank that support the Bank's performance objectives and shareholders' interests.

More specifically, the Committee:

- reviews and comments on the Bank's management succession plan, executive succession planning and the profiles of the Presidents, Senior Vice-Presidents and Vice-Presidents (the "Officers") likely to be promoted;
- reviews the content and recommends that the Board adopt policies in matters of total compensation for employees and Officers of the Bank while ensuring that they are in keeping with shareholders' interests and the Bank's long-term growth;
- appraises the performance of the President and Chief Executive Officer and reviews the performance appraisals of the other Officers submitted by the President and Chief Executive Officer;
- annually reviews the total compensation of all Officers based on their performance;
- oversees the management of the pension plans and pool fund.

In exercising its role and responsibilities, the Committee applies four major corporate governance principles:

- Independence
  The Committee analyzes the information and recommendations received, taking into consideration management's perspectives and shareholders' interests. To this end, the Committee works directly with internal and external compensation consultants and reviews the practices of widely held companies in Canada, including major financial institutions, to ensure that the Bank provides competitive compensation to its Officers.

- Performance follow-up
  Each year, the Committee follows up on the Officer performance appraisal program by:
  - approving the performance objectives set at the beginning of the year. The objectives include criteria to benchmark the Bank's financial performance against that of its peer group, monitoring the Bank's strategic plan, the customer satisfaction level and human resources management indicators;
  - periodically monitoring achievement of pre-determined performance objectives throughout the year and at the end of the year;
  - awarding incentive compensation that is clearly linked to the Bank's performance objectives, as compared with the performance of the other Canadian banks.

- Succession planning and development
  The Committee oversees the Human Resources strategic planning and management succession program and annually monitors the progress of Officers who have a key position in the Bank, as well as candidates identified in the succession plan. The Committee is concerned with fostering the loyalty of key succession candidates by ensuring that their functions are challenging, their compensation is competitive and their competencies are broadened.

- Quality of communications
  The Committee considers it essential to inform shareholders of the work accomplished and decisions made during the year and to show that its members act openly on behalf of shareholders and ensure that their interests are protected.

At the end of the financial year ended October 31, 2004, the Committee comprised five directors. The Committee is chaired by myself. The other members are Gérard Coulombe, Shirley A. Dawe, Marcel Dutil and E.A. (Dee) Parkinson-Marcoux[1].

Jean Gaulin
Committee Chair

(1) E.A. (Dee) Parkinson-Marcoux resigned as a director and a member of the Human Resources Committee on December 17, 2004.

SECTION 3

Information on Compensation (cont.)

Committee's Achievements in the 2003-2004 Financial Year

During the 2003-2004 financial year, the Committee analyzed various strategic orientations relating to Officer compensation and organizational issues. More specifically, the Committee:

- reviewed the total direct compensation of Bank Officers;
- approved the variable-compensation program of certain Officers of National Bank Financial Group, which has been in effect since November 1, 2004;
- approved a restricted stock unit compensation program for certain Officers, which has been in effect since November 1, 2004;
- carried out the performance appraisal of the President and Chief Executive Officer;
- examined the annual performance appraisals of the other Bank Officers submitted by the President and Chief Executive Officer;
- examined the competency profile of the Officers in order to ensure succession planning and development of Bank Officers;
- initiated a process to accelerate the preparation of a leadership development program at the Bank;
- monitored, in particular, the succession of the President – Financial Markets, Treasury and Investment Bank;
- examined the opportunity to amend the Bank's pension plan.

Principles Governing Officer Compensation

Compensation is one of the tools used by the Bank to attract, motivate and foster the loyalty of high-calibre Officers who are focused on improving the performance of the Bank and generating value for shareholders.

The Committee sets total direct compensation at the median total direct compensation of the reference market, which comprises widely held Canadian companies, including major financial institutions, adjusted to take into consideration characteristics specific to the Bank. In doing so, the Committee solicits the opinion of external compensation specialists.

The recommendations of the Committee are based on the following guiding principles:

- the compensation of Officers is linked to the creation of shareholder value;
- the annual bonus program supports the Bank's strategic objectives and offers fully competitive total cash compensation, taking into account the financial results of the Bank and its segments;
- the long-term variable compensation program aligns Officers' interests with the long-term interests of the Bank's shareholders and the Bank's long-term growth;
- the proportion of variable compensation in relation to base salary increases in line with the function's level of responsibility and impact on the Bank's results;
- employee benefits and the pension plan are comparable, on the whole, to those offered by the reference market.

Components of the Compensation of Officers of the Bank

The total direct compensation of Officers of the Bank consists of a cash component (i.e., base salary and an annual bonus) and long-term variable compensation, which is complemented by a benefits package. The target value of each of these components (excluding benefits) varies in line with the level of responsibility. The base salary component may represent 17% to 58% of this compensation; the annual bonus, 17% to 21%; and long-term variable compensation, 22% to 67%.

Base Salary

The Committee reviews the base salary of each Officer annually, taking into account his or her level of responsibility, experience and performance. To ensure that the base salaries of Officers are competitive, the Committee uses the median salaries of the Bank's reference market, adjusted to take into consideration characteristics specific to the Bank. In 2004, the Committee approved recommendations to adjust the base salaries of certain of its Officers in order to maintain them at the median salaries of the Bank's reference market.

Variable Compensation Programs

Annual Bonus Program

The Bank offers an annual bonus program to all its employees. Under the terms of this program, the total bonus envelope to be shared is calculated according to:

(1) the Bank's overall financial results ("Return on Equity" (ROE) and "Growth in Earnings per Share" (GEPS)) and those of its business segments versus the objectives set at the beginning of the year;
(2) the Bank's financial performance compared with that of the five major Canadian banks.

For the President and Chief Executive Officer and the members of the Executive Committee, with the exception of G.F. Kym Anthony, Jean Turmel and Louis Vachon, 80% of the envelope is created based on ROE and 20% on GEPS.

SECTION 3

Moreover, the bonus paid to each Officer, including the President and Chief Executive Officer, is based not only on the Bank's financial results, but also on such criteria as customer satisfaction, management quality and individual Officer performance.

Lastly, certain Officers in the Financial Markets segment participate in an annual bonus program based on the profitability of their respective groups. Under this program, an amount equal to 30% of the bonus paid is deferred.

Deferred Stock Unit Plan for Officers

The objective of the Deferred Stock Unit Plan for Officers ("DSUs for Officers") is to align the interests of certain Bank Officers more closely with those of shareholders by tying a portion of their compensation to the future value of the Bank's common shares. A DSU for Officers is a right which has a value equal to the market closing price of a common share of the Bank on the Toronto Stock Exchange on the day preceding the grant. Additional DSUs for Officers are credited to the Officer's account and are calculated proportionately to the dividends paid on common shares. DSUs for Officers may only be cashed when the Officer retires or leaves the Bank. In general, the member may then request that all or some of his or her vested DSUs for Officers be redeemed by filing up to eight notices of redemption of DSUs for Officers no later than December 1 of the first calendar year after the calendar year in which the Officer ceased to be employed at the Bank.

In the case of the President – Financial Markets, Treasury and Investment Bank, 33% of his annual bonus is paid in the form of DSUs for Officers.

Since 2002, the President and Chief Executive Officer has been paid a portion (30%) of his long-term compensation in the form of DSUs for Officers replacing stock options in part. In addition, since 2003, the Senior Vice-Presidents on the Executive Committee have been able, at their option, to receive up to 30% of their long-term compensation in the form of DSUs for Officers rather than stock options.

Restricted Stock Unit Plan

A Restricted Stock Unit Plan ("RSU Plan") was approved to ensure that the compensation of certain Officers is competitive and to foster retention. Under the Plan, a fixed percentage of the annual bonus is paid in the form of RSUs. The value of these units corresponds to the closing market price of the common shares of the Bank on the Toronto Stock Exchange on the day preceding the grant. The units vest only at the end of the third year after the grant date, which is also their maturity date. A cash payment will be equal to the number of vested units multiplied by the price corresponding to the average closing market price of the common shares of the Bank on the Toronto Stock Exchange for the 20 days preceding the date the units vest. This Plan came into effect at the beginning of the 2004-2005 financial year.

Stock Option Plan

The purpose of the Stock Option Plan is also to encourage Officers and other designated persons of the Bank or its subsidiaries to contribute to the growth of shareholder investment by giving them the opportunity to benefit from the appreciation in the value of the common shares of the Bank. Each year, when granting options, the Committee reviews the number and term of previously granted options. After setting the terms and conditions, the Committee grants options, on an annual basis, to Officers and other designated persons of the Bank and its subsidiaries. Options vest over four years and may be exercised in whole or in part before the expiration date determined by the Committee at the time they are granted, up to a maximum of 10 years. Options expire on their expiration date or, in the event of certain circumstances provided for in the Stock Option Plan, within prescribed periods. No options may be exercised in the first year after they are granted. Officers can exercise their vested options between the 2nd and 30th calendar day following publication of the Bank's quarterly financial statements.

In order to further align the interests of the Officers on the Bank's Executive Committee with those of shareholders, the Board added a condition to the exercise of option grants. Accordingly, each Officer on the Bank's Executive Committee must, upon exercising any stock options granted since December 2002, hold the amount equivalent to the gain, after tax considerations, in the form of common shares of the Bank for one year. Moreover, Officers on the Bank's Executive Committee must also disclose their intention to exercise any stock options of the Bank, regardless of the grant date, by way of a news release, five business days prior to the exercise date.

SECTION 3

Information on Compensation (cont.)

As at October 31, 2004, 6,180,960 options were outstanding with strike prices ranging from $11.00 to $41.00 and expiring between December 2005 and December 2013. During the most recently completed financial year, 1,376,900 options were granted and 1,240,055 options were exercised at strike prices ranging from $11.00 to $30.95. As at October 31, 2004, 2,826,403 options could be exercised at prices ranging from $11.00 to $30.95. The maximum number of common shares that may be issued under the Stock Option Plan is 18,930,437. This maximum number was approved by the shareholders at the annual meeting of shareholders on March 7, 2001. As at October 31, 2004, 16,155,918 common shares were reserved under the Plan.

The maximum number of common shares reserved for a participant may not exceed 5% of the total number of common shares issued and outstanding. The Bank abides by this rule. No participant is reserved a number of common stock options that exceeds 5% of the total number of shares issued and outstanding.

The Stock Option Plan was revised by the Board on October 24, 2002.

Stock Appreciation Rights Plan
The Stock Appreciation Rights Plan (the "SAR Plan") has the same objectives as the Stock Option Plan. The Committee grants common stock appreciation rights ("SARs") to Officers and other designated persons of the Bank and its subsidiaries. Plan participants may receive, on the exercise date of the SAR, a cash amount equal to the difference between the market price of a common share on the exercise date of the SAR and the exercise price of the SAR.

During the most recently completed financial year, only certain Officers and supervisory managers who were not Canadian residents were granted SARs.

The SAR Plan was revised by the Board on December 14, 2000.

Employee Share Ownership Plan
The Bank encourages share ownership by its employees through its Employee Share Ownership Plan. Under this Plan, employees who meet the eligibility criteria may contribute up to 8% of their gross salary per year by way of payroll deductions. The Bank's contribution consists in paying an amount equal to 25% of the employee's contribution, up to $1,500 per year. After one year of continuous participation, the Bank's contributions are vested in the employee. Moreover, any subsequent contribution is vested as soon as it is made.

Share Ownership
Since 2002, the Bank has requested that its Officers maintain minimum holdings of Bank common shares, including DSUs for Officers, vested SARs and stock options, proportionate to each Officer's compensation and position. The value of the minimum holdings of common shares equals the previous three years' average base salary received by a given Officer, multiplied by a factor established by the Bank's guidelines, as follows:

(i) 5.0 for the President and Chief Executive Officer
(ii) 2.0 for Executive Committee members
(iii) 1.5 for Senior Vice-Presidents
(iv) 1.0 for Vice-Presidents

Existing Officers have been given a period of three years as of December 20, 2002 to meet these minimum shareholding requirements. In the case of new Officers hired or promoted after this date, this period is extended to five years.

Compensation of the President and Chief Executive Officer
The Committee assesses the overall performance of the President and Chief Executive Officer on the basis of his contribution to:

- the financial results obtained by the Bank versus the objectives set at the beginning of the financial year and the results obtained by the five other major Canadian banks;
- the development of competitive advantages enabling the Bank to consolidate its strategic positioning within the financial industry;
- the continued development of customer service quality;
- the risk profile and credit quality of the Bank;
- the existence of appropriate management information systems and a risk classification system for purposes of risk management control;
- the relationships with shareholders, customers, employees, governments and communities.

SECTION 3

Information on Compensation (cont.)

In August 2004, the Committee members reviewed the total direct compensation package of the President and Chief Executive Officer to ensure that it was competitive with the median of the Bank's reference market, adjusted to take into account the characteristics specific to the Bank. Decisions were based on a study conducted by an outside consulting firm.

Réal Raymond's annual base salary was therefore set at $1,000,000. This adjustment takes into account the retirement of Jean Turmel, President - Financial Markets, Treasury and Investment Bank, and consequently Mr. Raymond's greater involvement in managing these business segments. The annual bonus target was maintained at 100% of base salary while the value of his long-term variable compensation was raised from 350% to 400% of base salary, 275% of which is paid in the form of options and 125% in DSUs.

Under the annual bonus program, Mr. Raymond received a bonus of $1,500,000 for exceeding pre-established performance objectives and to underscore his contribution to the Bank's outstanding results in fiscal 2003-2004. Mr. Raymond was also granted 198,400 stock options and 25,950 DSUs for Officers. The "Summary of Total Compensation of Named Executive Officers" table presents Mr. Raymond's compensation in detail.

Comparison of Financial Results with the Objectives of the President and Chief Executive Officer
The Bank recorded very solid results for the financial year ended October 31, 2004, posting record net income of $725 million, up 16% over $624 million in 2003. The Bank met all its financial objectives. Accordingly, earnings per share rose to $4.10, a 22% increase over $3.37 in 2003, compared to its objective of between 5% and 10% growth. The 20% drop in specific credit losses accounted for a reversal in the general allowance for credit risk. Credit losses totalled $86 million in 2004, down substantially by $91 million or 51% from the previous year. The allowance for credit losses exceeded impaired loans by $190 million. At 18.8%, return on common shareholders' equity was also above the target range of 15% to 17% and was comparable to the return of 16.5% in the 2003 financial year and to the average of 19.4% for the other banks in 2004. The Bank maintained its capitalization, with the Tier 1 capital ratio standing at 9.6%, which was also above the target range of 8.75% to 9.50%. The dividend payout ratio in 2004 was 35%, in line with the target range of 35% to 45%.

Under Mr. Raymond's leadership, the Bank was able to make more than satisfactory progress in a fast-changing financial industry. The Bank in fact posted results commensurate with industry levels, thus earning market recognition for the quality of its current and future performance achieved as a result of the determination, diligence and professionalism with which it pursued its strategy to be a super-regional bank. All business segments contributed to these results by increasing their respective net income. Similarly, there was generalized enhancement in portfolio quality, reflected in an across-the-board drop in allowances for credit losses and in impaired loans.

In the Personal and Commercial segment, the partnership strategy for the delivery of banking products was a resounding success, as seen in the rapid growth of loans made through this distribution channel. There was also strong growth in our niche market of loans to the energy industry. Sustained efforts by the branch network in sales of wealth management products resulted in increased share of wallet for the Bank and its subsidiaries.

In the area of Wealth Management activities, full-service brokerage made a strong comeback after a fairly difficult few years. Moreover, owing to branches' fine sales efforts, National Bank Mutual Funds turned in the best performance in the banking industry, and the second best among the big fund families in terms of net inflows to assets under management. Finally, Private Investment Management, a high-end product that has given the Bank a strong presence on the discretionary wealth management market, was an unmitigated success.

In the Financial Markets segment, five years after acquiring First Marathon, National Bank Financial has risen to become one of Canada's top-tier investment dealers, especially in advisory services and merger and acquisition financing, adding to its enviable position as a distributor of equities and fixed-income securities. This year's results for the Financial Markets segment once again showed that the strategy of building a vast, diversified portfolio of activities, where risk is effectively managed, was the best way to ensure solid medium-term growth with acceptable volatility in the short term.

SECTION 3

Information on Compensation (cont.)

With respect to customer satisfaction, Mr. Raymond's sustained efforts to mobilize all employees to provide superior customer service throughout the Bank have yielded the desired results. The development of products such as new GICs and the Strategic Portfolios, extended branch business hours, enhanced functionalities through electronic delivery channels such as the Internet, and targeted action to eliminate the most obvious irritants have resulted in significantly higher satisfaction levels among individuals and businesses.

Mr. Raymond maintained a high profile in business circles and the community by participating in over 40 public events during the year, including 27 meetings which brought together more than 630 investors and analysts.

In closing, given the performance of Mr. Raymond and his team, the Bank's share price rose by 19.2% in one year, for a total return to shareholders, including dividends, of 23% during the year.

This report is submitted by the Human Resources Committee.

Jean Gaulin, Chair
Gérard Coulombe
Shirley A. Dawe
Marcel Dutil

SECTION 3

Information on Compensation (cont.)

PERFORMANCE OF COMMON SHARES OF THE BANK

The following performance graph shows the cumulative total return for $100 invested in common shares of the Bank on October 31, 1999, as compared to the total cumulative return of the S&P/TSX Banks and Trusts subindex and the S&P/TSX Composite Index for the five most recently completed financial years, assuming dividends are fully reinvested at the market price on each dividend payment date.

Five-Year Cumulative Total Return on a $100 Investment


National Bank of Canada
S&P/TSX Banks and Trusts
S&P/TSX Composite Index
320
300
280
260
240
220
200
180
160
140
120
100
80
1999
2000
2001
2002
2003
2004

	Oct. 1999 ($)	Oct. 2000 ($)	Oct. 2001 ($)	Oct. 2002 ($)	Oct. 2003 ($)	Oct. 2004 ($)
National Bank of Canada	100.00	144.48	144.74	180.72	259.26	318.82
S&P/TSX Banks and Trusts	100.00	140.25	138.53	144.39	199.92	233.67
S&P/TSX Composite Index	100.00	134.41	97.50	90.01	114.17	132.58

SECTION 3

Information on Compensation (cont.)

TOTAL COMPENSATION OF NAMED EXECUTIVE OFFICERS OF THE BANK

Summary of Total Compensation of Named Executive Officers
The following table, presented in accordance with Canadian securities legislation, shows the total compensation paid by the Bank and its subsidiaries to each of the individuals named therein ("Named Executive Officers"), during each of the three most recently completed financial years.

		Annual Compensation			Long-Term Compensation		All Other Compensation[4]
					Awards	Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Other Annual Compen-sation ($)[2]	Securities Under Options (#)[3]	Long-Term Bonus Program ($)	($)
Réal Raymond	2004	879,123[5]	1,500,000	0	198,400	1,250,790[7]	N/A
President and	2003	764,821	1,300,000	0	169,600	947,100	N/A
Chief Executive Officer	2002	692,137	800,000	4,339	149,940	450,000	N/A
Michel Labonté	2004	300,328[6]	275,000	810	31,500	140,384[8]	N/A
Senior Vice-President	2003	248,548	250,000	370	33,500	N/A	N/A
Finance, Technology and Corporate Affairs	2002	222,082	170,000	355	25,300	N/A	N/A
Jean Turmel	2004	500,000	4,138,485	832	85,400	2,069,536[9]	N/A
President – Financial Markets,	2003	500,000	3,833,200	36	113,000	1,916,598	N/A
Treasury and Investment Bank	2002	500,000	3,567,333	4,037	124,900	1,783,667	N/A
Louis Vachon	2004	250,000	2,309,440	2,419	28,000	N/A	989,760
Senior Vice-President	2003	250,000	2,519,641	892	37,000	N/A	1,079,847
Treasury and Financial Markets[10]	2002	250,000	2,009,582	169	28,300	N/A	861,250
G.F. Kym Anthony	2004	400,000	3,283,333	35,094	28,000	N/A	1,641,667
President and Chief Executive Officer	2003	400,000	1,577,333	11,016	37,000	N/A	788,667
National Bank Financial[11]	2002	370,000	2,750,273	15,808[12]	42,800	N/A	900,000

(1) The figures in this column have been revised, as regards Mr. Vachon and Mr. Anthony, to designate the annual bonus earned during each financial year ended October 31.
(2) The amounts in this column only represent benefits relating to loans granted at preferred interest rates to Named Executive Officers. The Named Executive Officers also have the use of a leased car and may, at their option, participate in the Employee Share Ownership Plan of the Bank. The aggregate value of these other benefits for the most recently completed financial year does not exceed the lesser of: $50,000 or 10% of the salary and bonuses paid annually to the Named Executive Officers. It should be noted that for Mr. Anthony, this amount was paid to him under the EdgeStone Affiliate Fund co-investment program.
(3) These securities were granted under the Stock Option Plan of the Bank. For further information, refer to the "Stock Option Plan" section of this Circular.
(4) The figures in this column represent the portion of the annual bonus earned but not vested during each financial year ended October 31. Vesting and payment of these amounts are deferred for up to three years.
(5) On August 30, 2004, the base salary of Mr. Raymond was increased from $860,000 to $1,000,000.
(6) On August 30, 2004, the base salary of Mr. Labonté was increased from $300,000 to $307,500.
(7) Under the Deferred Stock Unit Plan for Officers (for more information, please refer to the "Deferred Stock Unit Plan" section of this Circular), a portion of the long-term compensation of Mr. Raymond was paid in DSUs for Officers in December 2004, representing 25,950 DSUs for Officers based on a price of $48.20. The total number of DSUs for Officers held by Mr. Raymond as at October 31, 2004 was 38,989, valued at $1,901,883, based on the share price as at October 31, 2004 ($48.78). This aggregate amount excludes the November 2004 dividend payment and the December 2004 grant.
(8) Mr. Labonté chose to receive 30% of his long-term compensation in DSUs for Officers in December 2003, representing 3,424 DSUs for Officers based on a price of $41.00. The total number of DSUs for Officers held by Mr. Labonté as at October 31, 2004 was 3,505, valued at $170,974, based on the share price as at October 31, 2004 ($48.78).
(9) With regard to the bonus for 2004, Mr. Turmel received 33% of his bonus in the form of DSUs for Officers in two installments, representing 28,360 DSUs for Officers based on a price of $43.86 per share, and 17,130 DSUs for Officers based on a price of $48.20 per share. The total number of DSUs for Officers held by Mr. Turmel as at October 31, 2004 was 202,709, valued at $9,888,145, based on the share price as at October 31, 2004 ($48.78). This aggregate amount excludes the November 2004 dividend payment and the December 2004 grant. For further information, refer to the "Variable Compensation Programs" section of this Circular.
(10) Mr. Vachon has held the position of Chairman of the Board of National Bank Financial Group, Chairman of the Board of Natcan Investment Management Inc. and Senior Vice-President of the Bank since January 1, 2005.
(11) Mr. Anthony has held the position of President and Chief Executive Officer of National Bank Financial Group and Senior Vice-President of the Bank since January 1, 2005.
(12) This amount has been revised. It represents the amount paid to him under the EdgeStone Affiliate Fund co-investment program.

SECTION 3

Information on Compensation (cont.)

Summary of Long-Term Variable Compensation of Named Executive Officers

The table below specifies the number of options granted to Named Executive Officers under the Stock Option Plan for the year ended October 31, 2004. These options are exercisable by their holders as follows: 25% as of December 2004; with an additional 25% exercisable as of December 2005, another 25% exercisable as of December 2006, and the remainder as of December 2007. These options expire on December 11, 2013. During the 30 business days prior to the options being granted, the closing price of the common shares of the Bank on the Toronto Stock Exchange fluctuated between $40.17 and $42.05.

Name	Number of Options Granted	Per cent of Total Options/SARs Granted to Employees in Financial Year	Option Exercise Price ($)	Market Value of a Common Share on the Date Preceding the Grant ($)	Expiration Date
Réal Raymond	198,400	14.2	41.00	41.00	11/12/2013
Michel Labonté	31,500	2.3	41.00	41.00	11/12/2013
Jean Turmel	85,400	6.2	41.00	41.00	11/12/2013
Louis Vachon	28,000	2.0	41.00	41.00	11/12/2013
G.F. Kym Anthony	28,000	2.0	41.00	41.00	11/12/2013

Since the initial approval of the Stock Option Plan and the SAR Plan, as well as during the most recently completed financial year, the Bank has not repriced downward any options or freestanding SARs held by its Officers and Named Executive Officers.

The following table lists, for each of the Named Executive Officers, the number of securities affected by options or SARs exercised during the most recently completed financial year, the aggregate value realized and, lastly, the number and value of unexercised in-the-money options and SARs outstanding as at October 31, 2004. The value of unexercised options at financial year-end is equal to the difference between the exercise price of the options and the closing price of common shares of the Bank on the Toronto Stock Exchange on the last business day of the financial year, namely, $48.78 per common share. The value of unexercised SARs at financial year-end is equal to the difference between the exercise price of the SARs and the closing price of common shares of the Bank on the Toronto Stock Exchange on the last business day of the financial year, namely, $48.78 per common share.

Name	Number of Securities Affected by Exercised Options/SARs	Aggregate Value Realized ($)	Unexercised Options/ SARs at Financial Year-End		Value of Unexercised In-the-Money Options/SARs at Financial Year-End (1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Réal Raymond	122,000 (2)	3,452,600	206,595	422,645	4,436,912	5,895,806
Michel Labonté	11,700 (2)	365,760	109,775	76,025	2,952,067	1,116,979
Jean Turmel	0	0	460,425	254,675	12,255,917	3,999,742
Louis Vachon	0	0	90,900	77,400	2,284,873	1,185,618
G.F. Kym Anthony	0	0	30,650	77,150	609,406	1,157,101

(1) The amounts indicated are based on a price of $48.78 per common share, namely, the closing price on the last business day of the financial year ended October 31, 2004.

(2) Mr. Raymond and Mr. Labonté exercised SARs only during the most recently completed financial year.

SECTION 3

Information on Compensation (cont.)

Under the Bank's long-term compensation programs, only the Stock Option Plan allows issuance of the Bank's equity securities. The following table contains the required information pursuant to Canadian securities legislation.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants or Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by securityholders	6,180,960	30.20	6,522,447
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,180,960	30.20	6,522,447

Report of the Human Resources Committee of National Bank Financial on the Compensation of the Named Executive Officer
The Named Executive Officer of National Bank Financial receives a base salary, an annual bonus, long-term variable compensation and a competitive benefits package.

His compensation is approved by the Human Resources Committee of National Bank Financial & Co. Inc., which is comprised of outside, independent directors. The Committee members are Jean Gaulin, who is the Chair, Pierre Ducros, Paul Gobeil and Robert Parizeau. The recommendation of the Committee is ratified by the Board of Directors of National Bank Financial & Co. Inc.

Base Salary
In order to establish the base salary, National Bank Financial refers to the salaries of its comparison market, which consists of national brokerage firms associated with the major Canadian banks. It also takes into consideration the characteristics specific to National Bank Financial as well as the Officer's level of responsibility, experience and performance. Since the emphasis is on incentive compensation, the officer's base salary is adjusted in line with the comparison market on an *ad hoc* basis.

Annual Bonus Program
The annual bonus program is an important part of the Named Executive Officer's compensation. Its purpose is to reward his contribution to results and his performance throughout the financial year. The Named Executive Officer is rewarded through the bonus fund reserved for members of the Policies Committee of National Bank Financial. This bonus fund is funded by setting aside a certain percentage of the income before income taxes and long-term bonuses of the company. The percentage of income may vary up or down depending on the return on equity. A defined portion of these funds is reserved for the Named Executive Officer.

The Committee may also adjust the level of bonuses up or down by a maximum of 15% of the amount available to reflect the Named Executive Officer's performance, based on the assessment of a series of criteria predetermined with the Officer at the beginning of the financial year and as warranted by the financial performance of the company.

Under this program, bonuses are paid every six months and also include a deferred portion. The Named Executive Officer is required to defer one third of his bonus, which is paid in equal cash installments over a three-year period.

Long-Term Variable Compensation Program
The Named Executive Officer is eligible each year for a stock option grant in accordance with the terms and conditions of the Bank's Stock Option Plan.

Comparison of Financial Results with the Objectives of the Named Executive Officer of National Bank Financial
Net income at National Bank Financial for the 2004 financial year amounted to $82 million, up $24 million or 41% from net income of $58 million recorded the previous year. Results for 2004 exceeded the target of $76 million by nearly 8%.

SECTION 3

Revenues for the year totalled $891 million compared to $808 million for the 2003 financial year, for an increase of $83 million or 10%. Growth was divided almost equally between Individual Investor Services and the Institutional and Corporate and Investment Banking groups. At Individual Investor Services, the first half of the year was marked by a significant rise in business during the bull market that had begun in the summer of 2003. After a lull during the summer of 2004, a renewed surge in the stock market buoyed by strong corporate profits in North America and a positive outlook for growth worldwide pushed up revenues once again. Higher revenues at Corporate and Investment Banking were attributable to National Bank Financial's role as advisor and/or financial arranger for a number of merger and acquisition projects undertaken by long-time clients. In many cases, U.S. companies were the targets and the transactions were among the largest involving Canadian companies in 2004. Based on transaction data compiled by Bloomberg L.P., National Bank Financial ranked among the premier firms in the Canadian mergers and acquisitions market in 2004.

Moreover, National Bank Financial improved its productivity during the financial year. Income before income taxes represented 14% of revenues in 2004 as against 11% for the previous year.

In conclusion, excellent revenue growth and improved productivity enabled National Bank Financial to post return on capital of 14% in 2004 compared to 11.1% in 2003 and the target of 13% for 2004.

This report is submitted by the Human Resources Committee of National Bank Financial & Co. Inc.

Jean Gaulin, Chair
Pierre Ducros
Paul Gobeil
Robert Parizeau

RETIREMENT BENEFITS FOR NAMED EXECUTIVE OFFICERS OF THE BANK

Pension Plan and Post-Retirement Allowance Program

The Named Executive Officers of the Bank participate in a defined benefit pension plan and the Post-Retirement Allowance Program. A pension, up to the maximum pension prescribed by law, is payable under the registered pension plan, while the Post-Retirement Allowance Program provides for any supplemental pension, where applicable. The combined effect of these two plans can be defined as follows:

- For each year of service credited, the plans grant a life pension equal to 2% of the average pensionable earnings, defined as the average earnings for the 60 highest-paid consecutive months. Pensionable earnings include the salary and the bonus, depending on conditions that vary according to level:
    - For Named Executive Officers at the level of President, the calculation is based on the full salary and the eligible annual bonus is limited to:
        - 100% of the salary for the President and Chief Executive Officer, and
        - $571,000 for the President – Financial Markets, Treasury and Investment Bank.
    - For Named Executive Officers at the Senior Vice-President level, the calculation is based on the salary, and 25% of the annual bonus (up to 20% of salary). The aggregate of the salary and the eligible bonus is limited to $250,000 each year.

The normal retirement age is 60. However, these pension plans allow for early retirement, with the employer's consent, as of 55 years of age. The pension is reduced by the lesser of:

- 4% for each year prior to age 60, or
- 2% for each year by which the sum of the age and years of service falls short of 90.

Moreover, the Named Executive Officers of the Bank, at the level of President or Senior Vice-President, contribute 9% of their salary to the pension plan, or up to $12,130 per annum, and at retirement, the accumulated sum is converted to a supplementary pension, subject to the application of legal restrictions.

SECTION 3

Information on Compensation (cont.)

Estimated Annual Benefits Payable at Retirement

The following tables contain the estimated annual benefits payable under the Bank's pension plan and the Post-Retirement Allowance Program to the Named Executive Officers of the Bank at the level of President and Senior Vice-President.

Estimated Pensions Payable as of Age 60[1]

President

Average Pensionable Earnings [2]	Years of Membership [3] [4] 15	20	25	30	35
($)	($)	($)	($)	($)	($)
1,000,000	296,797	396,260	495,724	595,187	694,954
1,250,000	371,797	496,260	620,724	745,187	869,954
1,500,000	446,797	596,260	745,724	895,187	1,044,954
1,750,000	521,797	696,260	870,724	1,045,187	1,219,954
2,000,000	596,797	796,260	995,724	1,195,187	1,394,954

Senior Vice-President

Average Pensionable Earnings [2]	Years of Membership [3] [4] [5] 15	20	25	30	35
($)	($)	($)	($)	($)	($)
200,000	56,797	76,260	95,724	115,187	134,954
225,000	64,297	86,260	108,224	130,187	152,454
250,000	71,797	96,260	120,724	145,187	169,954
300,000	71,797	96,260	120,724	145,187	169,954

(1) The estimated pensions do not take into account the pension generated by the additional contributions accumulated by the Named Executive Officer.

(2) The amounts in the "Salary" and "Bonus" columns of the "Summary of Total Compensation of Named Executive Officers" table in this Circular are used to calculate the average pensionable earnings, subject to the maximums set out above.

(3) Years of service credited as at October 31, 2004 and estimated on the normal retirement date are as follows:

Name	Years of Service Credited as at October 31, 2004	Estimated Years of Service Credited on Normal Retirement Date
Réal Raymond	29.7	35.0
Jean Turmel	34.8	35.0
Louis Vachon	6.8	24.6
Michel Labonté	11.6	12.7
G.F. Kym Anthony*	0	10.5

The maximum number of years recognized for the purposes of the Post-Retirement Allowance Program is 35.

(4) The pension is payable for life, but reduced to take into account the amount payable under the Canada Pension Plan or the Quebec Pension Plan. Upon the member's death, 60% of the pension is payable to the member's spouse. If there is no spouse, part of the pension is payable to the dependent children.

(5) The years of membership in the Post-Retirement Allowance Program are recognized only as of January 1, 1987. However, the figures in this table assume that all the years of membership of the Officer will be recognized under the Post-Retirement Allowance Program at retirement because none of the Named Executive Officers at the Senior Vice-President level were members in the Program before January 1, 1987.

On the basis of current compensation and the years projected until age 60, the estimated annual pensions payable at age 60 are as follows: R. Raymond, $879,000; J. Turmel, $744,000; L. Vachon, $118,000; M. Labonté, $64,000; and G.F.K. Anthony*, $50,000. The pension payable upon conversion of the accumulated contributions of the Named Executive Officer at retirement will be added to each of these amounts.

* *G.F. Kym Anthony was not a member of these plans as at October 31, 2004; he has become eligible since November 1, 2004.*

SECTION 3

Information on Compensation (cont.)

TERMINATION OF EMPLOYMENT POLICY

On November 30, 2000, the Board adopted a policy whereby certain executive officers would receive a separation allowance in the event their employment was terminated by the Bank following a change in control. A change in control notably means any change in the ownership of Bank shares following the acquisition of shares, a merger or a business combination, resulting in one shareholder beneficially owning in excess of 20% of the voting shares of the Bank. Under the terms of this policy, the President and Chief Executive Officer would be entitled to a separation allowance equal to his base salary and average annual bonus for the previous three years (or the target annual bonus for eligible executive officers who have been in their position for less than three years) for a period of 36 months, up to the normal retirement age. Certain other executive officers of the Bank are also covered by this policy and would be entitled to receive a separation allowance equal to their base salary and average annual bonus for the previous three years (or the target annual bonus in the case of eligible executive officers who have been in their position for less than three years) for a period of 18 to 24 months, up to the normal retirement age. In all cases, the separation allowance would also include an amount equal to the estimated value of the stock options and SARs that would have been granted to them had their employment not been terminated. Moreover, under the terms of this policy, all stock options and SARs already granted would vest immediately and the executive officers would have up to 12 months in which to exercise the options or SARs.

The Bank and G.F. Kym Anthony have entered into an agreement which sets out the terms and conditions of his compensation in the event that his employment is terminated either by the Bank or following a change in control. The terms and conditions of this agreement are in line with the policy described above, and would provide a separation allowance equal to his base salary and his average annual bonus for the previous two years for a period of 24 months, up to the normal retirement age.

No other termination of employment agreement has been concluded by the Bank.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

In the normal course of business, the Bank grants loans to its directors, Executive Officers[1] and employees.

As at December 3, 2004[2], aggregate indebtedness outstanding to the Bank or any of its subsidiaries (other than loans repaid in full and routine indebtedness as defined by Canadian securities legislation) of directors, Executive Officers, employees, and former directors, Executive Officers and employees of the Bank or any of its subsidiaries was as follows:

Aggregate Indebtedness ($)

Purpose	To the Bank or Its Subsidiaries ($)	To Another Entity ($)
Share purchases	2,007,505	0
Other	464,362,652	0

(1) For the purposes hereof, the term "Executive Officers" has the meaning assigned in paragraph 1.1(1) of National Instrument 51-102 *Continuous Disclosure Obligations* and includes the President and Chief Executive Officer, the President – Financial Markets, Treasury and Investment Bank, the Senior Vice-Presidents, the Vice-Presidents in charge of a principal business unit, division or function of the Bank as well as any members of management of the Bank or its subsidiaries who perform a policy-making function in respect of the Bank.

(2) Information about the aggregate indebtedness was obtained during the period from November 29 through December 3, 2004.

SECTION 3

Information on Compensation (cont.)

The table below shows the indebtedness to the Bank, during the most recently completed financial year, of each individual who is, or during the most recently completed financial year was, a director or Executive Officer of the Bank, of each proposed nominee for election as a director of the Bank, and of each associate of any such director, Executive Officer or proposed nominee. The loans are granted either by the Bank or any of its subsidiaries, or any other entity, if the indebtedness is the subject of a guarantee provided by the Bank or any of its subsidiaries.

Indebtedness of Directors and Executive Officers Under Securities Purchase and Other Programs

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During Financial Year Ended October 31, 2004 ($)	Amount Outstanding as at December 3, 2004 ($)	Financially Assisted Securities Purchases During Financial Year Ended October 31, 2004	Security for Indebtedness	Amount Forgiven During Financial Year Ended October 31, 2004 ($)
Securities Purchase Programs						
Salvatore Reda President and Chief Operating Officer Natcan Investment Management Inc.	Indebtedness to National Bank of Canada	445,526 (1)	445,526 (1)	N/A	N/A	N/A
Other Programs						
G.F. Kym Anthony President and Chief Executive Officer National Bank Financial Inc.(2)	Indebtedness to National Bank of Canada	886,525 (3)	1,315,459 (3)	N/A	N/A	N/A
Marc Godin Vice-President Finance and Control	Indebtedness to National Bank of Canada and	258,541 (4)	258,170 (4)	N/A	N/A	N/A
	National Bank Discount Brokerage Inc.	142,645 (5)	159,518 (5)			
Charles Guay President and Chief Operating Officer National Bank Securities Inc.	Indebtedness to	205,328 (4)	216,428 (4)	N/A	N/A	N/A
	National Bank of Canada	238,517 (6)	231,416 (6)			
Ricardo Pascoe Senior Vice-President Capital Markets(7)	Indebtedness to National Bank of Canada	4,190,125 (4)	4,165,637 (4)	N/A	N/A	N/A

(1) This amount represents a loan granted by the Bank to acquire common shares in the capital stock of 9130-1564 Québec Inc. This loan is granted under the long-term bonus program of Natcan Investment Management Inc. and is secured by a movable hypothec for repayment of the loan. The principal bears interest at the prime rate of the Bank less 2% and, subject to the usual prepayment clauses, at least 5% of the principal is repayable on December 31 of each year.

(2) G.F. Kym Anthony has held the positions of President and Chief Executive Officer of National Bank Financial Group and Senior Vice-President of the Bank since January 1, 2005.

SECTION 3

Information on Compensation (cont.)

(3) This amount represents one or more personal leveraged loans (the "Leveraged Loans") granted to finance the participant's equity commitments under the EdgeStone Affiliate Fund co-investment program. All Leveraged Loans bear interest at the federal prescribed rate published monthly and are secured by a pledge of the participant's interests in the limited partnerships comprising the EdgeStone Affiliate Fund co-investment program. This program provides Officers and eligible employees of the Bank and of entities that are part of the same group as the Bank the opportunity to co-invest with EdgeStone Capital Equity Fund II-A, L.P., EdgeStone Capital Equity Fund II-B, L.P., EdgeStone Capital Mezzanine Fund II, L.P., EdgeStone Capital Venture Fund, L.P. and EdgeStone Capital Venture Fund II, L.P. (collectively, the "Main Funds") and with the Bank or a company in which the Bank holds an indirect interest. Participants are offered credit facilities by the Bank or the entities that are part of the same group as the Bank (the "Lender") through limited recourse Leveraged Loans. The Leveraged Loans bear interest and will mature on the earliest of: (i) the 10th anniversary date of the establishment of the applicable Main Fund, (ii) the termination of the applicable Affiliate Fund limited partnership, (iii) the sale or disposal of the applicable Affiliate Fund limited partnership interest held by a participant or (iv) the date the principal amount under the Leveraged Loans otherwise becomes due and payable. The Lender will have personal recourse against the participant equal to 50% of the participant's total commitment (equity and leveraged portion). The Lender's recourse for the balance of the Leveraged Loans is limited to the participant's Affiliate Fund limited partnership interest and the distributions thereon.

(4) This amount represents one or more personal loans granted to purchase sundry goods and investments, according to the standards applicable to clients, except for the interest rate, which ranges between half of the prime rate and the Bank's prime rate, or a loan under a relocation agreement. For Ricardo Pascoe, this amount represents loans granted at market conditions, except for $100,000, which bears interest at half of the Bank's prime rate.
This amount may also represent the balance of a personal line of credit, granted according to the standards applicable to clients, except for the interest rate, which ranges between the prime rate less 3% (but not less than the prime rate divided by 2) and the Bank's prime rate.
The aggregate of the personal loans granted and the amounts authorized as a personal line of credit is not to exceed 50% of the annual gross salary of the borrower for the reduced-rate portion. The excess will be loaned at the prime rate for these products.
This amount may also represent any unpaid balance on the MasterCard account, bearing interest at the rate granted to the average client divided by 2.

(5) This amount represents one or more margin loans granted by National Bank Discount Brokerage Inc., allowing the borrower to borrow against the value of the securities held in his portfolio. Portfolio securities are used as collateral security. Such a loan is granted according to standards applicable to clients, including the interest rate, which may range between the prime rate and the prime rate plus 1.25%, depending on the account type and the amount borrowed.

(6) This amount represents one or more loans secured by a mortgage on the borrower's main residence, which exceeds the borrower's annual salary. Such a loan is granted according to the standards applicable to clients, except for the interest rate, which is the rate posted for the Bank's clients less 2%; however, Executive Officers who obtained a loan prior to December 31, 2002 benefit from the previous conditions for a transition period ending December 31, 2005; i.e., the loan is granted according to standards applicable to clients, except for the interest rate, which is offered at one third of the client rate of the Bank on the first $50,000 and at the Bank's client rate less 5% on the amount in excess thereof, but such rate shall at no time be lower than the rate applied to the first $50,000.
This amount may also represent one or more mortgages on the borrower's secondary residence, granted at market terms and conditions.
Furthermore, this amount may represent an All-In-One loan, a margin loan secured by a mortgage on the borrower's principal residence (provided it is a single family dwelling). Such a loan is granted at the prime rate less 2% (but not less than the prime rate divided by 2). All-In-One loans secured by a mortgage on any other real estate owned by the borrower are granted at market terms and conditions.

(7) Ricardo Pascoe has held the position of Senior Vice-President – Treasury and Trading since January 1, 2005.

SECTION 4

Other Information

LIABILITY INSURANCE FOR DIRECTORS AND OFFICERS

The Bank is covered by public liability insurance for directors and Officers of the Bank and its subsidiaries. This policy provides coverage of $100,000,000 with a deductible of $10,000,000 per claim.

This insurance covers directors and Officers of the Bank for acts committed in the performance of their duties as directors or Officers. Illegal acts and those committed for personal gain are excluded from this coverage. The annual premium paid by the Bank is $1,042,000.

REPURCHASE OF SHARES

The Bank currently has a normal course issuer bid (the "Issuer Bid") in place under which it may repurchase for cancellation, from time to time and during the period stipulated hereinafter, through the Toronto Stock Exchange, a maximum of 8,400,000 common shares representing approximately 5% of the outstanding common shares, which shares are subsequently cancelled.

In the opinion of the Board, the purchase of the common shares pursuant to the Issuer Bid constitutes an appropriate use of the Bank's surplus funds. The Issuer Bid, which commenced on January 13, 2005, will run for a period ending on the earliest of (i) the date on which the Bank repurchases the maximum number of common shares, i.e., 8,400,000 common shares, or (ii) the date on which the Bank decides not to repurchase further shares, or (iii) on January 12, 2006. The price that the Bank pays for any common share which it purchases shall be the prevailing market price of a common share on the Toronto Stock Exchange on the purchase date.

Furthermore, the Bank repurchased 8,700,000 common shares as part of its previous normal course issuer bid, which expired on December 7, 2004, representing approximately 5% of the common shares outstanding at the time the previous normal course issuer bid was accepted on December 3, 2003 by the Toronto Stock Exchange.

Shareholders may obtain, free of charge, a copy of the notice of intention regarding the current Issuer Bid of the Bank, which notice of intention was approved by the Toronto Stock Exchange, by writing to the Corporate Secretary's Office of the Bank at 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

CORPORATE GOVERNANCE

Effective corporate governance is an essential component of the Bank's operations. It is in the interest of shareholders, clients and all partners of the Bank to have sound corporate governance policies and practices in place. The Bank therefore monitors the latest developments in this area and, when necessary, adjusts its practices accordingly.

The chart below shows in detail how Bank practices comply with and sometimes go beyond the Toronto Stock Exchange Guidelines. Canadian Securities Administrators have published corporate governance best practices for comment. Even though the practices have not been finalized, the Bank complies with most of them.

In this section, you will also find the number of meetings held in the most recently completed financial year as well as a table with the attendance record of directors at meetings of the Board and each of its committees and the remuneration received by the directors for their participation.

Lastly, this section includes a summary of the mandates of the Board and its committees[1], a summary of the financial literacy of Audit and Risk Management Committee members as well as a summary of the Bank's guidelines for pre-approving the non-audit services provided by the external auditor.

(1) The mandates of the Board of Directors and the Audit and Risk Management Committee are presented in their entirety for the most recently completed financial year in the "Board of Directors and Its Committees" section of the National Bank of Canada Annual Information Form.

SECTION 4

Other Information (cont.)

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank
Responsibility for Stewardship	
1. *The board of directors should explicitly assume responsibility for the stewardship of the Bank*	• The Board's role is to oversee the management of the Bank, safeguard its assets, and ensure its viability, profitability, sustainability and development with a view to enhancing the return on shareholder investment. Furthermore, it is assured of sound management by requiring that management implement and maintain a legislative compliance program. • The Board assumes various duties related to strategic planning, risk assessment, assessment of its effectiveness, succession planning for directors and senior management, as well as the communication and disclosure of information. The Board also adheres to the rules of conduct and ethics, notably by adopting a Code of Professional Conduct for directors, Officers and employees of the Bank. • The Board expects management to be responsible for the day-to-day management and conduct of the Bank's operations. In order to facilitate the Board's oversight role, management provides the Board with an informed opinion specifically on the objectives, strategies, plans and major policies of the Bank. • For further information on the mandate of the Board of Directors, please refer to the "Summary of the Mandates of the Board of Directors and Its Committees" section of this Circular or the "Board of Directors and Its Committees" section of the Annual Information Form of the Bank.
and specifically for:	
Strategic Planning Process	
(a) *the adoption of a strategic planning process;*	• The Board periodically reviews and approves the strategic plan by which the Bank determines its mission, vision, business objectives and strategy. To do so, the Board takes into account business opportunities and risks for the Bank, as well as business plans concerning its major operations. • The Board participated in the strategic planning exercise during which management submitted a preliminary report on the main challenges, orientations and strategic objectives of the Bank. At the end of this process, the corporate strategic plan and the strategic plans for the business segments were approved by the Board.
Principal Risks	
(b) *the identification of the principal risks associated with the business of the bank and ensuring the implementation of appropriate systems to manage these risks;*	• The Board, through its Audit and Risk Management Committee, regularly identifies and assesses the principal risks of the Bank, among which are credit risk, market risk and operational risk, including outsourcing risk. The Board annually adopts and reviews policies regarding these risks, while ensuring their implementation. • The Board approves the report on compliance with Canada Deposit Insurance Corporation Standards of Sound Business and Financial Practices.
Succession Planning	
(c) *succession planning, including appointing, training and monitoring senior management;*	• The Board analyzes and approves the appointment and description of the functions of the President and Chief Executive Officer and other Officers and oversees their training, coaching and succession planning. • The Human Resources Committee annually reviews the profile of individuals who possess the required competencies to hold senior management positions at the Bank, as well as the Bank's succession plan, and determines development needs, as applicable. • The Human Resources Committee submits a report to the Board following the annual appraisal of the performance of Officers and of the prudence with which they manage the Bank's operations. • The President and Chief Executive Officer annually submits a succession plan to the Human Resources Committee, including the progress made by the individuals identified in the plan. • For further information on the mandate of the Human Resources Committee, please refer to the "Summary of the Mandates of the Board of Directors and Its Committees" section of this Circular.

SECTION 4

Other Information (cont.)

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank

Communications Policy

(d) a communications policy;

- The Board advocates transparency in the communication of information to all shareholders, investors, clients and the general public.
- In the most recently completed financial year, the Bank set up a Disclosure Committee, whose mission is to supervise the internal control procedures regarding the disclosure of financial information.
- A policy reviewed by the Bank's Disclosure Committee and approved by the Board in the most recently completed financial year establishes the procedures for complete, accurate and timely communication between the Bank and its shareholders, clients, financial analysts, the media and the public, and prohibits the selective distribution of information by stipulating that information must be distributed to the general public.
- The Audit and Risk Management Committee reviews in particular the Bank's annual and quarterly consolidated financial statements, the related news releases, the Annual Information Form and management's analysis of the financial condition and operating results of the Bank before these are approved by the Board.
- The Bank responds to requests from shareholders, investors and financial analysts through its Investor Relations Department, its Corporate Secretary's Office or National Bank Trust Inc., the Bank's transfer agent and registrar. The Bank's quarterly reports and related conference calls are made available in real time on the Bank's website.
- Since 2003, the Bank has published an annual social responsibility report detailing its commitment to the community.
- Clients with concerns or special needs may contact their branch or TelNat. In the event a dispute cannot be settled through the existing administrative channels, clients may contact the Ombudsman of the Bank.

Integrity of Internal Control

(e) the integrity of internal control and management information systems.

- The Board, through its Audit and Risk Management Committee, examines audit and internal control processes as well as management information systems to determine their integrity and effectiveness. In consultation with the internal auditor and the Bank's management, the Committee examines the effectiveness of the Bank's internal control policies and mechanisms.
- The Audit and Risk Management Committee requires that the Internal Audit function is free of any influence that could adversely affect its ability to assume its responsibilities objectively.
- An annual Internal Audit plan is submitted to the Committee for its consideration and approval, ensuring the independence and effectiveness of Internal Audit.
- The Audit and Risk Management Committee ensures that the Bank's financial reporting process is adequate.
- A formal procedure was developed by the Disclosure Committee to enable the President and Chief Executive Officer and the Senior Vice-President – Finance, Technology and Corporate Affairs to certify the integrity and accuracy of the financial information disclosed and the existence of controls surrounding this disclosure.

SECTION 4

Other Information (cont.)

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank

Board Independence

2. *A majority of the directors should be "unrelated".*

- The majority of the directors on the Board and its committees are "unrelated" and independent directors.[1]
- It is the responsibility of the Board, on the recommendation of the Conduct Review and Corporate Governance Committee, to determine if each director is unrelated and independent. To do so, the Board examines the relationships maintained by each director with the Bank and its subsidiaries. In general, a director who does not otherwise have a major relationship with the Bank or its subsidiaries will be considered to be unrelated and independent.
- At the end of the most recently completed financial year, the Board determined that 11 of the 15 directors were unrelated and independent. The related directors who were not independent are Lawrence S. Bloomberg, Réal Raymond and Jean Turmel, Officers or employees of the Bank or any of its subsidiaries, as well as Gérard Coulombe since he is a partner of Desjardins Ducharme Stein Monast, s.e.n.c., a law firm that provides legal services to the Bank and its subsidiaries.
- At the end of the most recently completed financial year, the Audit and Risk Management Committee and the Conduct Review and Corporate Governance Committee were entirely comprised of unrelated and independent directors, whereas for the Human Resources Committee, four of the five members were unrelated and independent.
- In order to enhance the independence of the Board, directors meet regularly without the Officers of the Bank being present.

[1] An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

Unrelated Directors

3. *The application of the definition of "unrelated director" to the circumstances of each director should be the responsibility of the board, as well as the disclosure on an annual basis of the analysis of the application of the principles supporting this conclusion and whether the board has a majority of unrelated directors.*

- The Board, through the Conduct Review and Corporate Governance Committee, ensures compliance with the Toronto Stock Exchange Guidelines.
- The Committee analyzed the information provided by the directors and all the business and related party relationships maintained by the directors with the Bank or its subsidiaries to determine if certain Bank directors met the criteria for the definition of an "unrelated director".
- Please refer to Guideline 2 "Independence of the Board of Directors" in this chart for more information on the number and the name of the related directors.

Nominating Committee

4. *The board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated, and assign to such committee the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.*

- The Conduct Review and Corporate Governance Committee, together with the Chairman of the Board, administers the selection process for new directors and submits its recommendations to the Board. This committee is composed exclusively of unrelated and independent directors.
- The Committee recruits and proposes nominees for director. It recommends to the Board those having expertise that enables them to make an active, informed and profitable contribution to managing the Bank, conducting its business and guiding its development. In its assessment of nominees, the Committee also takes into consideration their availability and reputation for honesty and integrity, as well as their knowledge of regional and national issues.
- The Committee periodically reviews selection criteria for directors to ensure that they take into account regulatory requirements, expectations as well as the Board's current and future needs with respect to the knowledge, competencies and experience of directors.
- The Committee annually reviews the eligibility and availability of directors who are nominated for re-election. For more information on Board meeting attendance by directors, please refer to the "Record of Attendance and Remuneration of Directors" section of this Circular.
- For further information on the mandate of the Conduct Review and Corporate Governance Committee, please refer to the "Summary of the Mandates of the Board of Directors and Its Committees" section of this Circular.

SECTION 4

Other Information (cont.)

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank

Assessing the Board's Effectiveness

5. *The board should implement a process, to be monitored by the appropriate committee, for assessing the effectiveness of the board and the committees of the board, as well as the contribution of individual directors.*

- The Conduct Review and Corporate Governance Committee is delegated by the Board to implement a process allowing the Committee to assess the performance and effectiveness of the Board, its committees and their members while carrying out their mandate.
- As part of this process, directors assessed their performance as well as that of the Board and the committees on which they sit. They evaluated in particular the availability of information required for decision-making and the ability of the members of the Board and the committees to process this information for each strategic activity of the Board and the committees. The assessment also covered the general operation of the Board and its committees.
- In order to ensure an impartial process, an independent firm of experts compiled the results of the assessment of the performance and effectiveness of the Board and its committees. The Chair of the Conduct Review and Corporate Governance Committee notified the Committee members of the results of the self-assessment, discussed them with the chairs of the other committees of the Board and then reported on them to the Board. In addition, the Chairman of the Board met with all Board members individually to discuss their respective self-assessments.
- Since 1998, the term of office of non-executive directors has been thoroughly reviewed after 10 consecutive annual re-elections and has been limited to 15 consecutive annual re-elections. This policy came into effect in 1998 for existing directors and applies to new directors as of the year they take office.

Orientation and Education of Directors

6. *Provide an orientation and education program for new recruits to the board.*

- The Bank offers its directors a comprehensive orientation and training program: orientation of new directors, continued education in the form of information sessions, and individual meetings with directors and members of senior management. The program is designed to provide an overview of the Bank and its operations. Discussions with Executive Officers allow directors to become more familiar with the Bank and to identify its major challenges more clearly.
- The Directors' Handbook, which describes the responsibilities and obligations of directors, the organizational structure and the mandates of the Board and its committees, and contains the Code of Professional Conduct of the Bank, is distributed to all directors.

Effective Board Size

7. *The board should examine its size with a view to determining the impact of the number of directors upon effectiveness, and undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.*

- The Board, through the Conduct Review and Corporate Governance Committee, annually reviews its size and composition to maintain adequate geographic and industry representation as well as complementary experience and expertise to foster exchange and discussion among directors and effective decision-making.
- In this regard, during the financial year ended October 31, 2004, the Board deemed it appropriate to reduce its size, while respecting the minimum requirement of 12 directors as stipulated in the Bank's By-Laws.

SECTION 4

Other Information (cont.)

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank
Compensation of Directors	
8. *The board should review the adequacy and form of the compensation of directors in light of the risks and responsibilities involved in being an effective director.*	• The Conduct Review and Corporate Governance Committee periodically examines the adequacy and form of directors' remuneration based on their responsibilities, and makes recommendations thereon to the Board. In that regard, the Committee takes into consideration the types of compensation and the amounts paid to directors of Canadian financial institutions and comparable Canadian companies. • The directors, except for those who are also Officers of the Bank, do not benefit, and have never benefited, from any stock option plan. • In order to link the interests of directors more closely to those of shareholders, the Board has reviewed share ownership requirements. Accordingly, directors must hold common shares of the Bank and/or DSUs valued at not less than five times their annual retainer. For more information on the remuneration paid to directors during the most recently completed financial year, please refer to the "Remuneration of Directors of the Bank" section of this Circular.
Committees and Outside Directors	
9. *The committees of the board of directors should generally be composed of outside directors[1], a majority of whom are unrelated directors.* (1) An "outside director" is a director who is a non-management member.	• The majority of all Board committees are comprised of outside, independent and unrelated directors. For more information on the exact number of unrelated, independent directors on each committee of the Bank, please refer to Guideline 2 "Board Independence" in this chart. • For more information on the composition and mandates of the committees, please refer to the "Summary of the Mandates of the Board of Directors and Its Committees" section of this Circular.
Approach to Corporate Governance	
10. *The board of directors should assume responsibility for developing the approach to governance issues, or assign such responsibility to a committee of the board. The committee would, among other things, be responsible for responding to the TSX Guidelines.*	• The Conduct Review and Corporate Governance Committee is responsible for studying, preparing, implementing and overseeing corporate governance rules, procedures and policies for the Bank. More specifically, it is responsible for examining, on a regular basis, and approving the manner in which the Bank responds to the Toronto Stock Exchange Guidelines. • The Conduct Review and Corporate Governance Committee stays abreast of any new regulations or guidelines concerning corporate governance best practices. • For more information on the composition and mandates of this Committee, please refer to the "Summary of the Mandates of the Board of Directors and Its Committees" section of this Circular.
Position Descriptions	
11. *The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. The board should approve or develop the general objectives of the Bank which the CEO is responsible for meeting.*	• The Board and each committee act in accordance with a mandate that sets out their respective roles, duties and responsibilities. • For more information on the composition and mandates of the Board and its committees, please refer to the "Summary of the Mandates of the Board of Directors and Its Committees" section of this Circular. • A description of the duties of the President and Chief Executive Officer is prepared by the Human Resources Committee to define his responsibilities. • The Board approves the general objectives of the Bank annually. On the basis of these objectives, the Human Resources Committee determines the objectives to be achieved by the President and Chief Executive Officer during the financial year, and then reviews his performance based on the objectives achieved. • The Report to Shareholders, distributed quarterly, includes an analysis of the Bank's results and gauges performance based on the achievement of the objectives set for the current year. These reports are available on the Bank's website.

SECTION 4

Other Information (cont.)

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank

Board Independence

12. *The board should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to: (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve that the board meet on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.*

- In order to ensure the Board's independence from management, the duties of Chairman of the Board and of President and Chief Executive Officer of the Bank have been separated since March 13, 2002. It should be noted in particular that since March 10, 2004, the Board has been chaired by Jean Douville, an unrelated and independent director. Mr. Douville has the mandate, together with the Conduct Review and Corporate Governance Committee, to ensure that the Board discharges its responsibilities effectively and independently.
- The *Ad Hoc* Nominating Committee for the Chairman of the Board prepared the mandate of the Chairman of the Board. This mandate was approved by the Board.
- The directors periodically hold meetings without the Officers of the Bank being present. These meetings provide a forum for exchange and promote open discussion among the members. In the most recently completed financial year, non-executive directors of the Bank met *in camera* five times.
- For more information, please refer to Guideline 2 "Board Independence" in this chart.

Audit Committee

13. *The audit committee should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.*

- The Audit and Risk Management Committee is composed exclusively of directors who are independent and unrelated to the Bank.
- The members of the Audit and Risk Management Committee are financially literate and at least one member has accounting or financial experience. For more information on their financial literacy, please refer to the "Summary of the Mandates of the Board of Directors and Its Committees" section of this Circular.
- The Board reviewed and approved the mandate of the Audit and Risk Management Committee, which sets out the duties and responsibilities assigned to the Committee members, both in audit and risk management matters.
- For more information on the composition and mandate of the Audit and Risk Management Committee, please refer to the "Summary of the Mandates of the Board of Directors and Its Committees" section of this Circular or the "Board of Directors and Its Committees" section of the Annual Information Form of the Bank.
- The Audit and Risk Management Committee makes recommendations to the Board regarding the appointment of the external auditors and their compensation, reviews and discusses the report prepared by the external auditors on the elements likely to affect their independence and objectivity.
- As part of its audit responsibilities, the Committee reviews quarterly and annual consolidated financial statements, and assesses, in consultation with the internal auditor and management, the effectiveness of internal control policies and procedures.
- As part of its risk management responsibilities, the Committee ensures that a proactive detection, assessment and management process exists for material risks and compliance with policies and control measures, in addition to reviewing and recommending to the Board the adoption of various risk management policies for the material risks to which the Bank is exposed. The Committee analyzes, examines and monitors issues related to the management of material financial and non-financial risks to which the Bank is exposed.
- The Audit and Risk Management Committee regularly meets with the internal and external auditors, without members of management being present, in order to discuss specific issues. The external auditors attend, as guests, the portion of all meetings of the Committee dealing with audit-related matters.

SECTION 4

Other Information (cont.)

Toronto Stock Exchange Guidelines	Corporate Governance Practices of the Bank

Outside Advisors

14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the Bank in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	• The Board and its three main committees can engage the services of outside advisors at the expense of the Bank.

Summary of the Number of Board and Committee Meetings
held during the financial year ended October 31, 2004

Board of Directors	11
Conduct Review and Corporate Governance Committee (G)	6
Human Resources Committee (HR)	6
Audit and Risk Management Committee (ARM)	14
Ad Hoc Strategic Planning Committee (AH1)	–
Ad Hoc Nominating Committee for the Chairman of the Board (AH2)	2
Working Group (WG)	1

Record of Attendance and Remuneration of Directors
for the financial year ended October 31, 2004

Director	Attendance at Meetings: Board	Attendance at Meetings: Committees	Retainer ($)	Remuneration in the Form of Shares ($)	Meeting Fees ($)	Total Remuneration ($)
Lawrence S. Bloomberg	11/11	–	25,000	7,500	16,500	49,000
Pierre Bourgie (ARM, G, AH1, WG)	11/11	21/21	43,167	17,500	48,000	108,667
Gérard Coulombe (HO, AH2)	11/11	8/8	29,375	10,000	28,500	67,875
Bernard Cyr (ARM)	11/11	14/14	28,500	10,000	37,500	76,000
Shirley A. Dawe (G, HO, AH2)	11/11	14/14	32,875	12,500	37,500	82,875
Nicole Diamond-Gélinas (ARM)	11/11	14/14	28,500	10,000	37,500	76,000
Jean Douville	11/11	24/24	134,083	11,667	28,500	174,250
Marcel Dutil (HO, AH1, AH2)	10/11	8/8	30,250	10,000	27,000	67,250
Jean Gaulin (HO, ARM, AH1, WG)	11/11	18/21	45,667	17,500	43,500	106,667
Paul Gobeil (G, ARM, AH1, AH2, WG)	11/11	23/23	42,375	15,417	51,000	108,792
Suzanne Leclair (G)	11/11	6/6	28,500	10,000	25,500	64,000
E.A. (Dee) Parkinson-Marcoux (HO)	11/11	6/6	28,500	10,000	25,500	64,000
Réal Raymond	11/11	–	–	–	–	–
Roseann Runte (G)	11/11	6/6	28,500	10,000	25,500	64,000
Jean Turmel	9/11	–	–	–	–	–
Total			525,292	152,084	432,000	1,109,376

- *Messrs. Raymond and Turmel are not compensated for serving on the Board.*
- *Messrs. Bloomberg, Raymond and Turmel do not serve on any Board committee.*
- *As Chairman of the Board, Mr. Douville attends all Board committee meetings but receives no meeting fees.*
- *Mr. Douville was compensated for his duties as Chair and member of the Conduct Review and Corporate Governance Committee and as a member of the Audit and Risk Management Committee from November 1, 2003 to March 10, 2004. Effective March 10, 2004, Mr. Douville was compensated as Chairman of the Board.*
- *André Bérard resigned from the Board on March 10, 2004. During the financial year ended October 31, 2004, he attended four Board meetings.*
- *François J. Coutu resigned from the Board on January 22, 2004. During the financial year ended October 31, 2004, he attended two Board meetings and one committee meeting.*
- *Dennis Wood resigned from the Board on March 10, 2004. During the financial year ended October 31, 2004, he attended four Board meetings and two committee meetings.*
- *The Working Group was set up as part of the director self-assessment process.*
- *Directors do not receive stock-based remuneration when they serve on an* ad hoc *committee.*

SECTION 4

Other Information (cont.)

Summary of the Mandates of the Board of Directors and Its Committees

Board
The main duty of the Board is to oversee the management of the Bank, safeguard its assets, and ensure its viability, profitability and development. To do so, it is assisted by three committees: the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

The summary of the mandate presented below sets out the obligations and responsibilities of the Board[1].

The mandate of the Board requires that it be comprised of directors who have extensive complementary knowledge, competencies and skills, as well as relevant expertise enabling them to make an active, informed and profitable contribution to the management of the Bank, the conduct of its business and the orientation of its development. The directors are bound by the provisions of the Code of Professional Conduct and other rules of ethics, and are required to disclose any conflict of interest.

Mandate and Activities
In order to assume its responsibilities, the Board, inter alia:

- reviews, discusses and approves periodically the strategic plan through which the Bank establishes its mission, vision, business objectives and strategy;
- reviews the Bank's actual operating and financial results in relation to projected results;
- reviews and approves operating budgets;
- reviews and approves the overall risk philosophy and risk tolerance of the Bank, recognizes and understands the major risks to which the Bank is exposed and ensures that appropriate systems are set up for effective management of those risks;
- discusses and approves all the major policies of the Bank, particularly the rules pertaining to the acceptance, oversight, management and reporting of material risks to which the Bank is exposed as well as changes thereto with respect to risk management;
- approves the description of the functions of the Chairman of the Board;
- approves the appointment of any new nominee for election as a director, reviews and approves directors' remuneration, the form of remuneration, and the allowances given to directors, and takes charge of the succession planning process for the Board of Directors;
- selects and evaluates the President and Chief Executive Officer, sets his compensation, and ensures succession planning;
- approves the appointment of members of senior management, sets their compensation, ensures their training and development, and plans their succession;
- approves policies on the communication and disclosure of information to shareholders, investors and the general public;
- ensures that measures are in place to receive feedback from Bank shareholders;
- ensures that the rules of conduct and ethics are maintained, in particular by adopting a code of professional conduct for directors, officers and employees of the Bank and its subsidiaries, and ensures that the Bank has an ongoing, appropriate and effective process to guarantee compliance with these rules;
- reviews and approves policies with respect to major initiatives and activities;
- discusses and determines the structure and general corporate governance principles applicable to the Bank's major subsidiaries;
- maintains effective relationships and communicates openly with senior management.

Board Committees
The mandates of the three standing Board committees have a similar working structure, and members are appointed annually. In addition, no officer or employee of the Bank or of a subsidiary of the Bank may be a member of a committee. Similar rules apply to each committee concerning the presiding chair, the secretary and the holding and calling of meetings. All the committees require that a majority of the members be present to constitute a quorum, and that all decisions be approved by a majority of the votes of the members present. The mandates also provide that the Chair of each committee make an oral report, at a subsequent Board meeting, on the deliberations of any committee meeting.

(1) This mandate is presented in its entirety in the "Board of Directors and Its Committees" section of the Bank's Annual Information Form for the most recently completed financial year.

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Other Information (cont.)

AUDIT AND RISK MANAGEMENT COMMITTEE
The Board has delegated certain of its powers to the Audit and Risk Management Committee so that the Committee may assist it in overseeing the management of the Bank in the area of internal controls, external auditors, financial reporting and analysis, and corporate compliance, as well as in the area of risk, capital, liquidity, funding and credit management.

The Committee was entirely comprised of unrelated and independent directors at the end of the most recently completed financial year. All Committee members are financially literate, and at least one member has accounting or financial expertise. Their responsibilities are set out in detail in the summary of this committee's mandate, which was reviewed this year, and is presented below[1].

Members
Pierre Bourgie, Chair
Bernard Cyr
Nicole Diamond-Gélinas
Jean Gaulin
Paul Gobeil

Description of Financial Literacy of Members
All the Committee members are financially literate and can understand the accounting principles used by the Bank in its financial statements, and assess the general application of such principles. They also have relevant experience preparing, auditing, analyzing or evaluating financial statements that present a level of complexity generally comparable to the complexity of the financial statements of the Bank, or supervising persons engaged in such activities. The members also understand the internal controls and procedures for financial reporting.

In fact, all the Committee members have a university degree in administration, commerce, accounting or a related field. Furthermore, they have all acquired relevant experience in serving on boards of directors in addition to being heads of various companies or comptrollers. A number of them also are, or have been, members of audit committees of various companies. They have all acquired the experience and knowledge needed to properly fulfil their role as members of the Committee.

The Committee has at least one financial expert, namely, Paul Gobeil. He has two Master's degrees in accounting sciences and accounting from the Université de Sherbrooke, as well as extensive experience in the area of business and finance. In addition, Mr. Gobeil has been a member of the Ordre des comptables agréés du Québec since 1965 and a Fellow since 1986.

Mandate and Activities
In order to assume its responsibilities, the Committee, inter alia:

Audit
- receives reports directly from the external auditors of the Bank, who also report to the Board as representatives of the shareholders;
- requires management to implement and maintain appropriate internal control procedures and reviews the effectiveness of these procedures;
- recommends to the Board the appointment or dismissal of the internal auditor and makes recommendations regarding the appointment and remuneration of the external auditors;
- ensures cooperation between the Internal Audit sector and external auditors;
- reviews and approves the annual internal audit plan;
- reviews the nature and scope of the work of the external auditors of the Bank as well as their remuneration;
- is directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Bank, including the resolution of disagreements between management and the external auditors regarding financial reporting;
- reviews internal and external auditors' reports on a quarterly or annual basis and ensures that the necessary measures are taken to follow up the recommendations resulting from such reports;
- reviews and discusses the report prepared by the external auditors detailing all factors that might have an impact on their independence and objectivity, and recommends measures to be taken by the Board to ensure the independence of the external auditors;

(1) This mandate is presented in its entirety in the "Board of Directors and Its Committees" section of the Bank's Annual Information Form for the most recently completed financial year.

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Other Information (cont.)

- pre-approves all non-audit services to be provided to the Bank or its subsidiary entities by the external auditors, unless it has adopted specific policies and procedures to retain non-audit services and the following conditions have been met: (i) the policies and procedures for pre-approval are detailed as to the targeted services; (ii) the Committee is informed of each non-audit service; and (iii) the procedures do not involve the delegation to management of Committee responsibilities;
- reviews and approves the hiring policies of the Bank with regard to partners, employees and former partners and employees of the present and former external auditors of the Bank;
- reviews the annual report of management on the compliance of the Bank with the regulations governing it.

Financial Reporting and Analysis
- reviews and recommends to the Board the approval of information documents containing audited or unaudited financial information, notably the Annual Information Form and news releases for the publication of quarterly and annual consolidated financial statements of the Bank;
- ensures that adequate procedures are in place for the review of the financial information the Bank discloses to the public;
- reviews the quarterly and annual consolidated financial statements of the Bank and recommends their approval to the Board, and reviews the financial statements of certain subsidiaries;
- reviews all investments and transactions that could adversely affect the financial well-being of the Bank, particularly when brought to its attention by the auditors or management;
- reviews management's report on any dispute, notice of assessment or any other claim of a similar nature which could have a material impact on the financial position of the Bank and ensures that such material claims are properly disclosed in the consolidated financial statements;
- meets, at least annually, with representatives of the Office of the Superintendent of Financial Institutions Canada.

Risk Management
- reviews the declarations and reports regarding compliance with the Standards of Sound Business and Financial Practices of the Canada Deposit Insurance Corporation;
- requires management to report to the Committee on the existence of a control environment at the Bank that supports appropriate, effective and prudent management of its operations and of the risks to which it is exposed and that contributes to the achievement of its business objectives, and reports thereon to the Board;
- requires management to report to the Committee on the fact that the Bank is "in control", namely, that its operations are managed in accordance with strategic, risk, capital, liquidity and funding management processes; that such processes are carried out in a control environment; that major problems are identified; and that the Bank takes timely action to address them, and reports thereon to the Board;
- reviews and recommends to the Board the adoption of policies for managing material risks, notably policies related to credit risk, market risk and operational risk, and reviews these policies once a year;
- reviews changes in impaired loans, ensures that they are monitored and approves the taking of provisions for any impaired loans, according to the rules established in the Credit Risk Management Policy of the Bank;
- reviews and recommends to the Board, subject to the provisions set out in section 497 of the *Bank Act* any transaction contemplated therein between the Bank and a related party.

Varia
- establishes a policy and procedures for (i) the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters.

Guidelines for the Management of Services Provided by External Auditors
This year, the Committee reviewed the Guidelines for the Management of Services Provided by External Auditors, which state that a mandate may be assigned to external auditors for non-audit services if the following conditions are met:
- the specific expertise of the external auditors or their intrinsic knowledge of the Bank's activities allow them to carry out the mandate in the best interests of the Bank, in a timely manner and at a competitive cost;
- the accepted mandate or the services rendered do not compromise the independence of the external auditors within the prevailing regulatory framework;
- the mandate is authorized according to the conditions stated below.

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Other Information (cont.)

These services must in fact be pre-approved by the Committee. A policy containing specific provisions may be adopted provided it meets the following conditions:

- policies and procedures for pre-approval are detailed;
- the Committee is informed of each non-audit service;
- the procedures do not involve delegation of Committee responsibilities to management.

The Committee reviews the pre-approval mechanisms for mandates assigned to the external auditors for non-audit services and, if it deems appropriate, renews them on an annual basis.

All the services offered to the Bank and its subsidiaries by the external auditors of the Bank must be pre-approved specifically by the Committee. The various pre-approval terms and conditions are:

(a) detailed annual approval of all audit services;
(b) approval of an annual envelope for obtaining comfort letters under financing programs;
(c) approval of an annual envelope to obtain interpretations on the application of generally accepted accounting principles;
(d) approval of an annual envelope for taxation mandates.

Audit mandates that are not presented in (a), non-audit mandates that exceed $100,000, and mandates that will exceed the envelopes presented in (b), (c) and (d) are subject to specific pre-approval, as described below.

The Committee has delegated the responsibility of approving the awarding of specific mandates to its Chair. Consequently, whenever a specific pre-approval is required under these guidelines, Bank management will be required to submit a written request to the Committee Chair.

It is management's responsibility to determine whether a service is included in the set of pre-approved services. Management must consult the Committee Chair in all potentially ambiguous cases.

CONDUCT REVIEW AND CORPORATE GOVERNANCE COMMITTEE
The Conduct Review and Corporate Governance Committee assists the Board by overseeing the implementation of corporate governance rules, procedures and policies as well as compliance therewith, in particular by establishing and reviewing the functions of the Board and its committees, and those of the Chairman of the Board. It also periodically reviews the selection and succession criteria and procedures for directors as well as conflicts of interest. Furthermore, it ensures that a process is set up to assess the performance and effectiveness of the Board, the committees and their members.

Within the context of conduct review, it ensures compliance with rules of professional conduct, implementation of mechanisms for the disclosure of information to clients and oversees related party transactions.

At the end of the most recently completed financial year, the Committee was comprised of independent directors who were unrelated to the Bank. Their responsibilities are set out more fully in the summary of this Committee's mandate presented below, which was reviewed this year.

Members
Paul Gobeil, Chair
Pierre Bourgie
Shirley A. Dawe
Suzanne Leclair
Roseann Runte

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Other Information (cont.)

Mandate and Activities
In order to assume its responsibilities, the Committee, inter alia:

Conduct Review
- reviews Bank procedures which ensure that transactions with related parties of the Bank comply with the Act, reviews Bank practices in order to identify any transactions with related parties that may have a material effect on the stability or solvency of the Bank and establishes criteria to define related party transactions of the Bank with a nominal value;
- oversees the mechanisms and procedures established by the Board governing conflicts of interest, use of confidential information, disclosure of information to clients required to be disclosed under the Act, and the consideration of client complaints;
- reviews the code of ethics applicable to directors, officers and employees of the Bank and its subsidiaries.

Corporate Governance
- makes recommendations to the Board concerning the adoption of the Bank's corporate governance orientations, policies and practices and ensures compliance therewith;
- prepares and reviews the mandate of the Chairman of the Board, which sets out the functions to be assumed by the Chairman, and recommends approval thereof to the Board;
- reviews the mandate of the Board, which sets out its expectations for directors and management and defines the role and responsibilities of the Board, and recommends approval thereof to the Board;
- prepares and reviews the selection criteria for directors as well as the procedure for selecting new directors and makes recommendations thereon to the Board, and periodically reviews the mandate and composition of Board committees;
- oversees the process of assessing the performance and effectiveness of the Board and its committees and the directors;
- organizes orientation programs for new directors of the Bank as well as ongoing education programs on the operations of the Bank and its subsidiaries;
- periodically reviews the size of the Board in order to ensure its effectiveness;
- makes recommendations concerning the remuneration and allowances for directors;
- approves the Annual Report of the Bank with respect to corporate governance, taking into account regulatory requirements;
- reviews and recommends to the Board that it approve the Management Proxy Circular, excluding the portion relating to human resources and compensation.

HUMAN RESOURCES COMMITTEE
The Board has delegated certain powers to the Human Resources Committee so that the Committee may assist it in overseeing the management of the Bank. In this regard, the Committee reviews and approves the human resources policies and practices of the Bank.

The Committee annually reviews the salary policy, the approach to total compensation and other employment conditions. In addition to appraising the performance of the President and Chief Executive Officer and other executive officers annually, the Committee periodically reviews the management succession plan of the Bank and its subsidiaries. It also annually reviews pension plan operation and performance.

At the end of the most recently completed financial year, the Committee was comprised of five directors, four of whom were unrelated and independent. Their responsibilities are set out in the summary of this Committee's mandate presented below.

Members
Jean Gaulin, Chair
Gérard Coulombe
Shirley A. Dawe
Marcel Dutil
E.A. (Dee) Parkinson-Marcoux[1]

(1) E.A. (Dee) Parkinson-Marcoux resigned as a director and a member of the Human Resources Committee on December 17, 2004.

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Other Information (cont.)

Mandate and Activities

In order to assume its responsibilities, the Committee, inter alia:

- reviews and approves the description of the functions of the President and Chief Executive Officer and the annual objectives he must achieve;
- periodically reviews the management succession plan of the Bank, the succession planning process for senior management of the Bank as well as the profile of officers possessing the necessary competencies to hold senior management positions at the Bank;
- annually appraises the performance of Officers and reviews their total compensation based on the objectives assigned to them and the results achieved;
- reviews and recommends annually to the Board, the adoption of the salary policies and the approach with respect to total compensation applicable to the Named Executive Officers, other Officers and employees of the Bank;
- studies the various components of compensation for the Officers and makes recommendations to the Board, when appropriate;
- reviews and recommends to the Board that it approve an annual report on the compensation paid to Officers;
- approves the amendments made from time to time to the terms and conditions of the Stock Option Plan, the Stock Appreciation Rights Plan and the Deferred Stock Unit Plan for Officers;
- reviews and recommends to the Board, where applicable, amendments to the Employee Pension Plan and the Pension Plan for Designated Employees;
- revises and approves the mandate of the Retirement Committee and appoints the internal and external members;
- approves the financial statements of the pension plans and the Pool Fund of the Participating Pension Plans of the Bank.

AD HOC STRATEGIC PLANNING COMMITTEE AND *AD HOC* NOMINATING COMMITTEE FOR THE CHAIRMAN OF THE BOARD

The *Ad Hoc* Strategic Planning Committee was set up by the Board as part of strategic planning for the 2003-2004 financial year in order to work together with the President and Chief Executive Officer thereon.

The Committee is comprised of unrelated and independent directors of the Bank.

Members

Jean Gaulin, Chair
Pierre Bourgie
Jean Douville
Marcel Dutil
Paul Gobeil

The *Ad Hoc* Nominating Committee for the Chairman of the Board was created by the Board during the 2003-2004 financial year to recommend a candidate for Chairman of the Board, and to establish his mandate.

The Committee was comprised of non-executive directors, with only one director related within the meaning of the Toronto Stock Exchange Guidelines.

Members

Paul Gobeil, Chair
Gérard Coulombe
François J. Coutu[1]
Shirley A. Dawe
Marcel Dutil

(1) François J. Coutu resigned as a director and a member of the Human Resources Committee and the *Ad Hoc* Nominating Committee on January 22, 2004.

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Other Information (cont.)

MINUTES
A copy of the minutes of the Annual Meeting of Common Shareholders of the Bank held on March 10, 2004 has been mailed to shareholders, together with this Circular.

ADDITIONAL INFORMATION
Further information about the Bank may be obtained from its website at www.nbc.ca and from the SEDAR website at www.sedar.com.

Financial information concerning the Bank can be found in the consolidated financial statements and Management's Discussion and Analysis for the Bank's most recently completed financial year.

The Bank will provide to any person, upon request, a copy of the Annual Report, a copy of the Annual Information Form together with a copy of any document incorporated therein by reference, a copy of the annual consolidated financial statements for the financial year ended October 31, 2004 with the accompanying auditor's report, a copy of any subsequent quarterly report and a copy of the Management Proxy Circular of the Bank in respect of its most recent Meeting that involved the election of directors. To obtain copies of these documents, please send your request to the Corporate Secretary's Office of the Bank, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

APPROVAL OF THE BOARD OF DIRECTORS
On January 13, 2005, the Board approved the contents of this Management Proxy Circular and the mailing thereof to the shareholders.

Linda Caty
Vice-President and Corporate Secretary

January 13, 2005

SCHEDULE A

SHAREHOLDER PROPOSALS

Proposals Nos. 1 and 2 have been submitted to the management of the Bank by Yves Michaud, a shareholder residing at 4765 Méridian Avenue, Montreal, Quebec, Canada H3W 2C3.

Proposal No. 1

Proposal and statement of the shareholder:

"It is proposed that the Bank close down its subsidiary or subsidiaries in tax havens.

Tax havens are serious threats to a sound market economy because they open the door to tax evasion and tax scams, as well as money laundering operations and other financial transactions conducted by criminal elements.

All Canadian taxpayers are adversely affected by this situation. Encouraging this practice and being a participant on a large scale, as is the case for banks, means depriving Canada and federated states of revenues that otherwise would have been directed to health, education and economic research and development. In April 2001, the OECD published a report on the question of offshore centres, in which Member countries were requested *"to develop measures to counter the distorting effects of harmful tax competition on investment decisions and the consequences for national tax bases."* Denis Desautels, the former Auditor General of Canada, and Sheila Fraser also pointed out the serious problems relating to tax treaties with countries that practise harmful tax competition such as Barbados, the Bahamas and Bermuda."

Position of the Bank

Various controls have been introduced by the Canadian authorities in order to regulate the domestic and international operations of the Bank and other players in the Canadian financial system including, for instance, the implementation of the Financial Transactions and Reports Analysis Centre of Canada and the adoption of the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act*.

This is partially why, in "The OECD's Project on Harmful Tax Practices: The 2004 Progress Report" published on February 4, 2004, the OECD, which advocates an environment in which fair competition can take place in tax matters, considered that the presence of Canada in international banking centres was not harmful because Canada applies *"very high standards regarding transparency and exchange of information for tax purposes."*

The Bank's international operations are subject to Canadian legislative and regulatory provisions as well as to those of each country in which it conducts business, regardless of whether the provisions are tax-related or against money laundering. The Bank abides by these rules, and intends to continue to do so. It has therefore adopted procedures and mechanisms for verifying and detecting suspicious financial transactions. Bank personnel are also trained to recognize, in particular, money laundering activities and other fraudulent transactions; in addition, compliance officers are responsible for monitoring and ensuring compliance with the applicable rules.

In a context of globalization and the pursuit of customer service excellence, the Bank considers it necessary to maintain a presence in international banking centres. This decision is taken in the best interest of the Bank's shareholders and clients and in compliance with the relevant laws and regulations.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE A

Proposal No. 2
Proposal and statement of the shareholder:
"It is proposed that the Board of Directors of the Bank set a ceiling on the salaries of executive officers of the Bank and its subsidiaries, including all forms of compensation and benefits.

Executive officers' shameless compensation revolts tens of thousands, perhaps hundreds of thousands of shareholders who stand by powerlessly and watch the scramble for unjust enrichment, which is not tied to any real corporate progress. '*The market system is based on a myth for the greater profit of a few,*' writes John Kenneth Galbraith in his latest book, THE ECONOMICS OF INNOCENT FRAUD. '*... managers set their own compensation... This, not surprisingly, can be munificent. In this world of innocent fraud, the inaction of stock market regulators, the powerlessness of shareholders, the collusion of interests and the incompetence of many financial experts are not likely to reverse the trend.*'

Outrageous salaries constantly lure officers to seek their own personal interest before that of shareholders. Reports of so-called compensation experts, to which shareholders are not privy, are just window dressing. It is in the interest of such experts to play along with management, as is the case for compensation committee members. The primary mandate of the Board of Directors is to safeguard shareholder interests. Directors have an absolute obligation to put an end to this mad rush toward increasingly outrageous and provocative compensation."

Position of the Bank
One of the principal mandates delegated by the Bank's Board of Directors to its Human Resources Committee is to recommend an approach to total compensation. With this end in mind, the Committee members annually review the compensation policy and programs for officers and ensure that they are in line with the Bank's business objectives and that they are competitive, an essential aspect in recruiting and retaining key personnel. The Committee members also annually review the compensation paid to each officer, in particular the base salary, annual bonuses and stock option awards, based on the level of duties and responsibilities assumed, the degree of experience and the contribution to the Bank's success.

This Circular contains a detailed description of the total compensation policy for Executive Officers as well as the report of the Human Resources Committee on the subject.

The portion of Named Executive Officers' variable compensation, which is essentially based on the Bank's financial results, represents more than 67% of their total direct compensation. In this way, the Bank's compensation programs are linked to shareholders' interests.

The Bank's Board of Directors considers that it is in the interest of shareholders to maintain a total compensation policy based on the Bank's financial results. In fact, the Bank's shares posted a total return of 23.0% in 2004, versus a return of 16.9% by the S&P/TSX Banks Index, and 20.7% by the S&P/TSX Financial Services Index. In the past five years, the total average annual return of the Bank's shares was 26.1%, higher than the returns of the S&P/TSX Banks Index and the S&P/TSX Financial Services Index. The Bank's shares recorded the best total return over the past five years and the third best total return for the financial year ended October 31, 2004 of Canada's six major banks. In addition, in the past two years, the Bank's net income has grown by 69%, while return on equity rose from 11.3% in 2002 to 16.5% in 2003, and to 18.8% in 2004, allowing the Bank to narrow the gap with the other five major Canadian banks.

The Board of Directors is of the opinion that the Bank's compensation policies serve the interest of shareholders and that arbitrary salary ceilings would not be in best interest of shareholders.

For these reasons, management recommends voting **AGAINST** this proposal.

SCHEDULE A

Proposals Nos. 3, 4 and 5 have been submitted to the management of the Bank by the Association for the Protection of Quebec Savers and Investors (APÉIQ), a shareholder, located at 82 Sherbrooke West, Montreal, Quebec, Canada H1X 2X3.

Proposal No. 3
Proposal and statement of the shareholder:
"It is proposed that National Bank of Canada limit the time that an independent director can serve on the Board of Directors to 10 years.

Given the complexity of the economic, technological and political environment in which companies operate, new directors require a period of familiarization. It is therefore normal for a director to serve on a board for a number of years after gaining a good understanding of the challenges facing the corporation.

Change is also part and parcel of corporate development. It is therefore in the interest of companies to bring new blood to their boards of directors on a regular basis by recruiting individuals who will not only provide new skills but who can also stand back and examine corporate challenges more objectively. Warren Buffett, who is very familiar with how boards of directors work, has been repeatedly critical of the acquiescent attitude in boardrooms, and he has pointed out the problems related to directors' loss of objectivity and independent thought. A constant turnover in independent directors aims to counter the harmful effects of extended directorships for a corporation, such as a dulled ability to perceive and analyze and the suppression of bothersome views for colleagues or officers."

Position of the Bank
Under a Bank policy implemented in 1998, the term of office of non-executive directors is subject to a thorough review after 10 consecutive annual re-elections and is limited to 15 consecutive annual re-elections. This policy has applied to existing directors since 1998 and applies to new directors as of the year they take office.

Moreover, the performance of Board members is assessed annually based on parameters established by the Conduct Review and Corporate Governance Committee.

Management is of the opinion that the aim of the proposal submitted has already been achieved, and management recommends voting **AGAINST** this proposal.

Proposal No. 4
Proposal and statement of the shareholder:
"It is proposed that National Bank of Canada set up a cumulative voting system to elect members of the Board of Directors, thus giving minority shareholders a much more active role in appointing directors.

Electing the members of the Board of Directors is one of the fundamental rights of shareholders. The codes of good governance adopted by various countries encourage enhancing the process to choose and elect directors. Cumulative voting is provided for in Canadian legislation to promote the expression of the will of minority shareholders in the electoral process for corporate directors. Under this system, all or some of the votes held by a shareholder can be cast for one or more nominees for director. Before shareholders can exercise cumulative voting, a company must set up such a system. Given the responsibilities of the Board of Directors in overseeing senior management and its duty to protect the interests of shareholders and the company, it is critical that shareholders be able to participate much more actively in selecting directors."

SCHEDULE A

Position of the Bank
Cumulative voting gives each shareholder a number of votes to elect directors equal to the number of common shares held multiplied by the number of directors to be elected. Each shareholder may cast all his or her votes for a single nominee or allocate them among the nominees for the position of director as he or she pleases. If a shareholder fails to provide instructions on how to allocate his or her votes among the nominees, the votes will then be distributed equally among the nominees selected by the shareholder. Should the number of nominees for the position of director exceed the number of positions to be filled, the nominees with the lowest number of votes will be eliminated until such time as there is only the required number of nominees left to fill all the vacant positions of director.

The main purpose of cumulative voting is to protect minority shareholders from one or more majority shareholders. In the Bank's case, no shareholder owns more than 10% of the shares in any class of shares conferring voting rights on the holders. Cumulative voting is not frequently used in widely held companies.

The Bank believes that if a cumulative voting system were set up, the impartiality of a director elected by a group of shareholders with special interests could be challenged and his or her ability to work collaboratively with the other members of the Board in the interests of all shareholders could be jeopardized.

For these reasons, management recommends voting **AGAINST** this proposal.

Proposal No. 5
Proposal and statement of the shareholder:
"It is proposed that National Bank of Canada replace the Stock Option Plan for Officers by a restricted stock plan where stock must be held for a minimum of two years.

Stock option plans must be eliminated because they have compromised the credibility of corporate compensation policies. These plans are inequitable for shareholders as a whole, and they have been shown to be incompatible with long-term management.

From the shareholders' standpoint, restricted stock grants will become an incentive for officers to manage a company as though they were the owners, focusing on longer-term objectives. Furthermore, the cost of executive officer compensation will be easier to identify in financial statements. It is important to allocate restricted stock that must be held for at least two years, thus forcing officers to keep such stock for a minimum period of time before trading it. In this way, officers will be less inclined to seek short-term profit. This explains why a number of companies in the United States have chosen to replace their stock option plans with restricted stock plans."

Position of the Bank
The Bank's Officers must be motivated to attain the objective of increasing shareholder value. In addition, recruiting, retaining and motivating talented and skilled executives are critical to achieving the return and performance objectives of the Bank.

The Stock Option Plan, exclusively for Officers and certain key Bank employees, is an incentive tool aimed at encouraging them to enhance the return on shareholder investment by linking a portion of their compensation to the Bank's performance. In this way, the interests of Officers are directly tied to those of the Bank's shareholders, which is to shareholders' advantage.

The mandate of the Human Resources Committee is to approve the Bank's compensation policies and practices, including, in particular, the Stock Option Plan. The Committee is therefore responsible for assessing Officers' performance and for granting stock options under the Plan.

The Human Resources Committee also assesses, on an annual basis, the pertinence of using different vehicles of long-term compensation incentives, including stock options and restricted stock-based compensation. For information purposes, the Committee approved, for 2004-2005, the introduction of a restricted stock unit plan under which a pre-set percentage of the annual bonus of certain Officers could be paid in the form of deferred stock units (DSUs). This Circular contains a detailed description of the plan. The Committee concluded that the existing plan is still the most appropriate.

SCHEDULE A

In the past few years, the Bank has implemented procedures governing share ownership by the Bank's Officers. According to these guidelines, Officers must own a minimum number of common shares of the Bank, the value of which is proportional to the base salary received and the position held. Officers who are members of the Executive Committee must, upon exercising stock options awarded since December 2002, hold the amount equivalent to the gain, after tax considerations, in the form of common shares of the Bank for one year. They must also provide prior notice of five business days of their intention to exercise stock options of the Bank. Lastly, they are allowed to trade in Bank securities only during certain predetermined periods of the year. This Circular contains a detailed description of these procedures.

For these reasons, management recommends voting **AGAINST** this proposal.

Information for Shareholders

Stock exchange listings
The common shares of the Bank as well as the First Preferred Shares, Series 13 and 15, are listed on the Toronto Stock Exchange.

Issue or Class	Ticker Symbols	Newspaper Abbreviations
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 13	NA.PR.J	Nat Bk s13 or Natl Bk s13
Series 15	NA.PR.K	Nat Bk s15 or Natl Bk s15

Dividends
Dividend dates in fiscal 2004-2005
(subject to approval by the Board of Directors of the Bank)

Ex-dividend dates	Record dates	Payment dates
Common Shares		
December 23, 2004	December 27, 2004	February 1, 2005
March 22, 2005	March 24, 2005	May 1, 2005
June 23, 2005	June 27, 2005	August 1, 2005
September 20, 2005	September 22, 2005	November 1, 2005
First Preferred Shares, Series 13 and 15		
January 5, 2005	January 7, 2005	February 15, 2005
April 6, 2005	April 8, 2005	May 15, 2005
July 6, 2005	July 8, 2005	August 15, 2005
October 5, 2005	October 7, 2005	November 15, 2005

Quarterly report publication dates in fiscal 2004-2005

First Quarter	February 24, 2005
Second Quarter	May 26, 2005
Third Quarter	August 25, 2005
Fourth Quarter	December 8, 2005

Information for Shareholders

HEAD OFFICE

National Bank of Canada
National Bank Tower
600 de La Gauchetière West
Montreal, Quebec, Canada H3B 4L2
Telephone: (514) 394-5000
Telex: 0525181
(Nabacan Montreal)
www.nbc.ca

TRANSFER AGENT AND REGISTRAR

For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec, Canada H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442

For any correspondence:
National Bank Trust Inc.
Share Ownership Management
P.O. Box 888, Station B
Montreal, Quebec, Canada H3B 9Z9

Other shareholder inquiries can be addressed to:
Investor Relations
National Bank of Canada
National Bank Tower
600 de La Gauchetière West, 7th Floor
Montreal, Quebec, Canada H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196

E-mail: investorrelations@nbc.ca
Website: www.nbc.ca/investorrelations

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1st Quarter 2005
Bibliothèque nationale du Québec
ISBN 2-921835-39-8

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File No. 82-3764


NATIONAL
BANK
OF CANADA

Annual Information Form

January 18, 2005



DISTRIBUTION NOTICE OF THIS ANNUAL INFORMATION FORM

This Annual Information Form must be accompanied by copies of all documents incorporated therein by reference when it is provided to security holders or other interested parties.

Portions of the Annual Information Form are presented in the following documents and are incorporated herein by reference:

- the annual report to shareholders (the "Annual Report") including Management's Discussion and Analysis for the fiscal year ended October 31, 2004; and
- the Management Proxy Circular dated as at December 29, 2004 ("Circular").

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, National Bank of Canada (the "Bank") makes written and oral forward-looking statements, included in this Annual Information Form, as well as in the Annual Report and in Management's Discussion and Analysis to which it refers. All such statements are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act* of 1995. These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

TABLE OF CONTENTS AND LIST OF INFORMATION INCORPORATED BY REFERENCE

TABLE OF CONTENTS AND LIST OF INFORMATION INCORPORATED BY REFERENCE (cont.)

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Bank is a chartered bank governed by the *Bank Act* (Canada). The Bank's roots date back to 1859 with the founding of *Banque Nationale* in Quebec City. The Bank's current charter is the result of a series of amalgamations, first with *Banque d'Hochelaga* in 1924 to form Bank Canadian National, which then merged with The Provincial Bank in 1979 to form National Bank of Canada. In 1985, National Bank of Canada acquired The Mercantile Bank of Canada. The head office of the Bank is located at 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada, H3B 4L2.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE-YEAR HISTORY

Fiscal 2001-2002: The Bank strengthened its position in potentially lucrative markets through major partnership agreements and acquisitions, particularly that of Altamira, a Canadian mutual fund manager and distributor. In addition, the Bank significantly improved the quality of its lending portfolio as evidenced by the level of gross private impaired loans outstanding, which amounted to $479 million as at October 31, 2002 compared to $932 million as at October 31, 2001.

Fiscal 2002-2003: The Bank pursued its strategy to be a super-regional bank in Quebec while being highly selective in choosing its activities outside its core market. It executed this strategy with determination, diligence and discipline as evidenced by the record net income of $624 million for fiscal 2002-2003. The Bank achieved all its financial objectives and even surpassed several. Moreover, shareholders enjoyed an excellent return on their investment, with total shareholder return reaching 43% for the year ended October 31, 2003.

Fiscal 2003-2004: The Bank posted record net income of $725 million for fiscal 2003-2004. In addition, return on common shareholders' equity was 18.8% compared to 16.5% in 2003. Each segment contributed to the Bank's results in fiscal 2003-2004. The increase in the volume of consumer loans for the Retail and Commercial segment was mainly attributable to the contribution of partnerships. With regard to Wealth Management, stock market transactions grew, as did sales of mutual funds and Private Investment Management products. For the Financial Markets segment, revenues from Corporate and Investment Banking and gains on securities largely offset trading activities, demonstrating the soundness of the diversification strategy. Lastly, credit quality remained excellent, as reflected by the reduction in credit losses and impaired loans.

DESCRIPTION OF BUSINESS

EFFECTS OF ENVIRONMENTAL PROTECTION REQUIREMENTS

In order to minimize environmental risk, several years ago the Bank implemented a procedure setting out its environmental responsibilities when granting credit and taking possession of assets. To date, the risks involved have not had a material impact on the Bank's operations.

STRUCTURE OF SHARE CAPITAL AND MARKET FOR SECURITIES

Structure of Share Capital

The Bank's share capital consists of common shares and two series of First Preferred Shares, Series 13 and 15.

Stock exchange listings

The common shares of the Bank as well as the First Preferred Shares, Series 13 and 15 and the notes described below are listed on the Toronto Stock Exchange (the "TSX").

Issue or Class	Ticker Symbol	Newspaper Abbreviation
Common Shares	NA	Nat Bk or Natl Bk
First Preferred Shares		
Series 13	NA.PR.J	Nat Bk s13 or Natl Bk s13
Series 15	NA.PR.K	Nat Bk s15 or Natl Bk s15
Notes		
Nikkei 225 (2009)	NA.NT.J	
Nikkei 225 (2007)	NA.NT.K	

Common Shares

Holders of common shares of the Bank are entitled to one vote per share. They are entitled to receive dividends, in such amounts and payable at such times as the directors determine. In the event of the liquidation, dissolution or winding-up of the Bank, after payment to the holders of First Preferred Shares of the amounts described in paragraph 3 under "First Preferred Shares" below, the remaining property of the Bank will be distributed equally and rateably among the holders of common shares.

First Preferred Shares

The First Preferred Shares, as a class, carry and are subject to the rights, privileges, restrictions and conditions set out below:

1. Issuance in Series
   The First Preferred Shares may be issued in series. The directors may, by resolution, fix the number of shares in, and determine the respective designations, rights, privileges, restrictions and conditions of each series of First Preferred Shares, including the terms and conditions of redemption, purchase or conversion and sinking fund or purchase fund provisions.

2. Dividends
   The holders of First Preferred Shares are entitled to receive dividends in such amounts and payable at such times as the directors determine. In respect of dividends, the holders of any series of First Preferred Shares have priority over the holders of common shares or any other class of shares of the Bank ranking junior to the First Preferred Shares. The holders of any series of First Preferred Shares are not entitled to any dividends other than those expressly provided for in the rights, privileges, restrictions and conditions attached to such series of First Preferred Shares.

3. Liquidation, Dissolution or Winding-Up
   In the event of the liquidation, dissolution or winding-up of the Bank, before any amount is paid for any property distributed to the holders of common shares or shares of any other class of shares ranking junior to the First Preferred Shares, the holders of each series of First Preferred Shares are entitled to receive (i) an amount equal to the price at which such shares were issued, (ii) such premium, if any, as has been provided for with respect to such series, and (iii) in the case of cumulative First Preferred Shares, all cumulative accrued and unpaid dividends, and in the case of non-cumulative First Preferred Shares, all non-cumulative dividends declared and remaining unpaid on and including the date of distribution. After payment to the holders of the First Preferred Shares of the amounts so payable to them, they may not participate in any further distribution of the property or assets of the Bank.

4. Voting Rights
   The holders of First Preferred Shares do not, as such, have any voting rights for the election of directors of the Bank or for any other purpose.

Each series of First Preferred Shares has its own set of terms and conditions.

Series 13 (Series J) (NA.PR.J)
The First Preferred Shares, Series 13, are redeemable in cash at the Bank's option, subject to obtaining the consent of the Superintendent of Financial Institutions (Canada) and upon notice of not more than 60 and not less than 30 days, (i) on August 15, 2005 and on the last day of each period of five years plus one day thereafter (the "conversion date"), in whole at any time or in part from time to time, at a price of $25 per share, plus all declared and unpaid dividends at the date fixed for redemption and, (ii) after August 15, 2005, other than on a conversion date, in whole but not in part, at a price equal to $25.50 per share, plus all declared and unpaid dividends at the date fixed for redemption; holders of First Preferred Shares, Series 13 are entitled to receive non-cumulative preferential dividends, payable quarterly in an amount of $0.40 per share for the first five years and variable thereafter.

They are convertible at the holder's option on August 15, 2005, or a subsequent conversion date, into fully paid First Preferred Shares, Series 14.

Series 15 (Series K) (NA.PR.K)
Subject to obtaining the consent of the Superintendent of Financial Institutions (Canada), the Bank may, at its option, redeem for cash the First Preferred Shares, Series 15 on or after May 15, 2008, in whole or in part, at any time at a price equal to $26.00 per share if they are redeemed prior to May 15, 2009, at $25.75 per share if they are redeemed during the 12 months prior to May 15, 2010, at $25.50 per share if they are redeemed during the 12 months prior to May 15, 2011, at $25.25 per share if they are redeemed during the 12 months prior to May 15, 2012, and at $25.00 per share if they are redeemed on or after May 15, 2012, in each case together with all declared and unpaid dividends thereon up to the date fixed for redemption.

The holders of First Preferred Shares, Series 15 will be entitled to receive a quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors of the Bank (the "Board"), on the 15th day of February, May, August and November of each year, at a quarterly rate equal to $0.365625 per share. The first of such dividends was paid on May 15, 2003. It was $0.416712 per share, based on the closing date of January 31, 2003.

Description of notes listed on the Toronto Stock Exchange

Nikkei 225 Protected Index Notes Due 2009 (NA.NT.J)
The Nikkei 225 Protected Index Notes (the "Notes") will mature on April 30, 2009 ("Maturity"). As at January 18, 2005, 1,300,000 Notes were issued at a price of $10 per Note. The Notes may not be called for redemption by the Bank prior to Maturity. At Maturity, each holder of Notes will receive in respect of each Note held the greater of (a) $10 and (b) the repurchase price (as defined below) which will be computed by reference to the Nikkei 225 Index. The repurchase price of each Note will be equal to the aggregate of $10 and the amount obtained by multiplying $10 by 100% of the appreciation rate of the Nikkei 225 Index from the date of issue to the date of Maturity (rounded down to the nearest cent). No interest will be paid on the Notes, if any, except at Maturity.

Nikkei 225 Protected Index Notes Due 2007 (NA.NT.K)
The Nikkei 225 Protected Index Notes (the "Notes") will mature on March 30, 2007 ("Maturity"). As at January 18, 2005, 1,000,000 Notes were issued at a price of $10 per Note. The Notes may not be called for redemption by the Bank prior to maturity. At Maturity, each holder of Notes will receive in respect of each Note held the greater of (a) $10 and (b) the repurchase price (as defined below) which will be computed by reference to the Nikkei 225 Index. The repurchase price of each Note will be equal to the aggregate of $10 and the amount obtained by multiplying $10 by 100% of the appreciation rate of the Nikkei 225 Index from the date of issue to the date of Maturity (rounded down to the nearest cent). No interest will be paid on the Notes, if any, except at Maturity.

Monthly prices of securities traded on stock exchanges during the fiscal year ended October 31, 2004

Common Shares (NA)

Date	High ($)	Low ($)	Volume
2004/10	48.78	43.65	7,902,487
2004/09	44.02	42.31	11,143,587
2004/08	45.20	42.82	5,701,403
2004/07	45.09	42.52	7,094,219
2004/06	44.84	42.65	8,474,074
2004/05	45.50	42.21	10,491,247
2004/04	47.99	42.72	9,173,737
2004/03	46.71	44.59	11,296,031
2004/02	45.87	43.40	14,264,231
2004/01	45.30	42.41	12,965,044
2003/12	43.48	40.40	12,645,238
2003/11	42.49	40.03	11,879,657

First Preferred Shares, Series 13 (NA.PR.J)

Date	High ($)	Low ($)	Volume
2004/10	26.45	25.55	165,496
2004/09	26.70	25.75	34,001
2004/08	26.61	26.25	70,153
2004/07	26.74	26.40	54,156
2004/06	26.69	26.51	387,360
2004/05	26.78	26.28	143,019
2004/04	27.20	26.25	378,620
2004/03	27.35	26.76	125,920
2004/02	27.35	27.01	507,420
2004/01	27.47	26.87	157,905
2003/12	27.33	26.96	18,435
2003/11	27.11	26.70	113,535

First Preferred Shares, Series 15 (NA.PR.K)

Date	High ($)	Low ($)	Volume
2004/10	27.00	26.18	110,596
2004/09	26.83	26.17	111,804
2004/08	26.85	26.30	126,850
2004/07	26.70	25.50	93,422
2004/06	26.00	25.50	507,189
2004/05	26.15	25.03	320,353
2004/04	27.87	25.25	659,115
2004/03	27.95	27.36	590,974
2004/02	27.85	27.10	118,486
2004/01	27.33	26.65	107,244
2003/12	27.49	26.41	92,832
2003/11	26.97	26.47	86,255

NIKKEI 225 NOTE (2009) (NA.NT.J)

Date	High ($)	Low ($)	Volume
2004/10	8.38	8.31	2,100
2004/09	8.35	8.15	6,946
2004/08	8.25	8.25	1,300

NIKKEI 225 NOTE (2007) (NA.NT.K)

Date	High ($)	Low ($)	Volume
2004/10	9.26	9.15	3,700
2004/09	9.20	9.05	19,400
2004/08	9.16	9.16	500

Deposit and Debenture Ratings

The table below provides the credit ratings assigned to the Bank's securities by rating agencies.

1. Moody's	National Bank of Canada
Short-Term	P-1
LT Bank Deposits	A1
LT Debt Senior	A1
LT Debt Subordinated	A2
Issuer Rating	A1
Financial Strength	B-

2. Standard & Poor's	
Short-Term Counterparty	A-1
Long-Term Counterparty	A
Senior Unsecured Debt	A
Subordinated Debt	A-
Commercial Paper (Canadian scale)	A-1 (Mid)
Commercial Paper (Global scale)	A-1
Preferred Stock (Canadian scale)	P-2 (High)
Preferred Stock (Global scale)	BBB+

3. DBRS	
Short-Term Instruments	R-1 (Low)
Deposits & Senior Debt	A
Subordinated Debt	A (Low)
Cumulative Preferred Shares	Pfd-2
Non-Cumulative Preferred Shares	Pfd-2n

4. FitchIBCA	
Short-Term	F1
Long-Term	A+
Individual	B
Support	2

The ratings should not be construed as a recommendation to buy, sell or hold Bank securities. Ratings may be revised or withdrawn at any time by the rating agencies.

A definition of the categories of each rating as at October 31, 2004 has been obtained from the respective rating organization's website and is outlined in Appendix A.

Number of Shareholders
As at October 31, 2004, there were 26,961 registered holders of common shares listed with the Registrar.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Since November 1, 1999, the directors whose names appear on page 134 of the Annual Report have held the principal functions described in the "Election of Directors" section of the Circular and in the Management Proxy Circular dated January 22, 2004.

EXECUTIVE OFFICERS

Since November 1, 1999, the officers mentioned on pages 137 and 138 of the Annual Report have held various management, executive or senior executive positions at the Bank, with the exception of the following:

Guy Benoît:	from 1998 to 2003, Vice-President – Central District, TD Bank Financial Group
Jean Blouin:	from 1998 to 2000, Manager – Investment and Interest Rate Department, *Fédération des caisses Desjardins du Québec*
Jean-François Bureau:	from 1996 to 2001, Vice-President – Corporate Finance, Le Groupe Vidéotron Ltée; from 2001 to 2002, Vice-President – Mezzanine Loans and Investments, EdgeStone Capital Partners; from 2002-2003, Senior Vice-President and Chief Financial Officer, Cable Satisfaction International Inc.
Linda Caty:	from 1998 to 2003, Vice-President and Corporate Secretary, National Bank of Canada; from 2003 to 2004, Corporate Secretary, BCE Inc.
René Collette:	from 1994 to 2000, Account Manager, New Brunswick, Royal Bank of Canada
Éric Girard:	from 1998 to 2000, Chief Trader, Financial Engineering Group, National Bank Financial
Marc Godin:	from 1997 to 2000, Chief Financial Officer, Western Europe, Telesystem Ltd.; from 2000 to 2001, Partner, IUGO Venture Inc.; and from 2001 to 2003, President, Marc Godin & Associés Inc.
Jacynthe Hotte:	from 1997 to 2002, Assistant Vice-President – Corporate Banking, National Bank of Canada; in 2002, Managing Director, Bank Financing, National Bank Financial
Lynn Jeanniot:	from 1998 to 2002, Executive Director, Institute of Canadian Bankers
Alice Keung:	from 1999 to 2000, Senior Director – Commercial Business Units, Information Technology, Air Canada; and from 2000 to 2003, Vice-President – Information Technology and Chief Information Officer, Air Canada
Olivier H. Lecat:	from 1997 to 2001, Vice-President – Corporate and Investment Banking, Internal Audit Services, Royal Bank
Benoit Marcotte:	from 1994 to 2003, Senior Vice-President – Sales Management and Network Administration, National Bank Financial
Jacques Naud:	from 1996 to 2000, Regional Manager, Bank of Montreal
Luc Papineau:	from 1998 to 2001, Vice-President and Branch Manager, Merrill Lynch Canada Inc.
Ricardo Pascoe:	from 1996 to 2000, Managing Partner, Veritas Capital Management LLC, Greenwich, CT; from 2000 to 2002, Executive General Manager – Americas, Commerzbank Capital Markets Corp., New York and Global Head of Fixed Income Trading and Global Head of Alternative Investment Strategies, Commerzbank Securities; and from 2002 to 2003, Global Head of Markets, Commerzbank Securities, London, England
Greg A. Reed:	from 1997 to 2002, Director, McKinsey & Company; and from 2002 to 2003, Senior Director, McKinsey & Company
Chantale Reid:	from 1998 to 2001, MBA student and self-employed consultant; and from 2001 to 2002, Vice-President – Operations, MédiSolution Ltée
Kevin Smith:	from 1997 to 2001, Vice-President – Human Resources, GATX Rail Canada; and from 2001 to 2004, Manager – Employee Relations, Air Canada

SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

The Directors and Executive Officers of the Bank as a group beneficially own less than 1% of the outstanding common shares of the Bank.

CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of the Bank, no officer mentioned on pages 137 and 138 of the Annual Report of the Bank and no director mentioned on page 134 of the Annual Report of the Bank has been, in the 10 years prior to the date of this Annual Information Form, a director or an officer of any other company, that while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied it access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold assets of the director or officer, except for:

- Marcel Dutil, a director of the Bank, who was on the board of directors of Total Containment Inc. when it was placed under the protection of Chapter 11 of the *United States Bankruptcy Code* on March 4, 2004; and
- E.A. (Dee) Parkinson-Marcoux, a director of the Bank until December 17, 2004, who was on the board of Southern Pacific Petroleum when it was placed in receivership in December 2003.

TRANSFER AGENT AND REGISTRAR

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec, Canada H3B 2G7
Telephone: 1-800-341-1419
(514) 871-7171
Fax: (514) 871-7442

For any correspondence:

National Bank Trust Inc.
Share Ownership Management
P.O. Box 888, Station B
Montreal, Quebec, Canada H3B 9Z9

INTEREST OF EXPERTS

Samson Bélair/Deloitte & Touche, S.E.N.C.R.L. are the auditors who prepared the Auditors' Report and the report on Canadian generally accepted audit standards.

BOARD OF DIRECTORS AND ITS COMMITTEES

The main duty of the Board is to oversee the management of the Bank, safeguard its assets, and ensure its viability, profitability and development. To do so, it is assisted by three committees: the Audit and Risk Management Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee.

A summary of the mandate of the Board and its three committees is included in the Circular in the "Corporate Governance" section. In addition, the mandates of the Board and of the Audit and Risk Management Committee are reproduced below in their entirety. These mandates may be amended from time to time without prior notice. Consequently, we invite you to contact the Corporate Secretary's Office of the Bank at 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2 in order to obtain the most recent version of these mandates.

The composition of the Audit and Risk Management Committee, the description of the financial expertise of its members and a summary of the policies and procedures for awarding contracts for non-audit services offered by the external auditors are presented in the "Corporate Governance" section of the Circular. Moreover, the breakdown of the fees by category for the services offered by the external auditors is presented under the "Auditor Fees" section of the Circular.

Mandate of the Board

" 1. ***Composition and Characteristics of the Board***

1.1 The Board of Directors is composed of directors who possess extensive complementary knowledge, competencies and skills, as well as relevant expertise enabling them to make an active, informed and profitable contribution to the management of the Bank, the conduct of its business and the orientation of its development.

1.2 Directors have the necessary time and interest to perform their duties effectively.

1.3 Directors act with integrity and exercise impartial judgment in performing their duties and fulfilling their responsibilities. Directors are bound by the provisions of the Code of Professional Conduct and other rules of ethics applicable to directors, officers and employees of the Bank and its subsidiaries.

2. ***Independence of the Board***

2.1 A majority of the members of the Board are directors who are not persons affiliated with the Bank, within the meaning of the *Bank Act* (hereinafter the "Act") and are "unrelated directors" within the meaning of the applicable guidelines of the TSX.

2.2 The Board, either directly or through one of its committees, adopts structures and procedures to ensure the Board functions independently of management.

2.3 Directors are required to disclose any conflict of interest to the Chairman of the Board or to the Chair of the Conduct Review and Corporate Governance Committee.

3. ***Duties and Responsibilities***

The Board of Directors oversees the management of the Bank either directly or through its committees. The responsibility of the Board is to safeguard the assets of the Bank, ensure its viability, profitability, sustainability and development, and obtain assurance that a control environment exists. The Board assigns responsibility for managing and directing the operations of the Bank to management. The Board expressly assumes the following functions:

Strategic Planning Process

3.1 Review, discuss and approve periodically the strategic plan through which the Bank establishes its mission, vision, business objectives and strategy, taking into account the opportunities and risks for the Bank, as well as the business plans relating to the main operations of the Bank.

3.2 Review and approve the business plans relating to the Bank's main operations and update them regularly to ensure they remain appropriate and prudent given the Bank's economic and business environment, its resources and its results.

3.3 Review the Bank's actual operating and financial results in relation to projected results based on its business objectives, its strategic plan and its business plans.

3.4 Review and approve operating budgets.

Assessing Risks

3.5 Review and approve the overall risk philosophy and risk tolerance of the Bank, recognize and understand the major risks to which the Bank is exposed and ensure that appropriate systems are set up for effective management of those risks.

3.6 Require that management report on the major risks to which the Bank is exposed, the integrity of procedures and controls to manage those risks and the overall effectiveness of the risk management process.

3.7 Require that management adopt a process aimed at determining the Bank's appropriate level of capital in terms of the risks assumed.

3.8 Discuss and approve all the major policies of the Bank, particularly the rules pertaining to the acceptance, oversight, management and reporting of material risks to which the Bank is exposed as well as changes thereto with respect to risk management.

3.9 Approve the declarations and reports relating to compliance with Canada Deposit Insurance Corporation (CDIC) Standards of Sound Business and Financial Practices or any declaration required by other regulatory authorities.

Description of the Functions of the Chairman of the Board

3.10 Approve the description of the functions of the Chairman of the Board without directors who are members of management and the Chairman of the Board being present.

Succession Planning and Remuneration for Directors

3.11 Approve the appointment of any new nominee for election as director, review and approve directors' remuneration, the form of remuneration, and the allowances given to directors, and take charge of the succession planning process for the Board of Directors.

Assessing the Effectiveness of the Board of Directors

3.12 Assess the effectiveness of the Board and of its committees, based on a process implemented by the Conduct Review and Corporate Governance Committee.

Succession Planning for Senior Management

3.13 Select and evaluate the President and Chief Executive Officer, set his compensation, and ensure succession planning.

3.14 Approve the appointment of qualified and competent members of senior management, set their compensation, ensure their training and development, and plan their succession.

Hiring of Outside Advisors

3.15 The Board of Directors can retain the services of outside advisors, at the Bank's expense.

External Auditors

3.16 Recommend to the shareholders the appointment of the external auditors and approve their remuneration.

Communication and Disclosure

3.17 Approve policies on the communication and disclosure of information to shareholders, investors and the general public.

3.18 Ensure that measures are in place to receive feedback from Bank shareholders.

Integrity and Ethics

3.19 Ensure that the rules of conduct and ethics are maintained, in particular by adopting a code of professional conduct for directors, officers and employees of the Bank and its subsidiaries and ensure that the Bank has an ongoing, appropriate and effective process to guarantee compliance with these rules.

3.20 Require that management set up a compliance program to ensure that the Bank complies with the Act, applicable regulations and any other obligations.

Material Transactions

3.21 Discuss and approve any activity, contract or agreement of any nature whatsoever which is not compatible with the Bank's mission or does not fall within its normal course of business.

3.22 Review and approve policies with respect to major initiatives and activities.

Related Party Transactions

3.23 Approve any related party transaction under section 497 of the Act which would cause the aggregate of loans and guarantees granted by the Bank or its subsidiaries to such related party to exceed 2% of the Bank's regulatory capital.

Governance of Major Subsidiaries

3.24 Discuss and determine the structure and general corporate governance principles applicable to the Bank's major subsidiaries in order to enhance the effectiveness of the oversight carried out by the Bank's Board of Directors.

3.25 Ensure that procedures are in place for communication between the boards and committees of the Bank's main subsidiaries and those of the Bank.

Exclusive Powers

3.26 Approve all matters that the Act assigns exclusively to directors, in particular the approval of dividends and procedures to resolve conflicts of interest.

Residual Powers

3.27 Assume any responsibility not delegated to management.

4. *Board Committees*

Types of Committees

4.1 The Board is responsible for overseeing the management of the Bank and may set up the appropriate committees to assist it in this role.

4.2 The Board may review the types of committees from time to time, appoint members thereto, delegate the appropriate powers thereof and approve the mandate therefor.

Composition

4.3 The Board committees are composed of directors who are not members of management.

4.4 Candidates who have been Board members for at least one year are eligible to sit on a committee, unless otherwise decided by the Board of Directors.

Committee Mandates

4.5 Each Board committee has a mandate describing the role and responsibilities of the committee which is approved by the Board of Directors.

4.6 The mandates define the responsibilities of the committees and determine whether the committees are to make decisions or formulate recommendations to the Board.

Minutes of Committees

4.7 Each Board committee records the minutes of each committee meeting, which are subsequently made available to the Board.

Ad Hoc or Special Committees

4.8 The Board may, from time to time, set up appropriate *ad hoc* committees.

5. *Expectations of the Board Regarding Management*

Duty to Report

5.1 Management is responsible for the day-to-day management of the Bank's operations pursuant to the powers delegated by the Board and in accordance with the laws and regulations applicable to the Bank.

5.2 Management facilitates the Board's oversight role regarding the business operations and internal administration of the Bank by submitting accurate, complete, relevant and timely information and reports to the members of the Board. Management must report to the Board by providing informed opinions regarding, for example, the Bank's main objectives, strategies, plans and policies."

Mandate of the Audit and Risk Management Committee

" 1. *Mission*

1.1 The Audit and Risk Management Committee (the "Committee") assists the Board of Directors by:
 a) reviewing financial statements, processes for presenting and disclosing financial information, internal controls, audit processes and management information systems in order to determine their integrity and effectiveness;
 b) acting as intermediary between the Board of Directors and the independent oversight functions (internal and external audit and compliance); and
 c) carrying out a detailed review of risk management and the control methods used therefor.

1.2 The external auditors of the Bank are required to report directly to the Committee and to submit reports to the Board of Directors and to the Committee as representatives of the shareholders.

1.3 The Committee fulfills its responsibilities in place of the Board and the shareholders by assuming the functions set out in section 10 hereof.

2. *Composition*

2.1 The Committee is composed of no less than three members appointed annually by the Board of Directors from among the directors of the Bank.

2.2 A majority of the members of the Committee are directors who are not persons affiliated with the Bank within the meaning of the *Bank Act* (hereinafter "BA") and all are "unrelated directors" within the meaning of the rules of the Toronto Stock Exchange ("TSX").

2.3 Each of the members of the Committee is "independent" in accordance with Regulation 52-110 Respecting Audit Committees ("52-110").

2.4 No officer or employee of the Bank or of a subsidiary of the Bank may be a member of the Committee.

2.5 Each of the Committee members is "financially literate" within the meaning of 52-110[1], and at least one member has "accounting or related financial expertise" within the meaning of the TSX rules[2].

3. *Chair*

3.1 The Chair of the Committee is designated by the Board of Directors. If the designated Chair is unable to chair a meeting of the Committee, said Committee selects one of the members of the Committee present to act as Chair for that meeting.

3.2 Any member who has sat on the Committee for two years is eligible to become the Chair, unless otherwise decided by the Board of Directors.

3.3 The term of a Committee member appointed Chair of the Committee may not exceed four years, unless otherwise decided by the Board of Directors.

3.4 The Chair of the Committee may ask the Chairman of the Board to have certain matters for which the Committee is responsible discussed at meetings of the Board of Directors.

4. *Secretary*

4.1 The Secretary of the Bank, an Assistant Secretary or any other person designated by the Secretary acts as Secretary of the Committee.

5. *Meetings and Calling of Meetings*

5.1 Meetings of the Committee are held on the date and at the time and place set by the Board of Directors, and the members of the Committee are informed thereof annually and in writing, with no further notice required.

5.2 An unscheduled meeting may be called at any time by the Chair of the Committee, the Chairman of the Board, the President and Chief Executive Officer of the Bank, one of the members of the Committee, the Senior Vice-President - Risk Management, the external auditors as well as the chief internal auditor.
A notice specifying the purpose, place, date and time of each unscheduled meeting shall be sent to each of the Committee members by mail or by any other means of telephonic or electronic communication no less than 24 hours prior to the time and date set for the meeting.

(1) According to 52-110, "financially literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank's financial statements.

(2) According to TSX rules, "accounting or related financial expertise" is the ability to analyze and interpret a full set of financial statements including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

Unscheduled meetings of the Committee may be held without notice, when all the members of the Committee are present or when members who are absent waive in writing the notice of such meeting.

5.3 Meetings of the Committee may be held by telephone or any other means which enables all participants to communicate with each other adequately and simultaneously. Persons participating in a meeting by telephone or by any other means of communication are deemed to have attended that meeting.

5.4 The external auditors are entitled to receive the notices calling meetings of the Committee, to attend the audit and risk management portions thereof and to be heard at such meetings.

5.5 The Committee may call a meeting of the Board of Directors to consider any matters that are of concern to the Committee.

5.6 The Committee members may meet in camera, as needed, under the direction of the Chair of the Committee.

6. Quorum

6.1 A majority of the Committee members constitutes a quorum.

6.2 Quorum shall exist for the entire meeting so that the Committee members may legitimately deliberate and make a decision. However, any director who is not present at any particular time during the meeting for the purposes of subsection 203(1) BA (disclosure of interest) shall be considered as attending for the purposes of quorum.

6.3 Subject to sections 6.1 and 6.2 above, the decisions made by the Committee concerning matters submitted for its consideration shall be made by a majority vote of the members present.

7. Minutes

7.1 The minutes of each meeting of the Committee are entered by the Secretary in a register specially held for such purpose.

7.2 The minutes of each meeting of the Committee, duly approved by the Committee, are attached to the agenda of a subsequent meeting of the Board of Directors, for information.

7.3 The Chair of the Committee makes an oral report on the deliberations of each meeting at a subsequent meeting of the Board of Directors.

8. Vacancy

8.1 A vacancy on the Committee is filled by the Board of Directors as it deems appropriate. Failure to fill a vacancy does not invalidate the decisions of the Committee, provided there is a quorum.

9. Hiring of Outside Advisors

9.1 The Committee has the following powers:

a) to engage independent legal counsel or other advisors as it determines necessary to carry out its duties;
b) to set and pay the compensation for any advisors employed by the Committee; and
c) to communicate directly with the internal and external auditors.

10. Functions and Responsibilities

The functions of the Committee are as follows:

10.1 Audit

Internal Control

10.1.1 Review, on an annual basis, the mandate of the internal audit function and ensure that it has the necessary resources to fulfill its mandate and the responsibilities established.

10.1.2 Require management to implement and maintain appropriate internal control procedures; review, evaluate and approve those procedures.

10.1.3 Review the effectiveness of the internal control policies and procedures of the Bank with the Senior Vice-President – Internal Audit or any officer or employee of the Bank acting in a similar capacity.

10.1.4 Review the internal auditors' reports on a quarterly or annual basis. Ensure that the necessary measures are taken to follow up the suggestions resulting from such report(s).

10.1.5 Take cognizance of the recommendations of management of the Bank with respect to the appointment or dismissal of the Senior Vice-President – Internal Audit or any officer or employee of the Bank acting in a similar capacity, and make the appropriate recommendations to the Board thereon.

10.1.6 Review and approve the annual internal audit plan and ensure the independence and effectiveness of this function.

10.1.7 Require that the internal audit function be free of all influences that might adversely affect its ability to assume its responsibilities in an objective manner.

10.1.8 Ensure cooperation between the internal and external auditors of the Bank.

10.1.9 Meet with the Senior Vice-President – Internal Audit of the Bank without management being present.

10.1.10 Review any document specified by the Superintendent of Financial Institutions and the recommendations made by regulatory authorities or the internal or external auditors and report thereon to the Board of Directors.

External Auditors

10.1.11 Be directly responsible for overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Bank, including the resolution of disagreements between management and the external auditors regarding financial reporting.

10.1.12 Make recommendations to the Board of Directors of the Bank regarding the appointment of external auditors and their remuneration.

10.1.13 Review and discuss the written report prepared by the external auditors detailing all factors that might have an impact on their independence and objectivity; recommend measures to be taken by the Board of Directors to ensure the independence of the external auditors.

10.1.14 Review the nature and scope of the work of the external auditors for the Bank as well as their remuneration.

10.1.15 Meet with the external auditors and management to discuss the annual financial statements, the documents required by the Superintendent or transactions that could adversely affect the financial well-being of the Bank.

10.1.16 Discuss with the external auditors the quality and acceptability of the accounting principles applied in financial reports.

10.1.17 Review the annual management letter on internal control from the external auditors of the Bank and ensure that measures subsequently taken by management are followed up.

10.1.18 Meet regularly with the external auditors of the Bank without management being present.

10.1.19 Assess the overall performance of the external auditors, including all audit and non-audit services, and analyze the impact of such services on the independence of the auditors.

10.1.20 Pre-approve all non-audit services to be provided to the Bank or its subsidiary entities by the external auditors, unless it has adopted specific policies and procedures to retain non-audit services and the following conditions have been met:

a) the policies and procedures for pre-approval are detailed as to the targeted services;
b) the Committee is informed of each non-audit service; and
c) the procedures do not involve the delegation to management of Committee responsibilities.

10.1.21 Review and approve the hiring policies of the Bank with regard to partners, employees and former partners and employees of the present and former external auditors of the Bank.

Financial Reporting and Analysis

10.1.22 Review, on an annual basis, the mandate of the financial analysis function and ensure that it has the resources needed to carry out its mandate and the responsibilities established.

10.1.23 Review the quarterly and annual consolidated financial statements of the Bank, the corresponding Management's Discussion and Analysis and relevant news releases, and recommend approval thereof to the Board of Directors of the Bank prior to their publication. Review the unaudited financial statements of certain subsidiaries.

10.1.24 Review all investments and transactions that could adversely affect the financial well-being of the Bank, particularly when brought to its attention by the external auditors or management.

10.1.25 Review and recommend to the Board of Directors the approval of information documents containing earnings guidance or audited or unaudited financial information, notably the annual information form and news releases for the publication of quarterly and annual consolidated financial statements of the Bank.

10.1.26 Periodically ensure that adequate procedures are in place for the review of the Bank's public disclosure of financial information.

10.1.27 Obtain from management information about material changes introduced by organizations such as stock exchanges or the Canadian Securities Administrators and changes made to accounting principles and standards which could have an impact on the preparation and/or disclosure of the financial statements of the Bank and its subsidiaries and inform the Board of Directors accordingly, if applicable.

10.1.28 Review management's report on any dispute, notice of assessment or any other claim of a similar nature which could have a material impact on the financial position of the Bank and ensure that such material claims are properly disclosed in the financial statements.

10.1.29 Meet with representatives of the Office of the Superintendent of Financial Institutions at the request of that organization and report to the Board of Directors.

10.1.30 Take cognizance of the minutes of the meetings of the Audit Committee of National Bank Financial Inc. and, if necessary, of any other Bank subsidiary with an audit committee.

Corporate Compliance

10.1.31 Review, on an annual basis, the mandate of the corporate compliance function and ensure that it has the resources needed to carry out its mandate and the responsibilities established.

10.1.32 Review management's annual report on the Bank's level of compliance with the BA, applicable regulations and any other obligations, and recommend approval thereof to the Board.

10.1.33 Review the annual report of the corporate compliance function on compliance at the Bank's subsidiaries.

10.2 Risk Management

10.2.1 Review, on an annual basis, the mandate of the risk management function and ensure that it has the resources needed to carry out its mandate and the responsibilities established.

10.2.2 Review the declarations and reports regarding compliance with the CDIC Standards of Sound Business and Financial Practices or any other declaration required by other regulatory authorities and recommend the approval thereof to the Board of Directors.

10.2.3 Require management to report to the Committee on the existence of a control environment[3] at the Bank that supports appropriate, effective and prudent management of its operations and of the risks to which it is exposed and that contributes to the achievement of its business objectives. Report thereon to the Board of Directors.

10.2.4 Require management to report to the Committee on the fact that the Bank is "in control," namely, that its operations are managed in accordance with strategic, risk, capital, liquidity and funding management processes; that such processes are carried out in a control environment; that major problems are identified; and that the Bank takes timely action to address them. Report thereon to the Board of Directors.

Risk Management

10.2.5 Identify the material risks to which the Bank is exposed.

10.2.6 Ensure that the risk management function has sufficient independence, status and visibility, and that it is reviewed periodically.

10.2.7 Review and recommend to the Board of Directors the adoption of policies for managing material risks, notably policies related to credit risk, market risk, structural risk, fiduciary risk and operational risk including outsourcing risk, and ensure that they are implemented. Review these policies at least once a year.

10.2.8 Require management to report to the Committee on the existence at the Bank of a process for proactively detecting, assessing and managing material risks and on compliance with policies and control measures. Report thereon to the Board of Directors.

Capital, Liquidity and Funding Management

10.2.9 Identify the Bank's capital, liquidity and funding needs.

10.2.10 Review and recommend to the Board of Directors the adoption of liquidity and funding management and capital management policies. Review these policies at least once a year.

10.2.11 Require management to report to the Committee on the existence at the Bank of capital, liquidity and funding management processes and on compliance with policies and control measures. Report thereon to the Board of Directors.

Credit

10.2.12 Subject to subsection 10.2.14 below, approve the credits of clients, by borrower and by group of borrowers, which exceed the powers delegated to Bank officers and which are defined in the credit risk management policies of the Bank.

10.2.13 Review and recommend to the Board of Directors, subject to the provisions set out in section 497 BA[4], any transaction between the Bank and a related party as defined in the BA, except transactions of nominal or immaterial value, personal loans, mortgage loans, lines of credit and financial services granted to officers, as set out in the *Conditions of loans and financial services applicable to transactions with senior officers and their related parties* which forms an integral part of the *Policy Governing the Management and Monitoring of National Bank of Canada Related Party Transactions*.

(3) **Control environment:** The environment that results from the following factors: approach to governance, management style, organizational structure, resource commitments, communication style, procedures and controls and the level of adherence thereto, the conduct of personnel, and human resource policies and practices.

(4) Any transaction with a related party must be approved by the Board of Directors if such transaction results in increasing the aggregate loan and guarantees granted by the Bank or its subsidiaries to a related party to more than 2% of the regulatory capital of the Bank.

10.2.14 Review changes in impaired loans, ensure that they are monitored and approve the taking of provisions for any impaired loans, according to the rules established in the Credit Risk Management Policy of the Bank.

10.2.15 Approve the uncommitted credit facilities of financial institutions, governments, corporations and other similar Canadian or foreign borrowers, arranged by the Bank for internal control, which exceed the loaning limits of Bank officers.

10.2.16 Receive reports analyzing the economic situation of a given sector of activity in which the Bank has a certain exposure and review portfolio limits in this sector of activity on the basis of management's recommendations.

10.2.17 Receive and examine the quarterly reports of the Bank on loan losses and non-performing loans.

10.3 Varia

10.3.1 Establish a policy and procedures for (i) the receipt, retention and treatment of complaints received by the Bank regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters.

10.3.2 Act as an audit and risk management committee for Natcan Trust Company or, if necessary, for any other subsidiary of the Bank where allowed under its incorporating act, and exercise all the duties incumbent upon such committee in accordance with the *Trust and Loan Companies Act* or any other applicable legislative or regulatory provision.

10.3.3 Exercise any other duty assigned to it by the Board of Directors and submit to it the recommendations it deems appropriate with respect to matters which fall within its purview."

ADDITIONAL INFORMATION

Additional information on the Bank is available on its website at www.nbc.ca and on the SEDAR website at www.sedar.com. Financial information on the Bank appears in the consolidated financial statements and in Management's Discussion and Analysis for the most recently completed fiscal year.

The Bank undertakes to provide to any person, upon request, a copy of the Annual Information Form together with a copy of any document incorporated therein by reference, a copy of the annual consolidated statements for the fiscal year ended October 31, 2004 together with the accompanying auditors' report, a copy of any subsequent quarterly report, a copy of the Circular in respect of its most recent Annual Meeting of Shareholders that involved the election of directors, and a copy of any document that is incorporated by reference into a preliminary short form prospectus or a short form prospectus whenever the securities of the Bank are part of a distribution. The Circular dated December 29, 2004 enclosed with the Notice of the Annual Meeting of Shareholders dated January 13, 2005 for the meeting scheduled for March 2, 2005 contains additional information such as the remuneration and indebtedness of directors and executive officers, the principal holders of Bank shares and stock options. Copies of these documents may be obtained upon request from the Corporate Secretary's Office of the Bank, 600 de La Gauchetière West, 4th Floor, Montreal, Quebec, Canada H3B 4L2.

APPENDIX A – RATING DEFINITIONS

1. Moody's

Short Term – P-1
Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

LT Debt Senior – A1
A1 debts are judged to be of high quality by all standards.

LT Debt Subordinated – A2
Banks rated A possess exceptional intrinsic financial strength. Typically, they will be major institutions with highly valuable and defensible business franchises, strong financial fundamentals, and a very attractive and stable operating environment.

LT Bank Deposits – Rating A1
Banks rated A for deposits offer good credit quality. However, elements may be present that suggest a susceptibility to impairment over the long term.

Financial Strength – Rating B-
Banks rated B possess strong intrinsic financial strength. Typically, they will be institutions with valuable and defensible business franchises, good financial fundamentals, and a predictable and stable operating environment.

A "-" modifier will be appended to ratings above the "E" category to distinguish those banks that fall in intermediate categories.

Issuer Ratings A1
Determines the ability of the Bank to honour senior unsecured financial obligations and contracts. Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

2. Standard & Poor's

A and A-
An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

P-2 (High) corresponds to BBB+
An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

A-1
A short-term obligation rated "A-1" is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong.

Plus (+) or minus (-)
The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

A-1 (Mid)
Short-term obligations rated "A-1 (Mid)" reflect a strong capacity for the obligor to meet its financial commitment on the obligation. Obligations rated "A-1 (Mid)" on the Canadian commercial paper rating scale would qualify for a rating of "A-1" on Standard & Poor's global short-term rating scale.

3. DBRS

R-1 (Low)
The DBRS short-term debt rating is meant to give an indication of the risk that a borrower will not fulfill its near-term obligations in a timely manner. Every DBRS rating is based on quantitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high," "middle" and "low."

Short term rated R-1 (Low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in the industry.

A and A (Low)
The DBRS long-term rating scales meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high" and "low." The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category. The AAA and D categories do not utilize "high," "middle" and "low" as different grades.

Long-term rated A is satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. While "A" is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

Pfd-2 and Pfd-2n
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Each rating category is denoted by the subcategories "high" and "low." The absence of either a "high" or "low" designation indicates the rating is in the "middle" of the category.

Preferred shares rated Pfd-2 are satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet, and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category.

The "n" designation will be attached to all ratings for securities that are non-cumulative. DBRS believes that the risk added under the non-cumulative covenant is a market risk and not a credit risk. This supports the DBRS view that ratings on equally ranking cumulative and non-cumulative securities should be the same, with the "n" used to alert subscribers to the additional potential for missed dividend payments that exist with non-cumulative issues, if default should occur.

4. Fitch

Short term

A short term rating has a time horizon of less than 12 months for most obligations or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet commitments in a timely manner. International credit ratings assess the capacity to meet foreign or local currency commitments. Both foreign and local currency ratings are internationally comparable assessments.

Short term F1

Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments.

Long term

International credit ratings assess the capacity to meet foreign or local currency commitments. Both foreign and local currency ratings are internationally comparable assessments.

A

High credit quality. "A" rating denotes a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Individual

Individual ratings are assigned only to banks. These ratings, which are internationally comparable, attempt to assess how a bank would be viewed if it were entirely independent and could not rely on external support. These ratings are designed to assess a bank's exposure to, appetite for, and management of risk, and thus represent our view on the likelihood that it would run into significant difficulties such that it would require support.

The principal factors we analyze to evaluate the bank and determine these ratings include profitability and balance sheet integrity (including capitalization), franchise, management, operating environment, and prospects. Finally, consistency is an important consideration, as is a bank's size (in terms of equity capital) and diversification (in terms of involvement in a variety of activities in different economic and geographical sectors).

B

The "B" rating denotes a strong bank. There are no major concerns regarding the bank. Characteristics may include strong profitability and balance sheet integrity, franchise, management, operating environment or prospects.

Support

2

The "2" rating denotes a bank for which there is a high probability of external support. The potential provider of support is highly rated in its own right and has a high propensity to provide support to the bank in question. This probability of support indicates a minimum long-term rating floor of "BBB-."